UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF April 2006
Commission File Number ____________

ABBEY NATIONAL PLC

(Translation of registrant’s name into English)
Abbey National House, 2 Triton Square
London NW1 3AN, England

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.

Contents

Business Review and Forward-looking Statements
Chief Executive’s Review 2
Forward-looking Statements 5

Business and Financial Review
Business Overview 6
Business Review – Summary 10
Business Review – Personal Financial Services 17
Business Review – Portfolio Business Unit 30
Other Material Items 31
Balance Sheet Business Review 32
Risk Management 52

Report of the Directors
Directors 67
Directors’ Report 70
Supervision and Regulation 79

Financial Statements
Independent Auditors’ Report to the Member of Abbey National plc 84
Primary Financial Statements 85
Accounting Policies 90
Notes to the Financial Statements 102

Business Review and Forward-looking Statements
Chief Executive’s Review
Overview
In the first full year since the acquisition of Abbey National plc (‘Abbey’) by Banco Santander Central Hispano, S.A., Abbey has made good progress in rebuilding its business and has posted a strong set of financial results.
     At the start of 2005 we set clear targets against which Abbey’s progress would be measured:

stabilise Personal Financial Services (PFS) trading revenues after a period of decline	PFS trading revenues were up 1%
accelerate cost savings, with a cost reduction in 2005 of £150m instead of the £100m originally targeted	cost reduction of £224m
We’ve reduced costs across the business, and there are clear signs of improved sustainable revenue performance.
     Our market share of new business in mortgages and savings has improved and our initiatives to enter areas where we have significant opportunities – such as current accounts, unsecured personal loans and investments — are building momentum. In addition, we have recently announced our intention to set up our own credit card business, drawing upon the expertise of Santander’s global card operations. Across all product lines we are focusing on profitable business, whilst maintaining good credit quality.
     Underpinning our progress are operational improvements in terms of sales capacity and productivity. The number of people holding sales authorisations in our branches has increased by 28% from the start of the year. In addition, the service issues that were hindering performance in the intermediary channel have been successfully addressed.
Key financial highlights:

>	statutory profit before tax of £596m (2004: £(21)m), with a profit after tax of £420m (2004: £(54)m);

>	statutory profit before tax for Personal Financial Services of £509m (2004: £(32)m);

>	Personal Financial Services trading profit before tax of £775m up 34% compared to £579m in 2004, benefiting from an increase in revenues combined with lower costs resulting from the cost reduction programme;

>	trading income in Personal Financial Services was slightly ahead of 2004, and better than originally targeted at the start of 2005. During the year trading income has benefited from increased fee income, partially offset by a modest decline in spreads;

>	Personal Financial Services trading expenses were £224m lower than 2004, a reduction of 13%, well ahead of the original targeted savings for 2005 of £100m;

>	a reduction in the Personal Financial Services trading cost: income ratio to 60.6% (2004: 69.9%);

>	provision charges in relation to Personal Financial Services lending (after adjusting for 2004 write backs) were higher by £54m;

>	reorganisation and other charges, IFRS embedded value charges and rebasing and hedging variances of £266m (2004:
£546m), including the cost of compensation following remediation of £70m relating to endowment misselling;

>	total retail customer loans of £99.3bn, up 4%, and retail deposits of £62.0bn, also up 4% compared to 2004; and

>	capital ratios decreased due to the impact of IFRS adjustments applicable from 1 January 2005 partly offset by an increase in net attributable profit. The tier 1 ratio decreased to 10.0% and equity tier 1 ratio to 6.6%, compared with 10.4% and 7.0% in 2004 respectively.

Business Review and Forward-looking Statements
Chief Executive’s Review continued
Strategic Outline
At the time of Abbey’s third Quarter trading update, details of Abbey’s strategic plan were announced. We have a clear vision to be the best retail bank in the UK, in terms of service and efficiency.
     Over the next three years we have plans to transform Abbey from its historical focus on mortgages and savings, to a full retail bank offering. Our aim is for Abbey to become a powerful competitor across the market, and we aim to be able to deliver strong revenue and profit growth over this period.

There are two components to Abbey’s strategic plan:

>	moving to a new operating model; and

>	delivering revenue growth in both existing and new markets.
New operating model
We believe that the new model will significantly improve the efficiency of back-office and manufacturing operations, change the mix of front / back office staff and improve front-line sales capability.
     In the short-term one of our priorities has been cost reduction activity, and at least 4,000 jobs were taken out of the business in 2005. Abbey will continue to review headcount against the needs of the business and our future plans, with further job cuts expected, though not of the magnitude experienced in 2005. This is in line with Santander’s model of continuous efficiency and improvements through leading edge technology. These types of cost saving efforts will become business-as-usual across Abbey.
     At the same time, we are working to improve our sales capability, and are targeting significant growth across all channels in 2006.
     Our current level of sales productivity is well below the average of our peers, and is significantly lower than the best in the market. We have introduced a basic focus on sales management across all channels – looking to increase and optimise capacity, and manage performance more rigorously.
     In the medium-term, we expect the implementation of Partenon, Santander’s information technology platform, will further lower the marginal cost of new business – reducing manufacturing and IT costs as a percentage of the total cost base, and allowing greater investment in customer facing activities.
     We anticipate that Partenon will not only provide efficiency benefits, but will also improve the speed to market with new products, and provide better sales tools and processes, including a single view of our relationship with the customer. A detailed implementation plan is now in place for Partenon, with a phased rollout through 2006 and 2007 – with 2008 the first year in which a full benefit will be realised.
Revenue growth from new and existing markets
In Abbey’s core markets of mortgage and savings, we are aiming to reverse the recent trends in revenues through more aggressive balance sheet growth in a more stable margin environment than in recent years. In mortgages we are targeting new business levels above our current stock share – to maintain and then grow our position in this market. In mortgages, plans to enter higher margin segments are being developed with progress expected through 2006 and 2007. These segments are a large and growing part of the market in which Abbey has not previously competed. In savings we have to defend our strong market position and focus on growing the business profitably.
     The bank will grow aggressively in areas where it is under-represented such as current accounts, unsecured loans, investments and pensions. In addition, it will seek to develop opportunities in consumer finance and business banking. Abbey is a natural competitor to the big four clearing banks and its plan is to attack in the areas where it has significant opportunities to grow and take market share.
     In some of these initiatives, Abbey can use the strength of Santander. As an example, in the consumer finance market Abbey entered into a joint venture in August to develop the motor finance business in the UK – drawing upon Santander’s expertise and product range in this area. In January we announced the intention to set up our own credit card business. In doing so we will exit the existing arrangement with MBNA, with Abbey’s new operations able to leverage Santander’s global card operation (which currently has 49 million cards in issue) and Partenon.
Financial targets
Abbey is on track to meet the revenue and cost targets set at the time of acquisition:

>	revenue synergies of £150m by 2007; and

>	cost synergies of £300m by 2007.
     As part of the strategic update in October 2005, further financial targets for 2006 – 2008 were published, including:

>	revenue growth of 5 – 10% per annum over the next 3 years;

>	a cost: income ratio of around 45% by 2008; and

>	a return on regulatory tier 1 equity of 18% by 2008.
In addition, £300m of cost savings are expected to be achieved before the full impact of Partenon, with further efficiency benefits in 2008, that will provide further scope for increased investment in front office operations.
     These are ambitious, but realistic targets in a competitive and slowing market environment. The confidence in the targets reflects the strength of the Abbey franchise – and the potential to improve performance and move into new markets. We expect this to be underpinned by the implementation of Partenon, and the ability to leverage the strength of the Group.

Business Review and Forward-looking Statements
Chief Executive’s Review continued
     At the same time we have been strengthening the management team. Changes include the appointment of Jorge Moran as Chief Operating Officer, who previously held senior roles in Santander and has extensive knowledge of European retail banking operations.
     In the first full year since the acquisition by Santander, we believe that Abbey has made excellent progress. We are meeting our challenges and have competitive products and the enthusiasm to succeed at all levels in the organisation. We have set ourselves clear targets, and will build on the momentum we have established in 2005. 2006 has started positively with business performance maintaining the trends reported through 2005, and we expect further improvements in customer service and business efficiency in 2006.
     We’ve made a good start towards achieving our three-year turnaround and long-term goal of becoming the best retail bank in the UK.
Francisco Gómez-Roldán
Chief Executive

Business review and forward-looking statements
Forward-looking statements
Abbey National plc (‘Abbey’) may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in documents filed with the US Securities and Exchange Commission, including this Annual Report, reports to shareholders and other communications. The US Private Securities Litigation Reform Act of 1995 contains a safe harbour for forward-looking statements on which Abbey relies in making such disclosures. Examples of such forward-looking statements include, but are not limited to:

>	projections or expectations of revenues, costs, profit (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios;

>	statements of plans, objectives or goals of Abbey or its management, including those related to products or services;

>	statements of future economic performance; and

>	statements of assumptions underlying such statements.
Words such as ‘believes’, ‘anticipates’, ‘expects’, ‘intends’, ‘aims’, and ‘plans’ and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
     By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Abbey cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by Abbey or on Abbey’s behalf. These factors include:

>	inflation, interest rate, exchange rate, market and monetary fluctuations;

>	the effect of, and changes to, regulation and government policy;

>	the effects of competition in the geographic and business areas in which Abbey conducts operations;

>	changes in consumer spending, saving and borrowing habits in the United Kingdom and in other countries in which Abbey conducts operations;

>	the effects of changes in laws, regulations, taxation or accounting standards or practices;

>	the ability to increase market share and control expenses;

>	the timely development of and acceptance of new products and services of Abbey and the perceived overall value of these products and services by users;

>	acquisitions and disposals;

>	technological changes;

>	the possibility of foreign exchange controls, expropriation, nationalisation or confiscation of assets in countries in which Abbey conducts operations; and

>	Abbey’s success at managing the risks of the foregoing.
Abbey cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to Abbey, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and Abbey does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Business and Financial Review
Business Overview
This section contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See “Forward-looking statements” on page 5.
General
Abbey National plc (‘Abbey’) and its subsidiaries (together, the ‘Group’) operate primarily in the UK, under UK Law and Regulation and are part of the Santander group of companies. Abbey is a significant financial services provider in the UK, being the second largest residential mortgage lender and the third largest savings brand. It operates across the full range of personal financial services serving approximately 18 million customers. Founded in 1857, Santander has over 60 million customers, approximately 10,000 offices and a presence in over 40 countries. It is the largest financial services group in Spain and Latin America.
     The principal executive office and the registered office of Abbey and Abbey National Treasury Services plc is Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN. The telephone number of Abbey is +44 (0)870-607-6000. The designated agent for service of process on Abbey in the United States is CT Corporation System, with offices at 111 Eighth Avenue, New York, NY 10011. Please see “Business and Financial review – Tangible fixed assets” for further information regarding Abbey’s properties.
Summary history of Abbey National plc
The Abbey National Building Society (‘the Society’) was formed in 1944 with the merger of two long-standing building societies. In 1988, Abbey National plc was incorporated as a bank and in 1989 the Society transferred business to Abbey National plc as part of the conversion and listing on the London Stock Exchange. In 2003, the brand name was shortened to Abbey and this is the name used in this Annual Report and Accounts. A list of Abbey’s principal subsidiaries and their country of incorporation can be found at page 122. On 12 November 2004, Abbey was acquired by Banco Santander Central Hispano, S.A.
Corporate purpose and strategy
Abbey’s ultimate purpose and goal is to maximise value for its shareholder, focusing on the provision of Personal Financial Services in the UK.
     Over the last two years, Abbey has made good progress in restructuring its business — exiting the large majority of £60bn of assets and businesses that were deemed non-core and investing in the ongoing Personal Financial Services operations. One year since the completion of the acquisition, excellent progress has been made against the stated 2005 targets: revenues have been stabilised, sales productivity has improved and significant cost savings achieved. Priorities for 2006 are to position Abbey to deliver revenue growth of between 5-10% subject to market conditions, as well as further cost savings.
Executive Responsibility
Following the completion of the acquisition of Abbey by Banco Santander Central Hispano, S.A. in November 2004, a new organisational structure was implemented with a revised set of executive responsibilities.
     Abbey’s management structure is headed by Francisco Gómez-Roldán, Chief Executive, supported by Jorge Morán, Chief Operating Officer and consists of three business divisions and three support divisions.

The business divisions consist of:

>	Retail Banking - responsible for all direct sales (branches, telephone, internet banking) and intermediary channels. Also responsible for marketing, including product design, branding and advertising. Graeme Hardie, joined Abbey and was appointed to the Board in February 2005 to head this division.

>	Insurance and Asset Management - responsible for the long-term savings and general insurance business together with the asset management activities of the Group. This division is headed by Javier Maldonado, who was appointed on 9 February 2006.

>	Finance and Markets - comprises Abbey Financial Markets, Finance and the Portfolio Business Unit, and is headed by Nathan Bostock. Abbey Financial Markets provides treasury services to the Group, including managing the Group’s funding, liquidity and capital; providing risk management services; as well as manufacturing retail structured products.

The support divisions consist of:

>	Human Resources - responsible for all human resources strategy and personnel support. This division is headed by Paul Lomas.

>	Manufacturing - responsible for all information technology and operations activity (including service centres). This division is headed by Juan Olaizola.

>	Risk - responsible for ensuring that the Board and senior management team of Abbey are provided with an appropriate risk policy and control framework, and to report any material risk issues to the Risk Committee and the Board. This division is headed by Ian Jenkins.
There are three further units that report directly to the Chief Executive – Strategy and Planning; Legal, Secretariat, Tax and Regulatory Affairs; and Communications.

Business and Financial Review
Business Overview continued
Competition
Competitive environment and future trends
Abbey’s main competitors are established UK banks, building societies and insurance companies and other financial services providers such as supermarket chains and large retailers.
     In recent years, customer access, choice and mobility have all increased, as has the extent of regulation. The market is competitive, driven largely by market incumbents.
Competition outlook
Management is confident of Abbey’s strength and potential to improve business performance despite a slower rate of growth in some of its core personal financial services markets.
Personal Financial Services
The overview of Personal Financial Services set out below reflects the reporting structure in place during 2005 in accordance with which the segmental information in the “Business Operating Review – Personal Financial Services” section has been presented.
Retail Banking
Residential mortgages
Abbey is the second largest provider of residential mortgages in the UK, providing mortgage loans for house purchases as well as home improvement loans to new and existing mortgage customers. Mortgage loans are offered in two payment types. Repayment mortgages require both principal and interest to be repaid in monthly instalments over the life of the mortgage. Interest-only mortgages require monthly interest payments and the repayment of principal at the end of the mortgage term (which can be arranged via a number of investment products including Individual Savings Accounts and pension policies, or by the sale of the property).
     Abbey’s mortgage loans are usually secured by a first mortgage over property and are typically arranged for a 25-year term, with no minimum term. Historically, interest on mortgage loans has been charged at variable rates determined at the discretion of Abbey by reference to the general level of market interest rates and competitive forces in the UK mortgage market. Fixed rate products offer a predetermined interest rate, generally fixed for between two and five years, after which they bear interest at standard variable rates.
     In common with the market, an increasing proportion of new mortgage business in recent years has been through trackers that track the Bank of England base rate normally with an incentive period for the first 2 to 5 years, and flexible mortgages, allowing the customer to vary their monthly payments, or take payment holidays, within predetermined criteria. More recently the UK market has seen an increase in the proportion of fixed rate lending. In line with the rest of the UK market, the majority of mortgages are prepaid at the end of the fixed or incentive period.
Savings
Abbey provides a wide range of retail savings accounts, including on-demand accounts, notice accounts, investment accounts and Individual Savings Accounts. Interest rates on savings in the UK are primarily set with reference to the general level of market interest rates and the level of competition for such funds.
Banking and Consumer Credit
Abbey offers a range of personal banking services including current accounts, credit cards and unsecured loans. Credit scoring is used for initial lending decisions on these products and behavioural scoring is used for certain products for further lending.
     Abbey’s principal credit card offering is delivered through its strategic alliance with MBNA Europe Bank Limited, who are responsible for taking the credit risk and currently managing the credit card base. In February 2006, Abbey announced its intention to commence issuing credit cards directly rather than through MBNA Europe Bank Limited from 2007.
Abbey National International
Abbey National International Limited, the principal offshore company, uses the Abbey International brand. Its head office is in Jersey, with a focus on attracting deposits by offering a range of savings accounts denominated in sterling, US dollars and euro.
Cater Allen
Cater Allen Limited offers banking services under the trading name Cater Allen Private Bank. The business attracts clients by marketing to introducers, including Independent Financial Advisers.
cahoot
cahoot is Abbey’s separately branded, e-commerce retail banking and financial services provider. cahoot targets customers who wish to access banking services predominantly through the internet.
General Insurance
The range of non-life insurance products sold by Abbey includes property (buildings and contents) and payment protection. Residential home insurance remains the primary type of policy sold and is offered to customers through the branch network, internet and over the telephone, as well as being sold by mortgage intermediaries, often at the same time that a mortgage is being taken out.
     The business model currently uses Norwich Union to underwrite most property and payment protection insurances. In addition, Capita Insurance Services and Cap Gemini are responsible for the management and development of systems to support

Business and Financial Review
Business Overview continued
the business whilst the servicing of most policies is outsourced to Capita Insurance Services and some claims administration to Aviva plc.
Insurance and Asset Management
The UK life insurance industry consists of three principal segments: protection, investment and savings, and pensions.

>	Protection. The traditional form of protection policy, known as term insurance, provides a lump sum benefit payable on death within a specified term. Policies are also available to provide protection against critical illness and disability.

>	Investment and savings. Investment bonds, with-profit bonds, structured products, unit trusts, Individual Savings Accounts and endowment life insurance policies are included in this category.

>	Pensions. In the UK pensions are a tax-efficient way of saving to provide benefits on retirement. This is a result of the tax deductibility of contributions made and the generally tax-free growth granted to pension funds.
Abbey National Life plc, and its related subsidiary companies distribute via the marketing associate route, whereby the associate is required to recommend the most suitable products from the product range of the companies for which it acts as associate.
     Abbey National Life plc provides a wide range of products including pension, protection and investment products. The subsidiaries of Abbey National Life plc include Abbey National Unit Trust Managers Limited which manages a range of Unit Trusts and Abbey National PEP and ISA Managers Limited which manages the Personal Equity Plans and Individual Savings Accounts businesses of Abbey.
     Scottish Mutual Assurance plc and Scottish Provident Limited distribute principally via the Independent Financial Adviser route in the UK. Independent Financial Advisers provide suitable advice on the product range that exists in the market place. Scottish Mutual Assurance plc and its predecessors have been in the insurance business since 1883. It provides a broad range of products including personal pensions, single premium products such as investment bonds annuities and products to cover death, critical illness and disability. New conventional protection business sold under the Scottish Provident brand in the UK is written into Scottish Mutual Assurance plc.
James Hay
James Hay provides and offers administration services for self-invested personal pension schemes and small self-administered pension schemes. Its services are provided to end customers mainly via Independent Financial Advisers and branded financial service providers.
Abbey Financial Markets
Abbey Financial Markets is structured into the following three business areas:
Asset and Liability Management
Asset and Liability Management is responsible for managing the Group’s structural liquidity. This includes Abbey’s capital management activities and medium and long-term funding, including Abbey’s structured covered bond and securitisation programmes. It manages Abbey’s product and structural exposure to interest rates and, in that role, is a link between the retail and other Abbey Financial Markets areas. Asset and Liability Management helps set and implement Board, Asset and Liability Committee and Risk Committee policies for all aspects of balance sheet management – formulating guidance for, and monitoring, the overall balance sheet shape, including maturity profile. In carrying out its financing role, it maintains many relationships in the financial world which are utilised by other parts of the organisation, including the other Retail Banking Services businesses and the two customer-facing Abbey Financial Markets businesses.
     Abbey first registered with the Securities and Exchange Commission in October 1994. Abbey National plc, Abbey National Treasury Services plc and Abbey National First Capital B.V. have registered various shelf facilities with the Securities and Exchange Commission, the most recent being in February 2001, permitting preference shares and debt securities, including medium-term notes and other subordinated securities, to be issued from the date of registration in an aggregate principal amount of approximately $7.0bn.
     Under the shelf facility registered with the Securities and Exchange Commission, Abbey National Treasury Services plc may issue senior debt securities, and Abbey National plc and Abbey National First Capital B.V. may issue subordinated debt securities. Abbey acts as guarantor on a senior basis of the debt securities issued by Abbey National Treasury Services plc, and as guarantor on a subordinated basis of the debt securities issued by Abbey National First Capital B.V. Various other entities within the Group may issue other subordinated securities under the shelf facility.
     At 31 December 2005, the aggregate amount of outstanding claims of creditors senior to the holders of subordinated debt of the following entities (and in the case of Abbey, senior to the holders of subordinated debt guaranteed by Abbey) was as follows:

Abbey and its subsidiaries	£196,094m
Abbey National plc	£131,182m

At 31 December 2005, the aggregate amount of outstanding claims of creditors of Abbey that will rank pari passu with the subordinated debt issued by Abbey (and with the subordinated debt guaranteed by Abbey) was as follows:

Abbey National plc	£7,310m

Business and Financial Review
Business Overview continued
In December 2005 there was a further issue under Abbey’s UK Residential Mortgage Backed Securitisation programme, Holmes Financing Master Trust, bringing the total issuance under the programme to £23.9bn, (of which £15.6bn is outstanding). The terms and conditions of the underlying mortgages remain unaffected by the securitisation process.
     See also “Liquidity sources”.
Derivatives and Structured Products
Derivatives and Structured Products cover equity, fixed income, residential property and credit derivative activities including the manufacture of structured products sold to retail customers by Abbey and other financial services organisations.
Short-Term Markets
Short-Term Markets is responsible for managing Abbey’s operating liquidity. It runs Abbey’s short-term funding and liquidity management activities and the securities lending/borrowing and repo businesses. Short-Term Markets focuses on managing Abbey’s liquidity, within the overall balance sheet management framework set by Asset and Liability Management, which also creates trading opportunities. Additionally, Short-Term Markets operates in several international non-cash markets, in particular the stock borrowing and lending repo markets. It has retained a US office, to facilitate Abbey’s short-term multi-currency fund raising.
Group Infrastructure
Group Infrastructure comprises Central Services, Financial Holdings (which contains the earnings on any surplus capital), and the results of certain small businesses.
Portfolio Business Unit
The Portfolio Business Unit originally comprised a number of businesses, assets and portfolios that were deemed inconsistent with the strategy focusing on personal financial services in the UK. Of the £60.0bn of assets that existed at the start of the programme, now only £2.5bn remains, consisting mainly of Porterbrook, and the Motor Finance and Litigation Funding business. Due to the significantly reduced size of the Portfolio Business Unit the remaining assets including Porterbrook will be reported as part of Abbey Financial Markets in 2006.

Business and Financial Review
Business Review – Summary
The results discussed below are not necessarily indicative of Abbey’s results in future periods. The following information contains certain forward-looking statements. See “Forward-looking Statements” on page 5.
     The following discussion is based on and should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report and Accounts. The Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’).
Executive summary
Abbey has prepared this Business and Financial Review in a manner consistent with the way management views Abbey’s business as a whole. As a result, Abbey presents the following key sections to the Business and Financial Review:

>	Business review summary - this contains an explanation of the basis of Abbey’s results and any potential changes to that basis in the future, a summary income statement with commentary, a summary income statement analysed between Personal Financial Services and the Portfolio Business Unit, and a summary of the nature of adjustments between our statutory basis of accounting and Abbey’s management basis of accounting (known as the “trading” basis);

>	Personal Financial Services - this contains a summary of the results, and commentary thereon, by income statement line item on a trading basis for each segment. Additional detailed information is provided for certain segments such as the Retail Banking and Insurance and Asset Management segments due to the significance of their impact on Abbey’s results;

>	Portfolio Business Unit - this contains a summary of the results and commentary thereon on a management basis. Additional information is provided on the assets and relevant provisions;

>	Other Material Items - this contains detailed information about the statutory to trading basis adjustments; and

>	Balance Sheet Review - this contains an analysis of Abbey’s balance sheet as a whole, including:

>	Capital disclosures - this contains an analysis of Abbey’s capital needs and availability;

>	Off-Balance Sheet disclosures - this contains a summary of Abbey’s off-balance sheet arrangements, their business purpose, and importance to Abbey; and

>	Liquidity disclosures - this contains an analysis of Abbey’s sources and uses of liquidity and recent cashflows.
Basis of results presentation
In 2005, the reorganisation of Abbey following its acquisition by Banco Santander Central Hispano, S.A. resulted in a change in the way our business is managed and reported. The discussions in this Annual Report and Accounts reflect our new segments, which are:

>	Retail Banking;

>	Insurance and Asset Management;

>	Abbey Financial Markets;

>	Group Infrastructure; and

>	Portfolio Business Unit
In this report, the Retail Banking, Insurance and Asset Management, Abbey Financial Markets and Group Infrastructure segments are referred to as the Personal Financial Services businesses. The analysis of our results for 2004 has also been presented on this basis. Previously, our segment reporting structure was:

>	Banking and Savings;

>	Investment and Protection;

>	Abbey Financial Markets;

>	General Insurance;

>	Group Infrastructure;

>	Wholesale Banking;

>	Motor Finance & Litigation Funding; and

>	Other.
     In summary, our General Insurance business has been transferred into the Banking and Savings segment, which has been renamed Retail Banking. In addition, Scottish Mutual International Limited, which was reported in the Other segment has been transferred into the Investment & Protection segment in 2005, which has been renamed Insurance and Asset Management. Finally, the Wholesale Banking businesses (which now consist principally of the Porterbrook leasing business), the Motor Finance and Litigation Funding businesses and the remaining businesses in the Other segment are now reported as the Portfolio Business Unit segment.
Critical factors affecting results
Critical accounting policies and areas of significant management judgement
The preparation of Abbey’s financial statements requires management to make estimates and judgements that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period.
     Management evaluates its estimates and judgements on an ongoing basis. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Business and Financial Review
Business Review — Summary continued
The following estimates and judgements are considered important to the portrayal of Abbey’s financial condition.
(a) Provisions for loans and advances
Abbey estimates provisions for loans and advances with the objective of maintaining balance sheet provisions at the level believed by management to be sufficient to absorb actual losses (“observed provisions”) and inherent losses (“incurred but not yet observed provisions”) in Abbey’s loan portfolio from homogeneous portfolios of assets and individually identified loans in connection with loans and advances to banks and loans and advances to customers. The calculation of provisions on impaired loans and advances is based on the likelihood of the asset being written off (or repossessed in the case of mortgage loans) and the estimated loss on such a write-off. These assessments are made using statistical techniques based on historic experience. These determinations are supplemented by various formulaic calculations and the application of management judgement.
     Abbey considers accounting estimates related to provisions for loans and advances “critical accounting estimates” because: (i) they are highly susceptible to change from period to period as the assumptions about future default rates and valuation of potential losses relating to impaired loans and advances are based on recent performance experience, and (ii) any significant difference between Abbey’s estimated losses (as reflected in the provisions) and actual losses will require Abbey to take provisions which, if significantly different, could have a material impact on its future income statement and its balance sheet. Abbey’s assumptions about estimated losses are based on past performance, past customer behaviour, the credit quality of recent underwritten business and general economic conditions, which are not necessarily an indication of future losses.
     Provisions for loans and advances, less amounts released and recoveries of amounts written off in previous years, are charged to the line item “Impairment losses on loans and advances” in the income statement. The provisions are deducted from the “Loans and advances to banks” and the “Loans and advances to customers” line items on the balance sheet. If Abbey believes that additions to the provisions for such credit losses are required, then Abbey records additional provisions for credit losses, which would be treated as a charge in the line item “Impairment losses on loans and advances” in the income statement.
(b) Valuation of financial instruments
Financial instruments that are classified at fair value through profit and loss (including those held for trading purposes) or available for sale, and all derivatives, are stated at fair value. The fair value of such financial instruments is the estimated amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. If a quoted market price is available for an instrument, the fair value is calculated based on the market price.
     When valuation parameters are not observable in the market or cannot be derived from observable market prices, as is the case with certain over-the-counter derivatives, the fair value is derived through analysis of other observable market data appropriate for each product and pricing models which use a mathematical methodology based on accepted financial theories. Depending on the product type and its components, the fair value of over-the-counter derivatives is modelled using one or a combination of pricing models that are widely accepted in the financial services industry. Pricing models take into account the contract terms of the securities as well as market-based valuation parameters, such as interest rates, volatility, exchange rates and the credit rating of the counterparty. Where market-based valuation parameters are not directly observable, management will make a judgement as to its best estimate of that parameter. In exercising this judgement, a variety of tools are used including proxy observable data, historical data, and extrapolation techniques.
     Abbey considers that the accounting estimate related to valuation of trading securities and derivatives where quoted market prices are not available is a “critical accounting estimate” because: (i) it is highly susceptible to change from period to period because it requires management to make assumptions about interest rates, volatility, exchange rates, the credit rating of the counterparty, valuation adjustments and specific features of the transactions and (ii) the impact that recognising a change in the valuations would have on the assets reported on its balance sheet as well as its net profit/(loss) could be material.
     Changes in the valuation of trading securities and derivatives where quoted market prices are not available are accounted for in the line item “Net tradingincome” in the income statement and the “Trading assets” or “Trading Liabilities” and “Derivative Financial Instruments” line items in Abbey’s balance sheet.
     The table below summarises Abbey’s trading portfolios and other assets and liabilities held at fair value by valuation methodology at 31 December 2005:

	Assets	Liabilities
	%	%

Fair value based on:
Quoted market prices	58	36
Internal models based on market prices	42	64
Internal models based on information other than market data	–	–

Total	100	100

(c) Long-term assurance business
Abbey accounts for its long-term assurance business using the embedded value basis of accounting used by banking groups, modified, as necessary, to comply with the requirements of IFRS (“IFRS embedded value”), including a consolidation on a line by line basis of the long-term assurance business into Abbey’s consolidated financial statements.
     The long-term assurance business issues insurance contracts and investment contracts. Insurance contracts are contracts which transfer significant insurance risk. As a general guideline, the Group defines as significant insurance risk the possibility of having to pay benefits on the occurrence of an insured event. Investment contracts are those contracts which carry no significant insurance risk. A number of insurance and investment contracts contain a discretionary participation feature which entitles the holder to receive, as a supplement to guaranteed benefits, additional benefits or bonuses that are likely to be a significant portion of the total contractual benefits and whose amount or timing is contractually at the discretion of the Group

Business and Financial Review
Business Review — Summary continued
and based on the performance of specified assets. Contracts containing a discretionary participation feature are referred to as participating or with-profits contracts.
     The critical accounting policies set out below relate to the valuation of insurance contract liabilities and the estimated future surplus emerging. In addition, results are affected by the movement in the value of financial assets within the long-term assurance business which are recorded at fair value through income. Management do not consider the valuation of investment contract liabilities as a critical accounting policy, as the impact of market changes is borne by the policyholder.
Insurance contracts and participating contracts
Abbey accounts for insurance contracts and participating investment contracts using the IFRS embedded value basis of accounting which recognises the present value of in-force (“PVIF”) business. The PVIF is calculated by projecting future surpluses (excluding future investment margins) and other net cash flows attributable to the shareholders arising from business written at the balance sheet date and discounting the result at a rate which reflects the shareholders’ overall risk premium.
     Liabilities relating to insurance contracts, which are not unit linked, are recorded when the premium is recognised as due. The liability is calculated by estimating the future cash flows over the duration of the in-force policies and discounting them back to the valuation date allowing for probabilities of occurrence. The liability will vary with movements in interest rates and with the cost of life assurance and annuity benefits where future mortality is uncertain. Assumptions are made in respect of all material factors affecting future cash flows, including future interest rates, mortality and costs. For conventional life and pensions business, the gross premium valuation method has been used.
     Liabilities for life insurance contracts, which are unit linked, are recorded when premiums are allocated. These liabilities are increased or reduced by the change in the unit prices and are reduced by policy administration fees, mortality and surrender charges and any withdrawals and include any amounts necessary to compensate the Group for services to be performed over future periods. The mortality charges deducted in each period from the policyholders as a group are considered adequate to cover the expected total death benefits claims in excess of the contract account balances in each period and hence no additional liability is established for these claims in excess of the contract balances. Revenue consists of fees deducted for mortality, policy administration and surrender charges. Interest or changes in the unit prices credited to the account balances and excess benefit claims in excess of the account balances incurred in the period are charged as expenses in the income statement.
     Liabilities of the Group’s with-profits life funds, including guarantees and options embedded within products written by that fund, are stated at their realistic values in accordance with the Financial Services Authority’s realistic capital regime. The measurement of insurance liabilities is calculated using stochastic methods and therefore reflects both the intrinsic and time value of guarantees and options embedded within products. Economic assumptions are calibrated to observed current market prices.
     Future surpluses used to calculate the value of in-force business will depend on lapse rates, mortality, persistency, and levels of expenses. Surpluses are estimated by management through assumptions about future experience, having regard to both actual experience and current economic trends. Surpluses expected to emerge in the future are discounted at risk-adjusted discount rates after provision has been made for taxation. There is an acceptable range into which these assumptions can validly fall, and the use of different assumptions or changes to these assumptions may cause the present value of future surpluses to differ from those assumed at the balance sheet date. This could significantly affect the income recognised, and the value attributed to the in-force business, in the accounts.
     The value of the in-force business could also be affected by changes in the amounts and timing of other net cash flows, principally annual management charges and other fees levied upon the policy holders, which are reflected in the income statement using unsmoothed fund values. In addition, to the extent that actual experience is different from that assumed, the effect will be recognised in the income statement for the period. Demographic assumptions are set individually by product.
(d) Impairment of goodwill
The carrying value of goodwill is stated at cost less impairment. The carrying value of goodwill is written down by the amount of any impairment, and the loss is recognised in the income statement in the period in which this occurs. Should an external event reverse the effects of a previous impairment, the carrying value of the goodwill may be written up to a value no higher than the original amortised cost. Impairments are calculated with reference to the discounted cash flows of the entity or income-generating unit. Assumptions about expected future cash flows require management to make assumptions about interest rates, the health of the economy and operating costs. This involves significant judgement because such factors have fluctuated in the past and are expected to continue to do so.
     Abbey considers that the accounting estimate related to impairment of goodwill is a “critical accounting estimate” because: (i) it is highly susceptible to change from period to period because it requires management to make assumptions about future cash flows, interest rates, the health of the economy and operating costs, and (ii) the impact that recognising a goodwill impairment charge would have on the assets reported on its balance sheet as well as on its net profit/(loss) could be material.
     Goodwill impairment charges are accounted for in the line item “Impairment recoveries/(losses) on fixed asset investments” in the income statement and the “Intangible assets” line item in the balance sheet.
(e) Provisions for misselling
Abbey estimates provisions for misselling with the objective of maintaining reserve levels believed by management to be sufficient to absorb current estimated probable losses in connection with compensation and costs relating to the handling of complaints from customers who claim misselling of endowment policies and other products. The calculation of provisions for misselling is based on the estimated number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case. These assessments are based on management’s estimate for each of these three factors.
     Abbey considers accounting estimates related to misselling provisions “critical accounting estimates” because: (i) they are highly susceptible to change from period to period in the three factors above, and (ii) any significant difference between

Business and Financial Review
Business Review — Summary continued
Abbey’s estimated losses as reflected in the provisions and actual losses will require Abbey to take provisions which, if significantly different, could have a material impact on its future income statement and its balance sheet. Abbey’s assumptions about estimated losses are based on past claims uphold rates, past customer behaviour, and past average settlements, which are not necessarily an indication of future losses.
     Provisions for misselling are charged to the line item “Provisions for other liabilities and charges” in the income statement. The provision is included in the “Other Provisions” line item on the balance sheet. If Abbey believes that additions to the misselling provision are required, then Abbey records additional provisions, which would be treated as a charge in the line item “Provisions for other liabilities and charges” in the income statement.
(f) Pensions
Abbey operates a number of defined benefit pension schemes as described in Note 43 to the Consolidated Financial Statements. The assets of the schemes are measured at their fair values at the balance sheet date. The liabilities of the schemes are estimated by projecting forward the growth in current accrued pension benefits to reflect inflation and salary growth to the date of pension payment, discounted to present value using the interest rate applicable to high-quality corporate bonds of the same currency and term as the scheme liabilities. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). An asset is only recognised to the extent that the surplus can be recovered through reduced contributions in the future or through refunds from the scheme. In determining the value of scheme liabilities, assumptions are made by management as to price inflation, discount rates, pensions increases, earnings growth and mortality.
     Abbey considers accounting estimates related to pension provisions “critical accounting estimates” because: (i) they are highly susceptible to change from period to period, and (ii) any significant difference between Abbey’s estimates of the scheme liabilities and actual liabilities could significantly alter the amount of the surplus or deficit recognised in the balance sheet and the pension cost charged to the income statement. Abbey’s assumptions about price inflation, discount rates, pensions increases, earnings growth and mortality are based on past experience and current economic trends, which are not necessarily an indication of future experience.
     Pension costs are charged to the line item “Administration expenses” in the income statement. The provision is included in the “Retirement benefit obligations” line item in the balance sheet. If Abbey believes that increases to the pensions cost are required, then Abbey records additional costs that would be treated as a charge in the line item “Administration expenses” in the income statement.
     The financial statements for the year ended 31 December 2005 include current year service costs for an amount equal to £101m. This cost was reduced (in 2004 it was £121m), reflecting reductions in scheme membership, salary reviews and changes in discount rates.
Profit on disposal of Group undertakings
Profits of £62m were made in the year ended 31 December 2005 on the disposal of Group undertakings.
Significant acquisitions and disposals
The results for the year ended 31 December 2005 have not been materially impacted by disposals. There were no significant acquisitions during the year.
Current and future accounting developments
Details of current and future developments can be found in the accounting policies.
Transitional exemptions permitted by IFRS 1
The Consolidated Financial Statements have, for the first time, been prepared in accordance with IFRS as approved by the International Accounting Standards Board (“IASB”), and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB that, under European Regulations, are effective or available for early adoption at the Group’s first reporting date under IFRS. The date of transition to IFRS for the Group and the date of its opening IFRS balance sheet was 1 January 2004. On initial adoption of IFRS, the Group applied the following exemptions from the requirements of IFRS and from their retrospective application as permitted by IFRS 1 “First-time Adoption of International Financial Reporting Standards”.
a)	Business Combinations – the Group has applied IFRS 3 “Business Combinations” to business combinations that occurred on or after 1 January 2004. Business combinations before that date have not been restated. Under previous GAAP (“UK GAAP”), goodwill arising on acquisitions after 1 October 1998 was capitalised and amortised over its estimated useful economic life. Goodwill arising on acquisitions before 1 October 1998 was deducted from equity. Had this exemption not been taken, the main effects would have been to recognise additional deferred tax on fair value adjustments made at the date of acquisition and to recognise additional intangible assets, with resulting adjustments to the carrying value of goodwill and retained earnings at 1 January 2004.
b)	Cumulative foreign currency difference – The Group has brought forward a nil opening balance on the cumulative foreign currency translation adjustment arising from the retranslation of foreign operations, which is shown as a separate item in shareholders’ equity at the date of transition in accordance with IAS 21 “The Effects of changes in Foreign Exchange Rates”. Had this exemption not been taken, the resulting retrospective application of IAS 21 would have resulted in a reallocation between retained earnings and other reserves at 1 January 2004 but would have had no impact on total equity.

c)	Implementation of IAS 32, IAS 39 and IFRS 4 (incorporating the adoption of FRS 27 “Life Assurance”) – As allowed by IFRS 1, the Group has not restated its 2004 consolidated income statements and balance sheets to comply with IAS 32, IAS 39 and IFRS 4.

Business and Financial Review
Business Review — Summary continued
d)	The Group has decided to early adopt IFRS 7 “Financial Instruments: Disclosures” and has taken advantage of the exemption therein from presenting certain comparative information.

e)	The Group has also decided to early adopt the amendment to IAS 19 “Employee Benefits- Actuarial Gains and Losses Group Plans and Disclosures” and has, therefore, recognised in equity at 1 January 2004 all cumulative actuarial gains and losses on post-employment benefit plans. Recognising certain actuarial gains and losses under the alternative ‘corridor approach’ would have reduced liabilities and increased retained earnings at 1 January 2004. Abbey has not elected to adopt a corridor approach going forward under IAS 19 ‘Employee Benefits’.

f)	The Group has adopted IFRS 5 “Non current assets held for sale and Discontinued Operations” prospectively from 1 January 2005 and has elected not to restate comparatives. Had this exemption not been taken, the retrospective application of IFRS 5 would have resulted in disclosures of an allocation of the profit for the year ended 31 December 2004 between continuing operations and discontinued operations.
Group summary
Summarised consolidated statutory income statement and selected ratios

	31 December	31 December
	2005	2004
	£m	£m

Net interest income	1,207	1,463
Non-interest income	1,533	1,382

Total operating income	2,740	2,845
Administrative expenses	(1,724)	(2,221)
Depreciation and amortisation	(199)	(547)
Provision for bad and doubtful debts	(218)	55
Provisions for other liabilities and charges	(3)	(233)
Amounts written off fixed asset investments	–	80

Profit/(loss) on ordinary activities before tax	596	(21)

Tax on profit/(loss) on ordinary activities	(176)	(33)

Profit/(loss) on ordinary activities after tax	420	(54)

Tier 1 capital ratio	10.0%	10.4%
Equity Tier 1 capital ratio	6.6%	7.0%
Closing risk weighted assets (£m)	55,972	56,171

2005 compared to 2004
Total profit before tax of £596m compared to a loss of £21m in 2004 marks a significant improvement on 2004. Material movements by line include:

>	net interest income of £1,207m (2004: £1,463m) fell due to a reduction of £99m in Portfolio Business Unit reflecting lower level of interest earning asset, the non-recurrence of £50m of gains relating to the close-out of hedges, and a 6 basis point fall in the retail banking spread.

>	non-interest income of £1,533m (2004: £1,382m), up 11% as a result of improved fee performance in relation to mortgages, banking and unsecured personal lending. In addition, reduced losses on disposal of Portfolio Business Unit loans and securities contributed positively.

>	administrative expenses of £1,724m (2004: £2,221m) were down 22%. Personal Financial Services expenses fell £439m to £1,686m largely reflecting the benefits of the cost reduction programme and higher costs in 2004 associated with the sale of Abbey National plc to Banco Santander Central Hispano, S.A. including costs realised post acquisition. Portfolio Business Unit expenses fell due to the reduced size of operations.

>	Depreciation and amortisation of £199m (2004: £547m) was down 64%. 2004 included a charge of £147m in connection with an impairment of goodwill in relation to Scottish Provident Limited distribution channels and depreciation on operating lease assets of £123m (2004: £184m), down 33% reflecting the sale of leasing companies in the Portfolio Business Unit through the year.

>	a credit provision charge in relation to bad and doubtful debts of £218m (2004: £55m release). The 2004 release included a release of general provisions of £136m together with the release of £60m of Scottish Provident Limited contingent loans not repeated in 2005. Other movements in the credit provision charge include an increase in mortgage provisions of £12m. The remaining increase relates to unsecured lending, reflecting some modest credit quality deterioration together with seasoning of the asset.

>	provisions for other liabilities and charges decreased to £3m (2004:
£233m). 2004 included a charge of £154m related to endowment misselling. Remediation costs relating to misselling of £70m in 2005 were also charged to administrative expenses.

>	amounts written off fixed asset investments were nil in 2005 (2004:
£80m release). The release reflected the disposal of Portfolio Business Unit assets for amounts in excess of their written down value.

Business and Financial Review
Business Review — Summary continued
Summarised consolidated statutory income statement analysed between Personal Financial Services and the Portfolio Business Unit

	31 December 2005			31 December 2004
	PFS	PBU	Total	PFS	PBU	Total
	£m	£m	£m	£m	£m	£m

Net interest income	1,243	(36)	1,207	1,400	63	1,463
Non-interest income	1,247	286	1,533	1,224	158	1,382

Total operating income	2,490	250	2,740	2,624	221	2,845
Administrative expenses	(1,686)	(38)	(1,724)	(2,125)	(96)	(2,221)
Depreciation and amortisation	(76)	(123)	(199)	(363)	(184)	(547)
Provision for bad and doubtful debts	(208)	(10)	(218)	65	(10)	55
Provisions for other liabilities and charges	(11)	8	(3)	(233)	–	(233)
Amounts written off fixed asset investments	–	–	–	–	80	80

Profit/(loss) on ordinary activities before tax	509	87	596	(32)	11	(21)

Adjustments between the statutory basis and the trading basis
Abbey’s Board reviews discrete financial information for each of its segments that includes measures of operating results and assets. However, due to the differing natures of its ongoing Personal Financial Services group of reportable segments and its Portfolio Business Unit segment, which is being managed for value, these are managed differently. The Personal Financial Services group of reportable segments is managed primarily on the basis of its results, which are measured on a trading basis. The Portfolio Business Unit segment is managed both on the basis of its results, which are measured on a management basis, and on the basis of its net asset value. On a consolidated level, the trading results of the Personal Financial Services group of reportable segments are aggregated with the management results of the Portfolio Business Unit segment to give the summarised trading income statement. The trading basis for Abbey’s Personal Financial Services group of reportable segments and the management basis for its Portfolio Business Unit segment are collectively known as the “trading” basis, as presented below.
Management considers that the trading basis provides the most appropriate way of reviewing the performance of the business. The main adjustments are:

>	IFRS embedded value charges and rebasing – These are unpredictable as they depend on both equity and debt market movements which do not affect the underlying performance of what is a very long-term business. The short-term market movements remain a very important factor in the management of the business but these are managed separately with a more risk-based focus.

>	Reorganisation and other costs – Comprise implementation costs in relation to the strategic change and cost reduction process. Management needs to understand the underlying drivers of the cost base that will remain after the exercise is complete, and does not want this view to be clouded by the costs of the exercise, which are managed independently.

>	Intangible asset charges – These charges can vary significantly year on year, and hence can materially affect the profit or loss for that year. As a result, Abbey reviews these charges separately to avoid clouding the presentation of underlying results.

>	Hedging variances – As a consequence of the introduction of IFRS, the balance sheet and income statement are subject to volatility particularly from the accounting for elements of derivatives deemed under IFRS rules to be ineffective as hedges. Where appropriate, such volatility is separately identified to enable management to view the underlying performance of the business.

>	Proforma IFRS adjustments – Due to certain IFRS standards only being applicable from 1 January 2005, the 2004 statutory results only include the impact of IFRS which are required to be applied retrospectively in the preparation of the 2005 results. As a result, management reviews the 2004 results on a proforma basis, incorporating the impact of those prospective IFRS where it can be determined what the impact would have been if the accounting changes had been effective in 2004. The impact includes the treatment of interest income and fees and the reclassification of preference shares from shareholders equity to debt, but excludes the effect of accounting for derivatives under IAS 39 as no estimate of their effect can be made.

>	One-off statutory IFRS adjustments – The conversion to IFRS resulted in the recognition of certain one off items including impairment charges. These items have been deducted from the results to allow management to understand the underlying performance of the business.
For a detailed explanation of these items, please refer to the “Other material items” section of the Business and Financial Review.

Business and Financial Review
Business Review – Summary continued
The adjustments applied to the Personal Financial Services group of reportable segments are:

>	IFRS embedded value charges and rebasing,

>	Reorganisation costs,

>	Intangible asset charges,

>	Hedging variances,

>	Proforma IFRS adjustments, and

>	One-off statutory IFRS adjustments.
The adjustment applied to the Portfolio Business Unit segment is Proforma IFRS adjustments.

Business and Financial Review
Business Review – Personal Financial Services
Personal Financial Services profit before tax by segment

		Insurance	Abbey
	Retail	and Asset	Financial	Group
	Banking	Management	Markets	Infrastructure	Total
31 December 2005	£m	£m	£m	£m	£m

Net interest income	1,400	55	1	(213)	1,243
Non-interest income	561	267	252	197	1,277
Depreciation of operating lease assets	–	–	–	–	–

Total trading income	1,961	322	253	(16)	2,520
Total trading expenses	(1,050)	(193)	(105)	(178)	(1,526)
Provision for bad and doubtful debts	(208)	–	–	–	(208)
Provisions for other liabilities and charges	(10)	(1)	–	–	(11)
Amounts written off fixed asset investments	–	–	–	–	-

Trading profit before tax	693	128	148	(194)	775
Adjust for:
- IFRS embedded value charges and rebasing	–	(12)	–	–	(12)
- Reorganisation expenses	(197)	(17)	(14)	(5)	(233)
- Intangible asset charges	–	(3)	–	–	(3)
- Hedging Variances	3	–	–	(21)	(18)
Adjust for:
- One-off statutory IAS adjustments	–	–	–	–	–
- Eliminating IAS proforma adjustments	–	–	–	–	–

Profit/(loss) before tax	499	96	134	(220)	509

		Insurance and	Abbey
	Retail	Asset	Financial	Group
	Banking	Management	Markets	Infrastructure	Total
31 December 2004	£m	£m	£m	£m	£m

Net interest income	1,432	72	(2)	(198)	1,304
Non-interest income	477	279	291	151	1,198
Depreciation of operating lease assets	–	–	–	–	–

Total trading income	1,909	351	289	(47)	2,502
Total trading expenses	(1,153)	(262)	(109)	(226)	(1,750)
Provision for bad and doubtful debts	(20)	–	–	–	(20)
Provisions for other liabilities and charges	(155)	–	–	2	(153)
Amounts written off fixed asset investments	–	–	–	–	–

Trading profit before tax	581	89	180	(271)	579
Adjust for:
- IFRS embedded value charges and rebasing	–	21	–	–	21
- Reorganisation expenses	(199)	(57)	(24)	(267)	(547)
- Intangible asset charges	–	–	–	(20)	(20)
- Hedging Variances	–	–	–	–	–
Adjust for:
- One-off statutory IAS adjustments	(62)	(32)	(11)	(134)	(239)
- Eliminating IAS proforma adjustments	80	(3)	—	97	174

Profit/(loss) before tax	400	18	145	(595)	(32)

2005 compared to 2004

>	Personal Financial Services trading profit before tax of £775m was up 34% on 2004 (2004: £579m), largely due to increased revenues combined with savings from the cost reduction programme.

>	Retail Banking trading profit before tax increased by 19% to £693m (2004: £581m). Included in the 2004 results were £92m of non-recurring revenue benefits. After adjusting for these items, the improvement was largely driven by increased fee income and the benefit of significant cost savings.

>	Insurance and Asset Management trading profit before tax increased to £128m (2004: £89m). The main reason for the movement is the large decrease in costs, a result of the cost reduction programme, partially offset by the impact of continued lapses.

>	Abbey Financial Markets trading profit before tax of £148m was down 18%, largely due to £65m of non-recurring revenue items in 2004, being partially offset by favourable market conditions and strong trading volumes, particularly in the second half of the year;

>	Group Infrastructure trading loss before tax of £194m decreased by £77m (2004: loss of £271m) due largely to the reduction in costs resulting from the cost reduction programme.

Business and Financial Review
Business Review – Personal Financial Services continued
Business flows relating to the Personal Financial Services businesses are set out below. These flows are used by management to assess the sales performance of Abbey, both absolutely and relative to its peers, and to inform management of product trends in the Personal Financial Services market.
Personal Financial Services business flows

	31 December	31 December
	2005	2004

Retail Banking
Mortgages:
Gross mortgage lending	£27.6bn	£25.0bn
Capital repayments	£24.6bn	£21.9bn
Net mortgage lending	£3.0bn	£3.1bn
Mortgage stock	£93.9bn	£90.9bn
Of which:
– Abbey retail	£89.9bn	£87.5bn
– Housing Association	£4.0bn	£3.4bn
Market share – gross mortgage lending	9.6%	8.6%
Market share – capital repayments	12.5%	11.5%
Market share – net mortgage lending	3.3%	3.1%
Market share – mortgage stock	9.7%	10.4%
Retail deposits:
Total net deposit flows	£2.6bn	£1.3bn
Of which:
– Abbey retail	£1.6bn	£0.3bn
– Other	£1.0bn	£1.0bn
Deposit stock	£62.0bn	£59.4bn
Of which:
– Abbey retail	£51.3bn	£49.7bn
– Other	£10.7bn	£9.7bn
Banking:
Bank account openings:
– Abbey retail	358,931	334,950
– Other	26,949	42,630

	385,880	377,580
Bank account liability:
– Abbey retail	£4.8bn	£4.5bn
– Other	£3.2bn	£3.2bn

	£8.0bn	£7.7bn
Credit card openings:
– Abbey retail	210,912	185,481
– Other	6,115	13,247

	217,027	198,728
Credit card stock:
– Abbey retail	1,178,205	1,048,718
– Other	134,824	139,634

	1,313,029	1,188,352

Gross unsecured personal loan lending:
– Abbey retail	£1.3bn	£1.1bn
– Other	£0.8bn	£1.1bn

	£2.1bn	£2.2bn
Unsecured lending asset
– Abbey retail	£2.3bn	£2.0bn
– Other	£1.5bn	£1.4bn

	£3.8bn	£3.4bn

*SME account openings (gross)	36,918	30,949
*SME account stock	195,579	159,752
*SME account liability	£4.0bn	£3.7bn

Business and Financial Review
Business Review – Personal Financial Services continued

	31 December	31 December
	2005	2004

Insurance and Asset Management
Investment:
New business premiums: Investments	£1,010m	£479m
New business premiums: Pensions	£250m	£292m

Total life assurance new business premiums	£1,260m	£771m
Inscape	£324m	£250m

Total investment new business premiums	£1,584m	£1,021m

Branch and Direct – annualised equivalent	£94m	£70m
Intermediary – annualised equivalent	£64m	£49m

Total life assurance annualised equivalent	£158m	£119m

Protection:

Branch and Direct	£18m	£19m
Intermediary	£64m	£78m

Total protection annualised equivalent	£82m	£97m

Funds under management – life assurance	£27bn	£26bn

General Insurance
New policy sales	314,821	377,523
Policies in force	1,472,954	1,672,606

* Small and Medium Enterprise.
2005 compared to 2004
Retail Banking Mortgages
Gross mortgage lending of £27.6bn (2004: £25.0bn) was 10% ahead of 2004 with an uplift in all channels and an improved average new business margin. This compared to a 1% decline in the size of the market, resulting in a market share estimated at 9.6% (2004: 8.6%). Capital repayments of £24.6bn were above natural share, as expected, reflecting high levels of incentive period maturities. Net lending of £3.0bn, was slightly ahead of 2004 and corresponds to a 3.3% market share.
Retail Deposits
Deposit inflows of £2.6bn were double the 2004 performance. Profitable new branch-based acquisition account inflows more than offset back-book attrition and helped to stabilise liability spreads. Overall, retail deposits balances of £62.0bn were up 4% on 2004.
Banking
In total, bank account openings were ahead of last year’s performance, with a stronger uplift in terms of adult Abbey bank accounts openings, up 14%. This was boosted by the “Bank and Save” campaign in the fourth quarter, which also contributed to an increase of switchers joining Abbey to 34,000.
  In total, gross unsecured lending was broadly in line with 2004, although balances grew by 12%. Abbey branded gross lending was up 18%, largely driven by improved systems capability in the branch channel.
  Credit card openings were up 9% compared to 2004, albeit with a weaker second half performance.
General Insurance
General Insurance policy sales of 314,821 were down 17% on 2004. This decline was primarily the result of a decline in household sales, but were also affected by Abbey’s exit from both the travel and motor markets in 2004.
Insurance and Asset Management Investment
Investment sales were 33% ahead of 2004, benefiting from significant growth in sales of the Select Offshore Bond, a strong tax year-end and the successful launch of Guaranteed Growth Plan and Guaranteed Income Bond through direct channels in the first half of the year. In total, investment sales (including Inscape) through direct channels were up 50%.
  Pension sales are down on last year due to sales efforts being targeted on development activity to capture increased sales following Pensions A-Day in April 2006.
Protection
Sales of protection sales fell relative to 2004, albeit set against a declining market. Second half protection sales were up 5% compared with the first half.

Business and Financial Review
Business Review – Personal Financial Services continued
Personal Financial Services trading income
Personal Financial Services trading income by segment by business

	31 December	31 December
	2005	2004
	£m	£m

Retail Banking	1,961	1,909
Insurance and Asset Management	322	351
Abbey Financial Markets	253	289
Group Infrastructure	(16)	(47)

Total trading income	2,520	2,502

Adjust for:
– IFRS embedded value charges and rebasing	(12)	(27)
– Reorganisation expenses – life assurance	–	(20)
– Hedging variances	(18)	–
– Eliminating IAS proforma adjustments	–	169

PFS total operating income	2,490	2,624

2005 compared to 2004
Retail Banking trading income was £52m higher than the previous period at £1,961m (2004: £1,909m). 2004 included non-recurring items of £92m, excluding which the increase was £144m. The improvement is largely attributable to growth in retail banking fee income, with balance sheet growth offsetting a modest spread decline to deliver a stable net interest income result.
     Insurance and Asset Management trading income of £322m was £29m lower than the previous period (2004: £351m), largely due to lower protection new business volumes, lower earnings on the in-force policies due to the lowering of the discount rate assumption and higher internal value based management charges following a change in the assumed mix of capital support. The 2005 result includes £118m of experience variances and assumption changes compared to £83m in 2004. (These are discussed in more detail in the ‘Insurance and Asset Management Income’ section).
     Abbey Financial Markets trading income of £253m was £36m lower than the previous period (2004: £289m), largely due to £65m of non-recurring specific revenue items in 2004.
     Group Infrastructure trading income of £(16)m (2004: £(47)m) was £31m higher than last year.
Personal Financial Services net interest income and spread
Personal Financial Services net interest income by segment

	31 December	31 December
	2005	2004
	£m	£m

Retail Banking	1,400	1,432
Insurance and Asset Management	55	72
Abbey Financial Markets	1	(2)
Group Infrastructure	(213)	(198)

Net interest income	1,243	1,304

2005 compared to 2004
Excluding Retail Banking (analysed below), net interest income decreased by £(27)m.
Personal Financial Services Banking spread

	31 December	31 December
	2005	2004

Net interest income (£m)	1,400	1,432
PFS Banking spread	1.45%	1.51%
PFS Average asset spread	0.71%	0.74%
PFS Average liability spread	0.74%	0.77%

(1)	Retail Banking net interest income includes income associated with the Housing Association asset, however the Personal Financial Services Banking spread excludes Social Housing.

(2)	Average spread is defined as interest received (mortgage, unsecured personal loans and overdraft interest less suspended interest) over average interest earning assets, less interest payable (savings, in-credit bank accounts) over interest bearing liabilities (including an element of wholesale funding).

(3)	Asset and liability spreads are calculated using the third party interest payments (such as mortgage interest receivable or savings interest payable) net of relevant hedging compared to an internal transfer price of average base rate plus 15 bps.
Net interest income in the Retail Bank fell from £1,432m to £1,400m. 2004 included £50m of non-recurring benefit, relating to the close out of the free-reserves hedges. The other movement reflects a strong banking performance offset by a lower mortgage contribution and continuing pressure from the decline in back book savings balances. Whilst the overall spread declined year-on-year by 6bps to 1.45% (2004: 1.51%), over the last 18 months the spread has remained stable, with the second half 2005 asset spread 2 bps better than the same point last year, reflecting increased standard variable rate balances.

Business and Financial Review
Business Review – Personal Financial Services continued

	31 December	31 December
	2005	2004
Mortgage asset mix (1)	£bn	£bn

Incentive period
Incentive standard variable rate linked	12	14
Incentive base rate linked	23	27
Fixed	24	19
Tied in	–	–

	59	60

Free-to-go
Standard variable rate linked	14	13
Base-rate linked	7	6
Flexible	9	6
Other	1	2

	31	27

Total mortgage asset	90	87

(1)	Quoted mortgage asset excludes £4.0bn (2004: £3.4bn) of Housing Association lending, consistent with the methodology used to calculate the Abbey retail spread.
2005 compared to 2004
In overall terms, mortgage assets of £90bn were over 3% higher than 2004. In 2005, the free-to-go balances on standard variable rate have stabilised, with growth in flexible products and fixed rate offers.
     The free-to-go standard variable rate asset of £14bn is higher than 2004, though in percentage terms, broadly in line as a proportion of the book as a whole.

	31 December	31 December
	2005	2004
Liability mix	£bn	£bn

Bank accounts	4.8	4.5
Remote access	11.2	11.0
Tax and bonds	15.0	15.1
Branch-based deposits	16.1	15.3

Total Abbey branded household liability (1)	47.1	45.9
Other subsidiaries (1)	14.9	13.5

Total PFS liability	62.0	59.4

(1)	The split is different to that in the “Personal Financial Services business flows” section due to the treatment of Abbey Business.
2005 compared to 2004
Branch-based deposits have increased by £0.8bn at £16.1bn (December 2004: £15.3bn). The mix has changed reflecting attrition from older branch-based accounts, more than offset by positive flows into new positive margin, branch-based offerings, such as Flexible Saver and Branch Saver.
     Remote savings balances, including internet and postal, have increased to £11.2bn (December 2004: £11.0bn). Tax and bonds savings balances increased, with Individual Savings Account (ISA) inflows offsetting bond maturities.
     Growth in balances outside Abbey retail relate primarily to cahoot.

Business and Financial Review
Business Review – Personal Financial Services continued
Trading non-interest income

	31 December	31 December
	2005	2004
	£m	£m

Mortgages:
Administration, survey and legal fees	68	50
Other	8	39

	76	89
Savings:	38	31
Banking credit card and UPL fees:
Banking fees	263	192
Credit card fees	18	17
Unsecured Personal Lending (‘UPL’) fees	52	34

	333	243
General Insurance:
Building and contents	85	91
Motor	3	6
Creditor	25	21
Other	1	(4)

	114	114

Retail Banking	561	477

Insurance and Asset Management	267	279

Abbey Financial Markets	252	291

Group Infrastructure	197	151

PFS trading non-interest income	1,277	1,198

2005 compared to 2004
Total mortgage non-interest income has fallen to £76m (2004: £89m). 2004 included £42m of specific benefits relating to the release of unused reassurance reserves from high loan-to-value mortgages (included on Other above). Apart from this, mortgage non-interest income was higher, reflecting volume growth and changes to new business fees.
     Savings non-interest income of £38m is up £7m on last year (2004: £31m), largely due to an increase in commissions driven by the level of investment sales made through the branch network.
     Banking related non-interest income increased by £90m to £333m (2004: £243m) driven by volume related increases, particularly in UPL and Abbey-branded credit cards, in addition to changes to specific fee structures.
     General insurance non-interest income of £114m (2004: £114m) was unchanged on last year.
     Insurance and Asset Management trading non-interest income is analysed in the life assurance income section that follows.
     Abbey Financial Markets non-interest income decreased 13% to £252m (2004: £291m). The 2004 result included a number of specific risk management trades which generated income of £65m. Other income was stronger reflecting increased trading volumes resulting from a favourable market environment.
     In Group Infrastructure, non-interest income of £197m (2004: £151m) increased by £46m, reflecting higher capital charges allocated to the life assurance companies.
Insurance and Asset Management Income

		31 December 2005
	Retail Life	Intermediary	Total
	£m	£m	£m

New business contribution	12	26	38
Contribution from existing business:
– expected return	34	166	200
– experience variances, changes in assumptions and expense loadings	46	72	118

Increase in value of long-term assurance businesses	92	264	356
Non-embedded value earnings:
ANUTM and ANPIM contribution(1)	43	–	43
Other income (including interest income)	22	82	104
Capital charge	(28)	(153)	(181)

Trading income	129	193	322
Operating expenses	(39)	(155)	(194)

Trading profit before tax (3)	90	38	128
Adjust for:
- IFRS embedded value charges and rebasing	(7)	(5)	(12)
- Reorganisation expenses and others	(3)	(17)	(20)

Profit/(loss) before tax	80	16	96

New business margin (%) (2)	26%	22%	23%

Business and Financial Review
Business Review – Personal Financial Services continued

	31 December 2004
	Retail Life	Intermediary	Total
	£m	£m	£m

New business contribution	14	31	45
Contribution from existing business:
– expected return	37	169	206
– experience variances, changes in assumptions and expense loadings	20	63	83

Increase in value of long-term assurance businesses	71	263	334
Other:
ANUTM and ANPIM Contribution (1)	38	–	38
Other income (including interest income)	15	99	114
Capital Charge	(21)	(114)	(135)

Trading income	103	248	351
Operating expenses	(43)	(219)	(262)

Trading earnings from PFS life assurance businesses (3)	60	29	89
Adjust for:
- IFRS embedded value charges and rebasing	(5)	26	21
- Reorganisation expenses	(7)	(50)	(57)
- One-off statutory IAS adjustments	–	(32)	(32)
- Eliminating IAS proforma adjustments	(1)	(2)	(3)

Profit/(loss) before tax	47	(29)	18

New business margin (%)(2)	40%	25%	28%

(1)	ANUTM stands for Abbey National Unit Trust Managers Limited and ANPIM represents Abbey National PEP and ISA Managers Limited.
(2)	New business margin is calculated as new business contribution, divided by related annualised equivalent premiums for Life contracts.
(3)	The above tables include James Hay and Inscape (i.e. represents Insurance and Asset Management Income rather than just Life Assurance).
The above analysis is shown on a traditional embedded value for ease of comparison however with an adjustment within experience variances and changes in assumptions included to account for the impact of moving to an IFRS embedded value basis. The key impacts have been the change in the method of the tax gross up the impact of product classification and the elimination of future investment margin in determining the discounted value of future profits. The tax gross up of the embedded value results is now based upon the combined rate of tax applicable to both policyholders and shareholders, as opposed to the shareholder rate of 30% as applied previously. In accordance with IAS 12 Income Taxes, this has been applied retrospectively and comparatives have been adjusted accordingly. In addition, embedded value accounting is not permitted for certain products classified as investment contracts where they do not contain significant insurance risk, whereby the associated income and costs are now accounted for on a deferral and matching basis. The elimination of future investment margin as required under FRS 27 has been applied retrospectively, with comparatives being adjusted accordingly.
2005 compared to 2004
New business contribution
New business contribution decreased from 2004. The reductions in Retail Life were mainly attributable to a 7% decrease in protection volumes and decreased contribution from ‘future category’ sales despite increased sales volumes due to decreased profitability. The reduction in Intermediary new business contribution is mainly due to a 22% fall in Protection sales (particularly Scottish Provident Self Assurance volumes) in a competitive market.
Expected return
Expected return represents the unwind of the discount on the discounted value of future profits, together with the return on shareholders’ funds held in the long-term business fund. Overall, the expected return of £200m (2004: £206m) was down £6m. The overall decline was due to the fall in interest rates, which impacts the risk discount rate and earnings on surplus capital. In addition, earnings have reduced due to capital repatriated to and dividends paid to Abbey. This fall was partly offset by earnings on contingent loan balances in place in 2004 being recognised as part of IFRS embedded value rather than in net interest income.
Abbey National Unit Trust Managers Limited (‘ANUTM’) and Abbey National PEP and ISA Managers Limited’s (‘ANPIM’) contribution
ANUTM and ANPIM non-interest income of £43m was marginally above last year (2004: £38m) due to higher sales volumes, mainly the Guaranteed Growth Plan and Safety Plus Growth Plan.
Other Income (including interest income)
Other income (including interest income) of £104m was adverse to 2004. This is mainly due to lost earnings on capital repatriated to, and dividends paid to Abbey from the shareholder fund.
Capital charge
The capital charge of £181m has increased on 2004 reflecting a change in methodology.
Operating expenses
Operating expenses of £194m are down on 2004 following the successful implementation of Group wide cost reduction initiatives.

Business and Financial Review
Business Review – Personal Financial Services continued
Experience variances, changes in assumptions and expense loadings
Experience variances, assumption changes and expense loadings of £118m (2004: £83m) have improved as follows:

	31 December 2005			31 December 2004
	Retail Life	Intermediary	Total	Retail Life	Intermediary	Total
	£m	£m	£m	£m	£m	£m

Mortality and morbidity experience	1	7	8	3	13	16
Lapse experience	–	(49)	(49)	(1)	(37)	(38)
Expense loadings	23	127	150	21	141	162
Changes to reserving and modelling methodology	22	(13)	9	(3)	(54)	(57)

Total experience and assumption changes variance	46	72	118	20	63	83

Experience variances relate to the current year and changes in assumptions capture the effect both in current year, and on the discounted value of future profits, of the difference between the actual experience and the assumptions built in the models for calculating the new business contribution and the expected return. However, investment variances and other one-off items are excluded.
     Mortality and morbidity experience variances have been favourable following the assumption changes made in the Life Companies at the end of 2004.
     Adverse lapse experience continues mainly reflecting general market trends as customers continue to seek alternative investment products to with-profit products. In addition, Protection lapses have been higher than expected due to increased competition throughout the year.
     Expense loadings reflect the amount of premium income received that is allocated to cover costs of writing new business and servicing the in-force book of business. The decrease year on year is a direct result of reduced new business and higher than expected lapses. This has been offset by reduced actual expenses following the implementation of Group wide cost reduction initiatives (included in ‘operating expenses’ line). The expense over/under run, which is a measure of the efficiency of cost management within funds, improved from an expense overrun of £8m in 2004, to an expense under run of £19m in 2005, mainly as a result of decreased costs following the implementation of group wide cost reduction strategies.
     Changes to modelling and reserving assumptions and other includes the benefit from the revision of expenses and revised mortality assumptions partially offset by a change in lapse assumptions and other modelling changes including an adjustment to allow for the impact of IFRS. Excluding the impact of IFRS and expense loadings, experience variances and changes in assumptions were £22m (2004: £(55)m)
IFRS embedded value charges and rebasing
IFRS embedded value charges and rebasing were £(12)m (2004: £21m).
     The IFRS embedded value charges and rebasing are disclosed in the “Other Material Items” section. The investment assumptions and variance totals has two main drivers. Firstly, the impact of investment markets over the period differing from expectations. This includes actual less expected interest on surpluses retained in the funds and the difference between actual and expected management charges on unit funds over the period. Secondly, the impact of closing market levels being different than expected on the discounted value of future profits. This includes items such as changes in asset mix and the impact of higher or lower unit values on the stream of future management charges. Other one-off adjustments included in 2004 reflect changes in provisioning and the impacts of stabilising the with-profits funds.
Life assurance new business premiums(1)

	31 December 2005
	Retail Life	Intermediary	Total
	£m	£m	£m

Single
Pension	24	204	228
Life and investments:
– ISA and unit trusts	536	–	536
– Life and other bonds	151	309	460

	711	513	1,224

Annual
Pension	10	12	22
Life and investments:
– ISA and unit trusts	13	–	13
– Life and other bonds	–	1	1
– Term assurance and other protection	18	64	82

	41	77	118

Total new business premiums	752	590	1,342
Annualised equivalent (2)	94	64	158
New business margin (3)	26%	22%	23%

(1)	Excludes sales through James Hay and Inscape.

(2)	Calculated as 10% of single premium new business premiums, plus annual new business premiums.

(3)	New business margin is calculated as new business contribution to IFRS embedded value, divided by related annualised premiums for life contracts.

\

Business and Financial Review
Business Review – Personal Financial Services continued

	31 December 2004
	Retail Life	Intermediary	Total
	£m	£m	£m

Single
Pension	17	243	260
Life and investments:
– ISA and unit trusts	409	–	409
– Life and other bonds	4	48	52

	430	291	721
Annual
Pension	13	19	32
Life and investments:
– ISA and unit trusts	14	–	14
– Life and other bonds	–	1	1
– Term assurance and other protection	19	78	97

	46	98	144

Total new business premiums	476	389	865
Annualised equivalent (2)	69	49	119
New business margin (3)	40%	25%	28%

(1)	Excludes sales through James Hay and Inscape.

(2)	Calculated as 10% of single premium new business premiums, plus annual new business premiums.

(3)	New business margin is calculated as new business contribution to IFRS embedded value, divided by related annualised equivalent premiums for life contracts.
2005 compared to 2004
Total Personal Financial Services life assurance new business premiums of £1,342m were 55% higher than 2004 (£865m), mainly reflecting the general improvement in the Individual Savings Account market.
A more detailed analysis of the movement includes:

>	Retail Life new business totalled £752m (2004:
£476m), up 58%. This was driven by increases in single premium structured Individual Savings Account sales and investment bonds.

>	New business premiums in Intermediary of £590m were 51% higher than 2004, predominantly due to increased sales of SPILA Flexible Select and Choice plan.
Assets under management
The table below shows the Abbey National Asset Managers’ funds under management by company (including related Portfolio Business Unit entities), and by type of business.

	31 December 2005
	Retail Life	Intermediary(1)	Total
	£bn	£bn	£bn

Closed with-profit funds	–	12.2	12.2
Ongoing businesses	3.4	11.3	14.7

Total	3.4	23.5	26.9

(1)	Intermediary includes Scottish Mutual Assurance plc, Scottish Provident Ltd, Scottish Provident International Ltd and Scottish Mutual International plc.

(2)	The above excludes James Hay and Inscape.

	31 December 2004
	Retail Life	Intermediary(1)	Total
	£bn	£bn	£bn

Closed with-profits fund	–	13.2	13.2
Ongoing businesses	4.7	8.3	13.0

Total	4.7	21.5	26.2

Note: The funds under management disclosed in the table above were largely outsourced in 2004.
Total funds under management have increased by £0.7bn to £26.9bn despite continued with-profit bond lapses due to favourable market movements and new business written in 2005.

Business and Financial Review
Business Review – Personal Financial Services continued
Personal Financial Services trading expenses
Personal Financial Services trading expenses by segment by business

	31 December	31 December
	2005	2004
	£m	£m

Retail Banking	1,050	1,153
Insurance and Asset Management	193	262
Abbey Financial Markets	105	109
Group Infrastructure	178	226

Total trading expenses	1,526	1,750
Adjust for:
– Reorganisation expenses	233	479
– Intangible asset charges	3	20
– IAS statutory and proforma adjustments	–	239

PFS expenses	1,762	2,488

2005 compared to 2004
At the time of the acquisition of Abbey by Santander, £300m of trading cost savings by 2007 were identified as potential synergies. Of these, £100m were earmarked to be achieved in 2005.
     Operating expense of £1,526m in 2005 were 13% lower than 2004. The cost reduction programme has reduced costs by £224m, with savings across all business units and is well ahead of the original target.
     In total, over 4,000 roles have been removed from the business during the year. Other cost savings have come from a detailed procurement review and other activities.
Personal Financial Services trading expenses by type

	31 December	31 December
	2005	2004
	£m	£m

Salaries and other compensation payments	693	718
Social security costs	58	64
Pension costs	91	84

Salaries and other staff costs	842	866
Bank, legal and professional expenses	49	76
Advertising and marketing	65	109

Bank, legal, marketing and professional expenses	114	185
Software, computer and administration expenses	320	421
Premises and equipment depreciation	67	92
Other property and equipment expenses	183	186

PFS trading expenses	1,526	1,750

2005 compared to 2004
Total employment costs were lower at £842m (2004: £866m) comprising:

>	Salaries and other compensation benefits are down on 2004 due to a reduction of 4000 roles throughout the year. A corresponding reduction in Social Security costs has been driven by these lower staffing levels;

>	Bank, legal, and professional expenses of £49m were down 35% on 2004, this is due to tighter cost control on discretionary spend and greater reductions through Procurement negotiations;

>	Advertising and marketing spend was £44m lower (2004: £109m) due to a significant reduction in advertising spend, greater procurement activity and increased costs in 2004 due to rebranding;

>	Computer and administration expenses of £320m (2004: £421m) were lower due to aggressive renegotiation or cancellation of contracts, along with a reduction in software purchases and descoping software maintenance contracts;

>	Premises and equipment depreciation expenses of £67m decreased by 27% (2004: £92m), due to asset write-offs and run-off more than offsetting increased capital investment;

>	Other property and equipment expenses fell 2% to £183m (2004: £186m), a result of a reduction in property running costs due to site closures and rationalisation, offset by increased utilities charges due to market rate increases;

Business and Financial Review
Business Review – Personal Financial Services continued
Personal Financial Services trading provisions
Personal Financial Services trading provisions by type

	31 December	31 December
	2005	2004
	£m	£m

Mortgages	8	(139)
Unsecured personal loans	116	73
Credit cards	9	7
Banking	64	66
Other	11	13

PFS provisions for bad and doubtful debts	208	20
Provisions for other liabilities and charges	11	153
Amounts written off fixed-asset investments	–	–

Total PFS trading provisions	219	173
Adjust for:
- IFRS embedded value charges and rebasing	–	48
- Reorganisation expenses (1)	–	(48)
Eliminating IAS proforma adjustments	–	(5)

PFS provisions	219	168

(1)	Includes empty premises provisions arising from the review of site locations and certain asset write-downs.
2005 compared to 2004
Total trading provisions of £219m were up from £173m in 2004. To understand the underlying trends, 2004 included firstly, a significant reduction in general provisions of £(136)m due to improvements in economic conditions, and secondly a charge for other liabilities relating to misselling of £153m.
     After these items the underlying trend in lending provisions is an increased charge of £52m. Of this increase, £12m related to mortgages, equivalent to approximately 1 basis point.
     Most of the remaining increase related to the unsecured book, with some modest credit quality deterioration in line with industry experience, but also attributable to growth and seasoning of the asset over the last two years.
Total Personal Financial Services non-performing loans

	31 December	31 December
	2005	2004
	£m	£m

Total non-performing loans (“NPLs”)	746	604

Total loans and advances to customers	99,226	95,751
Total provisions	269	243
NPLs as a % of loans and advances	0.75%	0.63%

Provisions as a % of NPLs	36.06%	40.23%

2005 compared to 2004
The value of non-performing loans increased to £746m (2004: £604m), driven by some deterioration in market conditions for unsecured lending and a modest slow down in the housing market for mortgages.
     As a percentage of loans and advances, non-performing loans have increased to 0.75% (2004: 0.67%), with provision coverage of 36.06% (2004: 37.71%). The balance sheet remains strong with secured lending constituting 96% of all customer loans.

Business and Financial Review
Business Review – Personal Financial Services continued
Personal Financial Services mortgage arrears, properties in possession and lending mix

Mortgage arrears

	31 December 2005			31 December 2004
			CML (1)			CML (1)
	Number of	% of total	Industry	Number of	% of total	Industry
Cases	cases (000)	mortgages	average %	cases (000)	mortgages	average %

1 – 2 months arrears	22.5	1.85	1.48	24.6	1.88	n/a
3 – 5 months arrears	5.5	0.45	0.52	5.9	0.45	0.47
6 – 11 months arrears	2.4	0.20	0.28	1.8	0.14	0.23
12 months + arrears	0.4	0.03	0.12	0.3	0.02	0.10

			31 December 2005		31 December 2004
				% of total		% of total
Value of arrears(2)			£m	mortgages	£m	mortgages

1 – 2 months arrears			16.4	0.02	16.1	0.02
3 – 5 months arrears			10.4	0.01	9.6	0.01
6 – 11 months arrears			8.3	0.01	5.2	0.01
12 months + arrears			2.8	–	2.7	–

Total arrears			37.9	0.04	33.6	0.04

Balance sheet provisions			58.1		53.1
Coverage (times)			1.5		1.6

Mortgage properties in possession

	31 December 2005			31 December 2004
		CML (1)			CML (1)
	Number of		Industry	Number of		Industry
Cases	cases	% of total	average %	cases	% of total	average %

No. of repossessions	1,214	0.10	0.09	987	0.08	0.05
No. of sales	1,055	0.09	0.07	1,024	0.08	0.05
Stock	447	0.04	0.04	288	0.02	0.02

(1)	The abbreviation CML stands for Council of Mortgage Lenders.

(2)	This represents the amount of payments outstanding rather than the total amount of loans in arrears
2005 compared to 2004
Mortgage 3-month-plus arrears cases have experienced a slight increase to 8,300 compared to 8,000 at 31 December 2004. This amounts to 0.68% of the total, compared to 0.61% at 31 December 2004, and remains significantly below 0.92% for the industry as a whole (per Council of Mortgage Lenders).
     By value, 3-month-plus arrears totalled £21.5m (December 2004: £17.5m), with provisions in place of £58.1m (December 2004: £53.1m).
     The stock of properties in possession rose by 55% to 447 (December 2004: 288), with the number of property repossessions also increasing by 227 to 1,214 (December 2004: 987). The increases in 3 months arrears and properties in possession are modest given that 2004 was the lowest experienced in a number of years.
Mortgage new business credit quality

	31 December	31 December
	2005	2004

Loan-to-value analysis:
New business
> 90%	4%	6%
75% - 90%	29%	32%
< 75%	67%	62%
Average (at inception)	60%	61%
Average loan-to-value of stock (indexed)	45%	45%
New business profile:
First-time buyers	14%	19%
Home movers	37%	41%
Remortgagers	49%	40%
Average earnings multiple	2.9	2.7

There has been no significant deterioration of quality over the period, with most credit quality indicators remaining similar to those reported in 2004. In particular:

>	The average loan-to-value of new business has remained broadly constant in 2005 at 60%, despite remortgage business reducing as a proportion of Abbey’s new business.

>	The proportion of new business written with a high loan-to-value (greater than 90%) has decreased in 2005 to only 4%.

>	Income multiples have increased in line with the market, given the continued increase in house prices. A review of income multiples has resulted in tighter guidelines for riskier segments of business.

>	For niche markets such as Buy-to-Let, Abbey is under-represented and has not significantly increased its exposure.

>	The proportion of remortgage business taking further equity release has remained unchanged for the last 18 months.

Business and Financial Review
Business Review – Personal Financial Services continued
Personal Financial Services banking and unsecured personal loan arrears

	31 December	31 December
	2005	2004
	£m	£m

Total banking and unsecured personal loan arrears (1,2)	126	121
Total banking and unsecured personal loan asset	3,749	3,288
Banking and unsecured personal loan arrears as a % of asset	3.4%	3.7%

(1)	Banking arrears are defined as customers whose borrowings exceed their overdraft by over £100.
(2)	Unsecured personal loan arrears are defined as the balances of accounts that are three or more monthly instalments in arrears.
2005 compared to 2004
The reduction in arrears as a percentage of assets reflects faster write offs in 2005 due to increased processing efficiency.
Personal Financial Services provisions for doubtful debts analysis – balance sheet

	31 December 2005		31 December 2004
	Provisions
	balance	Balance as % of	Provisions balance	Balance as % of
	£m	loan asset	£m	loan asset

Mortgages	58	0.1	53	0.1
Personal banking	45	12.1	39	11.5
Unsecured personal loans	89	4.5	73	4.4
Abbey Business	4	0.3	2	0.2
cahoot	73	5.3	74	5.7

Retail Banking	269	0.3	241	0.3
Insurance and Asset Management	–	–	–	–
Group Infrastructure	–	–	–	–

Total PFS	269	0.3	241	0.3

Mortgage provisions have increased in line with the modest rise in arrears and the ratio to asset reflects a stable performance on the portfolio.
     On the Abbey branded unsecured lending, the current experience of deteriorating performance on unsecured personal loans and managements view of worsening near term economic conditions affecting unsecured lending has resulted in higher provision balances on unsecured lending.
Personal Financial Services provisions for doubtful debts analysis – balance sheet reconciliation

	Mortgages	Unsecured	Total
	£m	£m	£m

At 1 January 2005	53	188	241
Transfer (to)/from P&L account	7	201	208
Recoveries	2	27	29
Income adjustment	1	16	17
Irrecoverable amounts written off	(5)	(221)	(226)

At 31 December 2005	58	211	269

Business and Financial Review
Business Review — Portfolio Business Unit (PBU)
Portfolio Business Unit trading profit on ordinary activities before tax

	31 December	31 December
	2005	2004
	£m	£m

Net interest income	(36)	73
Non-interest income	286	158

Total trading income	250	231
Total trading expenses	(38)	(96)
Depreciation and impairment on operating lease assets	(123)	(184)
Provision for bad and doubtful debts	(10)	(10)
Provisions for other liabilities and charges	8	–
Amounts written off fixed asset investments	–	80

Trading profit on ordinary activities before tax	87	21
- Eliminating IAS proforma adjustments	–	(10)

Profit/(loss) before tax	87	11

2005 compared to 2004
Trading profit before tax for the Portfolio Business Unit of £87m was significantly higher than the £21m in 2004, reflecting the more advanced stage of the exit programme, and profits on sale of finance leasing assets in the period.

>	Net interest income decreased by £109m to £(36)m (2004: £73m) due to lower average asset balances. Net interest income includes interest expense on the funding of operating lease assets, whereas operating lease income is included in non-interest income. As a result of this, and the lower average asset balances, net interest income is negative in 2005.

>	Non-interest income increased £128m to £286m (2004: £158m), reflecting lower absolute levels of asset disposals and related losses.

>	Depreciation on operating lease assets fell £61m to £123m (2004: £184m), due to continued disposals of operating lease businesses.

>	Trading operating expenses fell to £38m (2004: £96m) due to reduced size of operations.

>	Provision for bad and doubtful debts were in line with 2004.

>	Amounts written off fixed asset investments were nil with 2004 being a credit of £80m, representing disposals of assets in excess of written down values.
The remaining assets in the Portfolio Business Unit will be reported as part of Abbey Financial Markets in 2006. Within the £87m of the trading profit reported above, approximately £30m relates to these ongoing businesses.
Portfolio Business Unit assets and risk-weighted assets

	At 31 December 2005		At 31 December 2004(1)
		Risk-weighted		Risk-weighted
	Assets	assets	Assets	assets
	£bn	£bn	£bn	£bn

Total	2.5	2.5	4.7	3.9

(1)	The table excludes the shareholder net assets of the international life assurance businesses of £208m since they do not have a risk-weighted asset equivalent.
Total Portfolio Business Unit assets of £2.5bn were 47% lower than at December 2004, with a 36% reduction in risk-weighted assets to £2.5bn (2004: £3.9bn). The remaining balance is largely made up of the Porterbrook business, with some smaller Litigation Funding and Motor Finance balances.

Business and Financial Review
Other Material Items
Impact of IFRS embedded value charges and rebasing

	31 December 2005			31 December 2004
	Retail			Retail
	Life	Intermediary	Total	Life	Intermediary	Total
	£m	£m	£m	£m	£m	£m

Investment assumptions and variances	(7)	(5)	(12)	(5)	(12)	(17)
Other one-off adjustments	–	–	–	–	38	38

Total IFRS embedded value charges and rebasing	(7)	(5)	(12)	(5)	26	21

Investment assumptions and variances
This variance represents the adjustment to allow for differences between actual market performance and our assumptions set out at the beginning of the year. Overall, investment assumptions and variances have improved by £5m with no significant movements in the period.
Other one-off adjustments
The 2004 results represents a release of the provisions in respect of the Scottish Provident contingent loan in the long-term fund and shareholders’ fund not repeated in 2005.
Reorganisation and other

	31 December	31 December
	2005	2004
	£m	£m

Cost reduction programme	(158)	(441)
Asset write-downs	(5)	(106)
Misselling remediation cost	(70)	–

	(233)	(547)

Total reorganisation expenses of £233m are significantly lower than 2004, reflecting the cost reduction programme and ongoing restructuring of the business being at a more advanced stage and a lower proportion of regulatory change investment. During 2005, Abbey has undergone a detailed review of endowment policies in remediation. As a result, remediation costs of £70m with respect to endowment misselling were incurred.
Hedging variances

	31 December	31 December
	2005	2004
	£m	£m

Hedging variances	(18)	–

As a consequence of the introduction of IAS 39 prospectively from 1 January 2005, the balance sheet and income statement are subject to a certain amount of volatility particularly from the accounting for hedges deemed under IFRS rules to be ineffective. In 2005, the impact of this volatility was £(18)m.
Legal proceedings
Abbey and its subsidiaries are party to various legal proceedings in the ordinary course of business, the ultimate resolution of which is not expected to have material adverse effect on the financial position or the results of operations of Abbey.
Material contracts
Abbey and its subsidiaries are party to various contracts in the ordinary course of business.
Audit fees
Please refer to Note 9 of the Consolidated Financial Statements.

Business and Financial Review
Balance Sheet Business Review
Throughout this section, reference to UK and non-UK refer to the location of the office where the transaction is recorded.
Deposits
The following tables set forth the average balances of deposits for each of the three years ended 31 December.

	Average: year ended 31 December
	2005	2004
	£m	£m

Deposits by banks
UK	26,084	30,036
Non-UK	677	688

Total	26,761	30,724

Customers’ accounts (all interest bearing)
UK	60,099	59,405
Non-UK	5,580	5,301

Total	65,679	64,706

Customers’ accounts – by type

	Average: year ended 31 December
	2005	2004
	£m	£m

UK
Retail demand deposits	52,083	41,761
Retail time deposits	6,976	12,177
Wholesale deposits	1,040	5,467

	60,099	59,405

Non-UK
Retail demand deposits	1,092	1,152
Retail time deposits	4,375	4,149
Wholesale deposits	113	–

	5,580	5,301

Total	65,679	64,706

The tables below for 2003 contain information prepared under UK GAAP, Abbey’s previous primary GAAP, which is not comparable to information prepared under IFRS.

Average: year
ended 31
December
2003
£m

Deposits by banks
UK	7,144
Non-UK	1,761

Total	8,905

Customers’ accounts (all interest bearing)
UK	63,154
Non-UK	5,501

Total	68,655

Customers’ accounts – by type

Average: year
ended 31
December
2003
£m

UK
Retail demand deposits	42,477
Retail time deposits	12,620
Wholesale deposits	8,057

63,154

Non-UK
Retail demand deposits	1,260
Retail time deposits	4,083
Wholesale deposits	158

5,501

Total	68,655

Substantially all retail demand and time deposits are obtained either through the branch network, cahoot or remotely (such as postal accounts) and administered by the branch network, or cahoot, Abbey’s separately branded internet banking proposition.

Business and Financial Review
Balance Sheet Business Review continued
Retail demand and time deposits are also obtained outside the UK, principally through Abbey National Offshore Holdings Limited. They are all interest bearing and interest rates are varied from time to time in response to competitive conditions.
Demand Deposits
Demand deposits largely consist of balances, which are available on demand. The category also includes Individual Savings Accounts, current accounts, instant saver savings accounts, remote access accounts, such as those serviced by post, and a number of other accounts which allow the customer a limited number of notice-free withdrawals per year depending on the balance remaining in the account. These accounts are treated as demand deposits because the entire account balance may be withdrawn on demand without penalty as one of the notice-free withdrawals.
Time Deposits
The main constituents of time deposits are notice accounts, which require customers to give notice of an intention to make a withdrawal, and bond accounts, which have a minimum deposit requirement. In each of these accounts, early withdrawal incurs an interest penalty.
Wholesale Deposits
Wholesale deposits are those, which either are obtained through the money markets or for which interest rates are quoted on request rather than being publicly advertised. These deposits are of fixed maturity and bear interest rates, which reflect the inter-bank money market rates.
Short-term borrowings
The following tables set forth certain information regarding short-term borrowings (composed of deposits by banks, commercial paper and negotiable certificates of deposit) for each of the three years ended 31 December. While deposits by banks are reported in the “deposits” section above, they are also shown under “Short-term borrowings” because of their importance as a source of funding to Abbey.
Deposits by banks

	Year ended 31 December
	2005	2004
	£m	£m

Year-end balance (1)	27,478	18,412
Average balance	26,761	30,724
Maximum balance	35,872	25,530

	%	%

Average interest rate during year(2)	–	–
Year-end interest rate (2)	–	–

(1)	The year-end deposits by banks balance include non-interest bearing items in the course of transmission of £248m (2004: £161m).

(2)	Abbey policy is to mark to market its deposits by banks balances including interest and is recorded in net trading income banking rather than net interest income, therefore it has not been possible to calculate either the average interest rate during the year or year end interest rate.
At 31 December 2005, deposits by foreign banks amounted to £9,281m (2004: £9,538m).
The table below for 2003 contains information prepared under UK GAAP, Abbey’s previous primary GAAP, which is not comparable to information prepared under IFRS.

Year ended 31
December
2003
£m

Year-end balance (1)	1,178
Average balance	8,905
Maximum balance	10,979

%

Average interest rate during year	2.78
Year-end interest rate (2)	2.83

(1)	The year-end deposits by banks balance includes non-interest bearing items in the course of transmission of £204m.

(2)	Year-end interest rates are calculated on the basis of the interest earned in the year relative to the year-end balance, and are therefore not representative of actual interest rates.
At 31 December 2003, deposits by foreign banks amounted to £5,881m.

Business and Financial Review
Balance Sheet Business Review continued
Commercial paper

	Year ended 31 December
	2005	2004
	£m	£m

Year-end balance	6,009	1,656
Average balance	2,891	2,086
Maximum balance	6,009	3,367

	%	%
Average interest rate during year(1)	–	–
Year-end interest rate (1)	–	–

(1)	Abbey policy is to mark to market its commercial paper balances including interest paid on commercial paper and is recorded in net trading income banking rather than net interest income, therefore it has not been possible to calculate either the Average interest rate during the year or the year-end interest rate.
The table below for 2003 contains information prepared under UK GAAP, Abbey’s previous primary GAAP, which is not comparable to information prepared under IFRS.

Year ended 31
December
2003
£m

Year-end balance	1,298
Average balance	4,199
Maximum balance	7,300

%

Average interest rate during year	1.60
Year-end interest rate (1)	5.16

(1)	Interest rates are calculated on the basis of the interest earned in the year relative to the year-end balance and are therefore not representative of actual interest rates.
Commercial paper is issued by Abbey generally in denominations of not less than $50,000, with maturities of up to 365 days. Commercial paper is issued by Abbey National Treasury Services plc and Abbey National North America Corporation, a subsidiary of Abbey National Treasury Services plc.
Negotiable certificates of deposit

	Year ended 31 December
	2005	2004
	£m	£m

Year-end balance	5,282	7,073
Average balance (1)	5,727	8,496
Maximum balance	6,670	9,901

	%	%

Average interest rate during year(2)	–	–
Year-end interest rate (2)	–	–

(1)	Average balances for 2005 and 2004 are based upon daily data for Abbey National Treasury Services plc and its subsidiaries and monthly data for all other operations.

(2)	Abbey policy is to mark to market its negotiable balances including interest paid on negotiable certificate of deposits and is recorded in net trading income banking rather than net interest income, therefore it has not been possible to calculate either the Average interest rate during the year or the year-end interest rate.
The table below for 2003 contains information prepared under UK GAAP, Abbey’s previous primary GAAP, which is not comparable to information prepared under IFRS.

Year ended 31
December
2003
£m

Year-end balance	8,211
Average balance (1)	13,996
Maximum balance	22,429

%

Average interest rate during year	2.17
Year-end interest rate (2)	3.70

(1)	Average balances for 2003 are based upon daily data for Abbey National Treasury Services plc and its subsidiaries and monthly data for all other operations.

(2)	Year-end interest rates are calculated on the basis of the interest earned in the year relative to the year-end balance and are therefore not representative of actual interest rates.

Business and Financial Review
Balance Sheet Business Review continued
Certificates of deposit and certain time deposits
The following table sets forth the maturities of Abbey’s certificates of deposit and other large wholesale time deposits from non-bank counterparties in excess of £50,000 (or the non-sterling equivalent of £50,000) at 31 December 2005. A proportion of Abbey’s retail time deposits also exceeds £50,000 at any given date; however, the ease of access and other terms of these accounts means that they may not have been in excess of £50,000 throughout 2005. Furthermore, the customers may withdraw their funds on demand upon payment of an interest penalty. For these reasons, no maturity analysis is presented for such deposits. See “Short-term borrowings” above for information on amounts and maturities of claims under issues of commercial paper.

		In more than
		three months	In more than
		but not more	six months but
	Not more than	than six	not more than	In more than a
	three months	months	one year	year	Total
	£m	£m	£m	£m	£m

Certificates of deposit:
UK	1,485	397	1,346	202	3,430
Non-UK	1,690	104	29	29	1,852
Wholesale time deposits:
UK	2,406	203	112	1,103	3,824
Non-UK	–	–	–	–	–

Total	5,581	704	1,487	1,334	9,106

At 31 December 2005, there were an additional £1,355m of wholesale deposits which were repayable on demand. All wholesale time deposits exceeded £50,000 at 31 December 2005.
Securities
The following table sets out the book and market values of securities at 31 December for each of the three years indicated. For further information, see the notes to the Consolidated Financial Statements.

Business and Financial Review
Balance Sheet Business Review continued

	2005		2004
	Net asset	Market	Net asset	Market
	value	value	value	value
	£m	£m	£m	£m

Trading portfolio
Debt securities:
UK government	2,700	2,700	7,492	7,492
US treasury and other US government agencies and corporations	22	22	–	–
Other public sector securities	350	350	2,887	2,886
Bank and building society certificates of deposit	18,647	18,647	12,683	12,683
Other issuers:
Floating rate notes	463	463	224	224
Mortgage-backed securities	350	350	240	240
Other asset-backed securities	4,626	4,626	495	495
Other	4,396	4,396	12,317	12,317
Ordinary shares and similar securities	1,539	1,539	10,762	10,762

Sub Total	33,093	33,093	47,100	47,099

Investment securities
Debt securities:
UK government	–	–	–	–
US treasury and other US government agencies and corporations	–	–	–	–
Other public sector securities	–	–	28	28
Bank and building society certificates of deposit	–	–	317	317
Other issuers:
Floating rate notes	–	–	32	27
Mortgage-backed securities	–	–	38	42
Other asset-backed securities	–	–	257	310
Other	–	–	–	–
Ordinary shares and similar securities	13	13	30	32

Sub Total	13	13	702	756

Fair value through profit and loss
Debt securities:
UK government	2,794	2,794	–	–
US treasury and other US government agencies and corporations	100	100	–	–
Other public sector securities	417	417	–	–
Bank and building society certificates of deposit	841	841	–	–
Other issuers:
Floating rate notes	–	–	–	–
Mortgage-backed securities	–	–	–	–
Other asset-backed securities	343	343	–	–
Other	8,387	8,387	–	–
Ordinary shares and similar securities	11,670	11,670	–	–

Sub Total	24,552	24,552	–	–

Total	57,658	57,658	47,802	47,855

Business and Financial Review
Balance Sheet Business Review continued
The table below for 2003 contains information prepared under UK GAAP, Abbey’s previous primary GAAP, which is not comparable to information prepared under IFRS.

	2003
	Net asset	Market
	value	value (1)
	£m	£m

Investment securities
Debt securities:
UK government	125	125
US treasury and other US government agencies and corporations	–	–
Other public sector securities	28	28
Bank and building society certificates of deposit	204	204
Other issuers:
Floating rate notes	330	381
Mortgage-backed securities	36	37
Other asset-backed securities	535	483
Other	495	583
Ordinary shares and similar securities	394	394

Sub Total	2,147	2,235

Other securities
Debt securities:
UK government	547	547
Other public sector securities	3,827	3,827
Bank and building society certificates of deposit	15,811	15,811
Other issuers:
Floating rate notes	244	244
Mortgage-backed securities	608	608
Other asset-backed securities	614	614
Other	6,924	6,924
Ordinary shares and similar securities	1,239	1,239

Sub Total	29,814	29,814

Total	31,961	32,049

(1)	There are hedges in place in respect of certain securities where the rise or fall in their market value will be offset by a substantially equivalent reduction or increase in the value of the hedges.
UK government securities
The holdings of UK government securities (gilts) are primarily at fixed rates. Abbey’s assets and liabilities are predominantly floating rate (as described under ‘Risk management – market risk’ included elsewhere in this Annual Report and Accounts) which is used as the benchmark for risk management. Fixed-rate securities (including gilts) are generally hedged into floating-rate, on either an individual or an aggregate basis within the overall management of the appropriate book.
US treasury and other US government agencies and corporations
This category comprises US treasury securities, mortgage-backed securities issued or guaranteed by the US Government National Mortgage Association, the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation (collectively, ‘Agency Mortgage Backed Securities’).
Other public sector securities
This category comprises issues by governments other than the US and UK governments, issues by supranationals and issues by UK public sector bodies. These are a mixture of fixed-rate and floating-rate securities.
Bank and building society certificates of deposit
Bank and building society certificates of deposit are fixed-rate securities with relatively short maturities. These are managed within the overall position for the relevant book.
Other issuers: floating-rate notes
Floating-rate notes have simple risk profiles and are either managed within the overall position for the relevant book, or are hedged into one of the main currencies.
Other issuers: mortgage-backed securities
This category comprises US mortgage-backed securities (other than Agency mortgage-backed securities) and European mortgage-backed securities. The non-agency mortgage-backed securities have similar characteristics to the agency mortgage-backed securities discussed above and are managed along with the agency mortgage-backed securities for market risk purposes. European mortgage-backed securities have prepayment risks but few have cap features.
Other Issuers: other asset-backed securities
This category comprises a range of mostly floating-rate asset-backed securities including home equity loans, commercial mortgages, car dealer, lease and credit card debtors and student loans. A number of the credit card debtors incorporate cap features.

Business and Financial Review
Balance Sheet Business Review continued
Other issuers: other securities
This category comprised mainly synthetic floating-rate notes (which are fixed-rate bonds packaged into floating-rate by means of swaps tailored to provide a match to the characteristics of the underlying bond), along with a number of structured transactions which were hedged, as appropriate, either on an individual basis or as part of the overall management of the books. The synthetic floating-rate notes comprised bonds issued by banks, financial institutions and corporations, the latter being largely guaranteed by banks and financial institutions.
     The following table sets forth the book and market values of investment and other securities of individual counterparties where the aggregate amount of those securities exceeded 10% of Abbey’s shareholders’ funds at 31 December 2005.

	Book value	Market value
	£m	£m

Royal Bank of Scotland Group plc	3,230	3,233
HBOS plc	3,121	3,132
Lloyds TSB Group plc	2,707	2,717
Barclays Bank plc	1,847	1,848
Nordea Bank AB	1,000	1,000
Unicredito Italiano SPA	863	865
Government of Germany	823	885
Nationwide Building Society	617	617
Societe Generale	611	613
Banco Bilbao Vizcaya Argentaria	602	602
Republic of Italy	503	510
Bank of Ireland	500	501
HSBC Holdings plc	486	486
Kingdom of Spain	431	442
Credit Suisse Group	429	430
Republic of Austria	425	441
BNP Paribas	407	409
UK Government	403	457

For the purposes of determining the above, shareholders’ funds amounted to £3,110m at 31 December 2005.
Loans and advances to banks
Loans and advances to banks includes loans to banks and building societies and balances with central banks (excluding those balances which can be withdrawn on demand).
     The geographical analysis of loans and advances presented in the following table are based on the location of the office from which the loans and advances are made.

	Year ended 31 December
	2005	2004
	£m	£m

UK	8,060	11,081
Non-UK	1,036	670

Total	9,096	11,751

The table below for 2003, 2002 and 2001 contains information prepared under UK GAAP, Abbey’s previous primary GAAP, which is not comparable to information prepared under IFRS.

	Year ended 31 December
	2003	2002	2001
	£m	£m	£m

UK	6,219	6,465	9,288
Non-UK	936	135	586

Total	7,155	6,600	9,874

The following tables set forth loans and advances to banks by maturity and interest rate sensitivity at 31 December 2005.

			In more than	In more than
			three months	one year but
		In not more	but not more	not more
	On	than three	than one	than five	In more than
	demand	months	year	years	five years	Total
	£m	£m	£m	£m	£m	£m

UK	2,072	3,930	2,057	1	–	8,060
Non-UK	47	752	236	1	–	1,036

Total	2,119	4,682	2,293	2	–	9,096

Business and Financial Review
Balance Sheet Business Review continued

	Fixed rate	Variable rate	Total
	£m	£m	£m

Interest-bearing loans and advances to banks:
UK	3,755	4,113	7,868
Non-UK	78	958	1,036

	3,833	5,071	8,904
Items in the course of collection (non-interest bearing):
UK	n/a	n/a	192
Non-UK	n/a	n/a	–

Total	3,833	5,071	9,096

Loans and Advances to Customers
Abbey provides lending facilities primarily to personal customers in the form of mortgages secured on residential properties, a limited number of lending facilities to corporate customers and also provides finance lease facilities. Purchase and resale agreements represent sale and repurchase activity with professional non-bank customers by Abbey Financial Markets short-term markets business.
     The geographical analysis of loans and advances presented in the following table are based on the location of the office from which the loans and advances are made.

		Year ended 31 December
		2005	2004
		£m	£m

UK
Advances secured on residential properties		94,330	91,164
Purchase and resale agreements		4,789	4,520
Other secured advances		1,882	1,793
Corporate advances		334	1,030
Unsecured personal advances		3,845	3,517
Finance lease debtors		3	1,108

		105,183	103,132

Non-UK
Advances secured on residential properties		26	14
Purchase and resale agreements		13,152	6,737
Other secured advances		–	–
Unsecured personal advances		31	–
Finance lease debtors		–	–

		13,209	6,751

Total		118,392	109,883

The table below for 2003, 2002 and 2001 contains information prepared under UK GAAP, Abbey’s previous primary GAAP, which is not comparable to information prepared under IFRS.

	Year ended 31 December
	2003	2002	2001
	£m	£m	£m

UK
Advances secured on residential properties	73,481	65,777	60,738
Purchase and resale agreements	2,958	742	2,704
Other secured advances	2,938	4,645	3,920
Corporate advances	3,762	9,071	9,119
Unsecured personal advances	3,228	5,162	4,833
Finance lease debtors	2,558	3,429	4,671

	88,925	88,826	85,985

Non-UK
Advances secured on residential properties	1,745	3,186	2,091
Purchase and resale agreements	6,414	2,358	1,507
Other secured advances	33	106	48
Unsecured personal advances	145	123	119
Finance lease debtors	15	18	67

	8,352	5,791	3,832

Total	97,277	94,617	89,817

No single concentration of loans and advances, with the exception of advances secured on residential properties and corporate advances in the UK, as disclosed above, accounts for more than 10% of total loans and advances and no individual country, other than the UK and US, accounts for more than 5% of total loans and advances.
     The following tables set forth loans and advances to customers by maturity and interest rate sensitivity at 31 December 2005. In the maturity analysis, overdrafts are included in the “on-demand” category. Advances secured by residential properties are included in the maturity analysis at their stated maturity; however, such advances may be repaid early. Abbey’s mortgage loans currently have an average life of six years depending on, among other factors, housing market conditions.

Business and Financial Review
Balance Sheet Business Review continued

			In more than	In more than
		In not more	three months	one year but
	On	than three	but not more	not more than	In more than
	demand	months	than one year	five years	five years	Total
	£m	£m	£m	£m	£m	£m

UK
Advances secured on residential properties	1,199	1,362	1,968	10,730	79,071	94,330
Purchase and resale agreements	–	4,789	–	–	–	4,789
Other secured advances	229	2	2	15	1,634	1,882
Corporate advances	–	67	8	169	90	334
Unsecured personal advances	974	165	633	1,802	271	3,845
Finance lease debtors	–	–	–	1	2	3

Total UK	2,402	6,385	2,611	12,717	81,068	105,183

Non-UK
Advances secured on residential properties	–	–	–	2	24	26
Purchase and resale agreements	12,655	497	–	–	–	13,152
Other secured advances	–	–	–	–	–	–
Corporate advances	–	–	–	–	–	–
Unsecured advances	–	31	–	–	–	31
Finance lease debtors	–	–	–	–	–	–

Total non-UK	12,655	528	–	2	24	13,209

Total	15,057	6,913	2,611	12,719	81,092	118,392

The interest rate sensitivity table below analyses loans between fixed rate and variable rate.

	Fixed rate	Variable rate	Total
	£m	£m	£m

UK	33,420	71,763	105,183
Non-UK	–	13,209	13,209

	33,420	84,972	118,392

Abbey’s policy is to hedge all fixed-rate loans and advances to customers using derivative instruments, or by matching with other on-balance sheet interest rate exposures .
Provisions on loans and advances to customers
Abbey’s provisioning policy is in accordance with International Financial Reporting Standards. The charge for provisions on loans and advances to customers adjusts the balance sheet provisions to the level that management deems adequate to absorb actual and inherent losses in Abbey’s loan portfolio from homogeneous portfolios of assets and individually identified loans. A proportion of Abbey’s provisions on loans and advances to customers relate to loans and advances secured either by a first charge on residential property in the UK, or by other appropriate security depending on the nature of the loan.
Abbey’s provisioning policy is as follows:
>	Observed provision – an observed provision is established for all past due loans after a specified period of repayment default where it is likely that some of the capital will not be repaid or recovered through enforcement of any applicable security. The length of the default period depends on the nature of the advance and is generally no more than three months. Once a loan misses a payment (breach of contractual terms) an assessment of the likelihood of collecting the principal and overdue payments is made. This assessment is generally made using statistical techniques developed on previous experience and on management judgement of economic conditions. These techniques estimate the propensity of loans to go to write off and as a separate exercise, the loss incurred on written off debt is monitored. For advances secured on residential property the propensity of loans to reach repossession is determined, with repossessed properties assessed on an individual basis through the use of external valuation, anticipated disposal costs and the current exposure.

>	Incurred but not yet observed provision – an incurred but not yet observed provision is made against loans, which have not missed a payment but are known from past experience to have deteriorated since the initial decision to lend was made. Based on historical evidence, the number of accounts likely to default in the future as a result of events present at the balance sheet date are identified through use of statistical techniques. From 1 January 2005, these statistical techniques were expanded and enhanced. In particular, further detailed examination is now performed on the losses that emerge over a defined period of time after the reporting date called the emergence period. This period is determined to ensure that only those accounts which have a credit deterioration at the reporting date are captured and excludes accounts which will suffer credit deterioration after the reporting period. The emergence period is three months for unsecured lending and twelve months for secured lending. The provision methodology outlined for observed provisions is then applied to accounts identified as impaired in the performing portfolio’s.

>	Amounts written off – Unsecured loans are written off when all internal avenues of collecting the debt have failed and the debt is passed onto external collection agencies. On secured loans, the write off takes place on ultimate

Business and Financial Review
Balance Sheet Business Review continued
realisation of collateral value, or from claiming on any mortgage indemnity guarantee or other insurance. All write offs are on a case by case basis, taking account of the exposure at the date of write off, after accounting for the value from any collateral or insurance held against the loan. The write-off policy is regularly reviewed to assist in determining the adequacy of provisions.
     Security is realised in accordance with Abbey’s internal debt management programme. Contact is made with customers at an early stage of arrears with counselling made available to achieve a realistic and sustainable repayment arrangement. Litigation and/or enforcement of security is usually carried out only when the steps described above have been undertaken without success.
     As a result of the write-off policy, the provisions will be made a significant time in advance of the related write-off on all products. The exception to this rule is the discovery of fraud, where the exposure is written off once full investigations have been completed and the probability of recovery is minimal. The time span between the discovery and write off will be a short period and may not result in a provision being raised.
Analysis of end-of-year provisions on loans and advances to customers

	2005	2004
	£m	£m

Observed provision
Advances secured on residential properties – UK	21	9
Other secured advances – UK	126	148
Unsecured personal advances – UK	158	133
Corporate advances – UK	–	67
Total observed provisions	305	357

Incurred but not yet observed provision
Advances secured on residential properties – UK	35	58
Other secured advances – UK	–	3
Unsecured personal advances – UK	54	35
Corporate advances – UK	–	14

Total incurred but not yet observed provisions	89	110

Total provisions	394	467

Ratios

Provisions at the year end as a percentage of year-end loans and advances to customers:	%	%
Advances secured on residential properties – UK	0.06	0.07
Other secured advances – UK	6.69	5.22
Unsecured personal advances – UK	5.46	4.57
Corporate advances – UK	–	9.22
Advances secured on residential properties – non-UK	–	0.75
Total loans and advances to customers	0.41	0.43
Amounts written off (net of recoveries) (1)	0.31	0.35

Percent of loans in each category to total loans:
Advances secured on residential properties – UK	93.96	82.97
Purchase and resale agreements – UK	–	4.11
Other secured advances – UK	1.97	2.64
Corporate advances – UK	–	0.80
Unsecured personal advances – UK	4.04	3.34
Advances secured on residential properties – non-UK	0.03	0.01
Purchase and resale agreements – non-UK	–	6.13

(1)	Amounts written off (net of recoveries) ratio as a percentage of average loans and advances to customers excluding finance leases.

Business and Financial Review
Balance Sheet Business Review continued
The table below for 2003, 2002 and 2001 contains information prepared under UK GAAP, Abbey’s previous primary GAAP, which is not comparable to information prepared under IFRS.

	2003	2002	2001
	£m	£m	£m

Specific
Advances secured on residential properties – UK	8	24	46
Other secured advances – UK	36	42	45
Unsecured personal advances – UK	171	124	152
Corporate advances – UK	161	204	–
Advances secured on residential properties – non-UK	17	26	16
Other secured advances – non-UK	26	34	27
Unsecured personal advances – non-UK	4	4	4

Total specific provisions	423	458	290

General
Advances secured on residential properties – UK	165	165	145
Other secured advances – UK	58	19	18
Unsecured personal advances – UK	32	32	35
Corporate advances – UK	173	56	–
Advances secured on residential properties – non-UK	12	9	5
Other secured advances – non-UK	2	4	4
Unsecured personal advances – non-UK	–	3	1

Total general provisions	442	288	208

Total provisions	865	746	498

Ratios	%	%	%

Provisions at the year end as a percentage of year-end loans and advances to customers
Advances secured on residential properties – UK	0.24	0.29	0.31
Other secured advances – UK	3.28	1.30	1.61
Unsecured personal advances – UK	6.20	3.02	3.87
Corporate advances – UK	13.83	2.97	–
Advances secured on residential properties – non-UK	1.70	1.10	1.00
Other secured advances – non-UK	68.29	80.85	64.58
Unsecured personal advances – non-UK	2.76	5.69	4.20
Total loans and advances to customers	0.93	0.82	0.59
Amounts written off (net of recoveries) (1)	0.40	0.33	0.37
Percent of loans in each category to total loans
Advances secured on residential properties – UK	76.62	69.76	67.62
Purchase and resale agreements – UK	3.08	0.79	3.01
Other secured advances – UK	3.05	4.99	4.36
Corporate advances – UK	2.51	9.27	10.15
Unsecured personal advances – UK	3.40	5.47	5.38
Finance lease debtors – UK	2.67	3.64	5.20
Advances secured on residential properties – non-UK	1.78	3.38	2.33
Purchase and resale agreements – non-UK	6.68	2.50	1.70
Other secured advances – non-UK	0.04	0.05	0.05
Unsecured advances – non-UK	0.15	0.13	0.13
Finance lease debtors – non-UK	0.02	0.02	0.07

Business and Financial Review
Balance Sheet Business Review continued
Movements in provisions for bad and doubtful debts

	2005	2004
	£m	£m

Provisions at 31 December	467	–
IFRS reclassifications	(40)	–
Provisions at the 1 January	427	865
Disposal of subsidiary undertakings	–	(70)

	427	795
Amounts written off
Advances secured on residential properties – UK	(8)	(2)
Other secured advances – UK	(42)	(39)
Unsecured personal advances – UK	(275)	(136)
Corporate advances – UK	–	(164)

	(325)	(341)
Advances secured on residential properties – non-UK	–	(2)
Other secured advances – non-UK	–	(2)

Total amounts written off	(325)	(345)

Recoveries
Advances secured on residential properties – UK	3	16
Other secured advances – UK	7	8
Unsecured personal advances – UK	27	28

	37	52
Advances secured on residential properties – non-UK	–	–
Other secured advances – non-UK	–	–

Total amount recovered	37	52

Observed provisions charged against profit
Advances secured on residential properties – UK	12	(13)
Other secured advances – UK	11	147
Unsecured personal advances – UK	221	70
Corporate advances – UK	–	71

	244	275

Advances secured on residential properties – non-UK	(3)	(1)
Other secured advances – non-UK	–	–
Unsecured personal advances – non-UK	–	1

Total observed provisions charged against profit	241	275

Incurred but not yet observed provisions charged against profit	14	(310)

Exchange and other adjustments	–	–

Provisions at the end of the year	394	467

IFRS reclassifications relate primarily to reclassification of provisions relating to certain corporate loans in the portfolio business unit segment.

Business and Financial Review
Balance Sheet Business Review continued
The table below for 2003, 2002 and 2001 contains information prepared under UK GAAP, Abbey’s previous primary GAAP, which is not comparable to information prepared under IFRS.

	2003	2002	2001
	£m	£m	£m

Provisions at the beginning of the year	746	498	527
Acquisition of subsidiary undertakings	–	8	–
Disposal of subsidiary undertakings	(94)	(1)	–

	652	505	527
Amounts written off
Advances secured on residential properties – UK	(16)	(27)	(41)
Other secured advances – UK	(45)	(33)	(49)
Unsecured personal advances – UK	(148)	(335)	(296)
Corporate advances – UK	(80)	–	–

	(289)	(395)	(386)
Advances secured on residential properties – non-UK	(10)	–	(1)
Other secured advances – non-UK	(10)	–	(5)
Unsecured personal advances – non-UK	–	(1)	(1)

Total amounts written off	(309)	(396)	(393)

Recoveries
Advances secured on residential properties – UK	4	4	9
Other secured advances – UK	–	3	8
Unsecured personal advances – UK	38	89	85

	42	96	102

Advances secured on residential properties – non-UK	–	5	–
Other secured advances – non-UK	–	6	–

Total amount recovered	42	107	102

Specific provisions charged against profit
Advances secured on residential properties – UK	5	1	27
Other secured advances – UK	52	25	29
Unsecured personal advances – UK	205	219	193
Corporate advances – UK	36	207	–

	298	452	249

Advances secured on residential properties – non-UK	4	2	6
Other secured advances – non-UK	–	(1)	(8)
Unsecured personal advances – non-UK	–	1	1

Total specific provisions charged against profit	302	454	248

General provisions charged against profit	172	60	15

Exchange and other adjustments	6	16	(1)

Provisions at the end of the year	865	746	498

Potential credit risk elements in loans and advances

Under IFRS, interest continues to be accrued on all loans and the element of interest that is not anticipated to be recovered is derecognised through the use of an income adjustment, which effectively is the unwind of the discounting applied for calculating the provisions.

Group non-performing loans and advances

		2005	2004
		£m	£m

Accruing loans and advances on which specific provision made
UK		314	297
Non-UK		–	–

		314	297

Accruing loans and advances 90 days overdue on which no specific provision made
UK		568	844
Non-UK		–	–

		568	844

Total non-performing loans and advances:
UK		882	1,141
Non-UK		–	–

		882	1,141

Non-performing loans and advances as a percentage of loans and advances to customers excluding finance leases		0.75%	1.04%
Provision as a percentage of total non-performing loans and advances		44.67%	40.93%

Overall, non-performing loans and advances as a percentage of loans and advances to customers excluding finance leases have decreased from 1.04% to 0.92%. This is due to the sale of the majority of AFM’s wholesale lending book and to the run down of the Motor and Litigation businesses. Provisions as a percentage of total non-performing loans and advances have increased

Business and Financial Review
Balance Sheet Business Review continued
from 40.93% to 44.67% in 2005. This movement is attributable to the sale of the majority of AFM’s wholesale lending book. In 2004 AFM had only provided £81m against non-performing lending for AFM of £372m. This year AFM’s provision and non-performing lending balances are nil.
     The table below for 2003, 2002 and 2001 contains information prepared under UK GAAP, Abbey’s previous primary GAAP, which is not comparable to information prepared under IFRS.

	2003	2002	2001
	£m	£m	£m

Accruing loans and advances on which a proportion of interest has been suspended and/or on which specific provision has been made:
UK	1,531	515	717
Non-UK	101	154	131

	1,632	669	848

Accruing loans and advances 90 days overdue on which no interest has been suspended and on which no specific provision has been made:
UK	1,110	1,364	898
Non-UK	4	22	19

	1,114	1,386	917

Non-accruing loans and advances:
UK	–	–	1
Non-UK	30	22	27

	30	22	28

Total non-performing loans and advances:
UK	2,641	1,879	1,616
Non-UK	135	198	177

	2,776	2,077	1,793

	%	%	%

Non-performing loans and advances as a percentage of loans and advances to customers excluding finance leases	3.25	2.36	2.22
Provision as a percentage of total non-performing loans and advances	31.15	35.92	27.77

Potential problem loans and advances
In retail banking, due to the homogenous nature of the loans, the impairment assessment is undertaken on a collective basis through the use of statistical techniques. The collective assessment takes due consideration of the time in arrears, with higher times in arrears indicating a higher probability of the loans to go to possession. Individual assessments are only undertaken when the collateral on a secured residential loan is repossessed or on commercial loans, where the loan is overdue.
     These techniques are equally used to establish the amount of provisions for bad and doubtful debts. In addition, Abbey’s policy of initiating prompt contact with customers in arrears, together with the nature of the security held, which in the case of advances secured on residential property there has been a substantial increase in security values over the life of the loan. This means that a significant proportion of non-performing loans will not result in a loss.
     The categories of non-performing loans and advances, which are statistically most likely to result in losses are cases from 6 months to 12 months in arrears and 12 months or more in arrears. Losses on cases for which the property securing the loan has been taken into possession are evaluated individually with the amounts expected to be lost on realisation of the security being established with a high degree of certainty. The following table sets forth the values for each of these categories included in the non-performing loans and advances table above for each of the last five years.

	2005	2004
	£m	£m

6 months to 12 months in arrears	172	105
12 months or more in arrears	26	15
Properties in possession	44	18

The table below for 2003, 2002 and 2001 contains information prepared under UK GAAP, Abbey’s previous primary GAAP, which is not comparable to information prepared under IFRS.

	2003	2002	2001
	£m	£m	£m

6 months to 12 months in arrears	62	101	114
12 months or more in arrears	44	131	111
Properties in possession	7	9	14

Country risk exposure
Abbey has no exposure to countries currently experiencing liquidity problems.
Cross border outstandings
The operations of Abbey involve operations in non-local currencies. These cross border outstandings are controlled through a well-developed system of country limits, which are reviewed to avoid concentrations of transfer, economic or political risks.

Business and Financial Review
Balance Sheet Business Review continued
Cross border outstandings, which exclude finance provided within the Group, are based on the country of domicile of the borrower or guarantor of ultimate risk and comprise loans and advances to customers and banks, finance lease debtors, interest-bearing investments and other monetary assets denominated in currencies other than the borrower’s local currency.
Cross border outstandings exceeding 1% of total assets

						Commercial,
				Banks and other		industrial and
	As % of total			financial	Governments and	other private
	assets		Total	institutions	official institutions	sector entities
	%		£m	£m	£m	£m

At 31 December 2005:
United States	1.55		3,200	3,200	–	–

At 31 December 2004:
United States	5.31	(1)	7,448	7,412	–	36

(1)	Total assets are total assets, as presented in the Consolidated Balance Sheet, excluding long-term assurance fund assets and balances arising from off-balance sheet financial instruments. On this basis, total assets amounted to £140.2bn at 31 December 2004.
The table below for 2003 contains information prepared under UK GAAP, Abbey’s previous GAAP, which is not comparable to information prepared under IFRS.

						Commercial,
				Banks and other		industrial and
	As % of total			financial	Governments and	other private
	assets		Total	institutions	official institutions	sector entities
	%		£m	£m	£m	£m

At 31 December 2003:
United States	3.09	(2)	4,533	2,693	25	1,815
Italy	1.25	(2)	1,836	376	1,395	65

(2)	Total assets are total assets, as presented in the Consolidated Balance Sheet, excluding long-term assurance fund assets and balances arising from off-balance sheet financial instruments. On this basis, total assets amounted to £146.6bn at 31 December 2003.
Cross border outstandings between 0.75% and 1% of total assets
At 31 December 2005 and 31 December 2004, Abbey had no cross border outstandings between 0.75% and 1% of total assets.
     The 2003 information is prepared under UK GAAP, Abbey’s previous GAAP, which is not comparable to information prepared under IFRS. At 31 December 2003, Abbey had aggregate cross border outstandings with France of 0.96% of total assets with aggregate outstandings of £1,408m.
Tangible fixed assets

	Year ended 31 December
	2005	2004
	£m	£m

Capital expenditure	190	115

Capital expenditure to 31 December 2005 amounted to £190m. The majority of this amount was incurred by Retail Banking and mostly related to computer infrastructure, computer software and furniture and fittings for branches. Capital expenditure to 31 December 2004 amounted to £115m. The majority of this was incurred by Retail Banking and mostly related to computer infrastructure, computer software and furniture and fittings for branches.
     Abbey had 915 unique property interests at 31 December 2005 consisting of 4 freehold leases and 911 operating lease interests, occupying a total floor space of 404,108 square meters.
     The number of unique property interests owned by Abbey is more than the number of individual properties as Abbey has more than one interest in some properties.
     The majority of Abbey’s property interests are retail branches. Included in the above total are 36 properties that were not occupied by Abbey as at 31 December 2005. Of Abbey’s individual properties, 809 are located in the UK, 13 in Europe, and 3 in the rest of the world. There are no material environmental issues associated with the use of the above properties.
     Abbey has four principal sites at Triton Square, London, Nelson Street, Bradford, St. Vincent Street, Glasgow, and Grafton Gate East, Milton Keynes. The main computer centre is Shenley Wood House in Milton Keynes. These properties are held under operating leases. The registered office of Abbey is located at Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN.
     Management believes its existing properties and those under construction, in conjunction with the operating lease arrangements in place with Mapeley Columbus Limited, are adequate and suitable for its business as presently conducted or to meet future business needs. All properties are adequately maintained.

Business and Financial Review
Balance Sheet Business Review continued
Capital management and resources
Capital management and capital allocation
Capital adequacy and capital resources are monitored by Abbey on the basis of techniques developed by the Basel Committee on Banking Supervision (the ‘Basel Committee’) and subsequently implemented in the UK by the UK regulator, the Financial Services Authority (FSA). With Abbey and its subsidiaries being part of Santander, Abbey has both a local ‘host’ regulator (FSA) and a lead ‘home’ regulator, which for both Santander and Abbey is the Banco de España. Abbey is rated, and its capital is managed, on a stand-alone basis, however Abbey does take account of the requirements of both the host and home regulators in its capital management decision-making.
     The supervision of capital adequacy for banks in the European Union is governed by European Union Directives, and specifically the Banking Consolidation Directive and the Capital Adequacy Directives.
     After continuing consultation, the Basel Committee has developed a new framework to replace the 1988 Capital Accord, which the European Union has adapted and issued as Capital Adequacy Directive three. It is currently expected that the New Capital Accord will be implemented by Abbey from 1 January 2008, which is consistent with Santander group companies. Although the Basel Committee intends to deliver a more risk-sensitive methodology, including a new operational risk capital charge, its goal is that on average, the new approach should not raise nor lower regulatory capital for the banking sector. The international minimum risk asset ratio of 8% will be unchanged.
     On the basis of the developing proposals, management does not expect any material adverse change to the business of Abbey to arise from the new capital adequacy framework.
Capital adequacy requirements
Abbey adopts a centralised capital management approach, based on an assessment of both regulatory requirements and the economic capital impacts of our businesses. The various regulatory minimum capital criteria are augmented by internally assigned buffers. These ratios, buffers and restrictions, together with the relevant costs of differing capital instruments and a consideration of the various other capital management techniques are used to shape the most cost-effective structure to fulfil Abbey’s capital requirement.
     The most obvious capital management techniques considered are the issue of equity, preference and subordinated capital instruments. Other levers available include tools involving equity and retained earnings. Another obvious measure is control of the amount of assets and risk on the balance sheet and, finally, the use of asset mitigation tools designed to reduce the capital required to back certain classes of asset by disposing of part of the risk associated with them.
     Abbey’s capital allocation control process has two main determinants: the capital volumes approved to business units within the planning process, and the need to have access to a capital buffer which is sufficient to cover the capital impact of major contingent events or “capital shocks”. Capital allocation decisions will be influenced by comparison of returns earned on regulatory equity, conducted as part of planning reviews under which capital levels for operating divisions are approved or when additional capital requests are received.
Capital ratios
The following capital ratios, which exceed both the Basel Committee minimum risk asset ratio of 8% and the Financial Services Authority’s specific recommendation for Abbey, are calculated for Abbey as supervised by the Financial Services Authority. Abbey recognises the additional security inherent in Tier 1 capital, and hence also presents a Tier 1 to risk-weighted assets ratio. An equity Tier 1 ratio (Tier 1 excluding preference shares) is also presented.

Business and Financial Review
Balance Sheet Business Review continued
Group capital

	2005	2004
	£m	£m

Balance sheet:
Distributable reserves and shareholders’ funds	3,853	5,004
Less: goodwill recognised	(171)	(1,069)

Core equity Tier 1	3,682	3,935
Tier 1 capital instruments	1,932	1,893

Total Tier 1 capital	5,614	5,828

Undated subordinated debt	2,641	2,604
Dated subordinated debt	2,620	2,204
Incurred but not observed provisions and other	85	177

Total Tier 2 capital	5,346	4,985

Less:
PFS: investments in life assurance businesses	(3,682)	(3,789)
PFS: investment in non-life assurance businesses	(296)	(68)
Portfolio Business Unit	–	(225)

Total supervisory deductions	(3,978)	(4,082)

Total regulatory capital	6,982	6,731

Risk-weighted assets:
Personal Financial Services	53,434	52,198
Portfolio Business Unit	2,538	3,973

Total Abbey risk-weighted assets	55,972	56,171
Banking book	50,108	50,416
Trading book	5,864	5,755

Total Abbey risk-weighted assets	55,972	56,171

Capital ratios:
Risk asset ratio (%)	12.5%	12.0%
Tier 1 ratio (%)	10.0%	10.4%
Equity Tier 1 ratio (%)	6.6%	7.0%

Balance sheet
As at 31 December 2005, the Equity Tier 1 ratio and the risk asset ratio were 6.6% and 12.5% respectively.
     Tier 1 capital decreased by £214m to £5,614m, largely driven by the level of profit attributable to shareholders of £420m partly offset by IAS adjustments to reserves.
     The increase in Tier 2 capital of £361m was principally due to two subordinated debt issues in April totalling £543m, offset by amortisation of subordinated capital and a reduction in general provisions.
     Supervisory deductions primarily represent capital invested in non-banking businesses — mainly the equity investment and retained earnings in life assurance and insurance companies. The movement in the year largely reflects the life assurance profit after tax and the unwind of special purpose vehicles in the Portfolio Business Unit.
     The 2004 figures have not been restated for the change to IFRS as the change to IFRS was only implemented for UK capital adequacy reporting from the second quarter of 2005.
Risk-weighted assets (RWAs)
Personal Financial Services risk-weighted assets increased by £1.2bn. This was principally the result of secured and unsecured loan growth.
     Risk-weighted assets in the Portfolio Business Unit have decreased by £1.4bn reflecting the continued asset disposals process.
Analysis of life assurance capital

	2005	2004
Value of long-term assurance business	£m	£m

Discounted value of future profits (net of tax)	1,421	1,540
Net assets held by long-term assurance funds	1,414	1,428

IFRS embedded value of the long-term assurance business	2,835	2,968
Opening 2005 IFRS adjustment	–	(166)

Total value of long-term assurance business	2,835	2,802
Other net assets of shareholder funds	847	805
Subordinated debt	–	200

Total value of long-term assurance business	3,682	3,807

The discounted value of future profits represents the present value of the surplus expected to emerge in the future from the business in-force. The decrease in discounted value of future profits since December 2004 of £119m to £1,421m was mainly driven by the impact of IFRS 4 resulting in the removal of the future profits on investment contracts, the impact of continued

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Balance Sheet Business Review continued
lapses on with profits and protection business in addition to the unwind of the existing discounted value of profits. This was partially offset by an increase from new business written in 2005 and improved mortality experiences.
     Net assets of the shareholders interest in the long-term business fund of £1,414m were £14m below the December 2004 level, as a result of the recognition of the pension deficit and repayment of capital and dividends to Abbey partially offset by earnings in 2005 on the existing assets.
     Other net assets of the shareholders’ funds have increased by £42m from December 2004 representing capital retained within the shareholders’ funds.
     A reconciliation between the opening and closing IFRS embedded value of the long-term assurance business is as follows:
Movements in IFRS embedded value of the long-term assurance business

£m

Opening value at 1 January 2005	2,802
Transfers (to)/from shareholders’ funds	–
Increase in value of the long-term assurance business before tax	194
Tax on increase in value of the long-term assurance business	(54)
Dividends paid to Abbey	(40)
Capital repatriated to Abbey	(67)

Closing value at 31 December 2005	2,835

Life assurance cashflows

	At 31 December	At 31 December
	2005	2004
	£m	£m

Capital injections made from Abbey	–	5
Dividends and interest paid to Abbey	(51)	(21)
Capital repaid to Abbey	(267)	–

Net cashflows (to)/from Abbey	(318)	(16)

Intercompany flows to and from Abbey incurred during the general course of business, such as interest, centrally based IT services and sales commissions for branch-based products, are excluded from the table above.
Off-Balance Sheet Arrangements
In the ordinary course of business, Abbey issues guarantees on behalf of customers. The significant types of guarantees are as follows:
>	It is normal in the UK to issue cheque guarantee cards to current account customers holding chequebooks, as retailers do not generally accept cheques without such form of guarantee. The guarantee is not automatic but depends on the retailer having sight of the cheque guarantee card at the time the purchase is made. The bank is liable to honour these cheques even where the customer doesn’t have sufficient funds in his account. The bank’s guarantee liability is in theory the number of cheques in issue multiplied by the amount guaranteed per cheque, which can be between £50 and £100. In practice most customers will only write cheques when they have funds in their account to meet the cheque, and cheques are frequently presented without the benefit of the cheque guarantee. On this basis management have assessed the risk with respect to this guarantee as highly remote and consider the risk of loss as part of the provisioning requirement on bank accounts.

>	Standby letters of credit also represent the taking on of credit on behalf of customers when actual funding is not required, normally because a third party is not prepared to accept the credit risk of Abbey’s customer. These are also included in the normal credit provisioning assessment alongside other forms of credit exposure.

>	Abbey, as is normal in such activity, gives representations, indemnities and warranties on the sale of subsidiaries. The maximum potential amount of any claims made against these is usually significantly higher than actual settlements. Appropriate provision is made with respect to management’s best estimate of the likely outcome, either at the time of sale, or subsequently if additional information becomes available.
See Note 44 to the Consolidated Financial Statements for additional information regarding Abbey’s guarantees as well as its commitments and contingencies.
Liquidity disclosures
Liquidity risk is the potential that, although remaining solvent, Abbey does not have sufficient liquid financial resources to enable it to meet its obligations as they fall due, or can secure them only at excessive cost.
     The Board is responsible for the liquidity management and control framework at Abbey and has approved key liquidity limits in setting Abbey’s liquidity risk appetite. Along with its internal Liquidity Risk Manual, which sets out the liquidity risk control framework and policy, Abbey abides by the “Sound Practices for Managing Liquidity in Banking Organisations” set out by the Basel Committee as its standard for liquidity risk management and control. Abbey also complies with the Financial Services Authority’s liquidity requirements, and has appropriate liquidity controls in place.

Business and Financial Review
Balance Sheet Business Review continued
Analysis of cash flow movements

	Year ended 31 December
	2005	2004
	£m	£m

Net cash (outflow)/inflow from operating activities	(5,230)	(4,831)
Net cash (outflow) from investing activities	2,036	4,131
Net cash inflow/(outflow) from financing activities	96	(1,497)

Increase/(decrease) in cash and cash equivalents	(3,098)	(2,197)

2005 compared to 2004
Net cash movements decreased by £901m to a net cash outflow of £3,098m in 2005 as compared with a net cash outflow of £2,197m in 2004.
The decrease was primarily due to:

>	A net outflow in cash equivalents of £710m, driven by an increase in trading deposits at banks with a maturity of less than three months, offset by an increase in debt securities with a maturity of less than three months. The movements are due to an increase in Cater Allen International Limited (CAIL) trading activity, which was constrained in 2004 because of Abbey’s strategic decision to focus on the Personal Financial Services business and to reduce the operations of the Portfolio Business Unit business.
Sources of liquidity
Abbey has both wholesale and retail sources of funding and attracts them through a variety of entities. The retail sources primarily originate from the Retail savings business, which forms part of the core Personal Financial Services activity. Although primarily callable, these funds provide a stable and predictable core of liquidity due to the nature of the retail accounts and the breadth of personal customer relationships.
     Abbey’s wholesale funding sources are diversified across funding types and geography. Through the wholesale markets, Abbey has active relationships with over 500 counterparts across a range of sectors, including banks, central banks, other financial institutions, corporates and investment funds. Other sources of funding include collateralised borrowings, mortgage securitisations and long-term debt issuance. While there is no certainty regarding money market lines of credit extended to Abbey, they are actively managed as part of the ongoing business. Currently, no guaranteed lines of credit have been purchased, as they are not common in European banking practice.
     The ability to sell assets quickly is also an important source of liquidity for Abbey. Abbey holds marketable investment securities, such as central bank, eligible government and other debt securities, which could be disposed of, either by entering into sale and repurchase agreements, or by being sold to provide additional funding should the need arise. Abbey also makes use of asset securitisation arrangements to provide alternative funding sources.
     Under Abbey’s Liquidity Risk Policy, in the calculation of liquidity ratios, Abbey only relies on 95% of retail deposits with an allowance for up to 5% of such deposits being withdrawn at any time. With respect to wholesale deposits, for a period up to and including a month, there is no reliance on external wholesale deposits being renewed. These approaches are more conservative than would be expected based on historical experience with respect to these types of deposits.
     Short-term funding is accessed through money market instruments, including time deposits, certificates of deposit and commercial paper. Medium to long-term funding is accessed primarily through the stand-alone bond markets. In addition Abbey utilises its euro and, separately, Securities and Exchange Commission-registered medium-term note programmes. The major debt issuance programmes managed by Abbey National Treasury Services on its own behalf, except for the US commercial paper programme which is managed for Abbey National North America LLC, a guaranteed subsidiary of Abbey, are set forth below:

Programme	Outstanding at 31 December 2005	Markets issued in:

$15bn medium-term notes	$9.5bn	European
$7bn medium-term notes	$3.6bn	United States
$4bn commercial paper	$0.3bn	European
$20bn commercial paper	$9.5bn	United States

Uses of liquidity
The principal uses of liquidity for Abbey are the funding of Retail Banking lending and investment securities, payment of interest expense, dividends paid to shareholders, and the repayment of debt. Our ability to pay dividends depends on a number of factors, including our regulatory capital requirements, distributable reserves and financial performance.

Business and Financial Review
Balance Sheet Business Review continued

	Payments due by period
		Less than	1-3	3-5	More than 5
	Total	1 year	years	years	years
Contractual obligations	£m	£m	£m	£m	£m

Debt securities in issue	42,807	17,157	7,432	4,674	13,544
Other borrowed funds	2,244	16	303	–	1,925
Subordinated liabilities	6,205	105	204	309	5,587
Insurance and reinsurance liabilities	21,501	2,943	2,144	3,981	12,433
Investment contract liabilities	3,306	777	377	701	1,451
Retirement benefit obligations	1,380	34	70	74	1,202
Operating lease obligations	1,426	122	236	208	860
Purchase obligations	115	55	58	2	–

Total	78,984	21,209	10,824	9,949	37,002

The amounts and maturities of Abbey’s contractual obligations in connection with deposits by banks, customer accounts, and guarantees are described in Notes 32, 33 and 44 to the consolidated financial statements.
     The repayment terms of the debt securities may be accelerated in line with the covenants contained within the individual loan agreements. Details of deposits by banks and customer accounts can be found in Notes 32 and 33 of the consolidated financial statements. Based on previous experience, it is Abbey’s expectation that the undated subordinated liabilities will continue to be outstanding for the foreseeable future. Abbey has entered into significant outsourcing contracts where, in some circumstances, there is no minimum specified spending requirement. In these cases, anticipated spending volumes have been included within purchase obligations.

Business and Financial Review
Risk Management
The Risk Management report contains audited financial information except where noted.
Introduction
Abbey’s risk management focuses on the major areas of credit risk, market risk, liquidity risk, insurance risk, operational risk, financial crime and residual value risk. Authority flows from the Abbey National plc Board of Directors to the Chief Executive Officer and from him to specific individuals. Formal standing committees are maintained for effective management or oversight. Their authority is derived from the person they are intended to assist.
The diagram above shows the structure in operation in respect of risk management and oversight.
     The main elements of risk governance are as follows:
Board: this is the primary governing body. Its role is largely determined by legal and regulatory responsibilities and requirements. Its risk-control responsibilities include setting risk appetite, approving the risk framework and reviewing risk profile.
Audit and Risk Committee: this is a key Board committee. Its risk-control responsibilities include reviewing the effectiveness of risk controls and procedures including the identification, assessment and reporting of risks and the risk-governance structure and compliance with risk-control policies and procedures. It is the duty of the committee to review the effectiveness of the control mechanisms for the management of risk. It is not the responsibility of the committee to form a judgement about the acceptability or appropriateness of these risks. This remains the responsibility of the Board, and will be discharged through the Chief Executive Officer.
Asset and Liability Management Committee: is established under the authority of the Chief Executive Officer, comprising selected senior executives and supported by relevant experts. This committee is responsible for all matters relating to the balance sheet of the Company, specifically structural balance sheet risks, capital structure, funding and liquidity.
Risk Committee: this is a management committee established under the Chief Executive Officer’s authority and comprises senior executives and the Chief Risk Officer. The committee will consult with the Chief Risk Officer and make recommendations to ensure that the Company’s risk matters are suitably managed and understood. The committee will provide any information requested by the Executive Committee that it might require enabling it to appropriately discharge its responsibilities. The Risk Committee also receives information from, and is notified of, key decisions made by the Risk Oversight Fora for the Retail Banking, Abbey Financial Markets and Insurance and Asset Management businesses.
Chief Risk Officer: The Chief Risk Officer operates under authority delegated by the Chief Executive Officer. The Chief Risk Officer is responsible for establishing and maintaining comprehensive, accurate and effective risk reporting, and clear systems of risks limits. He is also responsible for highlighting to management all matters relevant to understanding risks being taken and to setting risk appetite.

Business and Financial Review
Risk Management continued
Financial Instruments
By its nature the Group’s activities are principally related to the use of financial instruments including derivatives. The Group aim to lend monies predominately to retail borrowers at higher interest rates than accepting deposits from customers at both fixed and floating rates and for various periods.
     The Group also trades in financial instruments where it takes positions in traded and over the counter instruments, including derivatives, to take advantage of short-term market movements in the equity and bond markets and in currency and interest rates.
Risk Management
The financial risks affecting the Group have been addressed individually in the sections below. The risk exposure, measurement information and management policies are presented through the Group’s main operating segments being, Retail Banking (including Group Infrastructure), Abbey Financial Markets and Insurance and Asset Management.
     The risk exposure and management information relating to Retail Banking segment represents the holding company, Abbey National Plc. The other operating segments present the rest of the Abbey subsidiaries. In total the operating segments present the risk exposure and management policies of Abbey as a Group.
Risk Management in Retail Banking
Credit risk
Credit risk is the risk that counterparties will not meet their financial obligations and may result in Abbey losing the principal amount lent, the interest accrued and any unrealised gains (less any security held). Credit risk occurs mainly in Abbey’s loan and investment assets, and in derivative contracts.
Managing credit risk
This includes secured lending, banking and consumer credit and cahoot.
Secured lending. Abbey lends on many types of property but only after a credit risk assessment of the borrower and an assessment of the property is undertaken. The systems used to manage and monitor the quality of the mortgage asset are reviewed regularly to ensure they perform as expected.
     The majority of residential lending is subject to national lending policy and national lending authority levels, which are used to structure lending decisions to the same high standard across the retail network, a process further improved by mortgage credit scoring, underwriter accreditation and regular compliance reviews. Details concerning the prospective borrower and the mortgage are subject to a criteria-based decision-making process. Criteria for assessment include credit references, loan-to-value ratio, borrower status and the mortgage credit score.
     A responsible approach to lending is taken to ensure borrowers do not borrow more than they can afford. For low-risk applicants this may include the use of self-certification of income.
     The majority of loans provided by Abbey are secured on UK properties. All properties must be permanent in construction; mobile homes are not generally acceptable. Abbey can provide a mortgage for the purchase of properties outside the UK where the property is a second home and the loan is secured on the main property located in the UK.
     Prior to granting any first mortgage loan on a property, Abbey has the property valued by an approved and qualified surveyor, who is often an Abbey employee. The valuation is based on set Abbey guidelines. Normally, in the case of additional lending, when the total loan remains below 85% loan-to-value, the original property value is subject to indexation and no further survey is carried out. If the loan exceeds 85% loan-to-value, a revaluation is carried out by a qualified surveyor.
     The maximum loan-to-value ratio is usually no more than 95% where the maximum loan is £250,000. Abbey typically charges a fee to customers where the loan-to-value ratio is 90% or higher.
Mortgage credit quality

	31 December	31 December
	2005	2004

Loan-to-value analysis:
New business
> 90%	4%	6%
75% - 90%	29%	32%
< 75%	67%	62%
Average (at inception)	60%	61%
Average loan-to-value of stock (indexed)	45%	45%
New business profile:
First-time buyers	14%	19%
Home movers	37%	41%
Remortgagers	49%	40%

Average earnings multiple	2.9	2.7

There has been no significant deterioration of quality over the period, with most credit quality indicators remaining similar to or better than those reported in 2004. In particular:
>	The average loan-to-value of new business has remained broadly constant in 2005 at 60%. Remortgage business is increasing as a proportion of Abbey’s new business in line with the overall market.

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Risk Management continued
>	The proportion of new business written with a high loan-to-value (greater than 90%) has decreased slightly in 2005.

>	Income multiples have increased in line with the market, given the continued increase in house prices.
Mortgage indemnity guarantee insurance and high loan-to-value fee.
Mortgage indemnity guarantee insurance is an agreement between a lender and an insurance company to underwrite the amount of every mortgage advance that generally exceeds 75% loan-to-value.
     The mortgage indemnity guarantee insurance arrangements for loans originated prior to 31 December 2001 for Abbey are as follows:
>	For loans originated prior to 1993, the credit risk on the amount of every mortgage advance over 75% of the valuation at origination is fully insured with third party insurance companies. The expected insurance recovery is factored into the provision for lending losses.

>	For loans originated between 1993 and 2001, Abbey obtained almost all of its mortgage indemnity guarantee insurance from its insurance subsidiary Carfax Insurance Limited (‘Carfax’). Cover on all such policies was commuted effective from 14 October 2005.
     In the Consolidated Financial Statements, fees charged to the customer to compensate for the additional risk of mortgage advances are deferred and taken to “Net Interest Income” in the Income Statement using the Effective Interest rate (“EIR”) method. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset and includes all amounts paid or received by the Group that are an integral part of the overall return.
     From 1 January 2002, Abbey ceased purchasing mortgage indemnity guarantee insurance from Carfax for the Retail Banking mortgage book. Abbey continues to charge customers high loan-to-value fees, which are credited to the Income Statement over the anticipated life of the loans. Mortgage indemnity guarantee insurance contracts between Carfax and the rest of Abbey were accounted for as intra-Abbey transactions and were eliminated on consolidation.
Mortgage arrears and repossessions. Debt Management Operations is responsible for all debt management initiatives on the secured portfolio for Retail Banking. Debt management strategies, which include powerdialling, negotiating repayment arrangements and concessions and debt counselling, can start as early as the day after a repayment is past due and will continue until legal action. Different collection strategies are applied to different segments of the portfolio subject to the perceived levels of risk for example, loan-to-value, collections score and account characteristics.
     If the agreed repayment arrangement is not maintained, legal proceedings may be taken and may result in the property being taken into possession. Abbey sells the repossessed property at market price and uses the sale proceeds, net of costs, to pay off the outstanding value of the mortgage. The stock of repossessed properties held by Abbey varies according to the number of new possessions and the buoyancy of the housing market.
     The following table sets forth information on UK residential mortgage arrears and properties in possession at 31 December 2005 and 2004 for Abbey compared to the industry average as provided by the Council of Mortgage Lenders.

	Abbey	CML
	(percentage of total mortgage loans by number)

6 months to 11 months in arrears
31 December 2004	0.14	0.23

31 December 2005	0.20	0.28

12 months or more in arrears
31 December 2004	0.02	0.10

31 December 2005	0.03	0.12

Properties in possession
31 December 2004	0.02	0.02
31 December 2005	0.04	0.04

Banking and Consumer Credit. Abbey uses many systems and processes to manage the risks involved in providing unsecured personal loans and overdraft lending or in granting bank account facilities. These include the use of application and behavioural scoring systems to assist in the granting of credit facilities as well as regular monitoring of scorecard performance and the quality of the unsecured lending portfolios.
     Behavioural scoring examines the lending relationships that a customer has with Abbey and how the customer uses their bank account. This information generates a score that is used to assist in deciding the level of risk (in terms of overdraft facility amount, card facilities granted and preferred unsecured personal loan value) for each customer that Abbey is willing to accept. Individual customer scores are normally updated on a monthly basis.
     Abbey has successfully extended the use of behavioural scoring into other areas of the business, including the refinement of debt management strategies and bank account transaction processing.
cahoot. The processes used to manage credit risks are similar to those in the rest of Retail Banking.

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Risk Management continued
Personal Financial Services banking and unsecured personal loan arrears

	31 December	31 December
	2005 £m	2004 £m

Total banking and unsecured personal loan arrears (1,2)	126	121
Total banking and unsecured personal loan asset	3,749	3,288
Banking and unsecured personal loan arrears as a % of asset	3.4%	3.7%

(1)	Banking arrears are defined as customers whose borrowings exceed their overdraft by over £100.

(2)	Unsecured personal loan and credit card arrears are defined as the balances of accounts that are three or more months in arrears (> 4 installments).
Abbey Business
Business Banking provides a limited range of products to assist with the finance requirements of businesses including overdrafts. Risk management policies are specific to and reflect the risks inherent in each product set. Approval processes for credit risk include the use of judgement, assisted by the use of probability of default and loss given default data, and the use of credit scoring. Business Banking operates within policies and authority levels approved by the Chief Risk Officer. Business Banking has a dedicated risk team, reflecting the desire for risk control to be close to the business needs and risks.
     Property Finance provides mortgages to borrowers on a wide variety of mainly non-residential property. Agreed credit assessment criteria includes, loan-to-value ratios, quality of tenants, rental income coverage for repayments with stress testing against interest rate movements. Concentration limits per borrower and business sector are also employed to ensure a balanced loan portfolio. The management of defaulting accounts and the repossession and sale of properties is handled by a dedicated function within the business.
Retail Banking estimated exposure
The following table present the amount that best represents Retail Banking’s estimated maximum exposure to credit risk at the reporting date without taking account of any collateral held or other credit enhancements:

Year ended
31 December
2005
£m

Loans and Advances to customers	95,230
Financial assets designated at fair value	790
Other	517

Third party exposures	96,537

In managing the gross exposures, Retail Banking uses the policies, procedures and types of collateral described above.
For further information on non-performing loans and repossessions refer to the relevant sections in the rest of the business and financial review, mainly pages 44 and 45.
Market risk
Market risk is the potential for loss of income or decrease in the value of net assets caused by movements in the levels and prices of financial instruments.
     Abbey accepts that market risk arises from the full range of activities undertaken as a provider of Personal Financial Services. Abbey actively manages and controls market risk by limiting the adverse impact of market movements whilst seeking to enhance earnings within clearly defined parameters. The Market Risk Manual, which is reviewed and approved by the Chief Risk Officer on an annual basis, sets the framework under which market risks are managed and controlled. Business area policies, risks limits and mandates are established within the context of the Market Risk Manual. The business areas are responsible for ensuring that they have sufficient expertise to manage the risks associated with their operations. The independent Risk function, under the direction of the Chief Risk Officer, ensures that risk-taking and risk control occur within the framework prescribed by the Manual. The Risk function also provides oversight of all risk-taking activities through a rigorous process of regular reviews.
     Abbey ensures that exposure to market risks is measured and reported on an accurate and timely basis to senior management. In addition to the regular reporting for the purposes of active risk management, the Board also receives reporting of all market risk exposures on a monthly basis where actual exposure levels are measured against limits. Senior management recognise that different risk measures are required to best reflect the risks faced in different types of business activities. In measuring exposure to market risk, Abbey uses a range of complementary measures, covering both value and income as appropriate. To facilitate understanding and communication of different risks, risk categories have been defined. Exposure to all market risk factors should be assigned to one of these categories. Abbey considers two categories:
Short-term market risk covers activities where exposures are subject to frequent change and could be closed out over a short-time horizon. Most of the exposure is generated by Abbey Financial Markets.
Structural market risk includes exposures arising as a result of the structure of portfolios of assets and liabilities, or where the liquidity of the market is such that the exposure could not be closed out over a short time horizon. The risk exposure is generated by features inherent in either a product or portfolio and normally presented over the life of the portfolio or product. Such exposures are a result of the decision to undertake specific business activities, can take a number of different forms, and are generally managed over a longer time horizon. Examples of structural market risk include the exposures arising out of the uncertainty of business volumes from the launch of fixed-rate and structured retail products, or from the provision of hedging

Business and Financial Review
Risk Management continued
against such risks, structural balance sheet exposures managed by the Asset and Liability Management Committee (“ALCO”) and unexpected customer prepayment of mortgage.
Non-trading market risks
In the Retail Banking business (including Group Infrastructure), market risk arise through the provision of retail and other banking products and services, as well as structural exposures arising in Abbey’s balance sheet. These risks impact Abbey’s current earnings and economic value. The most significant market risk in the Retail Banking business is yield curve risk, which arises from the timing mismatch in the repricing of fixed and variable rate assets, liabilities and off-balance sheet positions, as well as the investment of non-interest-bearing liabilities in interest-bearing assets. Abbey is also exposed to risks arising from features in retail products which give customers the right to alter the expected cashflows of a financial contract. This creates product launch risk, for example where the customers may not take up the expected volume of new fixed rate mortgages or other loans, and prepayment risk, for example where customers may prepay loans before their contractual maturity.
     Abbey is able to mitigate yield curve risk by repricing separately administered variable rate mortgages and variable rate retail deposits, subject to competitive pressures. However, to the extent that the volume of administered variable rate assets and liabilities are not precisely matched, the balance sheet is exposed to changes in the relationship between administered rates and market rates. In addition, the structure of customer deposit rates puts pressure on margins in a sustained low interest rate environment.
     Other non-trading market risks arise in Cater Allen Premier Bank, First National Motor Finance and the Abbey National International Group, as well as in Social Housing activities on the Abbey National Plc and Abbey National Treasury Services plc (“ANTS”) balance sheets. These risks are managed within specific mandates to ensure the risks remain immaterial. Within the ANTS Group, market risks also arise in Porterbrook Leasing Company Ltd and from capital markets funding activities.
Managing non-trading risks
Most non-trading market risks are transferred from the originating business to Abbey Financial Markets. Risks not transferred are managed within a series of market risk mandates, which set limits on the extent of market risk that may be retained. These limits are defined in terms of nominal amounts, sensitivity, earnings-at-risk or value-at-risk.
     ALCO is responsible for managing Abbey’s overall non-trading position. Natural offsets are used as far as possible to mitigate yield curve exposures but the overall balance sheet position is generally managed using interest rate swaps that are transacted through Financial Markets. The Treasurer is responsible for managing risks in accordance with ALCO’s direction. Risks are managed within limits approved either by the Chief Risk Officer or Grupo Santander’s Board Risk Committee. The key risk limits relate to yield curve risk. They are:
>	Net Interest Margin (NIM) sensitivity: the sensitivity of annual net interest margin to an instantaneous and unexpected adverse 100 basis point parallel shock to the yield curve.

>	Market Value of Equity (MVE) sensitivity: the potential change in net present value of interest rate sensitive positions from an instantaneous and unexpected adverse 100 basis point parallel shock to the yield curve.
These two measures provide complementary views of potential losses from interest rate movements. Market Value of Equity sensitivity provides a long-term view covering the present value of all future cashflows, whereas Net Interest Margin sensitivity considers only the impact on net interest income over the next year
The following table shows the results of these measures as at 31 December 2005:

31 December 2005
£m

Net interest margin sensitivity (100bps adverse parallel shock)	(63)
Market value of equity sensitivity (100bps adverse parallel shock)	(298)

NIM and MVE sensitivity measures were introduced as primary risk metrics during 2005. For comparative purposes, NIM sensitivity to an adverse 100bps parallel yield curve shock at 31 December 2004 was £54m.
     Within the ANTS Group, non-trading interest rate risk arises in Porterbrook. This exposure is managed by ALCO as part of the overall non-trading interest rate risk position. However, on a stand-alone basis its contribution to overall NIM sensitivity (to 100bps adverse yield curve shock) at 31 December 2005 was £1.5m.
     For illustrative purposes, a year-on-year analysis of non-trading market risks is shown below. This analysis uses risk measures employed by management prior to adopting NIM and MVE sensitivities as the primary risk measures during 2005. These numbers represent the potential change in theoretical market values of non-trading instruments, and do not represent the potential effects on income for a given time period. Non-trading instruments are generally held for collection in the form of cash over time, and are accounted for at amortised cost, with earnings accrued over the relevant life of the instruments.
     The actual, average, highest and lowest exposures shown below are all calculated to a 95% level of confidence and are based upon one-day market movements for short-term market risks, and market movements of between one day and three months (as appropriate to the management of each portfolio) for structural market risk positions. The apparent increase in structural interest rate risk reflects the revised approach taken to managing non-trading risks during 2005. Under this revised approach ALCO seeks to maximise natural hedges within the whole non-trading balance sheet prior to taking hedging decisions. This can result in individual portfolios that were included in the results below on a micro-hedged basis, appearing to be under or over hedged.

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Risk Management continued

	Exposure at 31		Exposure for the year ended 31
		December					December
	Actual exposure		Average exposure		Highest exposure		Lowest exposure
	2005	2004	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m

Group non-trading instruments
Short-term market risk
Interest rate risks	0.2	0.6	0.4	0.6	0.6	1.6	0.2	—
Equity risks	—	—	—	0.1	—	0.2	—	—
Foreign exchange risks	—	0.1	—	0.1	—	0.2	—	0.1
Structural market risk
Interest rate risks	73.8	8.5	48.3	12.9	79.1	16.0	15.6	8.5
Equity risks	0.3	0.4	0.4	0.6	0.6	1.2	0.2	0.3
Foreign exchange risks	1.4	2.9	1.9	3.1	2.4	3.7	1.4	2.6

The above sensitivity exposures should not be aggregated, as no account has been taken of the correlation between risk classes.
Derivatives
Derivative financial instruments (‘derivatives’) are contracts or agreements whose value is derived from one or more underlying indices or asset values inherent in the contract or agreement.
     They include interest rate, cross-currency and equity related swaps, forward rate agreements, futures, caps, floors, options and swaptions (see table below). Derivatives are used for trading and hedging purposes. These terms are defined in “Accounting policies: Derivatives”.
Hedging derivatives
The main hedging derivatives are interest rate and cross-currency swaps, which are used to hedge certain of Abbey’s exposures, including fixed-rate lending and structured savings products within the Retail Banking segment and medium-term note issues, capital issuances and other capital markets funding.
     Derivative products that are combinations of more basic derivatives (such as swaps with embedded option features), or that have leverage features, may be used in circumstances where the underlying position being hedged contains the same risk features. In such cases the derivative used will be structured to match the risks of the underlying asset or liability. Exposure to market risk on such contracts is therefore economically hedged.
     The following table summarises non-trading activities undertaken by Abbey, the related risks associated with such activities and the types of non-trading derivatives used in managing such risks. Such risks may also be managed using on-balance sheet instruments as part of an integrated approach to risk management. Further information is contained in Note 15 of the Consolidated Financial Statements.

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Activity	Risk	Type of hedge

Management of the return on variable rate assets financed by shareholders’ funds and net non-interest bearing liabilities.	Reduced profitability due to falls in interest rates.	Receive fixed interest rate swaps.

Fixed rate lending and investments.	Sensitivity to increases in interest rates.	Pay fixed interest rate swaps.

Fixed rate retail and wholesale funding.	Sensitivity to falls in interest rates.	Receive fixed interest rate swaps.

Equity-linked retail funding.	Sensitivity to increases in equity market indices.	Receive equity swaps.

Management of other net interest income on retail activities.	Sensitivity of income to changes in interest rates.	Interest rate swaps

Profits earned in foreign currency.	Sensitivity to strengthening of sterling against other currencies.	Forward foreign exchange contracts.

Investment in foreign currency assets.	Sensitivity to strengthening of sterling against other currencies.	Cross-currency and foreign exchange swaps.

Issuance of products with embedded equity options.	Sensitivity to changes in underlying index and index volatility causing option exercise.	Interest rate swaps combined with equity options.

Lending, and issuance of, products with embedded interest rate options.	Sensitivity to changes in underlying rate and rate volatility causing option exercise.	Interest rate swaps plus caps/floors, and other matched options.

Investment in, and issuance of, bonds with put/call features.	Sensitivity to changes in rates causing option exercise.	Interest rate swaps combined with swaptions (1) and other matched options.

Firm commitments (e.g. asset purchases, issues arranged).	Sensitivity to changes in rates between arranging a transaction and completion.	Hedges are arranged at the time of commitments if there is exposure to rate movements.

(1)	A swaption is an option on a swap which gives the holder the right but not the obligation to buy or sell a swap.
Liquidity risk
Retail Banking’s liquidity risk are managed by Abbey Financial Markets, refer relevant section below.
Operational risk
Managing operational risk
Operational risk is the risk of loss to Abbey, resulting from inadequate or failed internal processes, people and systems, or from external events. Risks are categorised by type, such as fraud, process failure, inadequate human resource management and damage to assets. They are assessed, not only in terms of their financial impact, but also in terms of their effect on business objectives, customers, regulatory responsibilities and Abbey’s reputation.
     Abbey operates a ‘hub and spokes’ model for the implementation of an operational risk management programme. An independent operational risk ‘hub’ function has responsibility for establishing the framework within which risk is managed and working with the business aligned ‘spoke’ groups to ensure its consistent implementation across Abbey. The framework incorporates industry practice and regulatory requirements, particularly those emanating from the Basel Committee, European Union Directives and the Financial Services Authority. The primary purpose of the framework, which is approved by the Risk Committee, is to define and articulate the Abbey-wide policy, processes, roles and responsibilities.
     The management of operational risk is the responsibility of business managers, who identify, assess and monitor risks, in line with the processes described in the framework. The operational risk function ensures that all key risks are regularly reported to the Risk Committee and Board.
     In line with Financial Services Authority’s guidance and industry practice, the company has crisis management and disaster recovery arrangements to ensure that critical business processes are maintained in the event of an unforeseen interruption. Insurance policies are also purchased to provide cover for a range of potential operational risk losses.
Risk Management in Abbey Financial Markets
Credit risk
     Credit risk is the risk that counterparties will not meet their financial obligations resulting in Abbey Financial Markets (“AFM”) losing the monies lent or having to close out transactions prematurely, which may incur losses after realising collateral held. Credit risk arises by AFM making loans, investing in debt securities or other financial instruments or entering into financing transactions or derivative contracts.
Managing credit risk
The Risk Committee has established a set of risk appetite limits to cover different types of risk, including credit risk, arising in AFM. Abbey’s credit risk appetite is measured and controlled by a maximum Economic Capital value, which is defined as the maximum level of unexpected loss that Abbey is willing to sustain over a one year period. Within these limits, credit mandates and policies are approved to cover detailed industry, sector and product limits. All transactions falling within these mandates and policies are accommodated under credit limits approved by the appropriate credit authority. Specific approval is required by the Risk Committee for any transaction that falls outside the mandates. Analysis of credit exposures and credit risk trends are provided to the Financial Markets Risk Oversight Forum each month, and key issues escalated to the Risk Committee as required.

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Risk Management continued
Large Exposures (as defined by the Financial Services Authority) are reported quarterly to the Risk Committee and the Financial Services Authority.
     Credit risk on derivative instruments is calculated using the potential future mark-to-market exposure of the instruments at a 95% statistical confidence level and adding this value to the current mark-to-market value. The resulting “loan equivalent” or credit risk is then included against credit limits, along with other non-derivative exposures.
     In addition, there is a policy framework to enable the collateralisation of derivative instruments (including, swaps). If collateral is deemed necessary to reduce credit risk, the amount and nature of the collateral is determined by management’s credit evaluation of the counterparty.
Credit Risk Mitigation
(i) Netting arrangements
The Group restricts its credit risk by entering into transactions under industry standard agreements where possible these agreements facilitate netting of transactions with the counterparty. The netting arrangements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis. However, there is scope for the credit risk associated with favourable contracts to be reduced by netting arrangements embodied in the agreements to the extent that if an event of default occurs, all amounts with the counterparty under the specific agreement can be terminated and settled on a net basis. Derivatives, repurchase and reverse repurchase transactions, stock borrowing/ lending transactions and securities financing transactions are governed by industry standard agreements that facilitate netting.
(ii) Collateralisation
The Group also mitigates its credit risk to counterparties with which it transacts significant amounts of derivatives through collateralisation, using industry standard collateral agreements. Under these agreements, net derivative exposures with counterparties are collateralised with cash, securities or equities. Also exposures and collateral are revalued daily and collateral is adjusted accordingly to reflect deficits/ surpluses.
Using credit risk methodologies explained above, exposure stands at £37,899m. The below table breaks down the net exposure down by credit rating of the issuer or counterparty:

Year ended
31 December
2005
£m

AAA	3,961
AA	22,568
A	8,774
BBB	2,437
BB	146
B	13

Total	37,899

In the securities financing businesses, credit risk arises on both assets and liabilities and on both on and off balance sheet transactions. Consequently, the above credit risk exposure arises not only from the on balance sheet assets, the gross value of which is detailed below, but also from a portfolio of securities financing trades classified as liabilities and off balance sheet assets.
     The following table presents the amount that best represents Abbey Financial Markets’ estimated maximum exposure to counterparties at the reporting date without taking account of any collateral held or other credit enhancements:

Year ended
31 December
2005
£m

Trading assets	34,671
Purchase and resell agreements	23,578
Derivatives	12,212
Other	4,366

Third party exposures	74,827

Market risk
As discussed above in the Retail Banking section, market risk-taking is performed within the framework established by the Market Risk Manual.
     A major portion of the market risk arises from exposures to changes in the levels of interest rates, equity markets and credit spreads. Interest rate exposure is generated from funding and trading activities. Exposure to equity markets is generated by the creation and risk management of structured products by Abbey Financial Markets for the Personal Financial Services market and trading activities. Credit spread exposure arises from credit risk management and trading activities within Abbey Financial Markets.

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Managing market risk
The primary risk exposures for Abbey Financial Markets are interest rate, equity, credit spread and residual exposure to property indices. Equity risks are managed via equity stock, futures and structured equity derivatives. Credit-spread risks are managed via credit derivatives (credit default swaps, total return swaps). Property Index risk is managed via insurance contracts and property derivatives.
     Abbey Financial Markets operates within a market risk framework designed to ensure that it has the capability to manage risk in a well-controlled manner. A comprehensive set of policies, procedures and processes have been developed and implemented to identify, measure, report, monitor and control risk across Abbey Financial Markets.
     Market Risk from non-trading activities is discussed in the Retail Banking section above.
     For Trading activities the standardised risk measure adopted is Value at Risk calculated at a 95% confidence level over a one-day time horizon. On a daily basis, market risk factor sensitivities, Value at Risk measures and stress tests are produced, reported and monitored against limits for each major activity and at the aggregate Abbey Financial Markets level. These limits are used to align risk appetite with the business’s risk-taking activities and are reviewed on a regular basis. Early identification and measurement of risks are important elements of the risk management processes. Measurement of risks can involve the use of complex quantitative methods and mathematical principles to model and predict the changes in instruments and portfolio valuation. These methods are essential tools to understand the risk exposures.
Trading Activities
Trading activities are undertaken by Abbey Financial Markets only. They are managed on a continuous basis, and are marked to market on a daily basis.
     Trading risk exposure arises only in the Abbey National Treasury Services group. The majority of trading risk exposure arises in Abbey National Treasury Services plc. Trading risk exposure arises in Cater Allen International Limited and Abbey National Securities Inc, where risk taking is controlled by the provisions in Risk Mandates.
     The following table shows the value at risk-based consolidated exposures for the major risk classes as at 31 December 2005, together with the highest, lowest and average exposures for the year. Exposures within each risk class reflect a range of exposures associated with movements in that financial market. For example, interest rate risks include the impact of absolute rate movements, movements between interest rate bases and movements in implied volatility on interest rate options. The range of possible statistical modelling techniques and assumptions mean these measures are not precise indicators of expected future losses, but are estimates of the potential change in the value of the portfolio over a specified time horizon and within a given confidence interval.
     From time to time, losses may exceed the amounts stated where the movements in market rates fall outside the statistical confidence interval used in the calculation of the value at risk analysis. The 95% confidence interval, used as a standard across Abbey, means that the theoretical loss at a risk factor level is likely to be exceeded in one period in twenty. Abbey address this risk by monitoring stress-testing measures across the different business areas. For trading instruments the actual, average, highest and lowest value at risk exposures shown below are all calculated to a 95% level of confidence using a simulation of actual one day market movements over a one year period. The effect of historic correlations between risk factors is additionally shown below. The use of a one-day time horizon for all risks associated with trading instruments reflects the horizon over which market movements will affect the measured profit and loss of these activities.
     The numbers below represent the potential change in market values of trading instruments. Since trading instruments are recorded at market value, these numbers also represent the potential effect on income. Trading instruments are held only in Abbey Financial Markets.

	Exposure at 31		Exposure for the year ended 31
	December		December
	Actual exposure		Average exposure		Highest exposure		Lowest exposure
	2005	2004	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m

Group trading instruments
Interest rate risks (1)	3.4	4.8	4.1	4.3	5.2	7.1	3.4	2.8
Equity risks	2.7	5.0	3.5	3.3	5.2	5.6	2.0	1.3
Spread risk	2.1	1.5	1.7	1.8	2.1	2.4	1.4	1.1
Other risks (2)	0.1	0.3	0.1	0.2	0.4	0.4	—	—

Correlation offsets (3)	(1.6)	(2.2)	(1.8)	(1.8)

Total correlated one-day Value at Risk	6.7	9.4	7.6	7.8	9.9	10.5	5.6	4.8

(1)	Interest rate risks include property index risk.

(2)	Other risks include foreign exchange risk.

(3)	The highest and lowest exposure figures reported for each risk type did not necessarily occur on the same day as the highest and lowest total correlated one-day Value-at-Risk.

A corresponding correlation offset effect cannot be calculated and is therefore omitted from the above table.
Liquidity risk
Liquidity risk is the potential that, although remaining solvent, Abbey does not have sufficient liquid financial resources to enable it to meet its obligations as they fall due, or can secure them only at excessive cost. Liquidity risk is a key risk faced by financial services organisations.
     The Board is responsible for the liquidity management and control framework at Abbey and has approved key liquidity limits in setting Abbey’s liquidity risk appetite. Along with its internal Liquidity Risk Manual, which sets out the liquidity risk control framework and policy, Abbey abides by the “Sound Practices for Managing Liquidity in Banking Organisations” set out by the Basel Committee as its standard for liquidity risk management and control.

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Managing Liquidity risk
Management of liquidity at Abbey, including the management of cash flows, raising funding, and managing liquid asset holdings, is the responsibility of the Executive Director, Finance and Markets. The active management of liquidity is undertaken by Abbey Financial Markets within the framework of the Liquidity Risk Manual. The Asset and Liability Management Committee and the Risk Committee monitor Abbey’s liquidity position on a monthly basis. The Board also receives a monthly update on key liquidity issues and Abbey’s liquidity position is reported to the Financial Services Authority on a monthly basis.
     Abbey views the essential elements of liquidity management as controlling potential cash outflows, maintaining prudent levels of highly liquid assets and ensuring that access to funding is available from a diversity of sources. A comprehensive management and monitoring process, and a series of liquidity limits within which liquidity is managed, underpin these elements. For example, as excessive concentration in either liquid assets or contractual liabilities contributes to potential liquidity risk, appropriate limits have been defined under the Liquidity Risk Appetite. Management also monitors Abbey’s compliance with the Sterling Stock Liquidity limits set by the Financial Services Authority, which focus on ensuring that sterling cash liabilities due five days in advance can be met by realising liquid assets, with any excesses being reported to the Risk Committee and the Board. In addition to such limits, liquidity ratios also have trigger-review levels that require the Treasurer, Head of Asset and Liability Management, and Chief Risk Officer to initiate appropriate reviews of current exposure when such levels are exceeded.
     The Liquidity Risk Manual has been designed to reduce the likelihood and impact of either firm specific or system-wide liquidity problems. Abbey intends to maintain sufficient liquid assets and marketable assets to meet the expected cash flow requirements of all its businesses, to ensure customer and counterparty confidence, and to be in a position to withstand liquidity pressures resulting from unexpected or exceptional circumstances.
     While Abbey’s liquidity risk is consolidated and primarily controlled at the ANTS company level, liquidity risk is also measured, monitored and controlled within the specific business area or the subsidiary where it arises. Management recognises that while the liquidity approach developed pursuant to the Liquidity Risk Manual is designed to reduce the likelihood of significant liquidity issues arising, the possibility of such events cannot be eliminated. Consequently, Abbey also operates a Liquidity Contingency Plan to manage and co-ordinate any actions that are required in order to mitigate the effects of a liquidity shortfall. The Liquidity Contingency Plan defines the circumstances under which the plan is activated, the management framework and notification procedures, and the key roles and responsibilities during the operation of the plan.
     The Liquidity Contingency Plan becomes operational when the demand for cash, whether from demands for repayment, from wholesale funding or from retail deposits, exceeds the limits for liquidity management defined under the Liquidity Risk Appetite. The circumstances that cause this to happen will tend to be sudden, unexpected events that trigger demands for cash that cannot be managed within the procedures, limits and controls defined in the Liquidity Risk Manual.
     To be effective, the management of liquidity in a crisis must be timely, proactive and flexible enough to respond to a variety of different circumstances. The management structure for the Liquidity Contingency Plan, which is structured around a small team of individuals with the authority to agree, co-ordinate and implement actions that will control a volatile, dynamic situation, has two key elements:

>	the Treasurer, Head of Asset and Liability Management, is responsible for the rapid assessment of the implications of a sudden, unexpected event on the day-to-day liquidity of Abbey, and for the decision to activate the Liquidity Contingency Plan; and

>	the liquidity crisis management team, under the chairmanship of the Treasurer, Head of Asset and Liability Management, is the decision-making authority in the event of a liquidity crisis, and is responsible for implementing the Liquidity Contingency Plan.
The Liquidity Contingency Plan defines a framework for the decision-making process under exceptional circumstances, and it details the tools available to mitigate any such event. These tools include procedures for realising marketable assets, for entering into repo transactions with central banks, and for securing retail deposits and managing wholesale funds. Even though the Liquidity Contingency Plan focuses predominantly on realising marketable assets to meet liabilities, in certain situations additional funding — as well as certificates of deposit, commercial paper and medium term funding — may be sought, depending on the nature of the crisis. The Liquidity Contingency Plan is reviewed and revised on at least an annual basis.
Liquidity risk measurement
Abbey uses net cash flows as a key measure of liquidity risk as they take into account contracted liabilities and contracted assets that have a defined maturity date. Such current cash outflows as well as expected future cash outflows are measured over key benchmark time periods and unexpected cash outflows arising from unexpected but plausible events, such as the withdrawal of a percentage of retail deposits at any point in time and the limited ability to renew wholesale deposits, are met through new borrowing, additional sales in the repo market and additional asset sales.
     Liquid assets are normally measured at current market values, discounted to reflect transaction costs. Liquid assets may take time to liquidate, due to marketability issues and large position sizes, and may decrease in market value in times of adverse market movement. This expected liquidation time is measured over key benchmark time periods under prudent assumptions in relation to market conditions. The risk related to uncertain assumptions about the behavioural characteristics of assets and liabilities is also considered when measuring liquidity risk.
     The ratio of discounted liquid assets that will be available to meet the cumulative liabilities falling due at key benchmark time periods is the principal liquidity measure. The liquidity ratio is subject to periodic stress testing based upon a range of assumptions.
Securitisation of Abbey assets
Abbey, through various special purpose vehicles, provide a wide range of securitised mortgage products to a diverse investor base. There is little liquidity risk related to asset securitisations as the repayment of the securitised notes issued is financed by the expected maturity or repayment of the underlying securitised asset, which is recognised in the Liquidity Risk Manual. Abbey does

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not expect securitisations to represent a greater proportion of its overall funding in the future than at present. However, in times of significant market disruption, residential mortgage backed securitisation, which typically remains a very liquid and deep market, might be accessed, and in such circumstances could provide a higher proportion of funding than is presently expected.
Maturities of financial liabilities
The table below analyses the financial liabilities of the Group into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date.
     Customer Accounts is largely made up of Retail Deposits. In particular the ‘Demand’ grouping consists, for example, of current accounts and other variable rate savings products. The ‘Up to 3 Month’ grouping largely constitutes wholesale funding of wholesale assets of a similar maturity.

	Group
		Up to 3	3-12	1-5	Over 5
	Demand	months	months	years	years	Total
At 31 December 2005	£m	£m	£m	£m	£m	£m

Deposits by banks	845	4,767	3	—	2	5,617
Customer accounts	53,326	9,205	2,464	546	348	65,889
Derivative financial instruments	–	177	650	3,804	6,633	11,264
Trading liabilities	1,257	35,426	4,998	6,912	4,071	52,664
Financial liabilities designated at fair value	–	1,234	2,449	509	3,756	7,948
Debt securities in issue	74	1,001	2,272	6,955	10,974	21,276
Other borrowed funds	–	16	–	303	1,925	2,244
Subordinated liabilities	–	–	105	381	5,719	6,205
Investment contract liabilities	–	–	186	648	2,472	3,306

Total financial liabilities	55,502	51,826	13,127	20,058	35,900	176,413

	Company
		Up to 3	3-12	1-5	Over 5
	Demand	months	months	years	years	Total
At 31 December 2005	£m	£m	£m	£m	£m	£m

Deposits by banks	19,490	3,921	182	24,672	2	48,267
Customer accounts	58,162	6,373	1,017	2,047	11,689	79,288
Derivative financial instruments	–	–	–	219	404	623
Debt securities in issue	–	–	–	4	–	4
Other borrowed funds	–	–	–	303	1,149	1,452
Subordinated liabilities	–	–	105	381	5,991	6,477

Total financial liabilities	77,652	10,294	1,304	27,626	19,235	136,111

Derivatives held for Trading Purposes
Abbey Financial Markets (“AFM”) is the principal area of the Group actively trading derivative products and is additionally responsible for implementing Group derivative hedging with the external market. For trading activities AFM’s objectives are to gain value by:

>	marketing derivatives to end users and hedging the resulting exposures efficiently and

>	the management of trading exposure reflected on the Group’s balance sheet.
Trading derivatives include interest rate, cross currency, equity, residential property and other index related swaps, forwards, caps, floors, swaptions, as well as credit default and total return swaps, equity index contracts and exchange traded interest rate futures and equity index options.
Credit Derivatives
(Unaudited information)
The following table presents the notional amounts of credit derivatives protection bought and sold at 31 December 2005.

	Protection
	Purchased	Sold
	£m	£m

Notional amounts:
Portfolio Business Unit protection	3	–
Trading activity(1)	10,780	7,881

Total	10,783	7,881

(1) This includes £487m (notional) of portfolio credit derivatives.
The use of derivatives to manage exposures does not reduce the reported level of assets on the balance sheet or the level of off-balance sheet commitments.

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Portfolio Business Unit protection activity
Within the Portfolio Business Unit, credit derivatives have been used as hedging instruments for assets held on the balance sheet. Purchased protection at 31 December 2005 within the Portfolio Business Unit totalled £3m.
Trading activity
The business trades in single-name credit derivatives and a limited number of portfolio credit derivative transactions. The credit derivatives’ trading function operates within the same framework as other trading functions. Risk limits are established and closely monitored.
     At 31 December 2005, the total notional amounts of protection purchased and sold by the trading business were £10.8bn and £7.9bn, respectively. The mismatch between notional amounts is largely attributable to Abbey using credit derivative transactions hedged with securities positions. The majority of positions are matched. Consequently, the amount of retained credit risk contributed by the credit derivatives trading activity is small in the context of Abbey’s overall credit exposures.
Risk Management in Insurance and Asset Management
Management of insurance and financial risk
The Insurance and Asset Management (“IAM”) division issues contracts that transfer insurance risk or financial risk or both. This section summarises these risks and the way the IAM manages them.
     The IAM Division Risk Manual supports the Abbey Risk Framework and Risk Appetite Statement by defining at a more detailed level the measurement, management and governance for IAM risks. Below this manual are a series of risk policy documents covering individual risk types within IAM. The IAM Risk Oversight Forum meets on a regular basis to ensure that all key risks impacting the IAM division are suitably monitored and managed.
Contracts are written into three sub fund types, the key risks of which are summarised as follows:
(a) With-profits fund
This fund takes controlled investment risk with the aim of enhancing policyholder investment returns. The fund aims to limit that risk, in line with the Risk Manual and the Principles and Practices of Financial Management (“PPFM”), to that supportable by the With-Profit Fund’s assets. The costs of guarantees are spread across the contracts in the fund, but there remains a risk that the shareholder may have to contribute capital to the With-Profit fund in accordance with the terms of a memorandum of agreement to which the shareholder is party. However, derivative backed hedge assets are in place to protect against this risk.
     For unitised with-profit contracts, the shareholder receives an annual management charge, typically ranging between 0.5% and 1.5% per annum, so that the earnings risk to the shareholder are similar to unit-linked contracts.
     For traditional with-profit contracts, which form the minority of the with-profit fund business, the shareholder receives 1/9th of the cost of bonuses declared to policyholders as long as there is a distributable surplus within the fund.
     The Risk Capital Margin, calculated in accordance with the Prudential Sourcebook, quantifies the capital required to cover adverse deviation arising from the effects of market risk, credit risk and persistency risk. As such, it covers the risk associated with the extent and timing of cash flows arising from the assets and liabilities in the With-Profit fund and the extent and duration matching for these contracts. At 31 December 2005, the Risk Capital Margin prior to making any allowance for management actions as set out in the PPFM amounted to £281m in relation to total assets of £15,478m.
(b) Unit linked fund
In relation to unit-linked funds, the policyholders carry all investment risks, with any changes in underlying investments being reflected by an equal and opposite change in the related contract liabilities.
(c) Non-profit fund
The risk within the non-profit fund is directly with the shareholder.
     The Resilience Capital Requirement, calculated in accordance with the Prudential Sourcebook, quantifies the capital required to cover adverse deviation arising from the effects of market risk. As such, it covers the risk associated with the extent and timing of cash flows arising from the assets and liabilities in the Non-Profit fund and the extent and duration matching for these contracts. At 31 December 2005, the Resilience Capital Requirement amounted to £68m in relation to total assets of £6,297m.
     Further details of the risks relevant to the above sub funds and contract types and how they are controlled is set out below.
Insurance risk
Insurance risk is the possibility under any one insurance contract that the insured event occurs and the uncertainty of the amount of the resulting claim. It refers to the inherent uncertainties in insurance, including:

>	the occurrence of any event specifically insured against;

>	for long-term insurance business, adverse mortality, morbidity and persistency experience; and

>	expense overruns relative to pricing or provisioning assumptions.

Those terms and conditions of insurance contracts that have a material effect on the Group’s cash flows are as follows:

>	fixed and guaranteed benefits for a fixed future premium;

>	the option to pay reduced or no future premiums;

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>	the option to terminate the contract completely; and

>	the option to exercise a guaranteed annuity or cash option.

The group controls insurance risk through the following:

>	the use of actuarial models to calculate premiums and monitor claims patterns. Past experience, as well as statistical methods, are used.

>	issued guidelines for concluding insurance contracts and assuming insurance risks. In relation to life insurance, the group concentrates on risks such as mortality, disability, illness and long-term care requirements.

>	reinsurance of a large portion of the annuity and protection business. Reassurance is also used to limit the Group’s exposure to large single claims. When selecting a reinsurer, the group only considers those companies that provide high security. In order to assess this, ratings information is used, both from the public domain or gathered through internal investigations.

>	close monitoring of the management of assets and liabilities to attempt to match the expected pattern of claim payments with the maturity dates of assets.

>	the use of underwriting with premium levels being set to reflect the calculated level of risk.

>	stress and scenario testing to monitor insurance risk as part of the Individual Capital Assessment required under the FSA regulatory reporting regime. Each main category of insurance risk is subject to a detailed experience analysis to ensure that all assumptions are reasonable.
(i) Sensitivity analysis
The nature of the insurance business is such that a number of assumptions have been made in compiling the financial statements. These assumptions are around mortality rates, morbidity rates, persistency rates, investment returns and expenses in connection with in-force policies.
The table below provides a sensitivity analysis in relation to these assumptions.

		Impact on pre tax
	Assumed	profit pre	Impact on pre tax	Impact on equity	Impact on equity post
	increase/(reduction)	reinsurance	profit post reinsurance	pre reinsurance	reinsurance
Assumption		£m	£m	£m	£m

Interest rate and assets	100 basis points increase in risk discount rate	(96.8)	(78.1)	(82.9)	(66.2)
Interest rate and assets	100 basis point increase in interest rate	n/a	21.6	n/a	17.7
Expenses	10% decrease in	47.5	42.7	36.3	33.2
	maintenance expenses
Persistency	10% proportionate	41.0	39.9	34.9	34.0
	decrease in lapse rates
Mortality/morbid ity — life assurance	5% proportionate decrease in base mortality and morbidity morbidity rates	93.4	26.3	65.8	22.9
Mortality/morbidity ity -annuity business	5% proportionate decrease in base mortality and morbidity rates	(27.8)	(12.9)	(19.1)	(8.9)

IAM’s exposure to movements in equity markets is limited by the use of derivative backed hedges within the with profits funds. For unit-linked contracts invested in equities, the investment risk is borne entirely by the contract holders. Accordingly the IAM’s results are less sensitive to movements in equity markets.
(ii) Concentrations of insurance risk
The table below presents an analysis of insured benefits across products.

	Liability value
	Pre reinsurance	Post reinsurance
	£m	£m

Property linked	6,422	6,402
Annuity in payment	1,088	558
Structured products	219	219
Traditional life non profit	2,755	2,529
Traditional pension non profit	1,242	745
Unitised with profit	7,664	7,664
Deposit administration	149	149
Traditional life with profit	2,359	2,354
Traditional pension with profit	2,631	2,631
Other	278	264

Total	24,807	23,515

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Financial Instrument Risk
IAM is exposed to financial risk through its financial assets, financial liabilities (investment contracts and borrowings), reinsurance assets and insurance liabilities.
     The key financial risk is that the proceeds from its financial assets are not sufficient to fund the obligations arising from its insurance and investment contracts as they fall due. The most important components of this financial risk are market risk, credit risk and liquidity risk, as outlined below.
Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices and comprises three types of risk: interest rate risk, price risk and currency risk. These risks impact on IAM depends on the nature of the contracts written, as follows:
(a) Participating insurance and investment contracts – written in the With-profits funds
The main market risks inherent in these contracts are dependent upon the asset allocation of the With-Profits Fund. The more the fund is invested in an asset class, the greater the risk attached to movements in the particular asset markets.

The main market risks, reflecting the asset allocation, within the With-Profits funds are due to variations in:

>	equity prices;

>	interest rates and bond prices;

>	corporate bond spreads;

>	equity price volatility affecting the value of policy guarantees; and

>	bond volatilities affecting the value of guaranteed annuity options and other guarantees.
(b) Non-linked Insurance contracts – written in the Non-profit funds
For conventional non-participating products, the contract benefits are guaranteed at outset, which implies a guaranteed rate of return (ignoring mortality risk). IAM bears the risk of the assets held failing to meet the value of liabilities.
     IAM ’s non-profit funds are invested in a mix of government bonds, corporate bonds and cash. Therefore, the main market risks within these funds are:

>	variation in interest rates and bond prices; and

>	variation in corporate bond spreads.
(c) Unit-linked Insurance and non-participating investment contracts – written in the Non-profit funds
For unit-linked policies, the asset values determine the liabilities and the policyholder therefore bears all the market risk.
     Fee income to IAM from unit-linked policies is normally taken as a percentage of funds under management, which is determined by cash flows, including the rate of asset growth. Therefore, if markets fall the value of the in-force policies fall as the present value of the charges on the funds under management is reduced.
     The level of market risk in IAM is closely monitored and a report on risk levels, including Risk Based Capital levels (both total risk and market risk), is provided monthly to the Abbey Board, the Abbey Risk Committee and to the IAM Risk Oversight Forum.
     A system of exposure limits is in place with clearly specified escalation procedures in the event of breaches. Risk positions against limits are included in the monthly reports to senior management. In the Non Profit fund, risk mitigation actions are likely to include adjusting asset profiles to more closely match liabilities. In relation to participating contracts, risk mitigation actions are likely to include switching the asset allocation into less risky assets or using derivatives to hedge positions.
Market risk can be further subdivided into the following components:
(i) Interest rate risk
Interest rate risk is part of market risk and is the risk that the value/future cash flows of a financial instrument will fluctuate because of changes in interest rates.
     The IAM interest rate risk policy requires it to manage interest rate risk by maintaining an appropriate mix of fixed and variable rate instruments. The policy also requires it to manage the maturity profile of interest bearing financial assets and interest bearing financial liabilities.
     Sensitivities to a 100 basis point change in the risk discount rate are shown in the insurance risk section above.
(ii) Price risk
IAM has entered into over the counter derivative contracts, with AFM, to provide financial protection against a range of embedded policy guarantees within the with profits fund. The majority of the non-profit fund is backed by debt instruments, rather than equity instruments. As a result of this, other price risk is minimised.
(iii) Currency risk
IAM takes on exposure to the effects of fluctuations in the prevailing foreign currency exchange rates on its financial positions and cash flows. The level of exposure in total and by currency is monitored daily and arises primarily with respect to the Euro and the US Dollar.

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IAM’s exposure to foreign currency risk within the investment portfolios supporting IAM’s sterling insurance and investment operations arises where assets are held that are denominated in a foreign currency. These positions are deliberately taken to obtain diversification benefits and exposures are generally low in proportion to total fund size.
     The principal foreign currency exposure within the With profit funds is to the Euro, the bulk of which is as a result of Euro-denominated assets held to match the liabilities in Euro-denominated funds. These Euro assets are included as part of the hedging programme. On a net basis, foreign currency mismatch exposure is not significant.
     Foreign currency exposure within the non-profit funds is also minimal.
     IAM’s foreign operations (taken to be those denominated in non-sterling) generally invest in assets in the same currency denomination as their liabilities, so foreign currency mismatch risk between assets and liabilities is largely mitigated. Consequently, the foreign currency risk from the foreign operations mainly arises when the assets and liabilities denominated in a foreign currency are translated into sterling.
Credit risk
IAM has exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due.

IAM recognises that credit risk in its life insurance business arises from:

>	direct holdings of credit debt (principally corporate bonds);

>	the impact of credit default on equity holdings; and

>	external reinsurance contracts.
IAM structures the levels of credit risk it accepts by placing limits on its exposure to a single counterparty, or groups of counterparties. Such risks are subject to frequent review.
     The table below shows the ratings of fair value of assets held by IAM, which are subject to credit risk and presents the amount that best represents IAM’s estimated maximum exposure to counterparties at the reporting date without taking account of any collateral held or other credit enhancements. The table below reflects credit risk on assets where risk is borne by the shareholder, therefore, unit linked assets are excluded.

	AAA	AA	A+	A	A-	AA-	BBB	BB	Total
At 31 December 2005	£m	£m	£m	£m	£m	£m	£m	£m	£m

Debt securities	5,930	1,498	45	1,554	–	231	272	2	9,532
Reinsurance asset	–	295	17	309	115	557	–	–	1,293
Cash and balances with central banks	58	131	113	1,507	–	156	–	–	1,965

Credit ratings have not been disclosed in the above table for equities. Whilst IAM is exposed to the impact of credit default on its equity holdings, this risk is not considered significant due to the spread of holdings.
Liquidity risk
IAM manages liquidity risk through a clearly articulated IAM Liquidity Risk Policy, Investment Guidelines and Treasury Management Guidelines. The Liquidity Risk Policy has the objectives of ensuring low probability of loss due to liquidity risk events, documentation of systems and controls for cost-efficient control of liquidity risk.
     IAM effect operational control of liquidity risk through clearly documented and frequently monitored treasury guidelines.
     Liquidity controls in IAM are monitored on a daily basis and breaches are escalated as provided for in the IAM Liquidity Risk Policy. A report on liquidity risk levels is included in the monthly risk reports submitted to the IAM Risk Oversight Forum and Abbey Risk Committee.
     In addition a minimum number of months cash coverage is required in the With-profits funds. This limit is based on a moving average of previous months surrenders. The minimum cash coverage is updated regularly and is detailed in the Abbey Risk Appetite Statement. No such limit is applied to the non-profit funds. As the Group has a mandatory requirement of 4 day settlement for all withdrawals and that over 85% of assets are held in cash and readily marketable instruments, there is a significant time buffer to raise liquidity if redemptions increase unexpectedly in these funds.

Report of the Directors
Directors
Board of Directors
As at 31 December 2005
Chairman
Lord Burns
Lord Burns (age 62) was appointed Joint Deputy Chairman on 1 December 2001 and Chairman on 1 February 2002. He is also Chairman of Glas Cymru Limited (Welsh Water), Deputy Chairman of Marks and Spencer plc and a Non-Executive Director of Pearson Group plc and Banco Santander Central Hispano, S.A. His current professional roles include President of the Society of Business Economists, Fellow of the London Business School, Companion of the Institute of Management, President of the National Institute of Economic and Social Research and Vice President of the Royal Economic Society.
     He was formerly Permanent Secretary to the Treasury and chaired the Parliamentary Financial Services and Markets Bill Joint Committee. Until recently, he was a Non-Executive Director of British Land plc (2000-2005) and Legal & General Group plc (1991-2001). He was Chairman of the National Lottery Commission (2000-2001).
Executive directors
Francisco Gómez-Roldán
Chief Executive Officer
Francisco Gómez-Roldán (age 52) was appointed Chief Executive Officer on 15 November 2004. He joined Abbey from Banco Santander Central Hispano, S.A., where he was the Chief Financial Officer for Santander, a position that he held since March 2002. Prior to that he joined Banesto, a banking subsidiary of Banco Santander Central Hispano, S.A., in 2000 to become Chief Executive and Executive Director.
     In 1992, he became Finance Director of the newly formed Grupo Argentaria, which aggregated a number of leading public sector banks and joined the group’s board as an Executive Director in 1996.
     With degrees in aeronautical engineering and economics, he joined Banco Vizcaya in 1978. In 1984 he became Director General of Banca Catalana after its acquisition by Vizcaya and following the merger of Banco Vizcaya and Banco Bilbao in 1988 to form BBV, he played a key role in creating and developing the investment fund and pensions industry in Spain.
     He is currently a director of the Spain Fund and Bolsas y Mercados Españoles S.A.
Jorge Morán
Chief Operating Officer
Jorge Morán (age 41) joined as an Executive Director on the Board on 20 December 2005. He was appointed as Chief Operating Officer reporting directly to Abbey’s Chief Executive Officer, Francisco Gómez-Roldán. Jorge is currently General Manager of Santander and a member of the group’s management committee. He is head of Santander’s global Asset Management and Insurance division (2002 to present).
     Before joining Santander in 2002, Jorge was Vice Chairman and Chief Executive Officer of Morgan Stanley for Spain and Portugal (2000 — 2002), where he was responsible for developing the company’s management strategy. Prior to this, Jorge was also responsible for managing Morgan Stanley’s asset management and distribution network (1992 — 2000). Before joining Morgan Stanley, Jorge was Director of Marketing at National Westminster Bank plc and Head of Product Development at Citibank España.
Graeme Hardie
Executive Director, Retail Banking
Graeme Hardie (age 44) was appointed Executive Director, Retail Banking on 22 February 2005.
     He was Managing Director of National Westminster Bank plc Retail Banking from April 2002 to December 2004, with responsibility for all aspects of management of the retail branch network.
     Prior to this, in March 2000, following the takeover of National Westminster Bank plc by The Royal Bank of Scotland plc, he was appointed Director, National Westminster Bank plc Retail Change Planning.
     Before joining National Westminster Bank plc, he was head of Retail Network Services for The Royal Bank of Scotland plc. Appointed in February 1997, he was responsible for sales and service, processes, training and development programmes, incentive and management information design.
     He joined The Royal Bank of Scotland plc in 1978, initially in a variety of sales, marketing and business development roles.
Nathan Bostock
Executive Director, Finance and Markets
Nathan Bostock (age 45) was appointed Executive Director, Finance and Markets on 22 February 2005. This followed his appointment to Abbey’s Executive Committee in November 2004. His responsibilities include finance, treasury, Abbey Financial Markets and Corporate Banking.
     Nathan joined Abbey in November 2001 as Chief Operating Officer, Abbey National Treasury Services plc, with responsibility for finance, market risk and operations. Prior to joining Abbey, Nathan spent nine years (1992-2001) with The Royal Bank of Scotland plc where his roles included Director, Group Risk Management and Chief Operating Officer, Treasury and Capital Markets. Prior to joining The Royal Bank of Scotland plc, Nathan was Head of Risk Analysis and Finance, Treasury and Interest Rate Derivatives (Europe) for Chase Manhattan Bank (1988 to 1992). He joined Chase Manhattan Bank in 1986 having previously worked for Coopers and Lybrand.

Report of the Directors
Directors continued
Non-Executive Directors
Juan Rodríguez Inciarte
Deputy Chairman
Juan Inciarte (age 53) was appointed Non-Executive Director on1 December 2004. He joined Banco Santander Central Hispano, S.A. in 1985. After holding different positions of responsibility, he was appointed to the Board of Directors in 1991, holding this office until 1999. He is currently Deputy Chairman of Santander Consumer Finance, S.A. and Executive Vice President of Banco Santander Central Hispano, S.A. In addition, he is a director of Compañía Española de Petróleos, Finanzauto S.A., Banco Banif S.A., Vista Capital de Espansion S.A. and Euroresidencias Gestión.
     For several years he has served on the Board of Directors of First Union Corporation (presently Wachovia) in the US and the Board of Directors and Executive Committee of San Paolo — IMI in Italy.
     He is a member of the US-Spain Council and Fellow of The Chartered Institute of Bankers in Scotland.
Keith Woodley
Senior Independent Non-Executive Director
Keith Woodley (age 66) was appointed Non-Executive Director on 5 August 1996. He was made Senior Independent Non-Executive Director in April 1999 and was Deputy Chairman from 6 April 1999 until November 2004. He is a former Non-Executive Director of National and Provincial Building Society and a former partner of Deloitte Haskins & Sells. A past President of the Institute of Chartered Accountants in England and Wales, he is currently Complaints Commissioner for the London Stock Exchange and a Council Member and Treasurer of the University of Bath.
Jóse María Fuster
José María Fuster (age 47) was appointed Non-Executive Director on 1 December 2004. He is currently Executive Vice-President of Operations and Technology of Banesto and Chief Information Officer for Santander. He joined Banco Español de Crédito in 1998 and was appointed as Chief Information Officer of Banco Santander Central Hispano, S.A. in 2003. He is a director of ISBAN UK Limited. He started his professional career in IBM and Arthur Andersen as a consultant. In the financial services sector, he has worked for Citibank and National Westminster Bank plc.
José María Carballo
José María Carballo (age 61) was appointed Non-Executive Director on 1 December 2004. He is currently Chairman of La Unión Resinera Española, Chairman of Vista Desarrollo, Director of SCH Activos Inmobiliarios and Director of Teleférico del Pico de Teide. He is also Vice President and Honorary Treasurer of the Iberoamerican Benevolent Society (U.K).
     Previously, he was Executive Vice President of Banco Santander Central Hispano, S.A. from 1989 to 2001 and Chief Executive Officer of Banco Santander de Negocios from 1989 to 1993. Until 1989 he was Executive Vice President responsible for Europe at Banco Bilbao Vizcaya. He was also Executive Vice President of Banco de Bilbao in New York until 1983.
António Horta-Osório
António Horta-Osório (age 42) was appointed Non-Executive Director on 1 December 2004. He is currently Executive Vice President of Banco Santander Central Hispano, S.A. and a member of its management committee as well as Chief Executive Officer of Banco Santander Totta in Portugal. He was previously Chief Executive Officer of Banco Santander Brasil. António Horta-Osório started his career at Citibank Portugal, where he was head of Capital Markets and at the same time was an assistant professor at the Universidade Católica Portuguesa. He then worked for Goldman Sachs in New York and London, focusing on corporate finance activities in Portugal and, in 1993, he joined Santander as Chief Executive Officer of Banco Santander de Negócios Portugal.
Andrew Longhurst
Andrew Longhurst (age 66) was appointed Non-Executive Director on 28 January 2005.
     He was Chief Executive Officer of Cheltenham & Gloucester Building Society (1982-1997). In 1995 Cheltenham & Gloucester Building Society converted to a public limited company and was acquired by Lloyds Bank plc. Andrew joined the main board of Lloyds Bank plc and oversaw the extension of Cheltenham & Gloucester’s mortgage operation into Lloyds Bank plc branches. In 1997 he was appointed Director, Customer Finance of Lloyds TSB Bank plc, having responsibility for the enlarged group’s mortgage, credit card and personal loan businesses and became Chairman of Cheltenham & Gloucester.
     In 1998, Andrew retired from full time executive employment and joined the boards of The United Assurance Group Limited (Chairman 1998-2000), Thames Water Limited (1998-2000) and Hermes Focus Asset Management Limited (1998-present). He was appointed Deputy Chairman of The Royal London Insurance Society Limited (2000-2002) following its acquisition of United Assurance Group Limited.
     He has also served as Chairman of the Council of Mortgage Lenders (1994) and was a member of the Department of Trade and Industry’s taskforce on deregulation of financial services (1993).

Report of the Directors
Directors continued
Registered Office and Principal Office
Abbey National House
2 Triton Square
Regent’s Place
London
NW1 3AN
Abbey National plc is registered in England and Wales No 2294747.
Auditors
Deloitte & Touche LLP
Stonecutter Court
1 Stonecutter Street
London EC4A 4TR

Report of the Directors
Directors’ Report
Corporate Structure
Since 12 November 2004, Abbey has been a wholly owned subsidiary of Banco Santander Central Hispano, S.A. and the ordinary shares of Abbey are no longer traded on the London Stock Exchange. As a result, there have been no disclosures made to Abbey in accordance with sections 198 to 208 of the Companies Act 1985.
     Banco Santander Central Hispano, S.A. is incorporated in Spain and has its registered office at Paseo de Pereda 9-12, Santander, Spain. Note 23 to the Financial Statements provides a list of the principal subsidiaries of Abbey and the nature of each company’s business as well as details of overseas branches.
     Abbey is subject to the listing rules of the UK Listing Authority, a division of the Financial Services Authority, because it has preference shares listed on the London Stock Exchange. As it does not have listed ordinary shares, Abbey is exempt from the requirement to make certain disclosures that are normally part of the continuing obligations of listed companies in the UK. This exemption applies, among other things, to corporate governance and directors’ remuneration disclosures.
Principal activities and business review
The principal activity of Abbey and its subsidiaries continues to be the provision of an extensive range of retail banking services. Abbey is authorised and regulated by the Financial Services Authority. The Business and Financial Review for the year, including a review of non-banking activities, is set out on pages 6 to 51 of this document. Details of important events which have occurred since the end of the financial year and prospects for 2006 are included in the Business Overview and the Business and Financial Review sections.
Results and dividends
The Directors do not recommend the payment of an interim dividend (2004: 8.33 pence per ordinary share) nor do they recommend the payment of a final dividend (2004: nil).
Directors
The members of the Board at 31 December 2005 are named on pages 67 and 68. For each Director, the date of appointment is shown. As at 31 December 2005, the Board comprised a Chairman, four Executive Directors, including the Chief Executive, Chief Operating Officer and six Non-Executive Directors. As at the date of publication of this report, the composition of the Board remains unchanged. The roles of Chairman and Chief Executive are separated and clearly defined. The Chairman is primarily responsible for the working of the Board and the Chief Executive for the running of the business and implementation of Board strategy and policy.
During 2005, the following directors resigned:

Director	Title	Date of resignation

Mark Pain	Executive Director, Customer Sales	28 January 2005
Angus Porter	Executive Director, Customer Propositions	25 February 2005
Priscilla Vacassin	Executive Director, Human Resources	30 September 2005
Tony Wyatt	Executive Director, Manufacturing	30 June 2005

Non-Executive Directors have been appointed for an indefinite term (other than Keith Woodley, who has been appointed for a three year term after which his appointment may be extended upon mutual agreement). In accordance with the Company’s Articles of Association, all of the directors shall retire from office and face re-election at every Annual General meeting. The Company’s Articles of Association also require that a Director must retire at the first Annual General Meeting after their 70th birthday.
     Francisco Gómez-Roldán, Jorge Morán, Juan Rodríguez Inciarte, Jóse María Fuster, José María Carballo and António Horta-Osório all have an existing relationship with Banco Santander Central Hispano, S.A. and have therefore brought to Abbey their experience and understanding of the Santander Group.
Committees of the Board
The Board maintains three standing committees, all of which operate within written terms of reference. They are the Audit and Risk Committee, the Remuneration Committee and the Policyholder Review Committee.
Audit and Risk Committee
Membership of the Audit and Risk Committee is restricted to Non-Executive Directors.
     The Audit and Risk Committee’s primary tasks are to review the scope of external and internal audit, to receive regular reports from the external auditors, (currently Deloitte & Touche LLP) and the Chief Internal Auditor, and to review the preliminary results, interim information, annual financial statements and any other significant financial reports before they are presented to the Board, focusing in particular on accounting policies, compliance and areas of management judgement and estimates. The Committee’s scope also includes risk management and oversight and the review of the procedures in place for employees to raise concerns about possible wrongdoing in financial reporting and other matters. For a further discussion of the risk–control responsibilities of the Audit and Risk Committee, see the Risk Management section of the Business and Financial Review on page 52. The Audit and Risk Committee more generally acts as a forum for discussion of internal control issues and contributes to the Board’s review of the effectiveness of the Company’s internal control and risk management systems and processes. The Audit and Risk Committee also conducts a review of the remit and reports of the Abbey and Santander internal audit functions, as well as their effectiveness, authority, resources and standing within Abbey and management’s response to their findings and

Report of the Directors
Directors’ Report continued
recommendations. Abbey’s relationship with the external auditors and the experience and qualifications of the external auditors are monitored by the Audit and Risk Committee and external auditor’s audit plans and audit findings are reviewed by the Committee. A framework for ensuring auditor independence has been adopted which defines unacceptable non-audit assignments, pre-approval of acceptable non-audit assignments and procedures for approval of other non-audit assignments. The Committee may make any recommendations to the Board as it sees fit and the Chairman of the Committee reports formally to the Board after each meeting.
     The Chairman, Keith Woodley, is a chartered accountant and a previous President of the Institute of Chartered Accountants in England and Wales. The Board has determined that Keith Woodley has the necessary qualifications and experience to qualify as an audit committee financial expert as defined for the purposes of the US Sarbanes-Oxley Act of 2002 and the Board considers that he is independent in accordance with S303A.02 of the New York Stock Exchange Corporate Governance Rules.
     The other members of the Audit and Risk Committee are Juan Rodríguez Inciarte and José María Carballo. Pursuant to SEC Rule 10A-3(c)(2), which provides a general exemption from the requirement to have an audit committee for subsidiaries that are listed on a national securities exchange or market where the parent satisfies the requirement of SEC Rule 10A-3, Abbey is exempt from the requirements of SEC Rule 10A-3. According to SEC Rule 10A-3(c)(2), additional listings of an issuer’s securities are exempt from the audit committee requirements if the issuer is already subject to them as a result of listing any class of securities on any market subject to SEC Rule 10A–3. This exemption extends to listings of non-equity securities by a direct or indirect subsidiary that is consolidated or at least 50% beneficially owned by a parent company, if the parent is subject to the requirements as a result of the listing of a class of its equity securities. Consequently, as applied to the current shareholding structure of Abbey, (as the wholly-owned subsidiary of Banco Santander Central Hispano, S.A.), Abbey is exempt from the audit committee requirements of SEC Rule 10A–3 since: (i) Abbey is a wholly-owned subsidiary of Banco Santander Central Hispano, S.A., (ii) Banco Santander Central Hispano, S.A., has equity securities listed on the NYSE and is therefore subject to SEC Rule 10A–3, and (iii) Abbey does not have any equity securities listed on the NYSE or any other US national securities exchange.
Remuneration Committee
Membership of the Remuneration Committee consists of at least three Non-Executive Directors. The Committee is responsible for oversight of the remuneration of senior management within Abbey and its aim is to ensure that these arrangements support the business objectives of Abbey. The Committee is charged with oversight of the remuneration, performance targets and performance bonus payments for Executive Directors and members of the Executive Committee. All of these are subject to overall approval by the Santander Appointments and Remuneration Committee following approval and recommendation by the Remuneration Committee.
     The Chairman of the Remuneration Committee is José María Carballo and the other members are António Horta-Osório, Juan Rodríguez Inciarte and Andrew Longhurst.
Compensation for loss of office
When they were appointed Priscilla Vacassin, Angus Porter and Tony Wyatt were granted contracts which initially entitled them to 24 month’s notice of termination of their employment. The notice required reduced by one month for each month of service to 12 month’s notice after 12 months. The applicable notice period when each of them left Abbey was 12 months and each of them received pay instead of notice pursuant to their contracts. Graeme Hardie has a similar provision in his contract. Abbey may pay an Executive Director instead of allowing them to work their notice period.
     Mark Pain had a contract that entitled him to additional payments if he was made redundant. He has now left Abbey and the figures for the compensation paid to him in respect of 2005 are included in the table of directors’ remuneration below.
Directors’ remuneration
The aggregate remuneration received by the Directors of Abbey in 2005 was:

2005
£

Salaries and fees	7,055,710
Performance-related payments	4,509,040
Other taxable benefits	14,125
Total remuneration excluding pension contributions	11,578,875
Pension contributions	–
Compensation for loss of office	771,661

These totals exclude emoluments received by Directors in respect of their primary duties as Directors or Officers of Banco Santander Central Hispano, S.A., in respect of which no apportionment has been made. Compensation in cash for loss of office was paid to one Director due to his redundancy in 2005.
Medium Term Incentive Plan
For 2005, two Executive Directors were granted conditional awards of shares in Banco Santander Central Hispano, S.A. under the Abbey National plc Medium-Term Incentive Plan for a total aggregate value of £1,222,010.
     Under the Medium-Term Incentive Plan granted on 20 October 2005, certain Executive Directors, Other Key Management Personnel and other nominated individuals were granted a conditional award of shares in Banco Santander Central Hispano, S.A. The amount of shares participants will receive at the end of a three-

Report of the Directors
Directors’ Report continued
year period depends on the performance of Abbey during this period. The performance conditions are set by the Remuneration Committee and are linked to Abbey’s three-year plan. Performance will be measured in two ways, half of the award depends on Abbey achieving an attributable profit target for the 2007 financial year, and the remainder depends on the achievement of a revenue target for the 2007 financial year.
Remuneration of Highest Paid Director
In 2005, the remuneration, excluding pension contributions, of the highest paid Director was £2,989,603 (2004: £1,375,418) of which £1,667,593 (2004: £550,167) was performance related. There was no accrued pension benefit for the highest paid Director (2004: £nil), other than that accrued by, or treated to be accrued by a Spanish subsidiary of Banco Santander Central Hispano, S.A., the parent company of Abbey.
Retirement Benefits
We provide defined-benefit pension plans to certain of our employees. See Note 43 to the Financial Statements for a description of the plans and the related costs and obligations. Retirement benefits are accruing for two directors under a defined benefit scheme (2004: two) in respect of their qualifying services to Abbey.
Non-Executive Directors
Fees were paid to Non-Executive Directors in 2005 totalling £265,438 (2004: £579,410); this amount is included above in the table of directors’ remuneration.
Directors’ interests and Related Party Transactions
In 2005 a loan was made to a member of Abbey’s Key Management Personnel, with a principal amount of £215,000 outstanding at 31 December 2005. See Note 50 and 51 to the Consolidated Financial Statements included elsewhere in this Annual Report for disclosures of deposits and investments made and insurance policies entered into by the Directors, Key Management Personnel and their connected persons with Abbey at 31 December 2005. Note 51 to the Consolidated Financial Statements also includes details of other related party transactions.
     In 2005, there were no other transactions, arrangements or agreements with Abbey or its subsidiaries in which Directors or Key Management Personnel or persons connected with them had a material interest. No Director had a material interest in any contract of significance other than a service contract with Abbey, or any of its subsidiaries, at any time during the year. No Director was interested in the shares of any company within the Group at any time during the year and no Director exercised or was granted any rights to subscribe for shares in any company within the Group. During 2005, two Directors exercised share options over shares in Banco Santander Central Hispano, S.A., the parent company of Abbey.
     Abbey seeks exemption under The Companies (Disclosure of Directors’ Interests) (Exceptions) Regulations 1985 (SI 802), not to disclose the Directors’ interests in the shares of Banco Santander Central Hispano, S.A., a company incorporated in Spain and the ultimate parent undertaking of Abbey.
Third Party Indemnities
During 2005, Abbey applied the provisions of the Companies (Audit, Investigations and Community Enterprise) Act 2004 to issue enhanced indemnities to its Directors and to directors of its associated companies against liabilities and associated costs which they could incur in the course of their duties for Abbey and its associated companies. All of the indemnities remain in force as at the date of this Annual Report and Accounts. A copy of each of the indemnities is kept at the address shown on page 69.
Employee share ownership
In recognition of the Banco Santander Central Hispano, S.A. acquisition of Abbey, all employees were given 100 free shares in Banco Santander Central Hispano, S.A. on 15 February 2005. These shares were granted using an Inland Revenue approved Share Incentive Plan (‘SIP’). The free shares will be held in trust on the employees’ behalf for a minimum of three years.
     In January 2006, Abbey introduced a Partnership Shares scheme, which also operates under the SIP umbrella. Employees will be able to invest up to a maximum of £1,500 of pre-tax salary in Banco Santander Central Hispano, S.A. shares per tax year. These shares will be held in trust on the employees’ behalf.
Pension funds
The assets of the main pension schemes are held separately from those of Abbey and are under the control of the trustees of each scheme. The four Abbey pension schemes have a common corporate trustee which, at 31 December 2005, had nine directors, comprising six Abbey appointed directors and three member-nominated directors.
     The National and Provincial Pension Fund has a different corporate trustee, the Board of which at 31 December 2005 comprised three Company appointed directors, and three member-elected directors.
     At 31 December 2005, the Scottish Mutual Assurance plc Staff Pension Scheme had six trustees, of whom four are selected by Scottish Mutual Assurance plc (two of whom are members) and two are member-elected trustees. In the case of the Scottish Provident Institution Staff Pension Fund, at 31 December 2005 there were eight trustees, of whom five (at least one of whom is a member) are selected by Scottish Provident Limited, as principal employer of the fund: the remaining three trustees are elected by the active members from their number.
     Asset management of the schemes is delegated to a number of fund managers and the trustees receive independent professional advice on the performance of the managers. Asset management of the Scottish Mutual Assurance Staff Pension Scheme is through a Trustee Investment Account invested in a range of pooled funds operated by Scottish Mutual Assurance plc.

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Directors’ Report continued
Assets (other than petty cash) of the Scottish Provident Institution Staff Pension Fund are invested in a Managed Fund policy held with Scottish Provident Limited.
     Legal advice to the trustees of the various schemes is provided by external firms of solicitors. The audits of the pension schemes are separate from that of Abbey. The audits of the Abbey pension schemes and the National and Provincial Pension Fund are undertaken by Grant Thornton UK LLP. The audits of the Scottish Mutual Assurance Staff Pension Scheme and SPI Staff Pension Fund are undertaken by KPMG LLP. Further information is provided in Note 43 to the Consolidated Financial Statements.
Market value of land and buildings
On the basis of a periodic review process, the estimated aggregate market value of the Company and its subsidiaries’ land and buildings was below the fixed asset net book value of £34m, as disclosed in Note 27 to the Financial Statements, by approximately £14m. It is considered that, except where specific provisions have been made, the land and buildings have a value in use to the Group that exceeds the estimated market value, and the net book value is not impaired.
Corporate social responsibility
Abbey is committed to being a responsible corporate citizen and to treating all those who come into contact with it in a fair and ethical manner. Abbey recognises the need to structure our approach to corporate social responsibility and to report regularly on progress. Abbey does so through its annual Corporate Social Responsibility report (‘CSR Report’), which is approved by the Board and includes information about Abbey’s ethical principles, corporate governance, treatment of employees, community involvement and its environmental policy and performance. Abbey’s previous corporate social responsibility reports can be found on the website www.aboutabbey.com>CSR and hard copies can be obtained by writing to the corporate social responsibility manager at the registered office address shown on page 69.
     The Director, Human Resources has responsibility for corporate social responsibility. Abbey aims to comply with industry standards including the Association of British Insurers disclosure guidelines on social responsibility, the Department of Trade and Industry Company Law Review and the Accounting for People Report recommendations.
     Abbey is a member of the FORGE Group, a consortium of major financial services companies that, in 2002, formalised a structured approach for the management and reporting of corporate social responsibility issues for the financial sector.
Employees
We want to be the best retail bank in the UK, which means the best for our customers to bank with, the best bank to invest in and the best bank to work for. Achieving these goals is dependant on us being able to provide a positive working experience for our employees.
     A new Employee Handbook was launched in 2005 setting out the details of key policies and procedures. This helps employees understand what they can expect from Abbey as their employer and what Abbey expects from them in return. We aim, wherever possible, to exceed our minimum statutory obligations.
     The total number of UK employees was 20,642 at 31 December 2005 (24,361 at 31 December 2004). Total employee numbers have reduced during 2005 as Abbey works to become more efficient. These reductions have been created by more effective working practices and closing of smaller sites. At all times, Abbey has adhered to its agreement with Abbey National Group Union to protect employees and reduce the anxiety that these reduction programmes can cause in the work force. Around 4,000 job roles were affected during 2005, approximately 60% of the reductions resulted from redundancy, the remainder being achieved through natural wastage and early retirement.
     Further details are given in the table below:

	At 31 December	At 31 December
	2005	2004

Total employees*	20,642	24,361
Total female employees	13,102	15,623
Total male employees	7,540	8,738
Total full-time employees	16,884	20,599
Total part-time employees	3,758	3,762
Total ethnic minority employees	1,302	1,655
Employees aged 50 and under	18,729	22,195
Employees aged over 50	1,913	2,166
Employee turnover (%)	22	22
Average days absent per employee	7	8
Total number of staff grievances (at final stage)	10	7

Training
Total number of training days	154,276	180,974
Average number of training days per employee	7	7
Average £ invested in training per employee	527	805

Health and Safety
Total number of reported accidents	275	319
Total number of accidents reported to enforcing authorities	10	20
Total number of adjustments to workplaces**	–	608
Workplace adjustments for disabled employees**	–	128

* The total number of UK employees, at 31 December 2005, on a full-time equivalent basis.
** These figures are no longer recorded centrally.

Report of the Directors
Directors’ Report continued
Equality and diversity
Abbey wants to benefit from the full range of knowledge and skills society offers. Abbey recognises, respects and values individual differences, and acknowledges the distinctive contribution that each person makes to the success of the business. Abbey’s policy “Valuing People as Individuals” sets out its approach to creating a workforce that reflects that diversity. Everyone at Abbey is selected, promoted and treated on the basis of their relevant aptitudes, abilities, and skills. Abbey wants everyone to be able to give their best and be successful. We demonstrate respect in the way we treat one another and we aim to ensure that we all understand and follow our policy relating to diversity.
     Abbey is an active member of a number of national campaigns that aim to improve opportunities for under represented groups. These include Opportunity Now, Race for Opportunity, who awarded Abbey a Silver standard benchmark for the first time in 2005, and Employers’ Forum on Disability. At a local level, Abbey is involved in a number of diversity initiatives, often in partnership with other local employers, for example, providing structured work induction programmes for ethnic minority school students and working with job brokering agencies for disabled people.
Disability
Abbey has processes in place to help recruit, develop and retain employees with disabilities. Abbey is proud to use the Employment Service “Positive about Disabled People” symbol. Abbey has a partnership agreement with the Employment Service Disability Service to provide access to work for people with disabilities. This aims to make sure that new and existing staff get the necessary aids and equipment to enable them to work effectively.
Health and Safety
Abbey believes that healthy employees working in a safe environment enhance the business and the achievement of its objectives. This is good business practice and a positive investment that protects its people, Abbey’s most valuable asset.
     Abbey’s goal of health and safety excellence is put into practice through a clear statement of our policy on health and safety at work and the development of a new Health and Safety Management System for Abbey. The Occupational Health and Safety Team provides specialist support to all employees should they fall ill or have an accident or problem that may affect their ability to work.
Well-being
Abbey believes it is important that employees are supported in taking care of their well-being. The company has developed a range of benefits to help them look after their health, most of which are free. ‘Health Wise’ helps employees to assess their lifestyle risks and develop a plan to improve their health. There is also a programme available designed to improve understanding of how to sustain a healthier lifestyle and roadshows are run in Abbey locations across the country giving practical advice and information. Gymnasiums are available in some Abbey sites and where these are not available we have negotiated discounted rates at gymnasium facilities across the country. Each year, Abbey negotiates discounted rates for employees for private health cover with a healthcare provider.
     During 2005, Abbey launched an Employee Assistance Programme (‘EAP’) as a new benefit for all our employees. The EAP is a free, confidential and impartial telephone advice service for all Abbey employees and their immediate families. The telephone service is operated by an expert third party supplier offering support on a wide range of issues.
Work-life balance
Abbey is committed to supporting individuals in achieving a reasonable balance between their home and working life. Abbey respects and understands that people have a wide range of commitments outside of work. As a result, Abbey offers a range of flexible working options, and flexible holiday arrangements which includes time off work for religious observance.
Learning and Developing
Abbey’s Learning and Development team supports Abbey’s employees and Abbey’s business by providing training and development that is effective, efficient and responsive. The team works in partnership with each business area to provide learning solutions activities where they will add the most benefit. In 2005 Abbey conducted training for a number of large organisational projects including training for the restructure of the branch network. Abbey has a learning management system to support the delivery of computer-based training ensuring flexible learning opportunities for all employees. Abbey launched a series of sales academies designed to get new joiners ready for their roles in 2005.
Performance development
Abbey wants to create a high performance culture. This means Abbey is committed to developing its employees’ ability to perform at their best. Abbey continually encourages employees to deliver better service to its customers, support each other by removing obstacles and use their talent to produce improved results.
     Abbey’s approach to performance development is simple and straightforward. Employees will understand what’s expected of them and get the right development and support to allow them to succeed. And when they’ve done this, they will be recognised and rewarded for their contribution. Employees are responsible for their performance and their manager is responsible for making sure they are clear about what they need to do to perform to their best, and for supporting them to achieve it.
Total Reward
In 2005, Abbey delivered the first phase of a ‘total reward’ strategy to standardise terms and conditions for all employees, to create consistency and fairness regardless of length of service. Work was carried out to classify roles that are operating at a similar level across the company, to give a more up-to-date and consistent way of managing reward, and four new benefits

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bands were introduced (Bands A, B, C, and D). Introducing bands will help to bring Abbey into line with other financial services companies, and make things simpler and more consistent. It also means that Abbey can better tailor how it rewards people at different levels within the organisation.
     In December 2005, Abbey communicated to employees a new range of generic benefits that included: Abbey Products, Retail Vouchers, Flexi-Holidays, Partnership Shares and Childcare Vouchers. In addition, Abbey’s approach to holiday entitlement and notice periods were standardised to more closely reflect the external market. Each employee was sent a ’You & Abbey’ pack that contained personalised information about the benefits available to their band.
Communication
Abbey wants to involve and inform employees on matters that affect them. We believe this is key to being successful and as such effective communication is vital to everything it does. Abbey publishes a magazine every other month for employees — “Read”, and almost all employees have access to the intranet — “the Net”. Abbey also uses more traditional methods of communication, such as team meetings. All these channels are designed to keep employees fully informed of news and developments which may have an impact on them, and also to keep them up to date on financial, economic and other factors which affect the company’s performance.
     It’s just as important to listen to the views of employees and Abbey asks for their opinions on a range of issues through regular departmental and company-wide opinion surveys.
Working in partnership
Abbey has over 25 years of trade union recognition through a partnership agreement with Abbey National Group Union (‘ANGU’), the independent trade union that it recognises to speak on behalf of Abbey employees. ANGU is affiliated to the Trade Union Congress and operates from its own offices in Hertfordshire. ANGU is involved in major initiatives, and Abbey consults them on significant proposals within the business. Consultation takes place at both national and local levels. Abbey holds regular relationship management meetings to make sure that communication is open and two-way.
     During 2005 Abbey’s relationship with ANGU was further strengthened by the signing of a new Joint Negotiating and Consultative Framework which was developed through a process of joint working. Abbey believes that maintaining successful partnerships with all our stakeholders is critical to Abbey achieving its goals. A key part of this is continuing to develop strong relationships with our trade union colleagues through the building of trust and respect, joint problem solving and creating an environment within which positive employee relations can flourish. The new framework sets out how Abbey’s relationship with ANGU operates through infrastructure that enables consultation on a range of issues. The framework also includes details of Abbey’s collective bargaining arrangements.
     During 2005 representatives from ANGU and Abbey’s management team attended the Santander European Works Council in Madrid to discuss pan-European employee issues.
Offshoring
Abbey carries out some operational activities, such as banking enquiries, in India. Abbey is sensitive to concerns from stakeholders about the hosting of jobs outside of the UK operation. MsourcE, its contractor in India, has a proven track record in treating employees fairly and with respect.
Customers
Abbey and its parent, Banco Santander Central Hispano, S.A., share a fundamental belief in the importance of understanding customers, particularly at a local branch level. Abbey’s business will only be successful if we understand customers’ needs and provide the right products and services to meet them.
     That is why Abbey devotes considerable time and money asking customers their views and requirements. In 2005 Abbey carried out research with around 45,000 consumers. Some of this research resulted in changes to processes and services, others in how Abbey communicates with customers.
     Creating a better banking experience for customers is a key goal, and in so doing Abbey aims to improve customer satisfaction. Critical to achieving this will be the successful implementation of the Partnenon technology platform, which will provide a more complete view of each of our customers.
     Abbey has also continued to promote a straightforward, practical and friendly rapport with customers, ensuring Abbey people have a ‘can do’ attitude and are always alert to customers’ needs and changes in the market place. Abbey wants to sell the right products to the right customers – this is the key in making sure Abbey treats customers fairly.
Financial inclusion
Part of understanding customers is knowing where, when and how Abbey can help them. Abbey has a heritage of offering people from all walks of life the opportunity to manage their finances effectively. Abbey has many initiatives that promote financial capability and, through the Abbey basic bank account, continues to provide services for people who may have difficulty in accessing mainstream banking services. Abbey also helps fund the Consumer Credit Counselling Service.
     Abbey is also committed to meeting the Disability Discrimination Act’s access to services requirements and has been working with disability groups to upgrade branches and other services to comply with this act. Customer information is also made available in alternative formats including Braille and large print, when requested.
Complaints management
Abbey’s vision for managing complaints is to actively seek and effectively manage feedback. During 2005, Abbey has focused on creating a ‘fit for purpose’, compliant, complaint handling framework that gets the basics right. In May 2005, Abbey was fined

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£800,000 by the Financial Services Authority for mishandling mortgage endowment complaints. Abbey undertook to conduct a review of all mortgage endowment complaints rejected since 1 January 2000. This review is now largely complete.
Social housing
Abbey’s specialist Social Housing Finance unit delivers long-term finance solutions to Registered Social Landlords to enable them to provide affordable housing for people in need and to undertake wider social inclusion initiatives. Registered Social Landlords (often called Housing Associations) are regulated, non-profit making, community-based organisations. Abbey’s loan commitments are currently approaching £6.0bn.
Suppliers
Abbey has in place cost management and procurement policies that explicitly promote competitive tendering and dealing with suppliers in a fair and open manner. The procurement policy requires a record of hospitality received to be maintained by each department and made available for review. Abbey reserves the right to verify the ethical standing of its suppliers as it deems appropriate.
     Abbey does not operate a single payment policy in respect of all classes of suppliers. Payment terms vary depending on the supplier and the type of spend and the supplier is made aware of these before engagement. It is Abbey’s policy to ensure payments are made in accordance with the terms and conditions agreed, except where the supplier fails to comply with those terms and conditions.
Environment
Abbey recognises its responsibility to consider the environmental issues associated with its business. Abbey’s environmental management strategy is to reduce the direct impacts of its activities, for example energy and resource use, and to manage the indirect risks associated with its main business interests.
     Abbey’s environmental policy is approved by the Board, and the Chief Risk Officer is accountable for ensuring management acts in accordance with its principles. The policy applies to all business units, covers all significant environmental impacts and risks, and provides the basis for Abbey’s environmental management system. Senior managers are responsible for ensuring compliance with the policy and risk management procedures. The policy can be viewed in full at www.aboutabbey.com>General Information>Our policies>environmental policy statement. Abbey expects its suppliers and the organisations with which it undertakes joint ventures or outsourcing operations to support it.
     Environmental risks are identified through the Operational Risk process, overseen by the Chief Risk Officer and the Risk Division. Through the risk process, environmental risks and impacts are identified and assessed, and there is opportunity to report significant environmental impacts to the Board and/or Risk Committee on a monthly basis. Abbey’s risk management process is subject to internal audit and its environmental disclosures in the Corporate Social Responsibility Report are externally verified.
     Abbey is a signatory to, and an active member of, the United Nations Environment Programme Financial Initiative.
Community
Abbey is proud of its involvement in the community and it supports a wide range of charitable projects, primarily through the Abbey Charitable Trust Limited (‘the Trust’). Abbey has built strong links with local communities, in areas where it has a large presence, through seven Community Partnership Groups. Their main role is to distribute donations from the Trust to meet the needs of their local community.

The Abbey Charitable Trust Limited supports disadvantaged people through:

>	education and training;

>	financial advice which helps people manage their money; and

>	local regeneration projects which encourage cross community partnerships.
Donations
The Abbey Charitable Trust Limited supports disadvantaged people throughout the UK. In 2005, Abbey made total cash donations of £1,556,947 (2004: £2,342,087) to a wide range of charities. This included £569,004 (2004: £586,793) by matching the amount staff raised during the year for local and national charities. The Community Partnership Groups, made up of local staff and charities, helped Abbey to focus support in those areas where Abbey has a significant staff presence.
Volunteering
Abbey believes that providing opportunities for employee volunteering brings benefits to everyone involved, including the company. Abbey co-ordinates its own Abbey schemes including a ‘Mentoring’ programme that matches Year 8 pupils (12-13 year olds) with an Abbey employee to explore career opportunities and find out about the world of work. ‘Number Partners’ uses specially designed board games to help small groups of eight- and nine-year-olds develop their number skills with the help of trained groups of volunteers from Abbey head offices. ‘Business Experts’ matches employees with specialist business skills with charities in the local area. Abbey matches an employee’s donated time on an hour-for-hour basis, up to a maximum of 35 hours per year.
     The total value of support to good causes amounted to £1,778,160 in 2005 (2004: £2,515,995). This comprised cash donations and other support given in kind, including the value of the volunteering scheme. In all, 10% of Abbey employees were involved in one of its matching schemes. These figures are collated using the London Benchmarking Group reporting model.

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Code of ethics
Abbey’s ethical policies are set out in “How we do business”. This document, which was established in 1999, and reviewed and updated by the Board in 2003, states that:

>	employees should raise concerns if they become aware that ethical polices and principles are not being followed;

>	Abbey values all employees as individuals and treats them as partners in the business;

>	Abbey treats customers fairly and delivers what it promises;

>	Abbey considers ethical and environmental concerns when investing Abbey assets;

>	Abbey is committed to adopting sound environmental management practices; and

>	Abbey expects suppliers to operate to high ethical standards.
Abbey’s ethical policies include ethical investment guidelines which are an integral part of the risk management processes for investment decision making. Procedures are also in place for employees to follow if they feel that there has been a breach of our ethical policies. “How we do business” can be read in full on the website at www.aboutabbey.com> General Information > Our Policies>how we do business.
     Abbey also complies with the applicable code of ethics regulations of the United States Securities and Exchange Commission arising from the Sarbanes-Oxley Act of 2002. Amongst other things, the Sarbanes-Oxley Act aims to protect investors by improving the accuracy and reliability of information that companies disclose. It requires companies to disclose whether they have a code of ethics that applies to the Chief Executive and senior financial officers that promotes honest and ethical conduct; full, fair, accurate, timely and understandable disclosures; compliance with applicable governmental laws, rules and regulations; prompt internal reporting of violations; and accountability for adherence to such a code of ethics. Abbey meets these requirements through “How we do business”, our whistleblowing policy, the Financial Services Authority’s Principles for Businesses, and the Financial Services Authority’s Principles and Code of Practice for Approved Persons (together, the Code of Ethics), with which the Chief Executive and senior financial officers must comply. These include requirements to manage conflicts of interest appropriately and to disclose any information the Financial Services Authority may want to know about. Abbey provides a copy of its code of ethics to anyone, free of charge, on application to the address shown on page 69.
Political contributions
No contributions were made for political purposes.
Policy and Practice on Payment of Creditors
Abbey’s practice on payment of creditors has been quantified under the terms of the Companies Act 1985 (Directors’ Report) (Statement of Payment Practice) Regulations 1997. Based on the ratio of amounts invoiced by trade creditors during the year to amounts of Abbey trade creditors at 31 December 2005, trade creditor days for Abbey were 25 (2004: 12 days). The equivalent period calculated for Abbey’s legal entities is 25 days (2004: 12 days).
Going concern
The Directors confirm that they are satisfied that Abbey and its subsidiaries have adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt a going concern basis in preparing the financial statements.
Auditors
A resolution to reappoint Deloitte & Touche LLP as auditors will be proposed at the forthcoming Annual General Meeting.
Statement of directors’ responsibilities
The directors are responsible for preparing their report and financial statements. The directors have chosen to prepare accounts for the company in accordance with International Financial Reporting Standards (‘IFRS’). Company law requires the directors to prepare such financial statements in accordance with International Financial Reporting Standards, the Companies Act 1985 and Article 4 of the International Accounting Standards Regulation.
     International Accounting Standard 1 requires that financial statements present fairly for each financial year the company’s financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board’s ‘Framework for the preparation and Presentation of Financial Statements’. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards. Directors are also required to:

>	properly select and apply accounting policies;

>	present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;

>	provide additional disclosures when compliance with the specific requirements in International Financial Reporting Standards is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial position and financial performance; and

>	prepare the accounts on a going concern basis unless, having assessed the ability of the company to continue as a going concern, management either intends to liquidate the entity or to cease trading, or have no realistic alternative but to do so.
The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of

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fraud and other irregularities and for the preparation of a directors’ report which comply with the requirements of the Companies Act 1985.
     Legislation in the United Kingdom governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions.
By order of the Board
Karen M Fortunato
Company Secretary
23 March 2006

Report of the Directors
Supervision and Regulation
European Union Directives
General
The framework for supervision of banking and financial services in the UK is largely formed by European Union Directives which are required to be implemented in member states through national legislation. Directives aim to harmonise banking and financial services regulation and supervision throughout the European Union by laying down minimum standards in key areas, and requiring member states to give mutual recognition to each other’s standards of prudential supervision. This has led to the “passport” concept enshrined in the Banking Consolidation Directive and the Investment Services Directive (soon to be replaced by the Markets in Financial Instruments Directive): that is, freedom to establish branches in, and freedom to provide cross-border services into, other European Union member states once a bank or investment firm is authorised in its “home” state. The framework for supervision of banking and financial services is also formed by European Union Regulation (for example, parts of the Markets in Financial Instruments Directive will be implemented through Regulations). Regulations apply to all Member States and benefit from direct applicability as measures are binding on a Member State as if they were national law. Significant legislative changes have been made pursuant to the European Union Financial Services Action Plan 1999-2005, which aimed to create a true single European market for financial services. The European Commission has published a white paper on Financial Services 2005-2010 which explains that, going forward, the European Union’s policy will be one of ‘dynamic consolidation’. This means that the legislation already introduced (or in the process of being introduced) under the Financial Services Action Plan will be evaluated in terms of its effectiveness and to what degree it is being implemented by the Member States.
Prudential supervision and capital adequacy
The Banking Consolidation Directive sets out minimum conditions for authorisation and the ongoing prudential supervision of banks. Minimum conditions for the authorisation and prudential supervision of investment firms are set out in the Investment Services Directive. The Banking Consolidation Directive and the Capital Adequacy Directives govern supervision of capital adequacy for both banks and investment firms in the European Union. The Capital Adequacy Directives contain detailed rules for the regulatory capital treatment of risks arising in the trading book, that is broadly, positions and securities that a UK bank or investment firm holds for proprietary trading purposes. For other (non trading) risks, the Capital Adequacy Directives refer to the Banking Consolidation Directive, which regulates the quality and proportions of different types of capital to be held by an institution, the amount of capital to be held for counterparty exposures arising outside the trading book and restrictions on exposures to an individual counterparty or group of connected counterparties. In addition, the Capital Adequacy Directives and the Banking Consolidation Directive require consolidated supervision of financial groups; these requirements have recently been enhanced by the Financial Group’s Directive.
     The Banking Consolidation Directive and the Capital Adequacy Directive will be replaced by the Capital Requirements Directive (the ’CRD’) from 1 January 2007 onwards. The CRD was passed through its first reading by the Council of Ministers and the European Parliament on 27 October 2005. Low level details will now be presented to the expert committees (comitology) who will report back to the Council by the end of the first quarter 2006. The CRD proposes a staggered implementation date from 1 January 2007 for basic and intermediate approaches and from 1 January 2008 for more advanced approaches. The CRD reflects the implementation of the Basel 2 Accord, as published by the Basel Committee on Banking Supervision on 26 June 2004.
     The Basel 2 Accord promotes more risk sensitive approaches to the determination of minimum regulatory capital requirements which would further strengthen the soundness and stability of the international banking system. Banks will be able to choose between three levels of sophistication to calculate regulatory capital for credit and operational risk and this will change the way that many banks evaluate, measure and report capital adequacy. To ensure that the most appropriate approaches are being used, banks are incentivised to move to the more sophisticated methods by a reduction in the regulatory capital charge. All major UK banks are in the process of implementing their solutions and applications, to ensure they comply with the requirements of the Basel Accord. Under the current timetable, the new Accord will become fully effective at the end of 2007.
     Pursuant to the CRD, supervision on a consolidated basis for the Santander group (including Abbey as a subsidiary) will be the responsibility of the home country supervisor of Banco Santander Central Hispano, S.A., Banco de España. The host supervisor (in the case of Abbey, the Financial Services Authority) has responsibility for regulating the host entity but this will require written coordination and cooperation arrangements to be in place between the home and the host regulator. At this stage, the details of the home and host arrangements have not been finalised by the two regulators although Abbey understands that the Financial Services Authority will be responsible for the review of the Basel 2 implementation.
     In the UK, the Financial Services Authority will implement the CRD through the Financial Services Authority Handbook and this will include additional requirements in those areas where national discretions are permitted and where specific national interpretation is required. Abbey’s application to apply Basel 2 models will be submitted to Banco de España and the question of which set of national discretions should apply is yet to be finalised between Banco de España and the Financial Services Authority.
     Abbey intends to implement for credit risk the Internal Ratings Based approach for Core Retail and the Advanced Internal Ratings Based approach for Financial Markets in line with the Basel 2 implementation within Santander from 1 January 2008. For Operational Risk, Abbey intends to adopt the Standardised Approach, which will be implemented from the end of 2006, moving to the Advanced Measurement Approach when appropriate.
     Abbey has established a bank-wide program to manage the changes required to ensure compliance with the Basel 2 requirements.
UK regulations
General
The Financial Services Authority is the single statutory regulator responsible for regulating deposit taking, mortgages, insurance and investment business pursuant to the Financial Services and Markets Act 2000. It is a criminal offence for any person to carry

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on any of the activities regulated under this Act in the UK by way of business unless that person is authorised by the Financial Services Authority or falls under an exemption.
     The Financial Services Authority has authorised Abbey, as well as some of its subsidiaries, to carry on certain regulated activities. The regulated activities they are authorised to engage in, depends upon permissions granted by the Financial Services Authority. The main permitted activities of Abbey and its subsidiaries are listed below:
Mortgages
Lending secured on land (at least 40% of which is used as a dwelling by an individual borrower or relative) is regulated by the Financial Services Authority. Abbey is authorised to enter into, advise and arrange regulated mortgage contracts.
Banking
Deposit taking is a regulated activity that requires a firm to be authorised and supervised by the Financial Services Authority.
     Abbey has permission to carry on deposit taking, as do several of its subsidiaries, including Abbey National Treasury Services plc and Cater Allen Limited.
Insurance
UK banking groups may provide insurance services through other group companies. Insurance business in the UK is divided between two main categories: long-term assurance (whole life, endowments, life insurance investment bonds) and general insurance (building and contents cover, motor insurance). Under the Financial Services and Markets Act 2000, effecting or carrying out any contract of insurance, whether general or long-term, is a regulated activity requiring authorisation. This includes life insurance mediation, which has been subject to regulation for many years.
     In addition, broking of long-term insurance (for example, critical illness) and general insurance mediation became subject to regulation by the Financial Services Authority more recently (October 2004 and January 2005, respectively).
     Abbey has a number of subsidiaries which are authorised by the Financial Services Authority to effect contracts of insurance. Abbey also acts as a broker, receiving commissions for the policies arranged.
Investment business
Investment business such as dealing in, arranging deals in, managing and giving investment advice in respect of most types of securities and other investments, including options, futures and contracts for differences (which would include interest rate and currency swaps) and long-term assurance contracts are all regulated activities under the Financial Services and Markets Act and require authorisation by the Financial Services Authority.
     Abbey and a number of its subsidiaries have permission to engage in a wide range of wholesale and retail investment businesses including selling certain life assurance and pension products, unit trust products and Individual Savings Accounts (tax exempt saving products) and providing certain retail equity products and services.
Financial Services Authority conduct of business rules
The Financial Services Authority conduct of business rules apply to every authorised firm carrying on regulated activities and regulate the day-to-day conduct of business standards to be observed by authorised firms in carrying on those activities.
     The conduct of business rules prescribe rules in a number of areas, including those relating to the circumstances and manner in which authorised firms may communicate and approve financial promotions, which are communications in the course of business that constitute invitations or inducements to engage in investment activity.
The Financial Services Compensation Scheme
The Financial Services Compensation Scheme covers claims against authorised firms (or any participating European Economic Area firms) where they are unable, or likely to be unable, to pay claims against them. The Financial Services Compensation Scheme covers the following:
Deposits: up to £31,700 per person (100% of the first £2,000 and 90% of the next £33,000). The Scheme is triggered when an authorized deposit taker (such as a bank, building society or credit union) is unable, or likely to be unable, to repay its depositors.
Investments: up to £48,000 per person (100% of the first £30,000 and 90% of the next £20,000). The scheme provides protection if an authorised firm is unable to pay claims against it. Investments covered include stocks and shares, unit trusts, futures and options;
Mortgage advice and arranging: the scheme will pay up to £48,000 (100% of the first £30,000 and 90% of the next £20,000) for claims against authorised mortgage firms that are unable to pay claims against them.
Long-term insurance (pensions and life assurances) firms: unlimited, 100% of the first £2,000 plus 90% of the remainder of the claim. Policyholder protection is triggered if an authorised insurer is unable, or likely to be unable, to meet claims against it, for example if it has been placed in provisional liquidation or administration.
General insurance firms: Compulsory insurance (third party motor): unlimited, 100% of the claim; non-compulsory insurance (home and general): unlimited, 100% of the first £2,000 plus 90% of the remainder of the claim. Policyholder protection is triggered if an authorised insurer is unable, or likely to be unable, to meet claims against it, for example if it has been placed in provisional liquidation or administration.
General insurance advice and arranging: unlimited, comprising 100% of the first £2,000 plus 90% of the remainder of the claim. Compulsory insurance is protected in full.

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Supervision and Regulation continued
Data protection
The UK Data Protection Act 1998 places obligations on those who hold and use personal information and gives rights to the subjects of that information. Anyone processing information in the UK must notify the Information Commissioner of their processing activities, unless their processing is exempt. The Information Commissioner maintains a public register of these notifications, which must be renewed on an annual basis. Anyone processing personal information must comply with the Data Protection Act’s eight enforceable principles which lay down good information handling practices. They also give individuals a number of rights including the right to find out what information is held about them, the right to have incorrect data amended and the right to object to direct marketing.
Other main relevant legislation
The Consumer Credit Act 1974 regulates most loans up to £25,000 to consumers, both secured (but excluding secured loans regulated by the Financial Services Authority) and unsecured and associated credit broking.
The Unfair Terms in Consumer Contracts Regulations 1999, apply to certain contracts for goods and services entered into with consumers. The main effect of the Regulations is that a contractual term covered by the Regulations which is “unfair” will not be enforceable against a consumer. The Regulations contain an indicative list of unfair terms. These Regulations apply to all Abbey’s products.
Current and future developments
Payment Systems
Since 2003, the Office of Fair Trading has been given an enhanced role in payments systems for a period of four years. Following this period, the Government will review competition in the industry and may consider legislation. In March 2004, the Office of Fair Trading Payments Systems Task Force was established to consider issues relating to competition, efficiency and innovation in the UK’s payments systems. The Task Force brings together payments industry, retail, consumer and government representatives with an interest in payments systems. The initial focus is on a faster electronic payments scheme for the UK that is intended to speed up bill payments initiated by telephone and internet channels and standing orders. This scheme should be operational from November 2007.
     Other issues to be addressed include cheques, governance and access, industry co-operation, European developments (including the Directive on Payments Services discussed further below), pricing and transparency.
Consumer Credit Bill
The bill will amend the Consumer Credit Act 1974 (see above). It is expected to be enacted in April 2006, with commencement in April 2007. It will remove the £25,000 limit so the Consumer Credit Act will apply to all loans, with exemptions for certain business loans and loans to high net worth individuals. The bill also introduces sweeping changes relating to the provision of statements for fixed sum credit, new provisions relating to unfair relationships, increased powers for the Office of Fair Trading, a new licensing regime, and various new notices to be provided when the borrower is in arrears.
Pensions A Day
The rules and regulations covering UK pensions will be radically altered from 6 April 2006. From this date, commonly referred to as ‘A Day’, the eight different layers of legislation covering UK pensions will be replaced by one new set of guidelines which apply to all registered pension schemes. The main changes will affect the rules relating to pension contributions, benefits, the minimum retirement age, retirement and income withdrawal, death benefits and multi scheme membership and scheme registration.
Treating Customers Fairly
Treating Customers Fairly is a Financial Services Authority initiative. The overall aim is to ensure that firms meet the requirements of Principle 6 of the Financial Services Authority Principles for Business — to “pay due regard to the interests of its customers and treat them fairly”.
     The Financial Services Authority has said that it expects firms, and their senior management, to consider the implications of Treating Customers Fairly for their business and to take steps to tackle any shortfalls, which they identify as a result.
Helping Consumers Achieve a Fair Deal
The Financial Services Authority has proposed new product disclosure requirements for investment products that are expected to come into force in the second half of 2006.
     The Financial Services Authority hope that increased public understanding and awareness at the point of sale for investment products will deliver more capable and confident consumers who will be better equipped to manage their financial affairs successfully, exercise a greater influence in the retail market and be less susceptible to misselling.
European Union developments
There are a number of proposals emanating from the European Union, which will affect the UK financial services industry in due course.
     These include proposals for a new Consumer Credit Directive, a directive on Unfair Commercial Practices and implementing measures for the Markets in Financial Instruments Directive. There have also been a number of measures which are aimed at facilitating the provision of financial services across borders by use of e-commerce.

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Supervision and Regulation continued
Markets in Financial Instruments Directive (MiFID)
The Markets in Financial Instruments Directive also known as ‘MiFID’, was formally adopted by the European Council of Ministers on 21 April 2004 with an original implementation date of April 2006. In light of the significant changes that MiFID will require Member States and industry to make before and during the implementation process, the European Commission has proposed to defer the deadline for effective application of MiFID until 1 November 2007.
     MiFID applies to all investment firms including securities and futures firms, investment banks and retail banks, brokers, asset managers, hedge funds and securities issuers.
     MiFID broadens the scope of the European passport to cover additional activities and financial instruments and is expected to bring about significant changes to the Financial Services Authority Handbook.
Directive on Payments Services
A key objective within the European Union’s Financial Services Action Plan is to create an integrated system for payments in Europe and the Directive on Payments Services was published in December 2005. It is proposed that this will involve creating a new authorisation regime for “payment institutions” as well as imposing regulations as to transparency and execution of payment orders.
Credit Agreements for Consumers Directive
The key aim of the proposed directive is to promote a single market for consumer credit. The proposed directive applies to unsecured credit for amounts up to €50,000 and sets out requirements for pre-contractual and contractual information to be supplied to consumers, a right on the part of consumers to withdraw from a credit agreement within 14 days and a less onerous regime for overdrafts.
Unfair Commercial Practices Directive
The expected date of implementation of this directive is 12 December 2007. The directive aims to harmonise the principles of consumer protection law across the European Union. Companies will be permitted to advertise and market in all European Union countries, provided they comply with the requirements of their country of origin. The Financial Services Authority has indicated that it considers that the Financial Services Authority Handbook already prohibits unfair commercial practices in marketing and advertising, so they intend to make only minimal changes to existing rules in order to comply with this directive.
Transparency Directive
The expected implementation date of this directive is 20 January 2007. The purpose of the directive is to improve the efficiency, openness and integrity of the European capital markets and thus attracts investors to the European market place. It places increased obligations on securities issuers to disclose financial information to the public, including a half yearly condensed financial report & update to the annual management report. It also introduces requirements in relation to the disclosure of changes to issuers’ shareholding structure.
Third Money Laundering Directive
The expected implementation of this directive is 15 August 2007. This directive is designed to strengthen the fight against money laundering and terrorist financing. Provisions include identity checks on customers opening accounts (so that accounts cannot be held anonymously), checks applicable to any transaction over €15,000 and penalties for failure to report suspicious transactions to national financial intelligence units.

Financial Statements
Contents to Financial Statements

Financial Statements
84	Independent Auditors’ Report
85	Consolidated Income Statement for the years ended 31 December 2005 and 2004
86	Consolidated Balance Sheet as at 31 December 2005 and 2004
87	Consolidated Statement of Recognised Income and Expense for the years ended 31 December 2005 and 2004
87	Consolidated Cash Flow Statement for the years ended 31 December 2005 and 2004
88	Company Balance Sheet as at 31 December 2005 and 2004
90	Accounting Policies
102	Notes to the Financial Statements

Financial Statements
Independent Auditor’s Report to the Member of Abbey National plc
We have audited the group and individual company financial statements (the “financial statements”) of Abbey National plc for the year ended 31 December 2005 which comprise Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Statement of Recognised Income and Expense, the Consolidated Cash Flow Statement, the Company Balance Sheet, the Company Statement of Recognised Income and Expense, the Company Cash Flow Statement, the statement of accounting policies and the related notes 1 to 54. These financial statements have been prepared under the accounting policies set out therein.
     This report is made solely to the company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.
Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the annual report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted for use in the European Union are set out in the statement of directors’ responsibilities.
We report to you our opinion as to whether the financial statements give a true and fair view in accordance with the relevant financial reporting framework and whether the financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We report to you if, in our opinion, the directors’ report is not consistent with the financial statements. We also report to you if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.
We read the directors’ report and the other information contained in the annual report and we consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.
Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.
We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.
Opinion
In our opinion:
>	the group financial statements give a true and fair view, in accordance with IFRSs as adopted for use in the European Union, of the state of the group’s affairs as at 31 December 2005 and of its profit for the year then ended;

>	the individual company financial statements give a true and fair view, in accordance with IFRSs as adopted for use in the European Union as applied in accordance with the requirements of the Companies Act 1985, of the state of the individual company’s affairs as at 31 December 2005; and

>	the financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
23 March 2006

Financial Statements
Consolidated Income Statement
For the years ended 31 December 2005 and 2004

		2005	2004
	Notes	£m	£m

Interest and similar income	2	5,457	5,637
Interest expense and similar charges	2	(4,250)	(4,174)

Net interest income		1,207	1,463

Fee and commission income	3	759	653
Fee and commission expense	3	(107)	(115)

Net fee and commission income		652	538
Dividend income	4	1	1
Net earned life assurance premiums		1,224	750
Net trading income	5	3,124	846
Other operating income	6	215	341

Total operating income		6,423	3,939

Net life assurance claims incurred and movement in policyholder liabilities		(3,683)	(1,094)

Total income net of insurance claims		2,740	2,845

Administration expenses	7	(1,724)	(2,221)
Depreciation and amortisation	8	(199)	(547)

Total operating expenses		(1,923)	(2,768)
Impairment (losses)/recoveries on loans and advances	10	(218)	55
Impairment recoveries on fixed asset investments		—	80
Provisions for other liabilities and charges		(3)	(233)

Operating profit/(loss)		596	(21)
Share of profit of associates		–	–

Profit/(loss) before tax		596	(21)
Taxation expense	11	(176)	(33)

Profit/(loss) for the year		420	(54)

Attributable to:
Equity holders of the company		420	(54)
Minority interest		–	–

The notes on pages 90 to 164 are an integral part of these consolidated financial statements.

Financial Statements
Consolidated Balance Sheet
As at 31 December 2005 and 2004

		2005	2004
	Notes	£m	£m

Assets
Cash and balances at central banks	13	991	454
Trading assets	14	58,231	–
Derivative financial instruments	15	11,855	2,377
Financial assets designated at fair value	16	30,597	–
Loans and advances to banks	17	444	11,751
Loans and advances to customers	18	95,467	109,416
Debt securities	19	–	37,010
Equity securities and other variable yield securities	20	–	10,792
Available for sale securities	22	13	–
Investment in associated undertakings	24	24	25
Intangible assets	25	171	175
Value of in force business	26	1,721	1,844
Property, plant and equipment	27	314	262
Operating lease assets	28	2,172	2,275
Investment property	29	–	1,228
Current tax assets		235	242
Deferred tax assets	30	796	501
Other assets	31	4,003	6,381

Total assets		207,034	184,733

Deposits by banks	32	5,617	18,412
Customer accounts	33	65,889	78,660
Derivative financial instruments	15	11,264	3,665
Trading liabilities	34	52,664	–
Financial liabilities designated at fair value	35	7,948	–
Debt securities in issue	36	21,276	37,067
Other borrowed funds	37	2,244	722
Subordinated liabilities	38	6,205	5,484
Insurance and reinsurance liabilities	39	21,501	24,923
Macro hedge of interest rate risk		13	–
Other liabilities	40	3,190	8,844
Investment contract liabilities	41	3,306	–
Other provisions	42	253	302
Current tax liabilities		288	161
Deferred tax liabilities	30	886	1,064
Retirement benefit obligations	43	1,380	1,197
Minority interests – non-equity		–	512

Total liabilities		203,924	181,013

Share capital	45	148	473
Share premium account	45	1,857	2,164
Retained earnings	46	1,105	1,083

Total shareholders equity		3,110	3,720

Total liabilities and equity		207,034	184,733

The Financial Statements on pages 85 to 164 were approved by the board on 23 March 2006 and signed on its behalf by:
Nathan Bostock
Executive Director,
Finance and Markets

Financial Statements
Consolidated Statement of Recognised Income and Expense
For the years ended 31 December 2005 and 2004

		2005	2004
	Notes	£m	£m

Exchange differences on translation of foreign operations		3	(2)
Actuarial gains and losses on defined benefit pension plans		(154)	(70)
Tax on items taken directly to equity		46	21

Net loss recognised directly in equity		(105)	(51)
Profit/ (loss) for the period		420	(54)

Total recognised income and expense for the period		315	(105)

Effect of changes in accounting policy
IFRS transition adjustments at 1 January 2005:
Retained earnings	54	(293)	–

		22	(105)

Attributable to:
Equity holders of the parent		22	(105)
Minority interest		–	–

		22	(105)

Consolidated Cash Flow Statement
For the years ended 31 December 2005 and 2004

		2005	2004
	Notes	£m	£m

Net cash flow from/(used in) operating activities
Profit before tax		596	(21)
Adjustments for:
Non cash items included in net profit		92	(180)
Change in operating assets		(10,056)	(677)
Change in operating liabilities		4,270	(3,941)
Income taxes paid		(132)	(12)

Net cash flow from/(used in) operating activities	47	(5,230)	(4,831)

Cash flows from/(used in) investing activities
Disposal of subsidiaries, net of cash disposed		845	3,180
Purchase of tangible and intangible fixed assets		(329)	(155)
Proceeds from tangible and intangible fixed assets		190	240
Proceeds from sale of investment properties		1,332	72
Purchase of non-dealing securities		(2)	(2,237)
Proceeds from sale and redemption of non-dealing securities		–	3,031

Net cash flow from/(used in) investing activities		2,036	4,131

Cash flows from/(used in) financing activities
Issue of ordinary share capital		–	13
Issue of loan capital		554	–
Repayment of loan capital		(458)	(813)
Dividends paid		–	(697)

Net cash flows from/(used in) financing activities		96	(1,497)

Net increase/(decrease) in cash and cash equivalents		(3,098)	(2,197)

Cash and cash equivalents at beginning of the period		11,259	14,089
Effects of exchange rate changes on cash and cash equivalents		80	(633)

Cash and cash equivalents at the end of the period		8,241	11,259

The notes on pages 90 to 164 are an integral part of these consolidated financial statements.

Financial Statements
Company Balance Sheet
As at 31 December 2005 and 2004

		2005	2004
	Notes	£m	£m

Assets
Cash and balances at central banks	13	370	443
Derivative financial instruments	15	1,227	–
Financial assets designated at fair value	16	790	–
Loans and advances to banks	17	33,009	23,605
Loans and advances to customers	18	95,230	79,860
Available for sale securities	22	272	–
Debt securities	19	–	405
Equity securities and other variable yield securities	20	–	1
Investment in associated undertakings	24	24	19
Investment in subsidiary undertakings	23	8,690	8,250
Property, plant and equipment	27	298	231
Current tax asset		235	242
Deferred tax assets	30	702	494
Other assets	31	553	1,505

Total assets		141,400	115,055

Deposits by banks	32	48,267	35,697
Customer accounts	33	79,288	65,910
Derivative financial instruments	15	623	–
Debt securities in issue	36	4	4
Other borrowed funds	37	1,452	722
Subordinated liabilities	38	6,477	5,674
Macro hedge of interest rate risk		13	–
Other liabilities	40	814	2,407
Other provisions	42	202	237
Current tax liabilities		112	57
Retirement benefit obligations	43	1,240	1,060

Total liabilities		138,492	111,768

Share capital	45	148	473
Share premium account	45	1,857	2,164
Retained earnings	46	903	650

Total shareholders equity		2,908	3,287

Total liabilities and equity		141,400	115,055

The notes on pages 90 to 164 are an integral part of these consolidated financial statements.
The Financial Statements on pages 85 to 164 were approved by the board on 23 March 2006 and signed on its behalf by:
Nathan Bostock
Executive Director,
Finance and Markets

Financial Statements
Company Statement of Recognised Income and Expense
For the years ended 31 December 2005 and 2004

		2005	2004
	Notes	£m	£m

Actuarial gains and losses on defined benefit pension plans		(152)	(49)
Tax on items taken directly to equity		46	15

Net loss recognised directly in equity		(106)	(34)
Profit/ (loss) for the period		691	(284)

Total recognised income and expense for the period		585	(318)
Effect of changes in accounting policy
IFRS transition adjustments at 1 January 2005:
Retained earnings	54	(332)	–

		253	(318)

Attributable to:
Equity holders of the parent		253	(318)
Minority interest		–	–

		253	(318)

Company Cash Flow Statement
For the years ended 31 December 2005 and 2004

		2005	2004
	Notes	£m	£m

Net cash flow from/(used in) operating activities
Profit before tax		699	(490)
Adjustments for:
Non cash items included in net profit		(121)	34
Change in operating assets		(7,715)	(4,388)
Change in operating liabilities		1,315	9,399
Income taxes paid		(8)	2

Net cash flow from/(used in) operating activities	47	(5,830)	4,557

Cash flows from/(used in) investing activities
Disposal of subsidiaries, net of cash disposed		–	875
Purchase of tangible and intangible fixed assets		(185)	(83)
Proceeds from tangible and intangible fixed assets		56	52
Purchase of non-dealing securities		(3)	–
Proceeds from sale and redemption of non-dealing securities		178	152

Net cash flow from/(used in) investing activities		46	996

Cash flows from/(used in) financing activities
Issue of ordinary share capital		–	8
Issue of preference share capital		–	2
Issue of loan capital		554	(571)
Repayment of loan capital		(458)	(301)
Dividends paid		–	(699)

Net cash flows from/(used in) financing activities		96	(1,561)

Net increase/(decrease) in cash and cash equivalents		(5,688)	3,992

Cash and cash equivalents at beginning of the period		(9,518)	(13,346)
Effects of exchange rate changes on cash and cash equivalents		122	(164)

Cash and cash equivalents at the end of the period		(15,084)	(9,518)

The notes on pages 90 to 164 are an integral part of these consolidated financial statements.

Financial Statements
Accounting Policies
International Financial Reporting Standards
The Consolidated Financial Statements have, for the first time, been prepared in accordance with International Financial Reporting Standards (“IFRS”) as approved by the International Accounting Standards Board (“IASB”), interpretations issued by the International Financial Reporting Interpretations Committee of the IASB that, under European Regulations, are effective or available for early adoption at the Group’s first reporting date under IFRS. The Group, in addition to complying with its legal obligation to comply with IFRS as adopted for use in European Union, has also complied with IFRS as issued by the IASB. The date of transition to IFRS for the Group and the date of its opening IFRS balance sheet was 1 January 2004. On initial adoption of IFRS, the Group applied the following exemptions from the requirements of IFRS and from their retrospective application as permitted by IFRS 1 “First-time Adoption of International Financial Reporting Standards” (IFRS 1).
a)	Business Combinations – the Group has applied IFRS 3 “Business Combinations” to business combinations that occurred on or after 1 January 2004. Business combinations before that date have not been restated. Under previous GAAP (“UK GAAP”), goodwill arising on acquisitions after 1 October 1998 was capitalised and amortised over its estimated useful economic life. Goodwill arising on acquisitions before 1 October 1998 was deducted from equity.
b)	Cumulative foreign currency difference – The Group has brought forward a nil opening balance on the cumulative foreign currency translation adjustment arising from the retranslation of foreign operations, which is shown as a separate item in shareholders’ equity at the date of transition in accordance with IAS 21 “The Effects of changes in Foreign Exchange Rates”.
c)	Implementation of IAS 32, IAS 39 and IFRS 4 (incorporating the adoption of FRS 27 “Life Assurance”) – As allowed by IFRS 1, the Group has not restated its 2004 consolidated income statements and balance sheets from UK GAAP to comply with IAS 32, IAS 39 and IFRS 4.
d)	The Group has decided to early adopt IFRS 7 “Financial Instruments: Disclosures” and the related amendments to IAS 1 “Presentation to Financial Statements” and has taken advantage of the exemption therein from presenting certain comparative information. Disclosures required by IFRS 7 relating to the nature and extent of risks arising from financial instruments may be found in the “Risk Management” section of the Business and Financial Review on pages 52 to 66, which form part of these financial statements.
e)	The Group has also decided to early adopt the amendment to IAS 19 “Employee Benefits- Actuarial Gains and Losses Group Plans and Disclosures”
f)	The Group has adopted IFRS 5 “Non-current assets held for sale and Discontinued Operations” prospectively from 1 January 2005 and has elected not to restate comparatives.
At the date of authorization of these financial statements, it’s the Directors’ view that none of the Standards and Interpretations in issue, but not yet effective will have any material impact on the financial statements of the group in future.
Consolidation
a) Subsidiaries
Subsidiaries, which are those companies and other entities (including Special Purpose Entities) over which the Group, directly or indirectly, has power to govern the financial and operating policies, are consolidated. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity.
     Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the tangible and intangible assets of the subsidiary acquired is recorded as goodwill. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless the cost cannot be recovered.
     The accounting reference date of the Company and its subsidiary undertakings is 31 December, with the exception of those leasing, investment, insurance and funding companies which, because of commercial considerations, have various accounting reference dates. The financial statements of these subsidiaries have been consolidated on the basis of interim financial statements for the period to 31 December.
b) Associates and joint ventures
Investments in associates and joint ventures are accounted for by the equity method of accounting and are initially recognised at cost. Under this method, the Group’s share of the post-acquisition profits or losses of associates is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment.
     Associates are entities in which the Group has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group’s investment in associates includes goodwill on acquisition. When the Group’s share of losses in an associate equals or exceeds its interest in the associate the Group does not recognise further losses unless the Group has incurred obligations or made payments on behalf of the associates.
     Joint ventures are based on contractual arrangements where two or more entities carry out an economic activity that is subject to joint control.

Financial Statements
Accounting Policies continued
Foreign currency translation
Items included in the financial statements of each entity of the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (“the functional currency”). The consolidated financial statements are presented in Pounds Sterling, which is the functional currency of the parent.
     Income statements and cash flows of foreign entities are translated into the Group’s reporting currency at average exchange rates for the year and their balance sheets are translated at the exchange rates ruling on 31 December. Exchange differences arising from the translation of the net investment in foreign entities are taken to shareholders’ equity. When a foreign entity is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.
     Foreign currency transactions are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.
Revenue recognition
(a) Interest Income and Expense
Interest income on financial assets that are classified as loans and receivables or available for sale and interest expense on financial liabilities other than those at fair value through profit and loss is determined using the effective interest method. The effective interest rate is the rate that discounts the estimated future cash payments or receipts over the expected life of the instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the future cash flows are estimated after considering all the contractual terms of the instrument but not future credit losses. The calculation includes all amounts paid or received by the Group that are an integral part of the overall return, direct incremental transaction costs related to the acquisition, issue or disposal of a financial instrument and all other premiums or discounts.
(b) Fee and commissions income
Fees and commissions, which are not an integral part of the effective interest rate are generally recognised when the service has been provided. For the asset management operations, fee and commission income consists principally of investment management fees, distribution fees from mutual funds, commission revenue from the sale of mutual fund shares and transfer agent fees for shareholder record keeping. Revenue from investment management fees, distribution fees and transfer agent fees is recognised as earned when the service has been provided.
     Portfolio and other management advisory and service fees are recognised based on the applicable service contracts. Asset management fees related to investment funds are recognised rateably over the period the service is provided. The same principle is applied for wealth management, financial planning and custody services that are continuously provided over an extended period of time.
(c) Financial assets and liabilities held at fair value
Financial assets and liabilities held for trading and financial assets and financial liabilities designated as fair value through profit or loss, are recorded at fair value. Changes in fair value of assets and liabilities held for trading are recognised in the income statement as net trading income together with dividends and interest receivable and payable. Changes in fair value of assets and liabilities designated as fair value through profit or loss are recognised in the income statement as net trading income together with dividends and interest receivable and payable.
Pensions and other post retirement benefits
Group companies have various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds as determined by periodic actuarial calculations. A defined benefit plan is a pension plan that defines an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods.
     The liability recognised in respect of defined benefit pension plans, is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. Full actuarial valuations of the Group’s principal defined benefit schemes are carried out every year. The present value of the defined benefit obligation is determined by the estimated future cash outflows using interest rates of government securities, which have terms to maturity approximating the terms of the related liability.
     The Group’s income statement includes the current service cost of providing pension benefits, the expected return on schemes’ assets net of expected administration costs, and the interest cost on the schemes’ liabilities. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are taken directly to reserves and recognised in the statement of recognised income and expense. Past-service costs are charged immediately to the income statement, unless the changes are conditional on the employees remaining in service for a specified period of time, the vesting period. In this case, the past-service costs are amortised on a straight-line basis over the vesting period.
     For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the Group has no further payment

Financial Statements
Accounting Policies continued
obligations. The regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs.
Share based payments
The Group engages in cash settled share based payment transactions in respect of services received from certain of its employees. Shares of the Group’s parent, Banco Santander Central Hispano, S.A are purchased in the open market to satisfy share options as they vest. Prior to the acquisition of Abbey by Banco Santander Central Hispano, S.A, share options were satisfied by issue of new Abbey shares. These options were accounted for as equity settled share based payments. The fair value of the services received is measured by reference to the fair value of the shares or share options initially on the date of the grant and then subsequently at each reporting date. The cost of the employee services received in respect of the shares or share options granted is recognised in the income statement over the period that the services are received, which is the vesting period. The fair value of the options granted is determined using option pricing models, which take into account the exercise price of the option, the current share price, the risk free interest rate, the expected volatility of the Banco Santander Central Hispano, S.A. share price over the life of the option and other relevant factors. Except for those which include terms related to market conditions, vesting conditions included in the terms of the grant are not taken into account in estimating fair value. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee service so that ultimately, the amount recognised in the income statement reflects the number of vested shares or share options. Where vesting conditions are related to market conditions, the charges for the services received are recognised regardless of whether or not the market related vesting conditions are met, provided that the non-market vesting conditions are met.
Goodwill and other intangible assets
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on the acquisition of subsidiaries is included in “intangible assets”. Goodwill on acquisitions of associates is included in “investment in associates”. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
     Other intangible assets are recognised if they arise from contracted or other legal rights or if they are capable of being separated or divided from the Group and sold, transferred, licensed, rented or exchanged. The value of such intangible assets is amortised on a straight line basis over the useful economic life of the assets in question which ranges from 12 to 20 years.
Property, plant and equipment
Property, plant and equipment, includes owner-occupied properties, office fixtures and equipment and computer software. Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. Items of property, plant and equipment are reviewed for indications of impairment at each reporting date. Gains and losses on disposal of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit reported as other operating expenses. Repairs and renewals are charged to the income statement when the expenditure is incurred.
     Software development costs are capitalised when they are associated with identifiable and unique software products that are expected to provide economic benefits and the cost of these products can be measured reliably. Internally developed software meeting these criteria and externally purchased software are classified in property, plant and equipment on the balance sheet. Costs associated with maintaining software programmes are expensed as incurred.
     Classes of property, plant and equipment are depreciated on a straight-line basis over their useful life as follows:

Owner-occupied properties	Not exceeding 40 years
Office fixtures and equipment	3 to 8 years
Computer software	3 to 5 years

Financial assets
The Group classifies its financial assets in the following categories: financial assets at fair value through profit and loss account; loans and receivables and available-for-sale financial assets. Management determines the classification of its investments at initial recognition.
(a) Financial assets at fair value through the profit and loss
Financial assets are classified as fair value through profit or loss if they are either held for trading or otherwise designated at fair value through profit or loss on initial recognition. A financial asset is classified as held for trading if it is a derivative or it is acquired principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking.
     In certain circumstances financial assets other than those that are held for trading are designated at fair value through profit or loss where this results in more relevant information because it significantly reduces a measurement inconsistency that

Financial Statements
Accounting Policies continued
would otherwise arise from measuring assets or recognising the gains or losses on them on a different basis, or where a financial asset contains one or more embedded derivatives which are not closely related to the host contract.
(b) Loans and Receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments and which are not classified as available for sale. They arise when the Group provides money or services directly to a customer with no intention of trading the loan. Loans and receivables are initially recognised at fair value including direct and incremental transaction costs. They are subsequently valued at amortised cost, using the effective interest method. They are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all of the risks and rewards of ownership.
(c) Available for sale
Available for sale investments are non-derivative financial investments that are designated as available for sale and are not categorised into any of the other categories described above. They are initially recognised at fair value including direct and incremental transaction costs. They are subsequently held at fair value. Gains and losses arising from changes in fair value are included as a separate component of equity until sale when the cumulative gain or loss is transferred to the income statement. Interest is determined using the effective interest method. Income on investments in equity shares and other similar interests is recognised as and when dividends are declared and interest is accrued. These amounts are recorded in the income statement. Impairment losses and foreign exchange translation differences on monetary items are recognised in the income statement. The investments are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all the risks and rewards of ownership.
Regular way purchases of financial assets classified as loans and receivables are recognised on settlement date; all other regular way purchases are recognised on trade date.
     The assets are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all the risks and rewards of ownership.
Offsetting financial assets and liabilities
Financial assets and liabilities including derivatives are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.
Sale and repurchase agreements (Including stock lending and borrowing)
Securities sold subject to a linked repurchase agreement (‘repos’) are retained in the financial statements as trading securities and the counterparty liability is included in amounts “Deposits by banks” or “Customer accounts” as appropriate. Securities purchased under agreements to resell (‘reverse repos’) are recorded as “Loans and advances to banks” or “Loans and advances to customers” as appropriate. The difference between the sale and repurchase price is treated as trading income in the income statement. Securities lent to counterparties collateralised by cash are also retained in the financial statements.
     Securities borrowing and lending transactions collateralised with other securities are not recognised in the balance sheet.
Derivative financial instruments
Transactions are undertaken in derivative financial instruments, (derivatives), which include interest rate swaps, cross-currency and foreign exchange swaps, futures, equity and credit derivatives, options and similar instruments. Under IFRS all derivatives are classified as trading.
     Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and valuation techniques, including discounted cash flow models and option pricing models as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.
     Certain derivatives embedded in other financial instruments, such as the conversion option in a convertible bond, are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the hybrid contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement.
Hedge accounting
The Group designates certain derivatives as hedging instruments of the fair value of recognised assets or liabilities or firm commitments (fair value hedge) provided certain criteria are met.
     At the time a financial instrument is designated as a hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged items(s). Documentation includes its risk management objectives and its strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. Accordingly, the Group formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives have been “highly effective” in offsetting changes in the fair value or cash flows of the hedged items. A hedge is normally regarded as highly effective if, at inception and throughout its life, the Group can expect, and actual results indicate, that changes in the fair value of the hedged items are effectively offset by changes in the fair value or cash flows of the

Financial Statements
Accounting Policies continued
hedging instrument, and actual results are within a range of 80% to 125%. The Group discontinues hedge accounting when it is determined that: a derivative is not, or has ceased to be, highly effective as a hedge; when the derivative expires, or is sold, terminated, or exercised; when the hedged item matures or is sold or repaid.
     Hedge ineffectiveness represents the amount by which the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged item. Such gains and losses are recorded in current period earnings in Other Operating Income. Gains and losses on components of a hedging derivative that are excluded from assessing hedge effectiveness are included in Net Trading Income.
Securitisation transactions
The Group has entered into certain arrangements where undertakings have issued mortgage-backed securities or have entered into funding arrangements with lenders in order to finance specific loans and advances to customers. As the Group has retained substantially all the risks and rewards, all such financial instruments continue to be held on the Group balance sheet, and a liability recognised for the proceeds of the funding transaction.
     Transactions undertaken prior to 1 January 2004 that were accounted for on the basis of linked presentation under UK GAAP have been represented by separate recognition of the gross assets and related funding from that date.
Impairment of financial assets
At each balance sheet date the Group assesses whether, as a result of one or more events occurring after initial recognition, there is objective evidence that a financial asset or group of financial assets classified as available for sale or loans and receivables have become impaired. Evidence of impairment may include indications that the borrower or group of borrowers have defaulted, are experiencing significant financial difficulty, or the debt has been restructured to reduce the burden to the borrower.
(a) Financial assets carried at amortised cost
Impairment losses are assessed individually for the financial assets that are individually significant and individually or collectively for assets that are not individually significant.
     For individually assessed assets, the Group measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of the estimated future cash flows from the asset or group of assets discounted at the original effective interest rate of the asset.
     In making collective assessment for impairment, financial assets are assessed for each portfolio segmented by similar risk characteristics. For each risk segment, future cash flows from these portfolios are estimated through the use of historical loss experience. The historical loss experience is adjusted for current observable data, to reflect the effects of current conditions not affecting the period of historical experience, based on observable data. The loss is discounted at the effective interest rate, except where portfolios meet the criteria for short-term receivables. The unwind of the discount over time is reported through interest receivable within the income statement, with the provision reserves on the balance sheet increasing.
     Loans that are part of a homogeneous pool of similar loans are placed on default status based on the number of months in arrears, which is determined through number of missed payments or number of months in collection. Loans that are not part of a homogeneous pool of similar loans are analysed based on the number of months in arrears on a case-by-case basis and are placed on default status when the probability of default is likely.
     Generally, the length of time before an asset is placed on default status for provisioning is when one payment is missed. However, for assessing the level of non-performing asset repayment default depends on the nature of the collateral that secures the advances. On advances secured by residential or commercial property, the default period is three months. For advances secured by consumer goods such as cars or computers, the default period is less than three months, the exact period being dependent on the particular type of loan in this category.
     On unsecured advances, such as personal term loans, the default period is generally four missed payments (three months in arrears). Exceptions to the general rule exist with respect to revolving facilities, such as bank overdrafts, which are placed on default upon a breach of the contractual terms governing the applicable account, and on credit card accounts where the default period is three months.
     Once a financial asset or a group of financial assets has been written down as a result of an impairment loss, interest income is continued to be recognised on an effective interest rate basis, though on the asset value after provisions have been deducted.
     Impairment losses are recognised in the income statement and the carrying amount of the financial asset or group of financial reduced by establishing an allowance for impairment losses. If in a subsequent period the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognised, the previously recognised loss is reversed by adjusting the allowance.
     A write off is made when all collection procedures have been completed and is charged against previously established provisions for impairment.
(b) Available for sale financial assets
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In assessing whether assets are impaired, a significant or prolonged decline in the fair value of the security below its cost is considered evidence.

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Accounting Policies continued
The cumulative loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss previously reported in the income statement and is removed from equity and recognised in the income statement.
     If in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase is due to an event occurring after the impairment loss was recognised in the income statement (with objective evidence to support this), the impairment loss is reversed through the income statement.
Impairment of non-financial assets
At each balance sheet date, or more frequently when events or changes in circumstances dictate, property plant and equipment and intangible assets are assessed for indicators of impairment. If indications are present, these assets are subject to an impairment review. Goodwill is subject to an impairment review as at the balance sheet date each year. The impairment review comprises a comparison of the carrying amount of the asset with its recoverable amount: the higher of the asset’s or the cash-generating unit’s fair value less costs to sell and its value in use. Net selling price is calculated by reference to the amount at which the asset could be disposed of in a binding sale agreement in an arm’s length transaction evidenced by an active market or recent transactions for similar assets. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre tax basis.
     The carrying values of fixed assets and goodwill are written down by the amount of any impairment and the loss is recognised in the income statement in the period in which it occurs. A previously recognised impairment loss relating to a fixed asset may be reversed in part or in full when a change in circumstances leads to a change in the estimates used to determine the fixed asset’s recoverable amount. The carrying amount of the fixed asset will only be increased up to the amount that would have been had the original impairment not been recognised. Impairment losses on goodwill are not reversed. For conducting impairment reviews, cash generating units are the lowest level at which management monitors the return on investment on assets.
Investment property
Property held for long-term rental yields and capital appreciation within the long-term assurance funds is classified as investment property. Investment property is stated at fair value, which is determined annually as the open market value. These valuations are reviewed annually by an independent valuation expert. Changes in fair values are recorded in the income statement.
Leases
The Group as lessor – Assets leased to customers under agreements which transfer substantially all the risks and rewards identical to ownership, are classified as finance leases. Assets held under finance leases are recognised in the Balance Sheet as a receivable amount equal to the net investment in leases. The net investment in leases represents the present value of the minimum lease payments receivable under finance leases together with any unguaranteed residual value accruing to the lessor discounted at the rates of interest implicit in the leases. Income from finance leases is recognised using the constant periodic rate of return before tax to give a constant periodic rate of return on the net investment.
     Operating leases are recorded at cost and depreciated over the life of the asset after taking into account anticipated residual values. Operating lease rental income and depreciation is recognised on a straight-line basis over the life of the asset.
The Group as lessee – The Group principally enters into operating leases for the rental of equipment or real estate. Payments made under such leases are charged to the income statement principally on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place. If the lease agreement transfers the risk and rewards of the asset, the lease is recorded as a finance lease and the related asset is capitalised. At inception, the asset is recorded at the lower of the present value of the minimum lease payments or fair value and depreciated over the estimated useful life. The corresponding rental obligations are recorded as borrowings.
     The aggregate benefit of incentives, if any, is recognised as a reduction of rental expense over the lease term on a straight-line basis.
Insurance
(a) Insurance and investment contract classification
The Group enters into insurance contracts and investment contracts.
     Insurance contracts are those contracts, which transfer significant insurance risk. Investment contracts are those contracts, which carry no significant insurance risk.
     A number of insurance and investment contracts contain a Discretionary Participation Feature (“DPF”) which entitles the holder to receive, as a supplement to guaranteed benefits, additional benefits or bonuses that are likely to be a significant portion of the total contractual benefits and whose amount or timing is contractually at the discretion of the Group and based on the performance of specified assets. Contracts containing a discretionary participation feature are also referred to as participating or with-profits contracts.

Financial Statements
Accounting Policies continued
For insurance and participating investment contracts, the group continues to use the embedded value basis of accounting used by banking groups, modified, as necessary to comply with the requirements of IFRS (“IFRS embedded value”). Investment contracts that are non-participating are accounted for as financial instruments.
(b) Insurance and participating investment contracts
The majority of the life assurance contracts issued by the Group are long-term life assurance contracts. The Group also issues life assurance contracts to protect customers from the consequence of events (such as death, critical illness or disability) that would effect the ability of the customer or their dependants to maintain their current level of income. Guaranteed benefits paid on occurrence of the specified insurance event are either fixed or linked to the extent of the economic loss suffered by the policyholder.
The significant accounting policies applied in relation to insurance and participating investment contracts are:
Premiums
Premiums received in respect of life insurance and participating investment contracts are recognised as revenue when due and shown before deduction of commission. Reassurance premiums are charged when they become payable.
Claims
Death claims are recognised on receipt of notifications. Maturities and annuity payments are recorded when contractually due. Surrenders are recorded on the earlier of the date paid or date the policy benefit (or part thereof) ceases to be included within the insurance and participating contract liabilities. Claims on participating business include bonuses payable. Claims payable include costs of settlement. Reinsurance recoveries are credited to match the relevant gross amounts.
Insurance and participating investment contract liabilities
Value of in-force life assurance business
The Group recognises as an asset the value of in-force life assurance business in respect of life insurance contracts and participating investment contracts. The asset, which represents the present value of future profits (‘PVFP’) expected to arise from these contracts, is determined by projecting the future surpluses and other net cash flows arising from life insurance contract and participating investment contract business written by the balance sheet date. The PVFP is determined using appropriate economic and actuarial assumptions excluding future investment margins, and is discounted at a rate which reflects the Group’s overall risk premium attributable to this business. The asset in the consolidated balance sheet and movements in the asset in the income statement are determined and shown on a gross of tax basis.
Liabilities are calculated as follows:
Liabilities – non-participating insurance contracts which are not unit linked:
A liability for contractual benefits that are expected to be incurred in the future is recorded when the premium is recognised. The liabilities of the Group’s non-profit life funds are calculated by estimating the future cash flows over the duration of the in-force policies and discounting them back to the valuation date allowing for probabilities of insured event occurrence. The liability will vary with movements in interest rates and with the cost of life assurance and annuity benefits which reflect changes in mortality rates. Assumptions are made in respect of all material factors affecting future cash flows, including future interest rates, mortality and costs. For conventional life and pensions business, the gross premium valuation method has been used.
Liabilities – non-participating insurance contracts which are unit linked:
Allocated premiums in respect of unit linked contacts that are either life insurance contracts or participating investment contracts are recognised as liabilities. These liabilities are increased or reduced by the change in the relevant unit prices over the period and include any amounts necessary to compensate the Group for services to be performed over future periods. They are reduced by policy administration fees, mortality charges, surrender charges and any withdrawals. The mortality charges deducted in each period from the policyholders as a group are considered adequate to cover the total death benefit claims that are expected to occur over the term of the contracts.
Liabilities – participating insurance and investment contracts:
Liabilities of the Group’s with-profits fund, including guarantees and options embedded within products written by that fund, are stated at their realistic values in accordance with the Financial Services Authority’s Realistic Capital regime. The measurement of insurance liabilities is calculated using stochastic methods and therefore reflects both the intrinsic and time value of guarantees and options embedded within products. Economic assumptions are calibrated to observed current market prices.
Unallocated surplus liability
The Group has an obligation to pay policyholders a specified portion of all interest and realisable gains and losses arising from the assets backing participating contracts. Any amounts not yet determined as being due to policyholders are recognised as a liability, which is shown separately from other liabilities.
Liability adequacy test
At each balance sheet date liability adequacy tests are performed to ensure the adequacy of insurance and participating investment contract liabilities. In performing these tests current best estimates of future contractual cash flows and claims

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Accounting Policies continued
handling and administration expenses, as well as investment income from the assets backing such liabilities are used. Any deficiency is immediately charged to the income statement to establish an appropriate provision against these potential losses.
Embedded derivatives
Embedded derivative features contained within insurance contracts are accounted for at fair value and unrealised gains and losses arising on the embedded derivatives are reported in income. Where the risks and characteristics of embedded derivatives are not closely related to those of the host contract and the host contract is not carried at fair value the embedded derivatives are accounted for separately.
Reinsurance
The Group cedes reinsurance in the normal course of business. Amounts recoverable from reinsurers are estimated in a manner consistent with the amounts associated with the reinsured policies and in accordance with the reinsurance contract. Premiums ceded and benefits reimbursed are presented on the consolidated balance sheet on a gross basis.
     The Group regularly assesses its long-term reinsurance assets for impairment. A reinsurance asset is impaired if there is objective evidence that the Group may not receive all amounts due to it under the terms of the contract and that event has a reliably measurable impact on the amounts that the Group will receive from the reinsurer.
Insurance contracts and business combinations
For Insurance contracts acquired in business combinations and portfolio transfers, intangible assets are recognised and are the capitalised value of the future profits that are expected to emerge for the benefit of the shareholders from the acquired business or portfolio transfer. The capitalised value is the actuarially determined fair value of the business calculated using a risk adjusted discount rate and the appropriate assumptions for mortality, morbidity, persistency, expenses and investment return.
Receivables and payables related to insurance and participating investment contracts
Receivables and payables are recognised when due. These include amounts due to and from agents, brokers and insurance contract holders.
(c) Non-participating investment contracts
All of the Group’s non-participating investment contracts are unit linked. These contracts are accounted for as financial liabilities whose value is contractually linked to the fair values of financial assets within the Group’s unitised investment funds. The value of the unit linked financial liabilities is determined using current unit prices multiplied by the number of units attributed to the contract holders at the balance sheet date. Their value is never less than the amount payable on surrender, discounted for the required notice period where applicable.
Premiums and Claims
Premiums which are invested on behalf of non-participating investment contract holders and related claims are excluded from the income statement, with all movements in the contract holder liability and related assets recorded in the balance sheet.
Fee Income
Revenue in relation to investment management and other related services provided in respect on non-participating investment contracts is recognised in the accounting period in which the services are rendered. These services comprise an indeterminate number of acts over the life of individual contracts. For practical purposes, the Group recognises these fees on a straight-line basis over the estimated life of the contract.
Deferred Acquisition Cost
Directly incremental commissions that vary with and are related to either securing new or renewing existing non-participating investment contracts are capitalised as an intangible asset. This asset is subsequently amortised over the period of the provision of investment management services and is reviewed for impairment in circumstances where its carrying amount may not be recoverable. If the asset is greater than the recoverable amount it is written down immediately. All other costs are recognised as expenses when incurred.
Income taxes, including deferred income taxes
The tax expense represents the sum of the income tax currently payable and deferred income tax.
     Income tax payable on profits, based on the applicable tax law in each jurisdiction is recognised as an expense in the period in which profits arise. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The tax effects of income tax losses available to carry forward are recognised as an asset when it is probable that future taxable profits will be available against which tax losses can be utilised.
     Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. . Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of other assets (other than in a business combination) and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

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Accounting Policies continued
Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.
     Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where we are able to control reversal of the temporary difference and it is probable that it will not reverse.
     The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
     Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where there is both the legal right and the intention to settle on a net basis or to realise the asset and settle the liability simultaneously.
Cash and cash equivalents
For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months’ maturity from the date of acquisition, including cash and non-restricted balances with central banks, treasury bills and other eligible bills, net loans and advances to banks, net securities financing amounts and short-term investments in securities
Financial liabilities
Financial liabilities are initially recognised when the Group becomes contractually bound to the transfer of economic benefits in the future.
     Financial liabilities are classified as fair value through profit or loss if they are either held for trading or otherwise designated at fair value through profit or loss on initial recognition. A financial liability is classified as held for trading if it is a derivative or is incurred principally for the purpose of selling or being unwound in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking.
     In certain circumstances financial liabilities other than those that are held for trading are designated at fair value through profit or loss where this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring assets and liabilities or recognising the gains or losses on them on a different basis, or where a financial liability contains one or more embedded derivatives which are evidently not closely related to the host contract.
     These liabilities are initially recognised at fair value and transactions costs are taken directly to the income statement. Gains and losses arising from changes in fair value are included directly in the income statement.
     All other financial liabilities are initially recognised at fair value net of transaction costs incurred. They are subsequently stated at amortised cost and the redemption value recognised in the income statement over the period of the liability using the effective interest method.
Borrowings
Borrowings are recognised initially at fair value, being the proceeds (fair value of consideration received) net of transaction costs incurred. Borrowings are subsequently stated at amortised cost or fair value dependent on designation at initial recognition.
     Preference shares, which carry a contractual obligation to transfer economic benefits, or are redeemable on a specified date or at the option of the shareholder, are classified as other financial liabilities and are presented in other borrowed funds. The dividends on these preference shares are recognised in the income statement as interest expense on an amortised cost basis using the effective interest method.
Share capital
Share issue costs
Incremental external costs directly attributable to the issue of new shares, other than on a business combination, are deducted from equity net of any related income taxes.
Provisions
Provisions are recognised for present obligations arising as consequences of past events where it is more likely than not that a transfer of economic benefit will be necessary to settle the obligation, and it can be reliably estimated.
     When a leasehold property ceases to be used in the business, provision is made where the unavoidable costs of the future obligations relating to the lease are expected to exceed anticipated rental income. The net costs are discounted using market rates of interest to reflect the long-term nature of the cash flows.
     Provision is made for the anticipated cost of restructuring, including redundancy costs, when an obligation exists. An obligation exists when the Group has a detailed formal plan for restructuring a business, and has raised valid expectations in those affected by the restructuring and has started to implement the plan or announce its main features.
     Contingent liabilities are possible obligations whose existence will be confirmed only by certain future events or present obligations where the transfer of economic benefit is uncertain or cannot be reliably measured. Contingent liabilities are not recognised but are disclosed unless they are remote.

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Accounting Policies continued
Dividends
Dividends on ordinary shares are recognised in equity in the period in which they are declared.
Critical accounting policies and areas of significant management judgement
The preparation of Abbey’s financial statements requires management to make estimates and judgements that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period.
     Management evaluates its estimates and judgements on an ongoing basis. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.
     The following estimates and judgements are considered important to the portrayal of Abbey’s financial condition.
(a) Provisions for loans and advances
Abbey estimates provisions for loans and advances with the objective of maintaining balance sheet provisions at the level believed by management to be sufficient to absorb actual losses (“observed provisions”) and inherent losses (“incurred but not yet observed provisions”) in Abbey’s loan portfolio from homogeneous portfolios of assets and individually identified loans in connection with loans and advances to banks and loans and advances to customers. The calculation of provisions on impaired loans and advances is based on the likelihood of the asset being written off (or repossessed in the case of mortgage loans) and the estimated loss on such a write-off. These assessments are made using statistical techniques based on historic experience. These determinations are supplemented by various formulaic calculations and the application of management judgement.
     Abbey considers accounting estimates related to provisions for loans and advances “critical accounting estimates” because: (i) they are highly susceptible to change from period to period as the assumptions about future default rates and valuation of potential losses relating to impaired loans and advances are based on recent performance experience, and (ii) any significant difference between Abbey’s estimated losses (as reflected in the provisions) and actual losses will require Abbey to take provisions which, if significantly different, could have a material impact on its future income statement and its balance sheet. Abbey’s assumptions about estimated losses are based on past performance, past customer behaviour, the credit quality of recent underwritten business and general economic conditions, which are not necessarily an indication of future losses.
     Provisions for loans and advances, less amounts released and recoveries of amounts written off in previous years, are charged to the line item “Impairment losses on loans and advances” in the income statement. The provisions are deducted from the “Loans and advances to banks” and the “Loans and advances to customers” line items on the balance sheet. If Abbey believes that additions to the provisions for such credit losses are required, then Abbey records additional provisions for credit losses, which would be treated as a charge in the line item “Impairment losses on loans and advances” in the income statement.
     Details of the provisions for loans and advances are set out in Note 18.
(b) Valuation of financial instruments
Financial instruments that are classified at fair value through profit and loss (including those held for trading purposes) or available for sale, and all derivatives, are stated at fair value. The fair value of such financial instruments is the estimated amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. If a quoted market price is available for an instrument, the fair value is calculated based on the market price.
     When valuation parameters are not observable in the market or cannot be derived from observable market prices, as is the case with certain over-the-counter derivatives, the fair value is derived through analysis of other observable market data appropriate for each product and pricing models which use a mathematical methodology based on accepted financial theories. Depending on the product type and its components, the fair value of over-the-counter derivatives is modelled using one or a combination of pricing models that are widely accepted in the financial services industry. Pricing models take into account the contract terms of the securities as well as market-based valuation parameters, such as interest rates, volatility, exchange rates and the credit rating of the counterparty. Where market-based valuation parameters are not directly observable, management will make a judgement as to its best estimate of that parameter. In exercising this judgement, a variety of tools are used including proxy observable data, historical data, and extrapolation techniques.
     Abbey considers that the accounting estimate related to valuation of trading securities and derivatives where quoted market prices are not available is a “critical accounting estimate” because: (i) it is highly susceptible to change from period to period because it requires management to make assumptions about interest rates, volatility, exchange rates, the credit rating of the counterparty, valuation adjustments and specific features of the transactions and (ii) the impact that recognising a change in the valuations would have on the assets reported on its balance sheet as well as its net profit/(loss) could be material.
     Changes in the valuation of trading securities and derivatives where quoted market prices are not available are accounted for in the line item “Net trading income-banking” in the income statement and the “Trading assets” or “Trading Liabilities” and “Derivative Financial Instruments” line items in Abbey’s balance sheet.
     The table below summarises Abbey’s trading portfolios and other assets and liabilities held at fair value by valuation methodology at 31 December 2005:

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Accounting Policies continued

	Assets	Liabilities
	%	%

Fair value based on:
Quoted market prices	58	36
Internal models based on market prices	42	64
Internal models based on information other than market data	–	–

Total	100	100

(c) Long-term assurance business
Abbey accounts for its long-term assurance business using the embedded value basis of accounting used by banking groups, modified, as necessary, to comply with the requirements of IFRS (“IFRS embedded value”), including a consolidation on a line by line basis of the long-term assurance business into Abbey’s consolidated financial statements.
     The long-term assurance business issues insurance contracts and investment contracts. Insurance contracts are contracts which transfer significant insurance risk. As a general guideline, the Group defines as significant insurance risk the possibility of having to pay benefits on the occurrence of an insured event. Investment contracts are those contracts which carry no significant insurance risk. A number of insurance and investment contracts contain a discretionary participation feature which entitles the holder to receive, as a supplement to guaranteed benefits, additional benefits or bonuses that are likely to be a significant portion of the total contractual benefits and whose amount or timing is contractually at the discretion of the Group and based on the performance of specified assets. Contracts containing a discretionary participation feature are referred to as participating or with profits contracts.
     The critical accounting policies set out below relate to the valuation of insurance contract liabilities and the estimated future surplus emerging. In addition, results are affected by the movement in the value of financial assets within the long-term assurance business which are recorded at fair value through income. Management do not consider the valuation of investment contract liabilities as a critical accounting policy, as the impact of market changes is borne by the policyholder.
Insurance contracts and participating contracts
Abbey accounts for insurance contracts and participating investment contracts using the IFRS embedded value basis of accounting which recognises the present value of in force (“PVIF”) business. The PVIF is calculated by projecting future surpluses (excluding future investment margins) and other net cash flows attributable to the shareholders arising from business written at the balance sheet date and discounting the result at a rate which reflects the shareholders’ overall risk premium.
     Liabilities relating to insurance contracts, which are not unit linked, are recorded when the premium is recognised as due. The liability is calculated by estimating the future cash flows over the duration of the in-force policies and discounting them back to the valuation date allowing for probabilities of occurrence. The liability will vary with movements in interest rates and with the cost of life assurance and annuity benefits where future mortality is uncertain. Assumptions are made in respect of all material factors affecting future cash flows, including future interest rates, mortality and costs. For conventional life and pensions business, the gross premium valuation method has been used.
     Liabilities for life insurance contracts, which are unit linked, are recorded when premiums are allocated. These liabilities are increased or reduced by the change in the unit prices and are reduced by policy administration fees, mortality and surrender charges and any withdrawals and include any amounts necessary to compensate the Group for services to be performed over future periods. The mortality charges deducted in each period from the policyholders as a group are considered adequate to cover the expected total death benefits claims in excess of the contract account balances in each period and hence no additional liability is established for these claims in excess of the contract balances. Revenue consists of fees deducted for mortality, policy administration and surrender charges. Interest or changes in the unit prices credited to the account balances and excess benefit claims in excess of the account balances incurred in the period are charged as expenses in the income statement.
     Liabilities of the Group’s with-profits life funds, including guarantees and options embedded within products written by that fund, are stated at their realistic values in accordance with the Financial Services Authority’s realistic capital regime. The measurement of insurance liabilities is calculated using stochastic methods and therefore reflects both the intrinsic and time value of guarantees and options embedded within products. Economic assumptions are calibrated to observed current market prices.
     Future surpluses used to calculate the value of in force business will depend on lapse rates, mortality, persistency, and levels of expenses. Surpluses are estimated by management through assumptions about future experience, having regard to both actual experience and current economic trends. Surpluses expected to emerge in the future are discounted at risk-adjusted discount rates after provision has been made for taxation. There is an acceptable range into which these assumptions can validly fall, and the use of different assumptions or changes to these assumptions may cause the present value of future surpluses to differ from those assumed at the balance sheet date. This could significantly affect the income recognised, and the value attributed to the in force business, in the accounts.
     The value of the in force business could also be affected by changes in the amounts and timing of other net cash flows, principally annual management charges and other fees levied upon the policy holders, which are reflected in the income statement using unsmoothed fund values. In addition, to the extent that actual experience is different from that assumed, the effect will be recognised in the income statement for the period. Demographic assumptions are set individually by product.
     Details of the value of in-force business, insurance and reinsurance liabilities are set out in Notes 26 and 39.
(d) Impairment of goodwill
The carrying value of goodwill is stated at cost less impairment. The carrying value of goodwill is written down by the amount of any impairment, and the loss is recognised in the income statement in the period in which this occurs. Should an external event

Financial Statements
Accounting Policies continued
reverse the effects of a previous impairment, the carrying value of the goodwill may be written up to a value no higher than the original amortised cost. Impairments are calculated with reference to the discounted cash flows of the entity or income-generating unit. Assumptions about expected future cash flows require management to make assumptions about interest rates, the health of the economy and operating costs. This involves significant judgement because such factors have fluctuated in the past and are expected to continue to do so.
     Abbey considers that the accounting estimate related to impairment of goodwill is a “critical accounting estimate” because: (i) it is highly susceptible to change from period to period because it requires management to make assumptions about future cash flows, interest rates, the health of the economy and operating costs, and (ii) the impact that recognising a goodwill impairment charge would have on the assets reported on its balance sheet as well as on its net profit/(loss) could be material.
     Goodwill impairment charges are accounted for in the line item “Impairment recoveries / (losses) on fixed asset investments” in the income statement and the “Intangible assets” line item in the balance sheet.
     Details of goodwill are set out in Note 25.
(e) Provisions for misselling
Abbey estimates provisions for misselling with the objective of maintaining reserve levels believed by management to be sufficient to absorb current estimated probable losses in connection with compensation and costs relating to the handling of complaints from customers who claim misselling of endowment policies and other products. The calculation of provisions for misselling is based on the estimated number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case. These assessments are based on management’s estimate for each of these three factors.
     Abbey considers accounting estimates related to misselling provisions “critical accounting estimates” because: (i) they are highly susceptible to change from period to period in the three factors above, and (ii) any significant difference between Abbey’s estimated losses as reflected in the provisions and actual losses will require Abbey to take provisions which, if significantly different, could have a material impact on its future income statement and its balance sheet. Abbey’s assumptions about estimated losses are based on past claims uphold rates, past customer behaviour, and past average settlements, which are not necessarily an indication of future losses.
     Provisions for misselling are charged to the line item “Provisions for other liabilities and charges” in the income statement. The provision is included in the “Provisions for liabilities and charges” line item on the balance sheet. If Abbey believes that additions to the misselling provision are required, then Abbey records additional provisions, which would be treated as a charge in the line item “Provisions for other liabilities and charges” in the income statement.
     Details of the provisions for misselling are included in Note 42.
(f) Pensions
Abbey operates a number of defined benefit pension schemes as described in Note 43 to the Consolidated Financial Statements. The assets of the schemes are measured at their fair values at the balance sheet date. The liabilities of the schemes are estimated by projecting forward the growth in current accrued pension benefits to reflect inflation and salary growth to the date of pension payment, discounted to present value using the interest rate applicable to high-quality corporate bonds of the same currency and term as the scheme liabilities. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). An asset is only recognised to the extent that the surplus can be recovered through reduced contributions in the future or through refunds from the scheme. In determining the value of scheme liabilities, assumptions are made by management as to price inflation, discount rates, pensions increases, earnings growth and mortality.
     Abbey considers accounting estimates related to pension provisions “critical accounting estimates” because: (i) they are highly susceptible to change from period to period, and (ii) any significant difference between Abbey’s estimates of the scheme liabilities and actual liabilities could significantly alter the amount of the surplus or deficit recognised in the balance sheet and the pension cost charged to the income statement. Abbey’s assumptions about price inflation, discount rates, pensions increases, earnings growth and mortality are based on past experience and current economic trends, which are not necessarily an indication of future experience.
     Pension costs are charged to the line item “Administration expenses” in the income statement. The provision is included in the “Retirement benefit obligations” line item in the balance sheet. If Abbey believes that increases to the pensions cost are required, then Abbey records additional costs that would be treated as a charge in the line item “Administration expenses” in the income statement.
     Details of the pension obligations are set out in Note 43.

Financial Statements
Notes to the Financial Statements
1. Business segments
The principal activity of the Group is financial services, which is managed using the following segments:
>	Retail Banking

>	Insurance and Asset Management

>	Abbey Financial Markets

>	Group Infrastructure

>	Portfolio Business Unit
Abbey’s segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. Abbey has five segments. Retail Banking offers a range of personal banking, savings and mortgage products and services. Insurance and Asset Management offers a range of investment products such as pensions, investment bonds, with-profits bonds, structured products, unit trusts, Individual Savings Accounts, Wrap products and endowment life insurance policies, as well as a range of protection products such as term life insurance, critical illness cover and disability cover. Abbey Financial Markets manages Abbey’s liquidity, supports its funding and capital management activities, and provides risk management services to third parties and Abbey’s other businesses. Group Infrastructure comprises Central Services, Financial Holdings (which contains the earnings on the difference between Abbey’s statutory capital and the target regulatory capital allocated to segments) and the results of certain small non-core businesses. The Portfolio Business Unit consists principally of Porterbrook, and Motor Finance and Litigation Funding. Porterbrook is in the train asset leasing business. The Motor Finance and Litigation Funding business offered a comprehensive range of loans and insurance products for the purchase or leasing of motor vehicles, and litigation finance.
     Transactions between the business segments are on normal commercial terms and conditions. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.
     Funds are ordinarily reallocated between segments, resulting in funding cost transfers disclosed in operating income. Interest charged for these funds is based on the Group’s cost of capital.
     Segment assets and liabilities comprise operating assets and liabilities, being the majority of the balance sheet. Internal charges and transfer pricing adjustments have been reflected in the performance of each business. Revenue sharing agreements are used to allocate external customer revenues to a business segment on a reasonable basis.
a) By class of business

		Insurance	Abbey	Group	Portfolio
	Retail	and Asset	Financial	Infra-	Business		Inter-
	Banking	Management	Markets	structure	Unit	Total	company	Group Total
	£m	£m	£m	£m	£m	£m	£m	£m

2005
Interest and similar income	8,718	103	4,069	1,810	211	14,911	(9,454)	5,457
Interest expense and similar charges	(7,318)	(48)	(4,068)	(2,023)	(247)	(13,704)	9,454	(4,250)

Net interest income	1,400	55	1	(213)	(36)	1,207	–	1,207
Non-interest income	564	255	252	176	286	1,533	–	1,533

Total income net of insurance claims	1,964	310	253	(37)	250	2,740	–	2,740

Administration expenses	(1,180)	(208)	(115)	(183)	(38)	(1,724)	–	(1,724)
Depreciation and amortisation	(67)	(5)	(4)	—	(123)	(199)	–	(199)

Total operating expenses	(1,247)	(213)	(119)	(183)	(161)	(1,923)	–	(1,923)

Impairment losses on loans and advances	(208)	–	–	–	(10)	(218)	–	(218)
Provisions for other liabilities and charges	(10)	(1)	–	–	8	(3)	–	(3)

Profit/(loss) before tax	499	96	134	(220)	87	596	–	596

Balance Sheet
Assets
Segmental assets	98,695	28,872	76,463	488	2,492	207,010
Investments in associates	—	–	–	24	–	24

Consolidated total assets	98,695	28,872	76,463	512	2,492	207,034

Liabilities
Segment liabilities	84,798	27,219	83,310	7,832	765	203,924

Consolidated total liabilities	84,798	27,219	83,310	7,832	765	203,924

The average number of staff employed by the Group during the year was as follows:	16,692	2,651	519	2,285	250	22,397

Financial Statements
Notes to the Financial Statements continued
Included in the 2005 segmental net trading income is an element of intercompany revenue. An analysis showing intercompany revenue and third part revenue by segment is shown below.

		Insurance	Abbey
	Retail	and Asset	Financial	Group	Portfolio
	Banking	Management	Markets	Infrastructure	Business Unit	Total
Intercompany revenue	£m	£m	£m	£m	£m	£m

2005
Net interest income	(809)	32	691	105	(19)	–
Non-interest income	18	(17)	–	(1)	–	–

Total income net of insurance claims	(791)	15	691	104	(19)	–

		Insurance	Abbey
	Retail	and Asset	Financial	Group	Portfolio
	Banking	Management	Markets	Infrastructure	Business Unit	Total
Third party revenue	£m	£m	£m	£m	£m	£m

2005
Net interest income	2,209	23	(690)	(318)	(17)	1,207
Non-interest income	546	272	252	177	286	1,533

Total income net of insurance claims	2,755	295	(438)	(141)	269	2,740

		Insurance	Abbey
	Retail	and Asset	Financial	Group	Portfolio		Inter-
	Banking	Management	Markets	Infrastructure	Business Unit	Total	company	Group Total
	£m	£m	£m	£m	£m	£m	£m	£m

2004
Interest and similar income	7,038	108	1,059	560	814	9,579	(3,942)	5,637
Interest expense and similar charges	(5,607)	(36)	(1,061)	(661)	(751)	(8,116)	3,942	(4,174)

Net interest income	1,431	72	(2)	(101)	63	1,463	–	1,463
Non-interest income	553	250	291	130	158	1,382	–	1,382

Total income net of insurance claims	1,984	322	289	29	221	2,845	–	2,845

Administration expenses	(1,276)	(307)	(130)	(412)	(96)	(2,221)	–	(2,221)
Depreciation and amortisation	(138)	(45)	(14)	(166)	(184)	(547)	–	(547)

Total operating expenses	(1,414)	(352)	(144)	(578)	(280)	(2,768)	–	(2,768)

Impairment losses on loans and advances	(15)	80	–	–	(10)	55	–	55
Provisions for other liabilities and charges	(155)	(32)	–	(46)	–	(233)	–	(233)
Impairment recoveries/(losses) on fixed asset investments	–	–	–	–	80	80	–	80

Profit/(loss) before tax	400	18	145	(595)	11	(21)	–	(21)

Balance Sheet
Assets
Segmental assets	95,602	28,138	50,020	6,248	4,700	184,708	–	184,708
Investments in associates	–	–	–	25	–	25	–	25
Consolidated total assets	95,602	28,138	50,020	6,273	4,700	184,733	–	184,733

Liabilities
Segment liabilities	94,058	26,473	49,733	6,277	4,472	181,013	–	181,013

Consolidated total liabilities	94,058	26,473	49,733	804	4,472	181,013	–	181,013

The average number of staff employed by the Group during the year was as follows:	18,156	3,984	503	2,102	526	25,271

Included in the 2004 segmental net trading income is an element of intercompany revenue. An analysis showing intercompany revenue and third part revenue by segment is shown below.

Financial Statements
Notes to the Financial Statements continued

		Insurance	Abbey
	Retail	and Asset	Financial	Group	Portfolio
	Banking	Management	Markets	Infrastructure	Business Unit	Total
Intercompany revenue	£m	£m	£m	£m	£m	£m

2004
Net interest income	(646)	23	(920)	157	1,386	–
Non-interest income	37	(31)	(5)	3	(4)	–

Total income net of insurance claims	(609)	(8)	(925)	160	1,382	–

		Insurance	Abbey
	Retail	and Asset	Financial	Group	Portfolio
	Banking	Management	Markets	Infrastructure	Business Unit	Total
Third party revenue	£m	£m	£m	£m	£m	£m

2004
Net interest income	2,133	49	941	(334)	(1,326)	1,463
Non-interest income	516	314	296	92	164	1,382

Total income net of insurance claims	2,649	363	1,237	(242)	(1,162)	2,845

b) By geographical region

	2005	2004
	£m	£m

Total Income
United Kingdom	2,706	2,803
Europe	18	45
United States	16	(3)
Other	–	–

	2,740	2,845

Profit before tax
United Kingdom	575	(22)
Europe	17	7
United States	4	(6)
Other	–	–

	596	(21)

Profit after tax
United Kingdom	405	(54)
Europe	12	3
United States	3	(3)
Other	–	–

	420	(54)

Carrying amount of segment assets
United Kingdom	191,970	175,113
Europe	25	–
United States	15,038	9,620
Other	1	–

	207,034	184,733

c) Other segmental disclosures on a management basis
IAS 14 requires that the amounts to be disclosed in the segmental analysis be presented on a statutory basis. However, IAS 14 permits additional segment disclosures to be presented on the basis used by Abbey’s Board to evaluate performance.
     Abbey’s Board reviews discrete financial information for each of its segments that includes measures of operating results and assets. However, due to the differing natures of its ongoing Personal Financial Services group of reportable segments and its Portfolio Business Unit segment, which is being managed for value, these are managed differently. The Personal Financial Services group of reportable segments is managed primarily on the basis of its results, which are measured on a trading basis. The Portfolio Business Unit segment is managed both on the basis of its results, which are measured on a management basis, and on the basis of its net asset value. On a consolidated level, the trading results of the Personal Financial Services group of reportable segments are aggregated with the management results of the Portfolio Business Unit segment to give the summarised trading income statement. The trading basis for Abbey’s Personal Financial Services group of reportable segments and the management basis for its Portfolio Business Unit segment are collectively known as the “trading” basis, as presented below.
Management considers that the trading basis provides the most appropriate way of reviewing the performance of the business. The main adjustments are:
>	IFRS embedded value charges and rebasing – These are unpredictable as they depend on both equity and debt market movements which do not affect the underlying performance of what is a very long-term business. The short-term market movements remain a very important factor in the management of the business but these are managed separately with a more risk-based focus.

Financial Statements
Notes to the Financial Statements continued
>	Reorganisation and other costs – Comprise implementation costs in relation to the strategic change and cost reduction process. Management needs to understand the underlying drivers of the cost base that will remain after the exercise is complete, and does not want this view to be clouded by the costs of the exercise, which are managed independently.

>	Intangible asset charges – These charges can vary significantly year on year, and hence can materially affect the profit or loss for that year. As a result Abbey reviews these charges separately to avoid clouding the presentation of underlying results.

>	Hedging variances – As a consequence of the introduction of IFRS, the balance sheet and income statement are subject to volatility particularly from the accounting for elements of derivatives deemed under IFRS rules to be ineffective as hedges. Where appropriate, such volatility is separately identified to enable management to view the underlying performance of the business.

>	Proforma IFRS adjustments – Due to certain IFRS standards only being applicable from 1 January 2005, the 2004 statutory results only include the impact of IFRS which are required to be applied retrospectively in the preparation of the 2005 results. As a result, management reviews the 2004 results on a proforma basis, incorporating the impact of those prospective IFRS where it can be determined what the impact would have been if the accounting changes had been effective in 2004. The impact includes the treatment of interest income and fees and the reclassification of preference shares from shareholders equity to debt, but excludes the effect of accounting for derivatives under IAS 39 as no estimate of their effect can be made.

>	One-off statutory IFRS adjustments – The conversion to IFRS resulted in the recognition of certain one off items including impairment charges. These items have been deducted from the results to allow management to understand the underlying performance of the business.
The adjustments applied to the Personal Financial Services group of reportable segments are:
>	IFRS embedded value charges and rebasing,

>	Reorganisation costs and other,

>	Intangible asset charges,

>	Hedging variances,

>	Proforma IFRS adjustments, and

>	One-off statutory IFRS adjustments.
The adjustment applied to the Portfolio Business Unit segment is Proforma IFRS adjustments.
Also included within trading interest income in 2005 is £9,454m (2004: £3,942m) of inter-segment funding offset against interest expense.

		Insurance and	Abbey	Group	Portfolio
	Retail	Asset	Financial	Infra-	Business
	Banking	Management	Markets	structure	Unit	Total	Adjustments	Group Total
	£m	£m	£m	£m	£m	£m	£m	£m

2005
Interest income	8,718	103	4,069	1,810	211	14,911	(9,454)	5,457
Interest expense	(7,318)	(48)	(4,068)	(2,023)	(247)	(13,704)	9,454	(4,250)

Net interest income	1,400	55	1	(213)	(36)	1,207	–	1,207
Non-interest income	561	267	252	197	286	1,563	(30)	1,533

Total trading income	1,961	322	253	(16)	250	2,770	(30)	2,740

Administrative and other expenses	(985)	(191)	(104)	(178)	(38)	(1,496)	(228)	(1,724)
Impairments	–	–	–	–	–	–	–	–
Depreciation	(65)	(2)	(1)	—	(123)	(191)	(8)	(199)

Total trading expenses	(1,050)	(193)	(105)	(178)	(161)	(1,687)	(236)	(1,923)

Provisions for bad and doubtful debts	(208)	–	–	–	(10)	(218)	–	(218)
Provisions for other liabilities and charges	(10)	(1)	–	–	8	(3)	–	(3)
Amounts written off fixed asset investments	–	–	–	–	–	–	–	–

Trading profit/(loss) before taxation	693	128	148	(194)	87	862	(266)	596

Adjust for:
IFRS embedded value charges and rebasing	–	(12)	–	–	–	(12)
Reorganisation expenses	(197)	(17)	(14)	(5)	–	(233)
Intangible asset charges	–	(3)	–	—	–	(3)
Hedging variances	3	–	–	(21)	–	(18)

Profit/(loss) before taxation	499	96	134	(220)	87	596

Financial Statements
Notes to the Financial Statements continued

				Provision	Provision	Admininstr-	Profit/
	Non-			for bad and	for	ation and	(loss)
	interest	Net interest		doubtful	contingent	other	before
	income	income	Depreciation	debts	liabilities	expenses	taxation
Adjustments comprise:	£m	£m	£m	£m	£m	£m	£m

2005
IFRS embedded value charges and rebasing	(12)	–	–	–	–	–	(12)
Reorganisation expenses	–	–	(5)	–	–	(228)	(233)
Intangible asset charges	–	–	(3)	–	–	–	(3)
Hedging variances	(18)	–	–	–	–	–	(18)

	(30)	–	(8)	–	–	(228)	(266)

		Insurance	Abbey		Portfolio
	Retail	and Asset	Financial	Group Infra-	Business
	Banking	Management	Markets	structure	Unit	Total	Adjustments	Group Total
	£m	£m	£m	£m	£m	£m	£m	£m

2004
Interest income	7,039	108	1,059	463	824	9,493	(3,856)	5,637
Interest expense	(5,607)	(36)	(1,061)	(661)	(751)	(8,116)	3,942	(4,174)

Net interest income	1,432	72	(2)	(198)	73	1,377	86	1,463
Non-interest income	477	279	291	151	158	1,356	26	1,382

Total trading income	1,909	351	289	(47)	231	2,733	112	2,845

Administrative and other expenses	(1,089)	(249)	(108)	(192)	(96)	(1,734)	(487)	(2,221)
Impairments	–	–	–	–	–	–	–	–
Depreciation	(64)	(13)	(1)	(34)	(184)	(296)	(251)	(547)

Total trading expenses	(1,153)	(262)	(109)	(226)	(280)	(2,030)	(738)	(2,768)

Provisions for bad and doubtful debts	(20)	–	–	–	(10)	(30)	85	55
Provisions for other liabilities and charges	(155)	–	–	2	–	(153)	(80)	(233)
Amounts written off fixed asset investments	–	–	–	–	80	80	–	80

Trading profit/(loss) before taxation	581	89	180	(271)	21	600	(621)	(21)

Adjust for:
IFRS embedded value charges and rebasing	–	21	–	–	–	21
Reorganisation expenses	(199)	(57)	(24)	(267)	–	(547)
Intangible asset charges	–	–	–	(20)	–	(20)
Proforma IFRS adjustments	80	(3)	–	97	(10)	164
One-off IFRS adjustments	(62)	(32)	(11)	(134)	–	(239)

Profit/(loss) before taxation	400	18	145	(595)	11	(21)

				Provision	Provision	Admininstr-	Profit/
	Non-			for bad and	for	ation and	(loss)
	interest	Net interest		doubtful	contingent	other	before
	income	income	Depreciation	debts	liabilities	expenses	taxation
Adjustments comprise:	£m	£m	£m	£m	£m	£m	£m

2004
IFRS embedded value charges and rebasing	(27)	–	–	80	(32)	–	21
Reorganisation expenses	(20)	–	–	–	(48)	(479)	(547)
Intangible asset charges	–	–	–	–	–	(20)	(20)
Proforma IFRS adjustments	73	86	–	5	–	–	164
One-off IFRS adjustments	–	–	(251)	–	–	12	(239)

	26	86	(251)	85	(80)	(487)	(621)

Financial Statements
Notes to the Financial Statements continued
2. Net interest income

	Group
	2005	2004
	£m	£m

Interest and similar income:
Loans and advances to banks	109	129
Loans and advances to customers	5,284	5,217
Other interest earning financial assets	64	291

Total interest and similar income	5,457	5,637

Interest and similar charges:
Deposits by banks	9	47
Deposits by customers	2,562	2,090
Debt securities in issue and other borrowed funds	1,175	1,258
Other interest bearing financial liabilities	504	779

Total interest and similar charges	4,250	4,174

Net interest income	1,207	1,463

3. Net fee and commission income

	Group
	2005	2004
	£m	£m

Fee and commission income:
Insurance	176	156
Banking fees	465	221
Fund management fees	112	89
Residential property	–	183
Other fees	6	4

Total fee and commission income	759	653

Fee and commission expense:
Introducer fees	–	51
Other fees paid	107	64

Total fee and commission expense	107	115

Net fee and commission income	652	538

4. Dividend income

	Group
	2005	2004
	£m	£m

Dividend income	1	1

5. Net trading income

	Group
	2005	2004
	£m	£m

Securities	100	83
Interest rate, equity and credit derivatives	152	185

Net trading income – Banking	252	268
Net trading income – Life Assurance	2,872	578

Total net trading income	3,124	846

6. Other operating income

	Group
	2005	2004
	£m	£m

Profit/(loss) on sale of investment securities	–	(168)
Profit/(loss) on sale of subsidiary undertakings	62	46
Profit/(loss) on sale of fixed assets	4	(34)
Income from operating lease assets	231	311
Net foreign exchange gains/(losses)	–	(9)
Income on other financial assets and liabilities designated at fair value	109	–
Loss on derivatives managed in conjunction with financial assets and liabilities designated at fair value	(112)	–
Other	(79)	195

	215	341

Financial Statements
Notes to the Financial Statements continued
7. Administration expenses

	Group
	2005	2004
	£m	£m

Staff costs:
Wages and salaries	648	838
Social security costs	59	70
Pensions costs:
- defined contribution plans	4	4
- defined benefit plans	99	116
Other personnel costs	98	(9)

	908	1,019

Property and equipment expenses	202	199
Information technology expenses	131	152
Other administrative expenses	483	851

	1,724	2,221

8. Depreciation and amortisation

	Group
	2005	2004
	£m	£m

Depreciation of property, plant and equipment excluding operating lease assets	72	149
Depreciation on operating lease assets	123	160
Amortisation and impairment of intangible fixed assets	4	154
Impairment of property, plant and equipment	–	62
Impairment of operating lease assets	–	22

	199	547

9. Audit and other services
The aggregate fees for audit and other services payable to Deloitte & Touche LLP is analysed as follows:

	Group
	2005	2004
	£m	£m

Audit services
- statutory audit	3.8	4.1
- audit related regulatory reporting	1.9	2.1

	5.7	6.2

Further assurance services	0.7	1.9
Tax services
- compliance services	–	0.1
- advisory services	–	–

	0.7	2.0

Other services
- other services	(0.2)	1.1

	6.2	9.3

% Non-Audit: Audit Services	8.8	50.0

No internal audit, valuation, litigation or recruitment services were provided by the external auditors during these years.
     Further assurance relates primarily to advice on accounting matters and accords with the definition of “audit related fees” per Securities Exchange guidance.
     Tax services relate principally to advice on Abbey’s tax affairs.
     The other service expenditure credit of £(0.2)m in 2005 relates to fees accrued in respect of the Sarbanes-Oxley readiness project. The scope of work performed was less than initially accrued for hence costs were reduced resulting in a credit to fees.
     The pre-approval of services provided by the external auditors is explained on page 77.
Included within the remuneration for audit services is the audit fee for Abbey National plc of £0.6m (2004: £0.9m)
     Of the fees payable to the Group’s auditors for audit services, £5.0m (2004: £4m) related to the UK.

Financial Statements
Notes to the Financial Statements continued
10. Impairment losses/(recoveries) on loans and advances

	Group
	2005	2004
	£m	£m

Loans and advances to customers	218	(55)

	218	(55)

11. Taxation expense

	Group
	2005	2004
	£m	£m

Current tax:
UK corporation tax on profit of the year	210	81
Adjustments in respect of prior periods	(22)	8

Total current tax	188	89

Deferred tax (Note 30)
Current year	(19)	(46)
Adjustments in respect of prior periods	7	(10)

Total deferred tax	(12)	(56)

Tax on profit for the year	176	33

Domestic income tax is calculated at 30% (2004: 30%) of the estimated assessable profits for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.
     Further information about deferred income tax is presented in Note 30. The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the basic tax rate of the parent as follows:

	Group
	2005	2004
	£m	£m

Profit before tax	596	(21)
Tax calculated at a tax rate of 30% (2004: 30%)	179	(6)
Effect of non-allowable provisions and other non-equalised items	89	32
Underlying tax relief on overseas dividends	(51)	–
Non-taxable dividend income	(20)	–
Amortisation and impairment of goodwill	(1)	4
Effect of non-UK profits and losses	(5)	5
Adjustment to prior year provisions	(15)	(2)

Income tax expense	176	33

In addition to the income tax expense charged to profit or loss a deferred tax asset of £46m (2004: £21m) has been recognised in equity in the year (see Note 30).
12. Profit/(loss) on ordinary activities after tax
The profit after tax of the Company attributable to the shareholders is £691m (2004 loss £284m). As permitted by Section 230 of the Companies Act 1985, the Company’s income statement has not been presented in these Consolidated Financial Statements.
13. Cash and balances with central banks

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Cash in hand	361	446	362	435
Other money market placements	–	–	–	–
Balances with central banks	630	8	8	8

	991	454	370	443

Financial Statements
Notes to the Financial Statements continued
14. Trading assets

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Loans and advances to banks	7,013	–	–	–
Loans and advances to customers	18,125	–	–	–
Debt securities	31,554	–	–	–
Equity securities	1,539	–	–	–

	58,231	–	–	–

Debt securities can be analysed as follows:

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Issued by public bodies:
Government securities	2,722	–	–	–
Other public sector securities	350	–	–	–

	3,072	–	–	–

Issued by other issuers:
Bank and building society certificates of deposit	18,647	–	–	–

	18,647	–	–	–

Other debt securities	9,835	–	–	–

	31,554	–	–	–

Debt securities and equity securities can be analysed by listing status as follows:

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Debt securities:
- Listed UK	1,075	–	–	–
- Listed elsewhere	7,171	–	–	–
- Unlisted	23,308	–	–	–

	31,554	–	–	–

Equity securities:
- Listed UK	1,093	–	–	–
- Listed elsewhere	446	–	–	–

	1,539	–	–	–

15. Derivative financial instruments
Derivatives held for trading purposes
Abbey Financial Markets (“AFM”) is the principal area of the Group actively trading derivative products and is additionally responsible for implementing Group derivative hedging with the external market. For trading activities AFM’s objectives are to gain value by:
> marketing derivatives to end users and hedging the resulting exposures efficiently and

> the management of trading exposure reflected on the groups balance sheet.
Trading derivatives include interest rate, cross currency, equity, residential property and other index related swaps, forwards, caps, floors, swaptions, as well as credit default and total return swaps, equity index contracts and exchange traded interest rate futures and equity index options.
Hedging Derivatives
The main derivatives are interest rate, cross-currency swaps, and credit default swaps, which are used to hedge the Group’s exposure to interest rates, exchange rates and credit spread movements. These risks are inherent in non-trading assets, liabilities and positions, including fixed-rate lending and structured savings products within the relevant operations throughout the Group, including medium-term note issues, capital issues and fixed-rate asset purchases.
     The following table summarises activities undertaken by the Group, the related risks associated with such activities and the types of derivatives used in managing such risks. Such risks may also be managed using natural offsets within other on-balance sheet instruments as part of an integrated approach to risk management.

Financial Statements
Notes to the Financial Statements continued

Activity	Risk	Types of Hedge

Management of the return on variable rate assets financed by shareholders’ funds and net non-interest bearing liabilities.	Reduced profitability due to falls in interest rates.	Receive fixed interest rate swaps.
Fixed rate lending and investments.	Sensitivity to increases in interest rates.	Pay fixed interest rate swaps.
Fixed rate retail and wholesale funding.	Sensitivity to falls in interest rates.	Receive fixed interest rate swaps.
Equity-linked retail funding.	Sensitivity to increases in equity market indices.	Receive equity swaps.
Management of other net interest income on retail activities.	Sensitivity of income to changes in interest rates.	Interest rate swaps
Profits earned in foreign currency.	Sensitivity to strengthening of sterling against other currencies.	Forward foreign exchange contracts.
Investment in foreign currency assets.	Sensitivity to strengthening of sterling against other currencies.	Cross-currency and foreign exchange swaps.
Issuance of products with embedded equity options.	Sensitivity to changes in underlying index and index volatility causing option exercise.	Interest rate swaps combined with equity options.
Lending, and issuance of, products with embedded interest rate options.	Sensitivity to changes in underlying rate and rate volatility causing option exercise.	Interest rate swaps pluscaps/floors, and other matched options.
Investment in, and issuance of, bonds with put/call features.	Sensitivity to changes in rates causing option exercise.	Interest rate swaps combined with swaptions and other matched options.
Firm commitments (e.g. asset purchases, issues arranged).	Sensitivity to changes in rates between arranging a transaction and completion.	Hedges are arranged at the time of commitments if there is exposure to rate movements.
Management of the return on variable rate assets financed by shareholders’ funds and net non-interest bearing liabilities.	Reduced profitability due to falls in interest rates.	Receive fixed interest rate swaps.

Derivative products which are combinations of more basic derivatives (such as swaps with embedded option features), or which have leverage features, may be used in circumstances where the underlying position being hedged contains the same risk features. In such cases, the derivative used will be structured to match the risks of the underlying asset or liability. Exposure to market risk on such contracts is therefore hedged.
The fair values of derivative instruments held both for trading and hedging purposes are set out in the following tables.
     The tables below show the contract or underlying principal amounts, positive and negative fair values of derivatives analysed by contract. Contract or notional amounts indicate the volume of business outstanding at the balance date and do not represent amounts of risk. The fair values represent the amount at which a contract could be exchanged in an arms length transaction, calculated at market rates at the balance sheet date.

	Group
	Contract/ notional	Fair value	Fair value
	amount	assets	liabilities
2005 Derivatives held for trading	£m	£m	£m

Exchange rate contracts:
Cross –currency swaps	14,777	119	252
Forward exchange swaps and forwards	1,132	5	12

	15,909	124	264

Interest rate contracts:
Interest rate swaps	400,418	9,273	9,187
Caps, floors and swaptions	41,016	796	755
Futures (exchange traded)	1,314	197	1
Forward rate agreements	511	—	—

	443,259	10,266	9,943

Equity and credit contracts:
Equity index and similar products	8,748	475	786
Equity index options (exchange traded)	3,937	141	—
Credit default swaps and similar products	21,283	108	99

	33,968	724	885

Sub total derivative assets / liabilities held for trading	493,136	11,114	11,092

Effect of netting	—	—	—

Total derivative assets / liabilities held for trading	493,136	11,114	11,092

Financial Statements
Notes to the Financial Statements continued

	Group
	Contract/ notional	Fair value	Fair value
	amount	assets	liabilities
2005 Derivatives held for fair value hedging purposes	£m	£m	£m

Exchange rate contracts:
Cross –currency swaps	12,376	528	158

	12,376	528	158

Interest rate contracts:
Interest rate swaps	9,422	213	14

	9,422	213	14

Sub total derivative assets / (liabilities) held for fair value hedging purposes	21,798	741	172

Total recognised derivative assets / (liabilities)	514,934	11,855	11,264

	Company
	Contract/ notional	Fair value	Fair value
	amount	assets	liabilities
2005 Derivatives held for trading purposes	£m	£m	£m

Exchange rate contracts:
Cross –currency swaps	522	332	2

	522	332	2

Interest rate contracts:
Interest rate swaps	32,447	437	454
Caps, floors and swaptions	523	3	1

	32,970	440	455

Equity and credit contracts:
Equity index and similar products	334	71	163

	334	71	163

Sub total derivative assets / (liabilities) held for fair value hedging purposes	33,826	843	620

Total recognised derivative assets / (liabilities)	33,826	843	620

	Company
	Contract/ notional	Fair value	Fair value
	amount	assets	liabilities
2005 Derivatives held for fair value hedging purposes	£m	£m	£m

Exchange rate contracts:
Cross –currency swaps	1,658	181	–

	1,658	181	–

Interest rate contracts:
Interest rate swaps	7,128	203	3

	7,128	203	3

Sub total derivative assets / (liabilities) held for fair value hedging purposes	8,786	384	3

Total recognised derivative assets / (liabilities)	42,612	1,227	623

	Group
	Contract/ notional	Fair value	Fair value
	amount	assets	liabilities
2004 Derivatives held for trading	£m	£m	£m

Exchange rate contracts:
Cross –currency swaps	8,817	194	393
Forward exchange swaps and forwards	3,533	13	164

	12,350	207	557

Interest rate contracts:
Interest rate swaps	377,931	8,855	8,694
Caps, floors and swaptions	54,074	824	765
Futures (exchange traded)	1,069	–	–
Forward rate agreements	2,290	–	–

	435,364	9,679	9,459

Equity and credit contracts:
Equity index and similar products	15,696	581	1,750
Equity index options (exchange traded)	3,487	128	127
Credit default swaps and similar products	17,156	90	80

	36,339	799	1,957

Sub total derivative assets / (liabilities) held for trading	484,053	10,685	11,973

Effect of netting	–	(8,308)	(8,308)

Total derivative assets / (liabilities) held for trading	484,053	2,377	3,665

Financial Statements
Notes to the Financial Statements continued

	Group
	Contract/ notional	Fair value	Fair value
	amount	assets	liabilities
2004 Derivatives held for non-trading purposes	£m	£m	£m

Exchange rate contracts:
Cross –currency swaps	23,311	761	1,440
Forward exchange swaps and forwards	1,194	7	–

	24,505	768	1,440

Interest rate contracts:
Interest rate swaps	49,143	1,136	376
Caps, floors and swaptions	1,707	6	1

	50,850	1,142	377

Equity and credit contracts:
Equity index and similar products	256	–	140
Credit default swaps and similar products	418	18	50

	674	18	190

Sub total derivative assets / (liabilities) held for fair value hedging purposes	76,029	1,928	2,007

Total recognised derivative assets / (liabilities)	560,082	4,305	5,672

The Company did not have any derivatives held for trading purposes in 2004.

	Company
	Contract/ notional	Fair value	Fair value
	amount	assets	liabilities
2004 Derivatives held for non-trading purposes	£m	£m	£m

Exchange rate contracts:
Cross –currency swaps	1,407	–	67

	1,407	–	67

Interest rate contracts:
Interest rate swaps	45,675	568	99

	45,675	568	99

Equity and credit contracts:
Equity index and similar products	334	–	140

	334	–	140

Sub total derivative assets / (liabilities) held for fair value hedging purposes	47,416	568	306

Total recognised assets / (liabilities)	47,416	568	306

Gains or losses arising from fair value hedges

	Group	Company
	2005	2005
	£m	£m

Gains/(losses):
On hedging instruments	20	41
On the hedged items attributable to hedged risk	(38)	(49)

	(18)	(8)

The following table analyses over-the-counter (OTC) and other non-exchange traded derivatives held for non-trading purposes by remaining maturity:

	Group
	Contract or		Contract or
	underlying	Replacement	underlying	Replacement
	principal	cost	principal	cost
	2005	2005	2004	2004
	£m	£m	£m	£m

Hedging/ Non-trading derivatives maturing:
In not more than one year	4,702	19	26,673	286
In more than one year but not more than five years	7,880	236	38,727	912
In more than five years	9,216	486	10,629	730

	21,798	741	76,029	1,928

Financial Statements
Notes to the Financial Statements continued

	Company
	Contract or		Contract or
	underlying	Replacement	underlying	Replacement
	principal	cost	principal	cost
	2005	2005	2004	2004
	£m	£m	£m	£m

Hedging/ Non-trading derivatives maturing:
In not more than one year	534	19	9,204	–
In more than one year but not more than five years	5,210	77	18,207	568
In more than five years	3,042	288	20,005	–

	8,786	384	47,416	568

The following table analyses replacement cost for over-the-counter and other non-exchange traded derivatives with positive market values held for trading purposes by remaining maturity before netting:

	Group
	Contract or		Contract or
	underlying	Replacement	underlying	Replacement
	principal	cost	principal	cost
	2005	2005	2004	2004
	£m	£m	£m	£m

Trading derivatives maturing (before netting):
In not more than one year	107,679	655	80,237	820
In more than one year but not more than five years	208,560	3,285	222,234	3,470
In more than five years	171,646	6,836	177,026	6,267

	487,885	10,776	479,497	10,557

	Company
	Contract or		Contract or
	underlying	Replacement	underlying	Replacement
	principal	cost	principal	cost
	2005	2005	2004	2004
	£m	£m	£m	£m

Trading derivatives maturing (before netting):
In not more than one year	306	15	—	—
In more than one year but not more than five years	14,498	142	—	—
In more than five years	19,022	686	—	—

	33,826	843	—	—

Unrecognised gains and losses on financial assets and financial liabilities resulting from hedge accounting
Under UK GAAP gains and losses on financial instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging were as follows in 2004. Under IAS 39, applied prospectively from 1 January 2005, all derivative contracts are held at fair value and recorded on the balance sheet, hence in 2005 there were no unrecognised gains and losses on financial assets and financial liabilities resulting from hedge accounting:

	Group
			2004
	2004	2004	Net gains
	Gains	Losses	(losses)
	£m	£m	£m

Gains and losses expected to be recognised:
In one year or less	209	(89)	120
After one year	1,328	(1,732)	(404)

	1,537	(1,821)	(284)

The net gain unrecognised as at the start of the year and recognised in 2004 was £210m.
16. Financial assets designated at fair value

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Loans and advances to banks	1,639	–	–	–
Loans and advances to customers	4,406	–	790	–
Debt securities	12,882	–	–	–
Equity securities	11,670	–	–	–

	30,597	–	790	–

Financial Statements
Notes to the Financial Statements continued
Financial assets are designated at fair value through profit or loss where this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring the assets or liabilities or recognising gains or losses on them on a different basis. The following assets have been designated at fair value through profit or loss;
(a)	Loans and advances to customers, representing loans secured on residential lending to housing associations. These would otherwise have been measured at amortised cost with the associated derivatives used to economically hedge the risk held for trading and measured at fair value through profit or loss.

(b)	Debt and equity securities held by the Life Assurance businesses to back the actuarial liabilities of those businesses. These would otherwise have been classified as available for sale and measured at fair value through equity with the associated liabilities classified as and measured at amortised cost.
The maximum exposure to credit risk on the loans and advances held at fair value through profit or loss at the balance sheet date was £5,886m for the Group and £760m for the Company. This maximum exposure was mitigated by the Group having a charge over the residential properties in respect of lending to housing associations. Of the movement in the fair value of the loans and advances to banks and an immaterial amount was amount both cumulatively and in the period was due to changes in credit spreads. This is due to the loans and advances to banks being short-term cash deposits and the loans and advances to customers being residential lending to housing associations, which are government guaranteed.
Debt securities can be analysed as follows:

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Issued by public bodies:
Government securities	2,894	–	–	–

Other public sector securities	417	–	–	–

	3,311	–	–	–

Issued by other issuers:
Bank and building society certificates of deposit	841	–	–	–

	841	–	–	–

Other debt securities	8,730	–	–	–

	12,882	–	–	–

Debt securities and equity securities can be analysed by listing status as follows:

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Debt securities:
- Listed UK	9,065	–	–	–
- Listed elsewhere	2,860	–	–	–
- Unlisted	957	–	–	–

	12,882	–	–	–

Equity securities:
- Listed UK	10,918	–	–	–
- Listed elsewhere	668	–	–	–
- Unlisted	84	–	–	–

	11,670	–	–	–

17. Loans and advances to banks

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Placements with other banks	444	5,354	293	224
Amounts due from subsidiaries	–	–	32,716	23,381
Purchase and resale agreements	–	6,397	–	–

Total	444	11,751	33,009	23,605

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Repayable:
On demand	109	4,424	7,673	209
In not more than 3 months	334	7,263	284	85
In more than 3 months but not more than 1 year	1	63	–	322
In more than 1 year but not more than 5 years	–	1	25,000	20,740
In more than 5 years	–	–	52	2,249

	444	11,751	33,009	23,605

Financial Statements
Notes to the Financial Statements continued
The loans and advances to banks in the above table have the following interest rate structures:

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Fixed rate	32	7,854	25,056	20,136
Variable rate	220	3,790	7,767	3,375
Non-interest bearing	192	107	186	94

	444	11,751	33,009	23,605

18. Loans and advances to customers

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Advances secured on residential properties	90,098	91,178	90,072	75,175
Corporate loans	–	880	–	–
Purchase and resale agreement	–	11,257	–	–
Finance leases	3	1,108	3	3
Other secured advances	1,884	1,793	1,659	1,090
Other unsecured advances	3,876	3,667	3,763	3,391
Amounts due from subsidiaries	–	–	186	434

Loans and advances to customers	95,861	109,883	95,683	80,093

Less: loan loss allowances	394	467	453	233

Loans and advances to customers, net of loan loss allowances	95,467	109,416	95,230	79,860

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Repayable:
On demand	2,398	9,433	2,355	1,859
In no more than 3 months	149	6,315	132	706
In more than 3 months but not more than a year	2,216	2,721	2,171	1,930
In more than 1 year but not more than 5 years	12,005	12,798	11,956	10,273
In more than 5 years	79,093	78,616	79,069	65,325

Loans and advances to customers	95,861	109,883	95,683	80,093

Less: loan loss allowances	394	467	453	233

Loans and advances to customers, net of loan loss allowances	95,467	109,416	95,230	79,860

The loans to customers in the above table have the following interest rate structures:

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Fixed rate	26,644	35,242	26,513	18,449
Variable rate	69,217	74,641	69,170	61,644
Less: loan loss allowances	394	467	453	233

	95,467	109,416	95,230	79,860

Interest income recognised on impaired loans amounted to £4m.
Movement in loan loss allowances:

				Other	Other
	Loans secured on	Corporate	Finance	secured	unsecured
	residential property	loans	leases	advances	advances	Total
Group	£m	£m	£m	£m	£m	£m

As at 31 December 2004	67	81	–	151	168	467
IFRS reclassifications	(15)	(81)	3	(4)	57	(40)
As at 1 January 2005	52	–	3	147	225	427
Charge to the income statement for the period	9	–	(1)	12	235	255
Write offs	(5)	–	1	(36)	(248)	(288)

At 31 December 2005	56	–	3	123	212	394

As at 1 January 2004	202	333	–	124	206	865
Disposal of subsidiary undertakings	(28)	–	–	(38)	(4)	(70)
Charge to the income statement for the period	(119)	(88)	–	98	74	(35)
Write offs	12	(164)	–	(33)	(108)	(293)

At 31 December 2004	67	81	–	151	168	467

IFRS reclassifications relate primarily to reclassification of provisions relating to certain corporate loans in the portfolio business unit segment.

Financial Statements
Notes to the Financial Statements continued

		Amounts		Other	Other
	Loans secured on	due from	Finance	secured	unsecured
	residential property	subsidiaries	leases	advances	advances	Total
Company	£m	£m	£m	£m	£m	£m

As at 31 December 2004	61	183	–	7	165	416
IFRS reclassifications	(18)	–	3	(2)	58	41
As at 1 January 2005	43	183	3	5	223	457
Charge to the income statement for the period	11	3	(1)	2	227	242
Write offs	(6)	–	1	(1)	(240)	(246)

At 31 December 2005	48	186	3	6	210	453

As at 1 January 2004	147	88	–	11	119	365
Disposal of subsidiary undertakings	—	–	–	(3)	–	(3)
Charge to the income statement for the period	(102)	97	–	7	163	165
Write offs	16	(2)	–	(8)	(117)	(111)

At 31 December 2004	61	183	–	7	165	416

Loans and advances to customers include finance lease receivables.

		Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Gross investment in finance leases, receivable:
No later than 3 months	1	64	1	–
Later than 3 months and no later than 1 year	1	21	1	–
Later than 1 year and no later than 5 years	1	145	1	3
Later than 5 years	–	1,753	–	–

	3	1,983	3	3

Unearned future finance income on finance leases	–	(875)	–	–
Less: Provisions allowance for impairment	3	—	3	–

Net investment in finance leases	–	1,108	–	3

The net investment in finance leases may be analysed as follows:
No later than 3 months	–	36	–	–
Later than 3 months and no later than 1 year	–	11	–	–
Later than 1 year and no later than 5 years	–	82	–	3
Later than 5 years	–	979	–	–

	–	1,108	–	3

19. Debt securities

	Group		Company
	2005	2004	2005	2004
Investment securities	£m	£m	£m	£m

Issued by public bodies:
Other public sector securities	–	28	–	28

	–	28	–	28

Issued by other issuers:
Bank and building society certificates of deposit	–	317	–	–
Other debt securities	–	361	–	377

	–	678	–	377

Less: provisions	–	(34)	–	–

Sub-total — Non-trading book	–	672	–	405

Other securities
Issued by public bodies:
Government securities	–	7,492	–	–
Other public sector securities	–	2,887	–	–

	–	10,379	–	–

Issued by other issuers:
Bank and building society certificates of deposit	–	12,683	–	–
Other debt securities	–	13,276	–	–

	–	25,959	–	–

Sub-total — Trading book	–	36,338	–	–

Total	–	37,010	–	405

The investment securities held by the Company in 2004 include subordinated investments in subsidiaries of £377m and are included within Other debt securities. Investment securities held by the Group in 2004 included £nil of subordinated investments in associates.

Financial Statements
Notes to the Financial Statements continued
Analysed by listing status:

	Group		Company
	2005	2004	2005	2004
Investment securities	£m	£m	£m	£m

Listed in the UK	–	370	–	–
Listed or registered elsewhere	–	255	–	–
Unlisted	–	47	–	405

Sub-total — Non-trading book	–	672	–	405

Other securities
Listed in the UK	–	14,144	–	–
Listed or registered elsewhere	–	7,646	–	–
Unlisted	–	14,548	–	–

Sub-total — Trading book	–	36,338	–	–

Total	–	37,010	–	405

Book value of debt securities analysed by maturity:

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Due within 1 year	–	19,029	–	28
Due in more than 1 year but not more than 5 years	–	6,892	–	–
Due in more than 5 years but not more than 10 years	–	10,112	–	–
Due in more than 10 years	–	1,011	–	377
Less: provisions	–	(34)	–	–

	–	37,010	–	405

The movement on debt securities held for investment purposes was as follows:

	Group
	Cost	Provisions	Net book value
	£m	£m	£m

At 1 January 2004	1,931	(178)	1,753
Exchange adjustments	(148)	–	(148)
Additions	1,476	–	1,476
Disposals	(1,331)	93	(1,238)
Redemptions and maturities	(1,239)	–	(1,239)
Transfers to other securities (net)	–	(16)	(16)
Transfer from profit and loss account	–	67	67
Net of amortisation of discounts (premiums)	17	–	17

At 31 December 2004	706	(34)	672

	Company
	Cost	Provisions	Net book value
	£m	£m	£m

At 1 January 2004	480	–	480
Exchange Adjustments	(43)	–	(43)
Disposals	(32)	–	(32)

At 31 December 2004	405	–	405

The total net book value of debt securities held for investment purposes at 31 December 2004 includes net unamortised premiums/discounts of £34m.
     The Group also purchases credit protection by entering into credit derivative transactions such as credit default swaps and total return swaps with highly rated banks.
20. Equity shares and other similar interests

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Listed in the UK	–	8,451	–	–
Listed elsewhere	–	2,287	–	–
Unlisted	–	54	–	1

	–	10,792	–	1

Banking business	–	30	–	1
Trading business	–	10,762	–	–

	–	10,792	–	1

There was a small movement on Company equity shares and other similar interests held for investment purposes during the 2004 year. The total amount held in 2004 was £1m. There were no provisions. These amounts exclude investment in subsidiary undertakings.

Financial Statements
Notes to the Financial Statements continued
21. Securitisation of assets
Loans and advances to customers include portfolios of residential mortgage loans, which are subject to non-recourse finance arrangements. These loans have been purchased by, or assigned to, special purpose securitisation companies (‘Securitisation Companies’), and have been funded primarily through the issue of mortgage-backed securities (‘Securities’). No gain or loss has been recognised as a result of these sales. These Securitisation Companies are consolidated and included in the Group financial statements as subsidiaries.
     Abbey National plc and its subsidiaries are under no obligation to support any losses that may be incurred by the Securitisation Companies or holders of the Securities except as described below, and do not intend to provide such further support. Up to and including 31 December 2001, Abbey required Mortgage Indemnity Guarantee (‘MIG’) policies for all mortgaged properties with a Loan to Original Property Value ratio of more than 75 per cent (with the exception of some flexible loans). These MIG policies were underwritten by Carfax Insurance Limited, or (‘Carfax’), a wholly owned subsidiary of Abbey. However, on 14 October 2005, Abbey exercised its right to cancel all relevant MIG policies, as a result of which none of the mortgage loans purchased by, or assigned to Securitisation Companies is covered by a MIG policy. Holders of the Securities are only entitled to obtain payment of principal and interest to the extent that the resources of the Securitisation Companies are sufficient to support such payments, and the holders of the Securities have agreed in writing not to seek recourse in any other form.
     Abbey National plc receives payments from the Securitisation Companies in respect of fees for administering the loans, and payment of deferred consideration for the sale of the loans. Abbey National plc has no right or obligation to repurchase the benefit of any securitised loan, except if certain representations and warranties given by Abbey National plc at the time of transfer are breached.
     In December 2005 Holmes Funding Limited acquired, at book value, a beneficial interest in the trust property vested in Holmes Trustees Limited. This further beneficial interest of £3.8bn was acquired through borrowing from Holmes Financing (No.9) plc, which funded its advance to Holmes Funding Limited, principally through the issue of mortgage backed securities. The remaining share of the beneficial interest in residential mortgage loans held by Holmes Trustees Limited belongs to Abbey National plc, and amounts to £14.0bn at 31 December 2005.
The balances of assets securitised and non-recourse finance at 31 December 2005 were as follows:

		Gross assets
		securitised	Non- recourse finance
Securitisation company	Closing date of securitisation	£m	£m

Holmes Financing (No.1) plc	26 July 2000	904	904
Holmes Financing (No.2) plc	29 November 2000	628	753
Holmes Financing (No.3) plc	23 May 2001	546	546
Holmes Financing (No.4) plc	5 July 2001	1,836	1,836
Holmes Financing (No.5) plc	8 November 2001	955	955
Holmes Financing (No.6) plc	7 November 2002	2,077	2,077
Holmes Financing (No.7) plc	26 March 2003	1,079	1,882
Holmes Financing (No.8) plc	1 April 2004	2,890	2,890
Holmes Financing (No.9) plc	8 December 2005	3,797	3,797
Retained interest in Holmes Trustees Limited		13,979	–

		28,691	15,640

The gross assets securitised represent the interest in the trust property held by Holmes Funding Limited related to the debt issued by the securitisation companies. The retained interest in Holmes Trustees Limited represents the proportion of the funds required to be retained in the trust as part of the master structure trust agreement.
     The securitisation vehicles have placed deposits totalling £928m representing cash, which has been accumulated to finance the redemption of a number of securities issued by the securitisation companies. The securitisation companies’ contractual interest in advances secured on residential property is therefore reduced by this amount.
     Abbey National plc does not own directly, or indirectly, any of the share capital of any of the above securitisation companies or their parents.
     A summarised income statement and cash flow statement for the years ended 31 December 2005 and 2004 and an aggregated balance sheet at 31 December 2005 and 2004 for the above companies is set out below:
Income statement for the year ended 31 December

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Net interest income	22	15	–	–
Other operating income	(50)	(9)	–	–
Administrative expenses	(2)	(1)	–	–
Impairment losses on loans and advances	(3)	19	–	–
Taxation expense	9	(3)	–	–

Profit/(loss) for the financial period	(24)	21	–	–

Financial Statements
Notes to the Financial Statements continued
Balance sheet as at 31 December

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Derivative financial instruments	321	–	–	–
Loans and advances to banks	928	2,986	–	–
Loans and advances to customers	15,042	13,241	–	–
Other assets	8	24	–	–

Total assets	16,299	16,251	–	–

Deposits by banks	206	540	–	–
Derivative financial instruments	158	—	–	–
Debt securities in issue	15,950	15,681	–	–
Other liabilities	2	32	–	–
Profit and loss account	(17)	(2)	–	–

Total liabilities	16,299	16,251	–	–

In addition in 2005 £1.9bn was raised from two issues from Abbey’s €12.0bn covered bond programme established in 2005. The covered bonds are secured by a pool of ring-fenced residential mortgages. The covered bond issues are not included in the tables above.
22. Available for sale securities

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Debt securities	–	–	270	–
Equity securities	13	–	2	–

	13	–	272	–

Maturities of debt securities

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Due in more than 10 years	–	–	270	–

	–	–	270	–

Debt securities can be analysed as follows:

		Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Other debt securities	–	–	270	–

	–	–	270	–

Debt securities and equity securities can be analysed by listing status as follows:

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Debt securities:
- Unlisted	–	–	270	–

	–	–	270	–

Equity securities:
- Listed UK	12	–	1	–
- Unlisted	1	–	1	–

	13	–	2	–

Financial Statements
Notes to the Financial Statements continued
All debt securities have fixed coupons. Equity securities do not bear interest.
The movement in available for sale securities may be summarised as follows:

	Group	Company
	Total	Total
	£m	£m

At 1 January 2005	11	379
Exchange differences on monetary assets	—	(9)
Additions	2	—
Disposals (sale and redemption)	—	(100)

At 31 December 2005	13	270

23. Investment in subsidiary undertakings

	2005	2004
	Net book value	Net book value
	£m	£m

Subsidiary undertakings:
Banks	2,974	2,486
Others	5,716	5,764

	8,690	8,250

The movement in shares in Group undertakings was as follows:

	Cost	Impairment	Company
	£m	£m	£m

At 1 January 2005	9,962	(1,712)	8,250
Additions	1	(34)	(33)
Disposals	(68)	—	(68)
Write-back of impairments	—	541	541

At 31 December 2005	9,895	(1,205)	8,690

During the year a £67m dividend was paid by Scottish Mutual Pensions Limited out of capital. Hence Abbey National plc’s investment in Scottish Mutual Pensions Limited has reduced by £67m. Abbey National Independent Financial Consultants Limited was dissolved during 2005 making up the remaining £1m of disposals.
     The write-back of impairments of shares in Group undertakings in the year included: Abbey National Treasury Services plc £492m, Cater Tyndall Limited £23m, Scottish Mutual International Holdings £18m, and Inscape Investments Limited £4m.
     This was offset by impairment of shares in Group undertakings, which include the following: Scottish Mutual Pensions Limited £12m, Abbey National Business Equipment Leasing Limited £10m, Key Investments Limited £2m, and Abbey National Business Leasing (Holdings) Limited £2m. These impairments are only in the Abbey National plc accounts and do not affect the consolidated accounts.
     Investments in subsidiaries are held at cost subject to impairment.
The following table details group undertakings sold in the year and the consideration received.

		Consideration
Date	Company/Business disposed of	£m

15 Mar 2005	Life Online	84
22 Mar 2005	Abbey National December Leasing (4) Limited	188
30 Mar 2005	Abbey National December Leasing (7) Limited	13
06 Jun 2005	Abbey National June Leasing (4) Limited	38
31 Aug 2005	Agecroft Properties (No. 2) Limited	42
30 Sep 2005	Abbey National September Leasing (5) Limited	444
01 Dec 2005	Abbey National December Leasing (1) Limited	36

The principal subsidiaries of Abbey National plc at 31 December 2005 are shown below, all of which are directly held and unlisted except where indicated. The Directors consider that to give full particulars of all subsidiary undertakings would lead to a statement of excessive length. In accordance with s.231(5) of the Companies Act 1985 the following information relates to those subsidiary undertakings whose results or financial position, in the opinion of the directors, principally affect the results of the group. Full particulars of all subsidiary undertakings will be annexed to the Company’s next annual return in accordance with s.231(6)(b) Companies Act 1985.

Financial Statements
Notes to the Financial Statements continued

			Country of Incorporation
Principal subsidiary	Nature of business	% Interest held	or registration

Abbey National Treasury Services plc	Treasury operations	100%	England & Wales
Abbey National Unit Trust Managers Ltd*	Unit trust management	100%	Scotland
Abbey National International Ltd*	Personal finance	100%	Jersey
Cater Allen International Ltd*	Securities financing	100%	England & Wales
Scottish Mutual Investment Managers Ltd*	Investment managers	100%	Scotland
Abbey National Life plc	Insurance	100%	England & Wales
Abbey National PEP and ISA Managers Ltd*	PEP and ISA management	100%	Scotland
Scottish Mutual Assurance plc*	Insurance	100%	Scotland
Scottish Provident Ltd*	Insurance	100%	Scotland
Scottish Mutual Pension Funds Investment Ltd*	Investment	100%	Scotland
Abbey National North America LLC*	Funding	100%	United States
Abbey National Securities Inc*	Securities financing	100%	United States
Porterbrook Leasing Company Limited	Leasing	100%	England & Wales

*	Held indirectly through subsidiary companies.
All the above companies are included in the Consolidated Financial Statements. The Company holds directly or indirectly 100% of the issued ordinary share capital of its principal subsidiaries. All companies operate principally in their country of incorporation or registration. Abbey National Treasury Services plc also has a branch office in the US. Abbey National plc has branches in the Isle of Man, Northern Ireland and the Republic of Ireland and a representative office in Dubai. Abbey National International Limited has branches in the Isle of Man and Portugal. Scottish Mutual Investment Managers Limited has a branch in Northern Ireland. Scottish Mutual Assurance plc has branches in Northern Ireland and the Republic of Ireland. Scottish Provident Limited has a branch in the Republic of Ireland.
24. Investment in associated undertakings
The movement in interests in associated undertakings for 2005 was as follows:

	Group	Company
	2005	2005
	£m	£m

At 1 January 2005	25	19
Additional investment	5	5
Share of results	(2)	—
Share of tax	(1)	—
Dividends received	(3)	—

At 31 December 2005	24	24

The principal associated undertakings at 31 December 2005 were:

	Country of	Assets	Liabilities	Income	Expense	% interest
Name and nature of business	incorporation	£m	£m	£m	£m	held

PSA Finance plc, Personal finance	England and Wales	44	(3)	(4)	6	50.0
Santander Consumer Finance (UK) plc	England and Wales	48	(41)	(3)	7	49.9

All associated undertakings are unlisted and have a year-end of 31 December.
25. Intangible assets
a) Goodwill

		Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Cost
At 1 January	776	782	—	—
Disposals	—	(6)	—	—

At 31 December	776	776	—	—

Accumulated impairment
At 1 January	640	635	—	—
Impairment losses	—	7	—	—
Disposals	—	(2)	—	—

At 31 December	640	640	—	—

Net book value	136	136	—	—

Impairment review of Goodwill
During 2005 there was no impairment of goodwill (2004: £7m). Impairment testing in respect of goodwill is performed annually and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount: the higher of the

Financial Statements
Notes to the Financial Statements continued
cash-generating unit’s net selling price and its value in use. Net selling price is calculated by reference to the amount at which the asset could be disposed of in a binding sale agreement in an arm’s length transaction evidenced by an active market or recent transactions for similar assets. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre -tax basis.
     The following cash-generating units include in their carrying value goodwill that is a significant proportion of total goodwill reported by Abbey. These cash-generating units do not carry on their balance sheet any intangible assets with indefinite useful lives, other than goodwill.

			Goodwill
Significant Business		2005	2004	Basis of	Key	Discount
Division	Cash Generating Unit	£m	£m	valuation	assumptions	rate	Growth rate

Retail Banking	Cater Allen Private Banking	90	90	Value in use:	3 year plan	6.6%	2.3%
				cash flow
Insurance and Asset	Insurance and Asset	46	46	Value in use:	2006	7.0%	5.0%
Management	Management			cash flow	Budget

There was no evidence of impairment arising from this review.
b) Other intangibles

			Group
	Trademarks	Distribution channels	Total
	£m	£m	£m

Cost
At 1 January 2005	24	235	259

At 31 December 2005	24	235	259

Accumulated amortisation / impairment
At 1 January 2005	4	216	220
Charge for the year	1	3	4

At 31 December 2005	5	219	224

Net book value	19	16	35

			Group
	Trademarks	Distribution channels	Total
	£m	£m	£m

Cost
At 1 January 2004	24	235	259
At 31 December 2004	24	235	259

Accumulated amortisation / impairment
At 1 January 2004	3	70	73
Amortisation charge for the year	1	11	12
Impairment losses	—	135	135

At 31 December 2004	4	216	220

Net book value	20	19	39

In 2004, an impairment in the value of distribution channels was recognised due to the expectation of reduced profitability in a competitive UK protection market through the independent financial adviser channels in place at the date of Scottish Provident’s acquisition.
26. Value of in-force business

		Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Cost
At 1 January	1,777	1,467	—	—
Changes in value of in-force business	(56)	377	—	—

At 31 December	1,721	1,844	—	—

Following the adoption of IFRS 4 “Insurance contracts” the value of in-force business at 31 December 2004 of £1,844m was restated to £1,777m at 1 January 2005.

Financial Statements
Notes to the Financial Statements continued
27. Property, plant and equipment (excluding operating lease assets)

				Group
	Owner-occupied	Office fixtures	Computer
	properties	and equipment	software	Total
	£m	£m	£m	£m

Cost:
At 1 January 2005	50	1,018	265	1,333
Additions	14	92	84	190
Disposals	(18)	(67)	(2)	(87)

At 31 December 2005	46	1,043	347	1,436

Accumulated depreciation:
At 1 January 2005	10	804	257	1,071
Depreciation charge for the year	3	64	5	72
Disposals	(1)	(18)	(2)	(21)

At 31 December 2005	12	850	260	1,122

Closing net book amount	34	193	87	314

				Group
	Owner-occupied	Office fixtures	Computer
	properties	and equipment	software	Total
	£m	£m	£m	£m

Cost:
At 1 January 2004	101	982	357	1,440
Disposal of subsidiary undertakings (Note 23)	—	(7)	—	(7)
Additions	6	84	25	115
Disposals	(7)	(41)	(117)	(165)
Transfers from (to) investment property	(50)	—	—	(50)

At 31 December 2004	50	1,018	265	1,333

Accumulated depreciation:
At 1 January 2004	11	748	240	999
Disposal of subsidiary undertakings	—	(6)	—	(6)
Depreciation charge for the year	3	78	68	149
Impairment charge	14	—	48	62
Disposals	(16)	(16)	(99)	(131)
Transfers to investment property	(2)	—	—	(2)

At 31 December 2004	10	804	257	1,071

Closing net book amount	40	214	8	262

In 2004 Abbey reviewed its computer software for impairments. The majority of amounts previously capitalised were disposed/impaired following the Banco Santander Central Hispano, S.A. acquisition.

				Company
	Owner-occupied	Office fixtures	Computer
	properties	and equipment	software	Total
	£m	£m	£m	£m

Cost:
At 1 January 2005	31	991	115	1,137
Additions	12	89	84	185
Disposals	(5)	(63)	—	(68)

At 31 December 2005	38	1,017	199	1,254

Accumulated depreciation:
At 1 January 2005	7	789	110	906
Depreciation charge	3	60	3	66
Disposals	(1)	(15)	—	(16)

At 31 December 2005	9	834	113	956

Closing net book amount	29	183	86	298

Financial Statements
Notes to the Financial Statements continued

				Company
	Owner-occupied	Office fixtures	Computer
	properties	and equipment	software	Total
	£m	£m	£m	£m

Cost:
At 1 January 2004	24	945	203	1,172
Additions	9	82	23	114
Disposals	(2)	(36)	(111)	(149)

At 31 December 2004	31	991	115	1,137

Accumulated depreciation:
At 1 January 2004	4	726	139	869
Depreciation charge	3	75	37	115
Impairment charge	—	—	29	29
Disposals	—	(12)	(95)	(107)

At 31 December 2004	7	789	110	906

Closing net book amount	24	202	5	231

Depreciation expense of £72m (2004: £81m) has been charged in Administration expenses.
     At 31 December 2005 capital expenditure contracted, but not provided for was £17m (2004: £13m) in respect of property, plant and equipment.
28. Operating lease assets

		Group
	2005	2004
	£m	£m

Cost
At 1 January	3,275	3,763
Additions	139	316
Disposals	(162)	(804)

At 31 December	3,252	3,275

Depreciation and impairment
At 1 January	1,000	1,325
Charge for the year	123	160
Impairment charge	—	22
Disposals	(43)	(507)

At 31 December	1,080	1,000

Closing net book amount	2,172	2,275

Future minimum lease receipts under non-cancellable operating leases are due over the following periods:

		Group
	2005	2004
	£m	£m

In no more than 1 year	253	292
In more than 1 year but no more than 5 years	581	735
In more than 5 years	286	366

	1,120	1,393

Contingent rents recognised as income	—	—

Capital expenditure which has been contracted, but not provided for in the financial statements	81	267

The operating lease assets of the Group mainly consist of trains.
     The amounts disclosed above relate to the Group. The Company does not have any operating lease assets.

Financial Statements
Notes to the Financial Statements continued
29. Investment property

Group
£m

Fair Value
At 1 January 2005	1,228
Net gain/(losses) from fair value adjustments	(127)
Disposals	(1,101)

At 31 December 2005	—

At 1 January 2004	1,345
Additions	35
Capitalised expenditure on existing properties	2
Net gain from fair value adjustments	96
Disposals	(241)
Retrospective IFRS adjustment	(9)

At 31 December 2004	1,228

In 2005, following a review of the investment strategy for the with-profit funds, management decided to stop investing in direct holdings of investment property. Consequently, the entire portfolio of investment property was sold to third parties.
30. Deferred tax
Deferred income taxes are calculated on temporary differences under the liability method using an effective tax rate of 30% (2004: 30%).
     The movement on the deferred tax account is as follows:

		Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

At 1 January	(563)	(844)	494	409
Tax effect of adopting IAS 32, IAS 39 and IFRS 4	136	—	146	—
Income statement charge	12	56	17	61
Charged to equity	46	30	45	24
Disposal of subsidiary undertaking	279	195	—	—

At 31 December	(90)	(563)	702	494

Deferred tax assets and liabilities are attributable to the following items:

		Group		Company
	2005	2004	2005	2004
	£m	£m	£m	3m

Deferred tax liabilities
Accelerated tax depreciation	(489)	(383)	—	—
Capital allowances on finance lease receivables	—	(335)	—	—
Other temporary differences	(397)	(346)	—	—

	(886)	(1,064)	—	—

Deferred tax assets
Pensions and other post retirement benefits	414	359	372	318
Accelerated book depreciation	35	68	24	61
IAS 32 & IAS 39 transitional adjustments spreading	108	—	146	—
Other temporary differences	150	74	71	115
Tax losses carried forward	89	—	89	—

	796	501	702	494

The aggregate current and deferred tax relating to items charged or credited to equity is:

		Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Deferred tax relating to pensions and other post retirement benefits	398	352	363	318

The deferred tax assets scheduled above have been recognised in both the Company and the Group on the evidence of future taxable profits forecast within the foreseeable future sufficient to allow for the utilisation of the assets as they reverse. The benefit of the tax losses carried forward in Abbey National plc may only be realised by utilisation against the future taxable profits of the Company.

Financial Statements
Notes to the Financial Statements continued
The deferred tax charge in the income statement comprises the following temporary differences:

	Group
	2005	2004
	£m	£m

Accelerated tax depreciation	(83)	21
Pensions and other post-retirement benefits	7	—
Allowances for loan losses	—	(23)
Other provisions	(1)	(1)
Tax loss carry forwards	89	—
Other temporary differences	—	59

	12	56

At the balance sheet date the aggregate amount of the temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised is £69m (2004: £59m). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the future.
31. Other assets

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Trade & other receivables	1,749	2,549	404	1,172
Prepayments	336	389	37	146
Accrued interest	—	812	—	187
Accrued income	9	270	—	—
Reinsurance assets	1,292	1,961	—	—
Insurance assets and other receivables	617	186	112	—
Translation differences on foreign exchange derivatives used for hedging purposes	—	214	—	—

Total other assets	4,003	6,381	553	1,505

32. Deposits by banks

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Items in the course of transmission	248	161	242	161
Sale and repurchase agreements	—	6,592	—	—
Other deposits	5,369	11,659	48,025	35,536

Total deposits by banks	5,617	18,412	48,267	35,697

Repayable:
On demand	845	1,166	19,490	2
In not more than 3 months	4,767	15,343	3,921	13,565
In more than 3 months but not more than 1 year	3	874	182	639
In more than 1 year but not more than 5 years	—	316	24,672	20,342
In more than 5 years	2	713	2	1,149

	5,617	18,412	48,267	35,697

33. Deposits by Customers

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Retail deposits	62,775	61,697	56,074	52,919
Sale and repurchase agreements	—	7,843	—	—
Amounts due to subsidiaries	—	—	22,125	10,394
Wholesale customer accounts	3,114	9,120	1,089	2,597

Total deposits by customers	65,889	78,660	79,288	65,910

Repayable:
In no more than 3 months	62,531	73,849	64,535	65,174
In more than 3 months but no more than 1 year	2,464	2,116	1,017	52
In more than 1 year but no more than 5 years	546	1,097	2,047	54
In more than 5 years	348	1,598	11,689	630

	65,889	78,660	79,288	65,910

Contracts involving the receipt of cash on which customers received an index linked return are accounted for in substance as equity index linked deposits.

Financial Statements
Notes to the Financial Statements continued
34. Trading liabilities

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Deposits by banks	21,861	—	—	—
Deposits by customers	9,591	—	—	—
Short positions in securities	7,629	—	—	—
Debt securities in issue	13,583	—	—	—

Total trading liabilities	52,664	—	—	—

35. Other Financial liabilities at fair value through profit or loss

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Debt securities in issue	7,948	—	—	—

Total trading liabilities	7,948	—	—	—

Financial liabilities are designated at fair value through profit or loss where this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring asset and liabilities or recognising the gains or losses on them on a different basis. The “fair value option” has been used where debt securities in issue would otherwise be measured at amortised cost, and the associated derivatives used to economically hedge the risk are held at fair value.
     No material amount of the movements in the fair value of the above debt securities in issue reflects any element of the Abbey Group’s own credit risk. The amount that would be required to be contractually paid at maturity of the debt securities in issue above is £388m higher than the carrying value.
36. Debt securities in issue

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Bonds and medium term notes	21,252	28,113	—	—
Other Debt securities in issue	24	8,954	4	4

Total Debt Securities in issue	21,276	37,067	4	4

Repayable:
In no more than 3 months	1,075	5,779	—	—
In more than 3 months but no more than 1 year	2,272	6,250	—	—
In more than 1 year but no more than 5 years	6,955	14,764	4	4
In more than 5 years	10,974	10,274	—	—

	21,276	37,067	4	4

37. Other borrowed funds
Details of debt issued by the Group at 31 December are as follows:

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

£300m Step Up Callable Perpetual Reserve Capital Instrument	359	298	359	298
$500 Tier One Perpetual Subordinated Debt Instruments	292	250	292	250
£175m Fixed/Floating Rate Tier One Preferred Income Capital Securities	182	174	182	174
$1,000m Non-Cumulative Trust Preferred Securities	792	—	—	—
£325m Sterling Preference shares	342	—	342	—
$450m US Dollar Preference Shares	277	—	277	—

Total other borrowed funds	2,244	722	1,452	722

£300m Step-up Callable Perpetual Reserve Capital Instruments
The Reserve Capital Instruments were issued in 2001 by Abbey National plc. Reserve Capital Instruments are redeemable by Abbey on 14 February 2026 or on each coupon payment date thereafter, subject to the prior approval of the Financial Services Authority and provided that the auditors have reported to the Trustee within the previous six months that the solvency condition is met.
     The Reserve Capital Instruments bear interest at a rate of 7.037% per annum, payable annually in arrears, from 14 February 2001 to 14 February 2026. Thereafter, the reserve capital instruments will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on the UK five year benchmark gilt rate.

Financial Statements
Notes to the Financial Statements continued
$500m Tier One Perpetual Subordinated Debt Securities
The Securities were issued on 8 August 2002 by Abbey National plc. The Securities have no maturity date. However, Abbey National plc has the option to redeem the Securities in whole, but not in part on 15 September 2007 or on each coupon payment date thereafter.
     The Securities bear interest at a rate of 7.375% per annum, payable in US dollars quarterly in arrears.
£175m Fixed/Floating Rate Tier One Preferred Income
Capital Securities
The Tier One Preferred Income Capital Securities were issued on 9 August 2002 by Abbey National plc. The Tier One Preferred Income Capital Securities are redeemable by Abbey National plc in whole but not in part on 9 February 2018 or on each coupon payment date thereafter, subject to the prior approval of the Financial Services Authority.
     The Tier One Preferred Income Capital Securities bear interest at a rate of 6.984% per annum, payable semi-annually in arrears. From (and including) 9 February 2018, the Tier One Preferred Income Capital Securities will bear interest, at a rate reset semi-annually of 1.86% per annum above the six-month sterling LIBOR rate, payable semi-annually in arrears.
     The Reserve Capital Instruments, Securities and Tier One Preferred Income Capital Securities are not redeemable at the option of the holders and the holders do not have any rights against other Abbey Group companies. Upon the occurrence of certain tax or regulatory events, the Reserve Capital Instruments may be exchanged, their terms varied, or redeemed.
Interest payments may be deferred, but Abbey National plc may not declare or pay dividends on or redeem or repurchase any junior securities until Abbey National plc next make a scheduled payment on the Reserve Capital Instruments, Securities and Tier One Preferred Income Capital Securities.
     The Reserve Capital Instruments, Securities and Tier One Preferred Income Capital Securities are unsecured securities of Abbey National plc and are subordinated to the claims of unsubordinated creditors and subordinated creditors holding Abbey National plc loan capital. Upon the winding up of Abbey National plc, the holder of each Reserve Capital Instruments, Securities and Tier One Preferred Income Capital will rank pari passu with the holders of the most senior class or classes of preference shares (if any) of Abbey National plc then in issue and in priority to all other Abbey shareholders.
$1,000m Non-Cumulative Trust Preferred Securities
Abbey National First Capital BV, Abbey National Capital Trust I, Abbey National Capital Trust II, Abbey National Capital LP I and Abbey National Capital LP II are each 100% owned finance subsidiaries of Abbey National plc. Abbey National First Capital BV has registered with the Securities and Exchange Commission and issued to the public subordinated notes and medium-term notes that have been fully and unconditionally guaranteed by Abbey National plc. Abbey National Capital Trust I and Abbey National Capital Trust II have registered trust preferred securities, and Abbey National Capital LP I and Abbey National Capital LP II have registered partnership preferred securities, for issuance in the US. Abbey National Capital Trust I and Abbey National Capital Trust II each serve solely as passive vehicles holding the partnership preferred securities issued by Abbey National Capital LP I and Abbey National Capital LP II, respectively, and each has passed all the rights relating to such partnership preferred securities to the holders of the issued trust preferred securities. All of the trust preferred securities and the partnership preferred securities have been fully and unconditionally guaranteed on a subordinated basis by Abbey National plc. Abbey National Capital Trust I has issued to the public US $1,000,000,000 of 8.963% Non-Cumulative Trust Preferred Securities. There are no significant restrictions on the ability of Abbey National plc to obtain funds, by dividend or loan, from any subsidiary. After 30 June 2030, the distribution rate on the preferred securities will be at the rate of 2.825% per annum above the three-month US $ LIBOR rate for the relevant distribution period.
     The preferred securities are not redeemable at the option of the holders and the holders do not have any rights against other Abbey Group companies. The partnership preferred securities may be redeemed by the partnership, in whole or in part, on 30 June 2030 and on each distribution payment date thereafter. Redemption by the partnership of the partnership preferred securities may also occur in the event of a tax or regulatory change. Generally, holders of the preferred securities will have no voting rights.
     On a return of capital or on a distribution of assets on a winding up of the partnership, holders of the partnership preferred securities will be entitled to receive, for each partnership preferred security a liquidation preference of US $1,000, together with any due and accrued distributions and any additional amounts, out of the assets of the partnership available for distribution.
     The preferred securities, the partnership preferred securities and the subordinated guarantees taken together will not entitle the holders to receive more than they would have been entitled to receive had they been the holders of directly issued non-cumulative, non-voting preference shares of Abbey National plc.
£325m Sterling Preference shares

Size of shareholding	Shareholders	Preference shares of £1 each

1-100	2	123
101-1,000	39	28,399
1,001+	1,669	324,971,478

	1,710	325,000,000

Holders of the sterling preference shares are entitled to receive a biannual non-cumulative preferential dividend payable in sterling out of the distributable profits of the Company. The rate per annum will ensure that the sum of the dividend payable on such date and the associated tax credit (as defined in the terms of the sterling preference shares) represents an annual rate of 8 5/8% per annum of the nominal amount of shares issued in 1997, and an annual rate of 10 3/8% for shares issued in 1995 and 1996. On a return of capital or on a distribution of assets on a winding up, the sterling preference shares shall rank pari passu

Financial Statements
Notes to the Financial Statements continued
with any other shares that are expressed to rank pari passu therewith as regards participation in assets, and otherwise in priority to any other share capital of the Company.
     On such a return of capital or winding up, each sterling preference share shall, out of the surplus assets of the Company available for distribution amongst the members after payment of the Company’s liabilities, carry the right to receive an amount equal to the amount paid up or credited as paid together with any premium paid on issue and the full amount of any dividend otherwise due for payment.
     Other than as set out above, no sterling preference share confers any right to participate on a return of capital or a distribution of assets of the Company.
     Holders of the sterling preference shares are not entitled to receive notice of or attend, speak and vote at general meetings of the Company unless the business of the meeting includes the consideration of a resolution to wind up the Company or any resolution varying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to the sterling preference shares or if the dividend on the sterling preference shares has not been paid in full for the three consecutive dividend periods immediately prior to the relevant general meeting.
     In any such case, the sterling preference shareholders are entitled to receive notice of and attend the general meeting at which such resolution is proposed and will be entitled to speak and vote on such a resolution but not on any other resolution.
US Dollar Preference Shares

Size of shareholding	Shareholders	Preference shares of US$0.01 each

1-100	1	25
101-1,000	26	11,985
1,001+	4	17,987,990

	31	18,000,000

Holders of the US dollar preference shares issued on 8 November 2001 are entitled to receive a quarterly non-cumulative preferential dividend payable in US dollars out of the distributable profits of the Company payable at the fixed rate of US$1.84375 per share annually (or 7.375% of the US$25 offer price).
     The US dollar preference shares are redeemable, in whole or in part, at the option of Abbey at any time and from time to time after five years and one day after the date of original issue.
     On a return of capital or on a distribution of assets on a winding up, the US dollar preference shares shall rank pari passu with any other shares that are expressed to rank pari passu therewith as regards participation in assets, and otherwise in priority to any other share capital of the Company. On such a return of capital or winding up, each US dollar preference share shall, out of the surplus assets of the Company available for distribution amongst the members after payment of the Company’s liabilities, carry the right to receive an amount equal to $25, payable in US dollars together with any accrued and unpaid dividends at that time.
     Other than as set out above, no US dollar preference share confers any right to participate in a return of capital or a distribution of assets of the Company.
     Holders of the US dollar preference shares are not entitled to receive notice of or attend, speak and vote at general meetings of the Company unless the business of the meeting includes the consideration of a resolution to wind up the Company or any resolution varying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to the US-dollar preference shares or if the dividend on the US-dollar preference shares has not been paid in full for the six consecutive quarters immediately prior to the relevant general meeting.
     In any such case, the US dollar preference shareholders are entitled to receive notice of and attend the general meeting at which such resolution is proposed and will be entitled to speak and vote on such a resolution but not on any other resolution.

Financial Statements
Notes to the Financial Statements continued
38. Subordinated Liabilities

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Dated subordinated liabilities:
6.69% Subordinated bond 2005 (US $750m)	—	388	—	388
10.75% Subordinated bond 2006	105	100	105	100
5.00% Subordinated bond 2009 (€511.3m)	381	360	—	—
Subordinated floating rate notes 2009 (€511.3m)	—	—	381	359
4.625% Subordinated notes 2011 (€500m)	372	352	372	352
10.125% Subordinated guaranteed bond 2023	232	149	—	—
11.50% Subordinated guaranteed bond 2017	221	149	—	—
11.59% Subordinated loan stock 2017	—	—	150	149
10.18% Subordinated loan stock 2023	—	—	150	149
7.57% Subordinated notes 2029 (US $1,000m)	606	512	606	512
6.50% Subordinated notes 2030	154	149	154	149
8.9% Subordinated notes 2030 (US $1,000m)	—	—	792	515
7.25% Subordinated notes 2021	200	200	—	—
5.25% Subordinated notes 2015	210	—	210	—
Subordinated floating rate EURIB notes 2015	344	—	344	—
Callable capped subordinated floating rate notes 2012 (US $50m)	29	26	29	26
Callable subordinated floating rate notes 2012 (US $50m)	29	26	29	26
Callable subordinated floating rate notes 2012 (€500m)	343	352	343	352

	3,226	2,763	3,665	3,077

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Undated subordinated liabilities:
10.0625% Exchangeable subordinated capital securities	204	200	204	200
7.35% Perpetual subordinated reset capital securities (US $500m)	299	258	299	258
6.70% Perpetual subordinated reset capital securities (US $500m)	299	258	299	258
6.00% Step-down Perpetual callable subordinated notes (€100m)	—	70	—	70
5.56% Subordinated guaranteed notes (YEN 15,000m)	119	76	97	76
5.50% Subordinated guaranteed notes (YEN 5,000m)	39	25	32	25
Fixed/Floating rate subordinated notes (YEN 5,000m)	37	25	31	25
7.50% 10 Year step-up perpetual subordinated notes	350	322	350	322
7.50% 15 Year step-up perpetual subordinated notes	458	425	458	425
7.38% 20 Year step-up perpetual subordinated notes	201	173	201	173
7.13% 30 Year step-up perpetual subordinated notes	302	279	302	279
7.13% Fixed to floating rate perpetual subordinated notes (€400m)	300	281	300	281
7.25% Perpetual callable subordinated notes (US $400m)	239	205	239	205
8.75% Subordinated guaranteed bonds	132	124	—	—

	2,979	2,721	2,812	2,597

	6,205	5,484	6,477	5,674

The subordinated floating rate notes pay a rate of interest related to the LIBOR of the currency of denomination.
     The 10.0625% Exchangeable subordinated capital securities are exchangeable into fully paid 10.375% non-cumulative non-redeemable sterling preference shares of £1 each, at the option of Abbey. Exchange may take place on any interest payment date providing that between 30 and 60 days notice has been given to the holders. The holders will receive one new sterling preference share for each £1 principal amount of capital securities held. Note 37 details the rights attaching to these shares, as they are the same.
     The 6.69% Subordinated bond was redeemed at par on the 19 April 2005.
     The 7.35% Perpetual subordinated reset capital securities are redeemable at par, at the option of Abbey, on 15 October 2006 and each fifth anniversary thereafter.
     The 6.00% Step down callable subordinated notes were redeemed at par on the 17 October 2005.
     The 6.70% Perpetual subordinated reset capital securities are redeemable at par, at the option of Abbey, on 15 June 2008 and each fifth anniversary thereafter.
     The 6.00% Step-down perpetual callable subordinated notes are redeemable at par, at the option of Abbey, on each interest payment date.
     The 5.56% Subordinated guaranteed notes are redeemable at par, at the option of Abbey, on 31 January 2015 and each fifth anniversary thereafter.
     The 5.50% Subordinated guaranteed notes are redeemable at par, at the option of Abbey, on 27 June 2015 and each fifth anniversary thereafter.
     The Fixed/Floating rate subordinated notes are redeemable at par, at the option of Abbey, on 27 December 2016 and each interest payment date anniversary thereafter.
     The 7.50% 10 Year step-up perpetual subordinated notes are redeemable at par, at the option of Abbey, on 28 September 2010 and each fifth anniversary thereafter.

Financial Statements
Notes to the Financial Statements continued
     The 7.50% 15 Year step-up perpetual subordinated notes are redeemable at par, at the option of Abbey, on 28 September 2015 and each fifth anniversary thereafter.
     The 7.38% 20 Year step-up perpetual subordinated notes are redeemable at par, at the option of Abbey, on 28 September 2020 and each fifth anniversary thereafter.
     The 7.13% 30 Year step-up perpetual subordinated notes are redeemable at par, at the option of Abbey, on 30 September 2030 and each fifth anniversary thereafter.
     The 7.13% Fixed to Floating rate perpetual subordinated notes are redeemable at par, at the option of Abbey, on 28 September 2010 and each fifth anniversary thereafter.
     The 7.25% perpetual callable subordinated notes are redeemable at par, at the option of Abbey, at any time on or after 15 August 2006.
     In common with other debt securities issued by Group companies, the subordinated liabilities are redeemable in whole at the option of Abbey, on any interest payment date, in the event of certain tax changes affecting the treatment of payments of interest on the subordinated liabilities in the United Kingdom, at their principal amount together with any accrued interest.
Subordinated liabilities including convertible debt securities in issue are repayable:

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

In no more than 3 months	—	388	—	388
In more than 3 months but no more than 1 year	105	100	105	100
In more than 1 year but no more than 5 years	381	360	381	360
In more than 5 years	2,496	2,039	3,183	2,229
Undated	3,223	2,597	2,808	2,597

	6,205	5,484	6,477	5,674

39. Insurance contracts and reinsurance liabilities
a) Insurance contract liabilities

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Non-participating insurance contract liabilities	9,577	9,197	—	—
Participating insurance and investment contract liabilities (including unallocated surplus)	11,924	15,726	—	—

Total non-participating insurance contracts and participating contracts, gross	21,501	24,923	—	—

Recoverable from reinsurers:
Non-participating insurance contract liabilities	1,289	1,956	—	—
Participating insurance contract liabilities	3	5	—	—

Total reinsurers’ share of insurance liabilities	1,292	1,961	—	—

Non-participating insurance contract liabilities	8,288	7,241	—	—
Participating insurance and investment contract liabilities (including unallocated surplus)	11,921	15,721	—	—

Total non-participating insurance contracts and participating contracts, net	20,209	22,962	—	—

The table below summarises the movement in insurance contract liabilities and participating investment liabilities in the year:

		Participating			Non-participating
		insurance and			investment
	Insurance	investment	Non-participating		contracts
	liabilities	contracts	insurance contracts	Total	(see Note 41)	Total
	£m	£m	£m	£m	£m	£m

As at 31 December 2004	24,404	—	519	24,923	—	24,923
Change in accounting policy IFRS 4/ FRS 27	(21,191)	12,513	8,678	—	—	—
Change in accounting policy IAS 39	(3,213)	—	—	(3,213)	3,213	—

As at 1 January 2005	—	12,513	9,197	21,710	3,213	24,923
Movement in year	—	(589)	380	(209)	93	(116)

As at 31 December 2005	—	11,924	9,577	21,501	3,306	24,807

In 2005, profits distributed from the with-profits funds to participating insurance and investment contracts amounted to £121m (2004: £124m), of which £115m (2004: £118m) was added to contract liabilities as supplemental benefits, and £6m (2004: £6m) was available for distribution to shareholders.

Financial Statements
Notes to the Financial Statements continued
The principal assumptions underlying the calculation of the long-term business provision are provided below:
b) Participating insurance and investment contracts
Measurement of participating contracts
All participating contracts have been valued on a realistic basis. An analysis of the realistic liabilities is provided below:

£m

With profits benefits reserves	10,440
Future cost of contractual guarantees	745
Future cost of financial options	302
Other liabilities	64

Total realistic liabilities (excluding unallocated surplus)	11,551

With-profits benefits reserves are primarily calculated retrospectively on the basis of the actual experience of the fund. The cost of guarantees and financial options are calculated using a stochastic simulation methodology, with the model calibrated to the relevant financial markets as at 31 December 2005.
     The base value of guarantees is calculated using a stochastic asset-liability model. The guarantee cost is derived for each guarantee bearing policy by calculating the excess of the guaranteed policyholder payout over the value of the assets backing the policy on the guarantee exercise date and discounting back.
     Options are assumed to be taken up at a dynamic rate that depends on how far in or out of the money the option is under each economic scenario. Once the option is exercised, it is valued as a guarantee.
Options & Guarantees
The guarantees within the with-profits funds fall into three main categories: cash guarantees, guaranteed annuity options, and guaranteed cash options.
     Guaranteed annuity options and guaranteed cash options represent the right to convert contractual benefits denominated in terms of cash into annuities and vice versa, at conversion rates guaranteed in advance, usually at inception of the policy.
     For conventional with-profit business, cash guarantees constitute the minimum amount payable at maturity (or other specified date), for example in terms of guaranteed sums assured and vested bonuses declared at the valuation date, excluding discretionary terminal bonus.
     For unitised with profit business, cash guarantees constitute the minimum amount payable at specified future dates in terms of the value of units allocated to the policy as at the valuation date. Such units usually have a guaranteed minimum rate of future accumulation (which may be zero, but can be higher for some older classes of business) along with a guarantee that no negative market value adjustment will be applied either on maturity or, in the case of certain unitised with-profits bonds, at a specified future date or range of dates exercisable at the policyholder’s discretion. Any such guarantees applicable to future contractual premiums are also included within the calculation.
     Outside the UK, with-profit funds to the extent of guarantees and options included in the terms of in-force business will not, in aggregate, have a material effect on the amount, timing or uncertainty of the company’s future cashflows.
Measurement of participating investment contracts
The Group cannot measure reliably the fair value of participating investment contracts.
     Participating investment contracts give investors in these contracts the contractual right to receive supplemental discretionary returns through participation in the surplus arising in the with-profits fund. These supplemental discretionary returns are subject to the discretion of the Group. The Group has the discretion within the constraints of the terms and conditions of the contract to allocate part of the surplus to the contract holders and part to the Group’s shareholders.
     It is impracticable to determine the fair value of such instruments due to the lack of a reliable basis to measure such supplemental discretionary returns.
Process used to decide assumptions
The assumptions that have the greatest effect on the measurement of liabilities, including options and guarantees are:
>	Economic Assumptions

>	Persistency Rates

>	Expenses

>	Mortality

>	Take-up rates of guarantees and options
Economic Assumptions
For the purposes of the determination of realistic assets and liabilities, a proprietary Economic Scenario Generator package that has been calibrated to market prices is used. For Financial Services Authority regulatory basis liabilities, economic assumptions are based on the prevailing market rates and current asset mix of each fund and include margins for prudence.
Persistency Rates
The magnitude of policy lapses has a significant impact on the cost of providing guarantees, particularly of unitised with profit bond products with Market Value Adjustment (MVA). Lapses are also important in the case of business with guaranteed annuity

Financial Statements
Notes to the Financial Statements continued
and cash options where policyholders may choose to transfer the policy away from the company before the guarantee crystallises.
     These rates are calculated using standard actuarial methodology, on the basis of experienced rates, with adjustments as appropriate where past experience does not capture the policy features now in force, or the prevalent economic conditions.
Expenses
Expenses are based on future budgeted levels allowing for inflation in future years.
Mortality
As with persistency rates, these assumptions are calculated in line with standard actuarial methodology, on the basis of past experience adjusted for a best estimate of how the various factors affecting the parameters may change in future — for example, mortality improvements for annuity business. Mortality assumptions, which are based on standard industry published tables, are more stable than the persistency rates.
Take-up Rates
The rate of take-up of future guarantees and options affects the quantum and timing of guaranteed payments identified above. The assumptions are determined by considering past experience and taking into account how far the options are in and out of the money, on the basis that the further the option is in the money the greater the propensity for it to be exercised by policyholders.
Change in assumptions
Expected future persistency rates of certain unitised with-profit single premium bonds have increased with a consequent reduction in the future cost of contractual guarantees.
c) Non participating insurance contracts
Measurement of contracts
The assumptions that have the greatest effect on the measurement of liabilities are:
>	Economic Assumptions

>	Mortality and morbidity

>	Expenses
Economic Assumptions
Economic assumptions are based on the prevailing market rates and current asset mix of each fund and include margins for prudence.
Mortality and morbidity
Mortality and morbidity assumptions are calculated in line with standard actuarial methodology, on the basis of past experience adjusted for a best estimate of how the various factors affecting the parameters may change in the future — for example, mortality improvements for annuity business. A margin for prudence is also added.
A prudent assessment is made of lapse and withdrawal rates in calculating the liabilities. Withdrawals or cessation of premiums are assumed where this would lead to an increase in the long-term business provision.
Expenses
Expenses are based on future budgeted levels allowing for inflation in future years and a margin for prudence.
The level of expenses included in the valuation is based on current year expenses allowing for cost inflation.
Process used to decide assumptions
Assumptions are set by reference to publicly available market data and then validating that the current assumptions continue to reflect actual experience.
Change in assumptions
The principal changes to assumptions made since the previous year are the change in interest assumptions reflecting changes during 2005 in investment returns on assets supporting the provisions and changes to mortality rates reflecting current experience.

Financial Statements
Notes to the Financial Statements continued
Analysis of available capital

		SPL			Life share-
	SMA	With profits	UK Non-profits	Overseas life	holders	Total Life
	With profits fund	Fund	fund	assurance	Funds	Business
31 December 2005	£m	£m	£m	£m	£m	£m

Shareholders’ funds outside fund	–	–	1,337	84	1,165	2,586
Shareholders’ funds held in fund	–	–	1,346	79	1	1,426

Total shareholders’ funds	–	–	2,683	163	1,166	4,012
Adjustments onto regulatory basis:
FFA(1)	184	253	–	19	–	456
Adjustments to assets	(4)	(1)	(1,314)	(84)	(282)	(1,685)
Other qualifying capital	–	–	–	–	–	–
Loan capital	–	–	–	–	–	–
Restriction on loan capital	–	–	–	–	–	–

Total available capital resources	180	252	1,369	98	884	2,783

(1)	The fund for future appropriations represents the excess assets over liabilities in the with-profit funds calculated on a statutory basis.

(2)	The above analysis excludes non-underwriting companies and consolidation adjustments

(3)	The capital resources shown above are not readily transferable to other Group companies

		SPL			Life share-
	SMA	With profits	UK Non-profits	Overseas life	holders	Total Life
	With profits fund	Fund	fund	assurance	Funds	Business
31 December 2004	£m	£m	£m	£m	£m	£m

Shareholders’ funds outside fund	–	–	1,381	111	1,128	2,620
Shareholders’ funds held in fund	–	–	1,380	50	–	1,430

Total shareholders’ funds	–	–	2,761	161	1,128	4,050
Adjustments onto regulatory basis:	–	–	–	–	–	–
FFA(1)	86	224	–	19	–	329
Adjustments to assets	(10)	–	(1,412)	(111)	(234)	(1,767)
Other qualifying capital	–	–	125	–	–	125
Loan capital	–	124	200	–	–	324
Restriction on loan capital	–	(66)	–	–	–	(66)

Total available capital resources	76	282	1,674	69	894	2,995

		SPL			Life share-
	SMA	With profits	UK Non-profits	Overseas life	holders	Total Life
	With profits fund	Fund	fund	assurance	Funds	Business
	£m	£m	£m	£m	£m	£m

31 December 2004 available capital resources	76	282	1,674	69	894	2,995
Changes in assumptions	(77)	11	60	–	–	(6)
Changes in management policy	–	–	–	–	–	–
Changes in regulatory requirements	–	–	–	–	–	–
New business and other factors	181	(41)	(365)	29	(10)	(206)
31 December 2005 available capital resources	180	252	1,369	98	884	2,783

Regulatory Capital Requirements
Under the Financial Services Authority Integrated Prudential Sourcebook, the capital requirements for life funds are determined from the minimum of the Pillar 1 assessment (based upon specific Financial Services Authority valuation rules) and the Pillar 2 risk based capital assessment (based upon the firm’s individual assessment of risk and controls). The Pillar 1 assessment also introduces a “twin peaks” approach for with-profit funds of greater than £500m. The non-profit fund continues to use regulatory basis as in the past. The twin peak approach requires a comparison of the minimum solvency and resilience requirements, determined in accordance with Financial Services Authority valuation rules, with the capital position calculated reflecting a realistic value of the liabilities coupled with a risk capital margin. Risk capital margin is determined from the most onerous stress test, involving adverse market and credit shock and lapse worsening happening simultaneously. It incorporates the actions management would take in the event of such changes in the market conditions.
     The Pillar 2 framework requires a life insurance company to self-assess the capital appropriate to its individual risk profile as a component to the minimum capital requirement for Pillar 1. This process to establish Pillar 2 capital is called Individual Capital Assessment (‘ICA’). This assessment is open to challenge by the Financial Services Authority who may issue Individual Capital Guidance (‘ICG’) following any review, and thereby require an increase in the level of capital needed under Pillar 2.

Financial Statements
Notes to the Financial Statements continued
     The offshore companies Scottish Provident International Life Assurance Limited and Scottish Mutual International Plc are subject to regulations in the Isle of Man and Ireland respectively, which are similar to the Financial Services Authority statutory solvency requirements.
     Amounts have been earmarked in the Scottish Provident Non-Profit fund (£125m) and Scottish Mutual Non-Profit fund (£250m) in respect of risks arising in the respective with-profit funds as Risk Based Capital (‘RBC’). These RBC amounts will only be utilised after taking into account any management actions deemed appropriate and are not expected to be utilised on a realistic basis.
Capital sensitivity
The sensitivities of assets and liabilities to changes in market conditions, key assumptions and other variables have been carried out in the Peak 1 and Peak 2 capital assessment. There has been shown to be sufficient capital under the stochastic modelling exercise. For the Individual Capital Assessment (‘ICA’) the capital availability for each major life entity was investigated. A range of scenario and stress tests were carried out which when combined would constitute a 99.5% over one year default test. Incorporating management actions there is sufficient capital to withstand adverse scenarios.
Capital management policies
At 31 December 2005, there is sufficient available capital to cover the Financial Services Authority’s capital requirement. Most of the shareholder capital in Abbey’s life businesses is located in the shareholders funds, which are mainly held in cash and high-grade short-term debt securities. Shareholders capital in the non-profit business is invested in the same asset instruments as the assets backing the liabilities. With respect to the with-profit funds, management can take actions to prevent deterioration of capital position should such circumstance arise, in accordance with the disclosures made in the respective Principles and Practices of Financial Management (‘PPFM’) documents.
     In 2004, Abbey entered into significant hedging arrangements to manage exposure to the cost of options and guarantees in the with-profit funds.
Capital independence
All life insurance legal entities within Abbey have sufficient capital on a stand-alone basis, and therefore no capital injections are expected to be needed in the future. As the companies operate as separate legal entities any transfer of capital out of any life companies would require the continued satisfaction of various regulatory capital requirements.
Intra-group capital arrangements
During 2005 a loan of £200m was made from the Scottish Provident shareholders fund to the Abbey National Scottish Mutual Assurance Holdings company, this loan is not due to be repaid until 2030.
     The other capital arrangements are internal reinsurance arrangements in relation to the reinsurance of a large portion of the Scottish Mutual International with-profit business and all of the with-profit business of Abbey National Life into the Scottish Mutual with-profit fund.
     Disclosures required by IFRS 4 “Insurance contracts” relating to the nature and extent of risks arising from insurance contracts may be found in the “Risk Management” section of the Business and Financial Review on pages 52 to 66, which form part of these financial statements.
40. Other liabilities

		Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Trade and other payables	1,128	3,439	814	1,308
Accrued interest	–	1,579	–	886
Deferred income	145	158	–	14
Reinsurance & insurance	1,917	617	–	–
Short positions in government debt securities and equity shares	–	2,715	–	–
Translation differences on foreign exchange derivatives used for hedging purposes	–	336	–	199

	3,190	8,844	814	2,407

41. Investment contract liabilities

		Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Investment contracts (without DPF)	3,306	–	–	–

The related comparative value in 2004 was included within the insurance liabilities line on the balance sheet (see note 39). The related value in 2004 was £3,213m.
     All investment contract liabilities have been designated by the Group as being classified as fair value through profit and loss.
     The maturity value of these financial liabilities is determined by the fair value of the linked assets at maturity date. There will be no difference between the carrying amount and the maturity amount at maturity date.

Financial Statements
Notes to the Financial Statements continued
The movements in the liabilities arising from investment contracts are summarised below:

		Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

At 31 December 2004	–	–	–	–
Change in accounting policy IAS 39	3,213	–	–	–

At 1 January 2005	3,213	–	–	–
Premiums received	419	–	–	–
Claims paid	(400)	–	–	–
Change in investment contract benefits	80	–	–	–
Sterling reserves	(6)	–	–	–

	3,306	–	–	–

Change in investment contract benefits include deductions in respect of fees charged and policyholder investment return.
42. Provisions

			Group
		Other
	Misselling (1)	provisions (2)	Total
	£m	£m	£m

At 1 January 2005	186	116	302
Additional provisions	12	15	27
Provisions released	(2)	(22)	(24)
Used during the year	(4)	(48)	(52)

At 31 December 2005	192	61	253

		Other
	Misselling (1)	provisions (2)	Total
	£m	£m	£m

Analysis of total provisions:
Provisions to be settled within 12 months	191	60	251
Provisions to be settled in more than 12 months	1	1	2

	192	61	253

			Company
		Other
	Misselling (1)	provisions (2)	Total
	£m	£m	£m

At 1 January 2005	185	52	237
Additional provisions	10	–	10
Provisions released	(2)	(8)	(10)
Used during the year	(3)	(32)	(35)

At 31 December 2005	190	12	202

		Other
	Misselling (1)	provisions (2)	Total
	£m	£m	£m

Analysis of total provisions:
Provisions to be settled within 12 months	190	12	202
Provisions to be settled in more than 12 months	–	–	–

	190	12	202

The £3m charge shown under other operating expenses in the income statement in respect of provisions for contingent liabilities and commitments comprises the amounts transferred from the income statement and provisions released for provisions for commitments, misselling compensation and other provisions.
(1) Misselling provision
Misselling provision comprises various claims with respect to product misselling. In calculating the misselling provision, management’s best estimate of the provision was calculated based on conclusions regarding the number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case.
(2) Other provisions
Other provisions comprise amounts in respect of litigation and related expenses, restructuring expenses and other post retirement benefits and provisions for loyalty bonuses payable in certain unit trusts managed within the Life Assurance businesses.

Financial Statements
Notes to the Financial Statements continued
43. Retirement benefit obligations
Defined Contribution Pension schemes
The Group operates a number of Defined Contribution pension schemes, of which the Stakeholder scheme introduced in 2001 is the principal scheme. The scheme assets are held separately from those of the Company by an independently administered scheme.
     An amount of £4m was recognised as an expense for defined contribution plans in 2005 and £4m in 2004. The amount is included in staff costs in the income statement. None of this amount was recognised in respect of key management personnel for the years ended 31 December 2005 and 31 December 2004 respectively.
Defined Benefit Pension schemes
The Group operates a number of Defined Benefit pension schemes; the Abbey National Amalgamated Pension Fund, Abbey National Group Pension Scheme, Abbey National Associated Bodies Pension Fund, Scottish Mutual Assurance Staff Pension Scheme, Scottish Provident Institutional Staff Pension Fund and National & Provincial Building Society Pension Fund are the principal pension schemes within the Group, covering 60% (2004: 62%) of the Group’s employees, and are all funded defined benefits schemes. All are closed schemes, and under the projected unit method, the current service cost will increase as members of the schemes reach retirement.
     Formal actuarial valuations of the assets and liabilities of the schemes are carried out on a triennial basis by an independent professionally qualified actuary and valued for accounting purposes at each balance sheet date. The latest formal actuarial valuation was made as at 31 March 2005 for the Amalgamated Fund, Associated Bodies Fund, Group Pension Scheme and the National & Provincial Building Society Pension Fund, 31 December 2004 for the Scottish Provident Institution Staff Pension Fund and the Scottish Mutual Assurance Staff Pension Scheme.

		Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Amounts recognised in the income statement:
Pension benefits	160	183	142	169

	160	183	142	169

Amounts recognised in the balance sheet:

		Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Pension schemes	(1,380)	(1,197)	(1,240)	(1,060)

	(1,380)	(1,197)	(1,240)	(1,060)

		Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Pension benefits
The amounts recognised in the balance sheet are determined as follows:
Present value of defined benefit obligation	(4,354)	(3,686)	(3,822)	(3,229)
Fair value of plan assets	2,974	2,489	2,582	2,169

Unfunded benefit obligation	(1,380)	(1,197)	(1,240)	(1,060)

Net liability in the balance sheet	(1,380)	(1,197)	(1,240)	(1,060)

Abbey’s pension schemes did not directly hold any equity securities of Abbey or any of its related parties at 31 December 2005 (2004: nil). In addition, Abbey does not hold insurance policies over the plans, nor has Abbey entered into any significant transactions with the plans.
The total expenses charged to the income statement are as follows:

		Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Current service cost	102	121	85	108
Past service cost	21	24	18	21
(Gain)/ loss on settlements or curtailments	—	(4)	—	2
Expected return on pension scheme assets	(163)	(140)	(136)	(123)
Interest cost	200	182	175	161

Total included in staff costs	160	183	142	169

The actual return on plan assets was £445m (2004: £247m).

Financial Statements
Notes to the Financial Statements continued
Movement in the defined benefit obligations were as follows:

		Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Movement in the defined benefit obligation during the year:
Balance at 1 January	3,686	3,301	3,229	2,899
Current service cost	102	121	85	108
Interest cost	200	182	175	161
Employee contributions	12	14	12	13
Past service cost	21	24	18	21
Actuarial loss	436	164	387	133
Experience loss on scheme liabilities	–	13	7	10
Actual benefit payments	(103)	(88)	(91)	(78)
Settlement/curtailment	–	(45)	–	(38)

Balance at 31 December	4,354	3,686	3,822	3,229

Movements in the present value of fair value of scheme assets during the year were as follows:

		Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Movement in the present value of fair value of scheme assets during the year:
Balance at 1 January	2,489	2,200	2,169	1,917
Expected return on plan assets	163	140	136	123
Actuarial Gain/(Loss) on plan assets	282	107	242	94
Company contributions paid (regular)	110	132	96	119
Company contributions paid (special)	21	24	18	21
Employee contributions	12	14	12	13
Settlements	–	(40)	–	(40)
Benefits	(103)	(88)	(91)	(78)

Balance at 31 December	2,974	2,489	2,582	2,169

The amounts recognised in the statement of recognised income and expense for the period were:

		Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Amounts recognised in the statement of recognised income and expense for the period
Experience (gain) loss on scheme liabilities	–	13	7	10
% of Defined benefit obligation at end of period	0.0%	0.3%	0.0%	0.3%
Actuarial loss on scheme liabilities	436	164	387	133
Actuarial gain on scheme assets	(282)	(107)	(242)	(94)
% of Plan assets at end of period	9.5%	4.3%	9.0%	4.3%

Total amount recognised in statement of recognised income and expense for the period	154	70	152	49

The principal actuarial assumptions used for Group and Company were as follows:

	2005	2004	2003
	Nominal per	Nominal per	Nominal per
	annum	annum	annum
	%	%	%

To determine benefit obligations:
Discount rate for scheme liabilities	4.85	5.4	5.5
General salary increase	4.3	4.3	4.2
General price inflation	2.8	2.8	2.7
Expected rate of pension increase	2.8	2.8	4.2
Expected rate of return on plan assets	6.5	6.3	6.5

To determine net period benefit cost:
Discount rate	5.4	5.5	5.75
Expected rate of pension increase	2.8	2.7	2.4
Expected rate of return on plan assets	6.5	6.25	6.5

Abbey determined its expense measurements above based upon long-term assumptions taking into account target asset allocations of equities and bonds set at the beginning of the year, offset by actual returns during the year. Year-end obligation measurements are determined by reference to market conditions at the balance sheet date. Assumptions are set in consultation with third party advisors, and in-house expertise.

Financial Statements
Notes to the Financial Statements continued
     The trustees of the Abbey National pension schemes are required under the Pensions Act 2004 to prepare a statement of investment principles. The principal duty of the trustees is to act in the best interest of the members of the schemes and have developed the following investment policies and strategies:
>	To maintain a portfolio of suitable assets of appropriate liquidity which will generate income and capital growth to meet, together with new contributions from members and the employers, the cost of current and future benefits which the Fund provides, as set out in the Trust Deed and Rules.

>	To limit the risk of the assets failing to meet the liabilities, over the long-term and on a shorter-term basis as required by prevailing legislation.

>	To minimise the long-term costs of the Fund by maximising the return on the assets whilst having regard to the objectives shown above.
The statement of investment principles has set the target allocation of plan assets at 50% Equities, 30% Bonds and 20% gilts which is unchanged from 2004.
          The expected rate of return by asset class used to calculate the expected return for 2005 are Equities 8.0% (2004: 7.25%), Bonds 5.3% (2004: 5.5%) and Gilts 4.6% (2004: 4.75%). The overall long-term rate of return on the assets employed has been determined after considering projected movements in asset indices.
The major categories of assets in the scheme as a percentage of total assets in the scheme for Group and Company are as follows:

	2005	2004	2003
	%	%	%

UK equities	26	26	26
Overseas equities	25	25	26
Corporate Bonds	26	25	26
Govt Fixed Interest	12	12	12
Govt Index Linked	10	10	9
Others	1	2	1

	100	100	100

Abbey expects to contribute £102m to its defined benefit pension plans in 2006. The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter are:

Year ended 31 December:	£m

2006	111
2007	120
2008	129
2009	139
2010	149
Five years ended 31 December 2015	936

44. Contingent liabilities and commitments
Abbey gives guarantees on behalf of customers. These guarantees have been made in the normal course of business. A financial guarantee represents an undertaking that the Group will meet a customer’s obligation to third parties if the customer fails to do so. The Group expects most of the guarantees it provides to expire unused.
     Mortgage assets granted are to secure future obligations to third parties who have provided security to the leasing subsidiaries.

		Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Guarantees given by Abbey National plc to subsidiaries	–	–	94,328	72,764
Guarantees given to third parties	172	756	–	–
Mortgage assets granted	–	328	–	–
Formal standby facilities, credit lines and other commitments:
– Original term to maturity of one year or less	1,779	1,739	1,769	1,733
– Original term to maturity of more than one year	1,100	1,110	–	–

	3,051	3,933	96,097	74,497

		Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Other contingent liabilities	83	124	9	8

	83	124	9	8

Abbey National Treasury Services plc has received a demand from an overseas tax authority relating to the repayment of certain tax credits and related charges. Following certain modifications to the demand, its nominal amount now stands at £57m (at the balance sheet exchange rate) (2004: £101m). As at 31 December 2005 additional interest in relation to the demand could amount to £17m (at the balance sheet exchange rate) (2004: £16m).

Financial Statements
Notes to the Financial Statements continued
Abbey National Treasury Services plc has received legal advice that it has strong grounds to challenge the validity of the demand.
     As part of the sale of subsidiaries, and as is normal in such circumstances, the Group has given warranties and indemnities to the purchasers.
Obligations under stock borrowing and lending agreements
Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations totalling £21,153m at 31 December 2005 (2004: £20,508m) are offset by a contractual right to receive stock under other contractual agreements.
Other off-balance sheet commitments
The Group has commitments to lend at fixed interest rates which expose it to interest rate risk.
Operating lease commitments

		Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Rental commitments under operating leases expiring:
No later than 1 year	122	130	106	109
Later than 1 year but no later than 5 years	444	448	384	392
Later than 5 years	860	922	786	841

	1,426	1,500	1,276	1,342

At 31 December 2005 the Group held various leases on land and buildings, many for extended periods, and other leases for equipment, which require the following aggregate minimum lease payments:

		Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Year ended 31 December:
2005	–	130	–	109
2006	122	122	106	108
2007	118	119	104	105
2008	118	107	104	93
2009	103	100	88	86
2010	105	n/a	88	n/a
Total thereafter	860	922	786	841

		Group
	2005	2004
	£m	£m

Group rental expense comprises:
In respect of minimum rentals	109	117
Less: sub-lease rentals	–	(3)

	109	114

The Group’s main operating lease commitments relate to operating leases on property.
45. Share capital

		Group
	2005	2004
Ordinary Share capital	£m	£m

Balance at 1 January	148	146
Issue of share capital	–	2

Balance at 31 December	148	148

	Ordinary	Preference	Preference	Preference
	shares of 10	shares of £1	shares of	shares of
	pence each	each	US$0.01 each	€0.01 each	Total
	£m	£m	£m	£m	£m

Authorised share capital
At 31 December 2004	175	1,000	6	6	1,187

At 31 December 2005	175	1,000	6	6	1,187

Issued and fully paid share capital At 31 December 2004	148	325	–	–	473

At 31 December 2005	148	325	–	–	473

Financial Statements
Notes to the Financial Statements continued

		Group
	2005	2004
Ordinary Share premium	£m	£m

Balance at 1 January	1,857	2,059
Issue of share capital	–	105

Balance at 31 December	1,857	2,164

	Ordinary	Preference	Preference	Preference
	shares of 10	shares of £1	shares of	shares of
	pence each	each	US$0.01	€0.01 each	Total
	£m	£m	each £m	£m	£m

Share premium account
At 1 January 2004	1,752	10	297	–	2,059
Shares issued	105	–	–	–	105
Amortisation of issue costs	–	–	3	–	3
Transfers from profit and loss account	–	–	(3)	–	(3)

At 31 December 2004	1,857	10	297	–	2,164

At 1 January 2005	1,857	10	297	–	2,164
Reclassification to other borrowed funds on transition to IFRS	–	(10)	(297)	–	(307)

At 31 December 2005	1,857	–	–	–	1,857

In 2004, all preference shares were included within share capital. On transition to IAS 32, Financial Instruments: Presentation on 1 January 2005, these have been reclassified and disclosed within Other Borrowed Funds on the balance sheet (see Note 37).
46. Retained Earnings
Movements in retained earnings were as follows:

		Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

At 31 December (UK GAAP)	–	2,801	–	2,305
Retrospective IFRS Adjustments	–	(708)	–	(438)

Restated 31 December (IFRS)	1,083	2,093	650	1,867
Prospective IFRS adjustments	(293)	—	(332)	–

Restated 1 January (IFRS)	790	2,093	318	1,867
Profit/(loss) for the period	420	(54)	691	(284)
Post tax actuarial movement on defined benefit pension schemes	(108)	(49)	(106)	(34)
Exchange differences on translation of foreign operations	3	(2)	–	–
Equity dividends	–	(874)	–	(874)
Stock option expensing	–	(21)	–	(21)
Other movements	–	(10)	–	(4)

At 31 December	1,105	1,083	903	650

Breakdown of the equity dividends paid is as follows:

		Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Ordinary shares (equity):
2003 Final	–	244	–	244
2004 Interim	–	122	–	122
2004 Special	–	461	–	461

	–	827	–	827
Preference shares (non-equity)	–	47	–	47

Total dividends paid	–	874	–	874

		Group		Company
	2005	2004	2005	2004
	Pence per share	Pence per share	Pence per share	Pence per share

Ordinary shares (equity):
2003 Final	–	16.67	–	16.67
2004 Interim	–	8.33	–	8.33
2004 Special	–	31.00	–	31.00

Total	–	56.00	–	56.00

Financial Statements
Notes to the Financial Statements continued
47. Consolidated cash flow statement
a) Reconciliation of profit/(loss) before tax to net cash inflow/(outflow) from operating activities:

		Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Group operating profit/(loss)	596	(21)	699	(490)

Non Cash items included in net profit
Decrease/(increase) in prepayments and accrued income	(306)	157	(203)	(52)
(Decrease)/increase in accruals and deferred income	(220)	588	109	508
Depreciation and amortisation	199	252	66	(66)
Profits on sale of subsidiary and associated undertakings	(62)	(46)	—	—
Change in value of in-force Long Term Assurance Business	56	(452)	—	—
Provisions for liabilities and charges	3	233	—	170
Provision for impairment	218	(38)	(296)	54
Other non-cash items	204	(874)	203	(580)

	688	(201)	578	(456)

Changes in operating assets and liabilities

Net decrease/(increase) in trading assets	(5,651)	—	—	—
Movement in fair value of derivatives	(2,006)	(1,821)	(347)	—
Net decrease/(increase) in financial assets designated at fair value	(2,859)	—	(79)	—
Net decrease/(increase) in loans and advances to banks and customers	(2,260)	(653)	(8,232)	(4,472)
Net decrease/(increase) in debt securities, treasury bills and other eligible bills	—	1,451	—	—
Net decrease/(increase) in other assets	2,653	346	943	84
Net decrease/(increase) in deferred acquisition costs	67	—	—	—
Net (decrease)/increase in deposits by banks and customer accounts	(6,258)	850	2,894	9,212
Net (decrease)/increase in trading liabilities	13,509	—	—	—
Net (decrease)/increase in financial liabilities designated at fair value	21	—	—	—
Net (decrease)/increase in insurance contract liabilities	(231)	(1,279)	—	—
Net (decrease)/increase in investment contract liabilities	93	—	—	—
Net (decrease)/increase in debt issued	1,145	(1,414)	1	—
Net (decrease)/increase in other liabilities	(4,009)	(2,098)	(1,580)	187

Net cash flow from / (Used in) operating activities before tax	(5,098)	(4,819)	(5,822)	4,555

Income tax paid	(132)	(12)	(8)	2

Net cash flow from / (used in) operating activities	(5,230)	(4,831)	(5,830)	4,557

b) Analysis of the balances of cash and cash equivalents in the balance sheet

		Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Cash and balances with central banks	991	454	370	443
Debt securities	16,117	12,215	—	—
Net trading other cash equivalents	(5,175)	3,282	—	—
Net non trading other cash equivalents	(3,692)	(4,692)	(15,454)	(9,961)

Cash and cash equivalents at the end of the year	8,241	11,259	(15,084)	(9,518)

Financial Statements
Notes to the Financial Statements continued
c) Sale of subsidiaries, associates undertakings and businesses

		Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m

Net asset disposed of:
Loans and advances to banks	—	9	—	—
Loans and advances to customers	1,092	3,772	—	—
Investment securities	—	6	—	—
Tangible fixed assets	—	1	—	—
Other assets	20	36	—	—
Prepayments and accrued income	—	2	—	—
Deposits by banks	—	(386)	—	—
Other liabilities	(329)	(107)	—	—
Accruals and deferred income	—	(17)	—	—
Provisions for liabilities and charges	—	(194)	—	—
Goodwill disposed off	—	6	—	—
Goodwill written back	—	6	—	—
Profit on disposal	62	46	—	—

	845	3,180	—	—

Satisfied by:
Cash	845	3,180	—	—

48. Collateral pledged and received
Abbey and its subsidiaries in the course of its business will pledge assets as collateral. This occurs in the following areas of the business.
     Abbey National plc (‘the Company’) enters into securitisation transactions whereby portfolios of residential mortgages loans are purchased by or assigned to special purpose securitisation companies, and have been funded primarily through the issue of mortgage backed securities. Holders of the securities are only entitled to obtain payments of principal and interest to the extent that the resources of the securitisation companies are sufficient to support such payments and the holders of the securities have agreed in writing not to seek recourse in any other form. At 31 December 2005 £13,828m of residential mortgage loans were so assigned.
     In 2005, the Company also established a covered bond programme, whereby securities are issued to investors and are secured by a pool of ring fenced residential mortgages. At 31 December 2005 £1,900m of residential mortgages loans had been so secured.
     Collateral is also provided by Abbey National Treasury Services plc in the normal course of its derivative business to counter parties. As at 31 December 2005 £802m of such collateral in the form of cash had been pledged.
     As part of structured transactions entered into by subsidiaries of the Company, assets are provided as collateral. As at 31 December 2005 £4,021m of assets had been pledged in relation to these transactions.
     A number of subsidiaries of the Company enter into sale and repurchase agreements and similar transactions, which are accounted for as secured borrowings. Upon entering into such transactions, the subsidiaries pledge collateral equal to 100%-105% of the borrowed amount. The carrying amount of assets that were so pledged at 31 December 2005 was £18,050m.
     Subsidiaries of the Company also enter into purchase and resale agreements and similar transactions, which are accounted for as collateralised loans. Upon entering into such transactions, the companies receive collateral equal to 100%-105% of the loan amount. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains equal to the loan balance. The companies are permitted to sell or repledge the collateral held. At 31 December 2005, the fair value of such collateral was £42,917m of which £42,917m was sold or repledged. The companies have an obligation to return the collateral that it has sold or pledged with a fair value of £42,917m.
49. Share-based compensation
Abbey granted share options to executive officers and employees principally under the Executive Share Option scheme, Sharesave scheme and the Employee Share Option scheme prior to being acquired by Banco Santander Central Hispano, S.A on 12 November 2004. Options granted under the Executive Share Option scheme are generally exercisable between the third and tenth anniversaries of the grant date, provided that certain performance criteria are met. Under the Sharesave scheme, eligible employees can elect to exercise their options either three, five or seven years after the grant date. These options were accounted for as equity settled share-based payments under UK GAAP. All of the share options prior to the 12 November 2004 relate to shares in Abbey National plc. After 12 November 2004, all share options relate to shares in Banco Santander Central Hispano, S.A. On 12 November 2004 all holders of options in ordinary shares of Abbey National plc were given the option to exercise their options, to cancel their shares in return for a cash payment or to transfer their options to options in shares of Banco Santander Central Hispano, S.A. The options over Banco Santander Central Hispano, S.A shares are accounted for as cash settled share-based transactions. On acquisition of Abbey by Banco Santander Central Hispano, S.A there was no fair value adjustment of options modified to rights over Banco Santander shares.
     The total compensation expense for equity-settled share based transactions recognised in the income statement was nil (2004: £12m). The total compensation expense for cash-settled share based transactions recognised in the income statement

Financial Statements
Notes to the Financial Statements continued
was £25m (2004: £29m). The total carrying amount at the end of the period for liabilities arising from share-based payment transactions was £55m (2004: £30m).
     The fair value of each option for 2005 and 2004 have been estimated at the date of acquisition or grant using a Partial Differential Equation Euro American model with the following assumptions:

	2005		2004

Risk free interest rate	4.5%-4.6%		4.4%-4.6%
Dividend growth, based solely upon average growth since 1989	10%		10%
Volatility of underlying shares based upon historical volatility over five years	16.96%-17.58%		18.0%-21.54%

Expected lives of options granted under:
Employee Sharesave scheme*	3,5 & 7	years	3,5 & 7	years
Executive Share Option scheme	10	years	10	years
Employee Share Option scheme	10	years	10	years
Medium term incentive plan	3	years	3	years

*	For three, five and seven year schemes respectively.
With the exception of those that include terms related to market conditions, vesting conditions included in the terms of the grant are not taken into account in estimating fair value. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of the employee service so that ultimately, the amount recognised in the income statement reflects the number of vested shares or share options. Where vesting conditions are related to market conditions, the charges for the services received are recognised regardless of whether or not the market related vesting conditions are met, provided that, the non-market vesting conditions are met. Share price volatility has been based upon the range of implied volatility for the Banco Santander Central Hispano, S.A shares at the strikes and tenors in which the majority of the sensitivities lie.
The following table summarises the movement in the number of share options between those outstanding at the beginning and end of the year, together with the changes in weighted average exercise price over the same period.

	Executive Share Option scheme		Employee Sharesave scheme		Employee Share Option scheme
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise price	Number of	exercise price	Number of	exercise price
	options	(£)	options	(£)	options	(£)

2005
Options outstanding at the beginning of the year	358,844	4.16	17,260,173	3.56	56,550	5.91
Options granted during the year	—	—	—	—	—	—
Options exercised during the year	(89,305)	4.43	(1,677,361)	4.45	(2,550)	5.91
Options forfeited during the year	—	—	(1,774,550)	4.07	—	—
Options expired during the year	—	—	(9,120)	7.69	—	—
Options outstanding at the end of the year	269,539	4.08	13,799,142	3.38	54,000	5.91
Options exercisable at the end of the year	269,539	4.08	2,834	7.17	54,000	5.91
The weighted-average grant-date fair value of options granted during the year	—	—	—	—	—	—
2004
Options outstanding at the beginning of the year	15,180,932	6.27	28,328,589	3.61	8,909,143	11.07
Options granted during the year	2,039,702	4.61	3,877,757	3.98	—	—
Options exercised during the year	(4,360,768)	3.93	(1,767,758)	3.51	(10,350)	5.91
Options forfeited during the year	(12,501,022)	6.88	(13,175,058)	3.79	(1,666,643)	10.28
Options expired during the year	—	—	(3,357)	7.65	(7,175,600)	11.25
Options outstanding at the end of the year	358,844	4.16	17,260,173	3.56	56,550	5.91
Options exercisable at the end of the year	358,844	4.16	—	—	56,550	5.91
The weighted-average grant-date fair value of options granted during the year	—	—	—	—	—	—

Financial Statements
Notes to the Financial Statements continued
The following table summarises information about the options outstanding at 31 December 2005.

Executive share option scheme		Options outstanding		Options exercisable
Weighted
		average	Weighted		Weighted
	Number out-	remaining	average	Number	average
	standing at	contractual life	exercise price	exercisable at	exercise price
Range of exercise prices	31/12/2005	(years)	(£)	31/12/2005	(£)

Between £3 and £4	154,338	7	3.73	154,338	3.73
Between £4 and £5	115,201	8	4.54	115,201	4.54

Under the Employee Sharesave scheme, the weighted-average exercise prices of options are less than the market prices of the shares on the relevant grant dates.

Employee share option scheme		Options outstanding		Options exercisable
Weighted
		average	Weighted		Weighted
	Number out-	remaining	average	Number	average
	standing at	contractual life	exercise	exercisable at	exercise
Range of exercise prices	31/12/2005	(years)	price (£)	31/12/2005	price (£)

Between £5 and £6	54,000	1	5.91	54,000	5.91

Medium Term Incentive Plan
During the year conditional share grants were awarded to Senior Management of Abbey and seconded employees of Banco Santander Central Hispano, S.A. The conditional share grant will vest in 2008 with the award actually vesting depending upon achievement by Abbey of certain turnover and profit targets in the three-year period from 2005 to 2008.

		Weighted
	Number of	average
	options	exercise
Medium term incentive plan	granted	price (£)

2005
Conditional awards outstanding at the beginning of the year	—	—
Conditional awards granted during the year	2,650,779	7.25
Conditional awards exercised during the year	—	—
Conditional awards forfeited during the year	132,284	7.25
Conditional awards expired during the year	—	—
Conditional awards outstanding at the end of the year	2,518,495	7.34
Conditional awards exercisable at the end of the year	—	—
The weighted-average grant-date fair value of conditional awards granted during the year	—	7.25

50. Directors’ emoluments and interests
Further details of Directors’ emoluments and interests are included in the Directors report on pages 71 and 72, which forms part of these financial statements.
     Ex gratia pensions paid to former Directors of Abbey National plc in 2005, which have been provided for previously, amounted to £39,164 (2004: £44,630). In 1992, the Board decided not to award any new such ex gratia pensions.
     Details of loans, quasi loans and credit transactions entered into or agreed by the Company or its subsidiaries with persons who are or were Directors, Other Key Management Personnel and each of their connected persons during the year were as follows:

Aggregate
amount
	Number of	outstanding
	persons	£000

Directors
Loans	—	—
Quasi loans	—	—
Credit transactions	—	—

Other Key Management Personnel
Loans	1	215
Quasi loans	—	—
Credit transactions	—	—

*	Other Key Management Personnel are defined as the Executive Committee of Abbey and the Board and Executive Committee of Abbey’ parent company, Banco Santander Central Hispano, S.A. who served during 2005.

Financial Statements
Notes to the Financial Statements continued
51. Related party disclosures
Transactions with Directors, Other Key Management Personnel and each of their connected persons
Directors, Other Key Management Personnel and their connected persons have undertaken the following transactions with Abbey in the course of normal banking and life assurance business.

		Amounts in respect of
		directors, Other Key
		Management
	Number of directors and	Personnel (1) and their
	Other Key Management	connected persons
	Personnel (1)	2005
	2005	£000

Secured loans, unsecured loans and overdrafts
Loans outstanding at 1 January	1	240
Net movements in the year	—	(25)

Loans outstanding as at 31 December	1	215

Deposit, bank and instant access accounts and investments
Deposits, bank instant access accounts and investments at 1 January	8	2,080
Net movements in the year	4	2,824

Balances outstanding as at 31 December	12	4,904

Life assurance policies
Life assurance policies at 1 January	3	50
Net movements in the year	3	1,152

Total sum insured/value of investment	6	1,202

(1)	Other Key Management Personnel are defined as the Executive Committee of Abbey and the Board and Executive Committee of Abbey’s parent company, Banco Santander Central Hispano, S.A., who served during 2005.

		Amounts in respect of
		directors, Other Key
		Management
	Number of directors and	Personnel (1) and their
	Other Key Management	connected persons
	Personnel (1)	2004
	2004	£000

Secured loans, unsecured loans and overdrafts
Loans outstanding at 1 January	1	14
Net movement in the year	—	226

Loans outstanding as at 31 December	1	240

Deposit, bank and instant access accounts and investments
Deposits, bank instant access accounts, investments at 1 January	9	1,165
Net movement in the year	(1)	915

Balances outstanding as at 31 December	8	2,080

Life assurance policies
Life assurance policies at 1 January	2	107
Net movement in the year	1	(57)

Total sum insured/value of investment	3	50

(1)	Other Key Management Personnel are defined as the Executive Committee of Abbey and the Board and Executive Committee of Abbey’s parent company, Banco Santander Central Hispano, S.A., who served during 2005.
Directors have also undertaken sharedealing transactions through an execution only stockbroker subsidiary company of an aggregate net value of £23,100. The transactions were on normal business terms and standard commission rates were payable.
     Secured and unsecured loans are made to Directors, Other Key Management Personnel and their connected persons, in the ordinary course of business, with terms prevailing for comparable transactions and on the same terms and conditions as applicable to other employees within Abbey. Such loans do not involve more than the normal risk of collectability or present any unfavourable features.
     Amounts deposited by Directors, Other Key Management Personnel and their connected persons earn interest at the same rates as those offered to the market or on the same terms and conditions applicable to other employees within Abbey.
     Life assurance policies and investments are entered into by Directors, Other Key Management Personnel and their connected persons on normal market terms and conditions, or on the same terms and conditions as applicable to other employees within Abbey.
Remuneration of Key Management Personnel
The remuneration of the Directors, and Other Key Management Personnel of Abbey, is set out in aggregate for each of the categories specified in IAS 24 Related Party Disclosures. Further information about aggregate remuneration of the Directors is provided in the Directors’ Report at pages 71 and 72.

Financial Statements
Notes to the Financial Statements continued

	2005	2004*
Key management compensation	£	£

Short-term employee benefits	14,700,960	7,421,848
Post employment benefits	4,138,247	424,747
Other long term benefits	—	—
Termination benefits	771,661	450,842
Share-based payments	984,105	—

Total key management compensation	20,594,973	8,297,437

*	Key management compensation figures for 2004 are only in respect of Directors who served during 2004 and do not include Other Key Management Personnel.
Medium Term Incentive Plan
For 2005, two Executive Directors and five Other Key Management Personnel were granted conditional awards of shares in Banco Santander Central Hispano, S.A. under the Abbey National plc Medium-Term Incentive Plan for a total aggregate value of £2,952,316. The value attributable to the current year of these conditional awards is included in share-based payments above.
      Under the Medium-Term Incentive Plan granted on 20 October 2005, certain Executive Directors, Other Key Management Personnel and other nominated individuals were granted a conditional award of shares in Banco Santander Central Hispano, S.A. The amount of shares participants will receive at the end of a three-year period depends on the performance of Abbey during this period. The performance conditions are set by the Remuneration Committee and are linked to Abbey’s three-year plan. Performance will be measured in two ways, half of the award depends on Abbey achieving an attributable profit target for the 2007 financial year, and the remainder depends on the achievement of a revenue target for the 2007 financial year.
Parent undertaking and controlling party
The company’s immediate and ultimate parent and controlling party is Banco Santander Central Hispano, S.A. The smallest and largest group into which the Group’s results are included is the group accounts of Banco Santander Central Hispano, S.A. copies of which may be obtained from Santander Shareholder Department, Santander, Santander House, 100 Ludgate Hill, London EC4M 7NJ.
Transactions with related parties
During the year, the group entered into the following transactions with related parties:

	Interest, fees and other		Interest, fees and other		Amounts owed by related		Amounts owed to related
	income received		expense paid		parties		parties
	2005	2004	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m

Parent company	(16)	—	40	—	50	—	(2,025)	—
Fellow subsidiaries	—	—	108	—	1	—	(82)	—
Associates	—	—	—	—	1	—	—	—

	(16)	—	148	—	52	—	(2,107)	—

During the year, the company entered into the following transactions with related parties:

	Interest, fees and other		Interest, fees and other		Amounts owed by related		Amounts owed to related
	income received		expense paid		parties		parties
	2005	2004	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m

Subsidiaries	(1,541)	(956)	3,442	2,069	34,361	4,423	(71,847)	(26,850)
Associates	—	—	—	—	1	—	—	—

	(1,541)	(956)	3,442	2,069	34,362	4,423	(71,847)	(26,850)

The above transactions were typically made in the ordinary course of business and substantially on the same terms as for comparable transactions with third party counterparties.
52. Events after the balance sheet date
No material events have occurred that require disclosure.
53. Financial Instruments
Financial assets and financial liabilities are measured on an ongoing basis either at fair value or at amortised cost. The accounting policies note describe how the classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following table analyses the financial assets and liabilities in the balance sheet by the class of financial instrument to which they are assigned, and by the measurement basis:

Financial Statements
Notes to the Financial Statements continued

							Group
					Financial
					liabilities at
	Held for	Designated	Loans and	Available-	amortised
	trading	at fair value	Receivables	for-sale	cost	Derivatives	Total
	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	—	—	991	—	—	—	991
Trading assets	58,231	—	—	—	—	—	58,231
Derivative financial instruments	—	—	—	—	—	11,855	11,855
Financial assets designated at fair value	—	30,597	—	—	—	—	30,597
Loans and advances to banks	—	—	444	—	—	—	444
Loans and advances to customers	—	—	95,467	—	—	—	95,467
Investment securities	—	—	—	13	—	—	13

Total financial assets	58,231	30,597	96,902	13	—	11,855	197,598
Total non financial assets							9,436

Total assets							207,034

Liabilities
Deposits by banks	—	—	—	—	5,617	—	5,617
Customer accounts	—	—	—	—	65,889	—	65,889
Derivative financial instruments	—	—	—	—	—	11,264	11,264
Trading liabilities	52,664	—	—	—	—	—	52,664
Financial liabilities designated at fair value	—	7,948	—	—	—	—	7,948
Debt securities in issue	—	—	—	—	21,276	—	21,276
Other borrowed funds	—	—	—	—	2,244	—	2,244
Subordinated liabilities	—	—	—	—	6,205	—	6,205
Investment contract liabilities	—	3,306	—	—	—	—	3,306

Total financial liabilities	52,664	11,254	—	—	101,231	11,264	176,413
Total non financial liabilities							27,511

Total liabilities							203,924
Equity							3,110

Total liabilities and equity							207,034

							Company
					Financial
					liabilities at
		Designated	Loans and	Available-	amortised
		at fair value	Receivables	for-sale	cost	Derivatives	Total
		£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks		—	370	—	—	—	370
Derivative financial instruments		—	—	—	—	1,227	1,227
Financial assets designated at fair value		790	—	—	—	—	790
Loans and advances to banks		—	33,009	—	—	—	33,009
Loans and advances to customers		—	95,230	—	—	—	95,230
Investment securities		—	—	272	—	—	272

Total financial assets		790	128,609	272	—	1,227	130,898
Total non financial assets							10,502

Total assets							141,400

Liabilities
Deposits by banks		—	—	—	48,267	—	48,267
Customer accounts		—	—	—	79,288	—	79,288
Derivative financial instruments		—	—	—	—	623	623
Debt securities in issue		—	—	—	4	—	4
Other borrowed funds		—	—	—	1,452	—	1,452
Subordinated liabilities		—	—	—	6,477	—	6,477

Total financial liabilities		—	—	—	135,488	623	136,111
Total non financial liabilities							2,381

Total liabilities							138,492
Equity							2,908

Total liabilities and equity							141,400

Financial Statements
Notes to the Financial Statements continued
The following tables provide an analysis of the fair value of financial instruments not measured at fair value in the balance sheet:

			Group
	Carrying		Surplus/
	value	Fair value	(deficit)
	2005	2005	2005
	£m	£m	£m

Assets
Cash and balances at central banks	991	991	—
Loans and advances to banks	444	444	—
Loans and advances to customers	95,467	95,871	404

Liabilities
Deposits by banks	5,617	5,617	—
Customer accounts	65,889	66,066	(177)
Debt securities in issue	21,276	20,591	685
Other borrowed funds	2,244	2,540	(296)
Subordinated liabilities	6,205	7,204	(999)

			Company
	Carrying value	Fair value	Surplus/ (deficit)
	2005	2005	2005
	£m	£m	£m

Assets
Cash and balances at central banks	370	370	—
Loans and advances to banks	33,009	33,009	—
Loans and advances to customers	95,230	95,634	404

Liabilities
Deposits by banks	48,267	48,267	—
Customer accounts	79,288	79,464	(176)
Debt securities in issue	4	4	—
Other borrowed funds	1,452	1,747	(295)
Subordinated liabilities	6,477	7,469	(992)

			Group
	Carrying value	Fair value	Surplus/ (deficit)
	2004	2004	2004
	£m	£m	£m

Assets
Cash and balances at central banks	454	454	—
Loans and advances to banks	3,068	3,069	1
Loans and advances to customers	96,951	97,205	254
Non trading derivatives	(50)	(357)	(307)
Debt securities	672	724	52
Equity shares & other similar interests	30	32	2

Liabilities
Deposits by banks	8,578	8,553	25
Customer accounts	69,348	69,540	(192)
Debt securities in issue	37,067	35,809	1,258
Other borrowed funds	722	805	(83)
Subordinated liabilities	5,360	5,656	(296)
Non trading derivatives	(255)	(278)	23

The surplus/(deficit) in the table above represents the surplus/(deficit) of fair value compared to the carrying amount of those financial instruments for which fair values have been estimated.
Fair value measurement
The fair value of financial instruments is the estimated amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. If a quoted market price is available for an instrument, the fair value is calculated based on the market price.
     Where quoted market prices are not available fair value is determined using pricing models which use a mathematical methodology based on accepted financial theories, depending on the product type and its components.
     Pricing models take into account the contract terms of the securities as well as market-based valuation parameters, such as interest rates, volatility, exchange rates and the credit rating of the counterparty. Valuation adjustments are an integral component of the fair value estimation process and are taken on individual positions where either the absolute size of the trade or other specific features of the trade or the particular market (such as counterparty credit risk, concentration or market liquidity) require more than the simple application of pricing models.

Financial Statements
Notes to the Financial Statements continued
Fair value management
The fair value exposures, as tabled above, are managed by using a combination of hedging derivatives and offsetting on balance sheet positions.
The approach to specific categories of financial instruments is described below.
Assets:
Cash and balances at central banks/ Loans and advances to banks
The carrying amount is deemed a reasonable approximation of the fair value, because they are short term in nature.
Loans and advances to customers
Loans and advances to personal customers are made both at variable and at fixed rates. As there is no active secondary market in the UK for such loans and advances, there is no reliable market value available for such a significant portfolio.
a) Variable rate
The Directors believe that, the carrying value of the variable rate loans may be assumed to be their fair value.
b) Fixed rate
Certain of the loans secured on residential properties are at a fixed rate for a limited period, typically two to five years from their commencement. At the end of this period these loans revert to the relevant variable rate. The excess of fair value over carrying value of each of these loans has been estimated by reference to the market rates available at 31 December 2005 for similar loans of maturity equal to the remaining fixed period.
Liabilities:
Deposits by banks
The carrying amount is deemed a reasonable approximation of the fair value, because they are short term in nature.
Deposits by customers
The majority of deposit liabilities are payable on demand and therefore can be deemed short term in nature with the fair value equal to the carrying value. However, given the long-term and continuing nature of the relationships with Abbey’s customers, the Directors believe there is significant value to Abbey in this source of funds. Certain of the deposit liabilities are at a fixed rate until maturity. The deficit of fair value over carrying value of these liabilities has been estimated by reference to the market rates available at 31 December 2005 for similar deposit liabilities of similar maturities.
Debt securities in issue and subordinated liabilities
Where reliable prices are available, the fair value of debt securities in issue and subordinated liabilities has been calculated using quoted market prices. Other market values have been determined using in-house pricing models.
Intra Group balances
Included in the asset and liability categories on the Company balance sheet are outstanding intra group balances. The directors regard the carrying amount as a reasonable approximation of the fair value, due to the loans and deposits being short term in nature with a variable interest rate linked to 3 month LIBOR.
Financial Instruments disclosures under UK GAAP Standard FRS 13 “Derivatives and Other Financial Instruments: Disclosures”
The following are the financial instrument disclosures for 2004 as previously required by FRS13.
Interest rate risk
In accordance with FRS 13, interest rate repricing gap information is shown in the table (the ‘gap table’) below, at 31 December 2004. It provides an estimate of the repricing profile of Abbey’s assets, liabilities and other off-balance sheet exposures for non-trading activities. For the major categories of assets and liabilities, the gap table shows the values of interest earning assets and interest bearing liabilities which reprice within selected time bands. Items are allocated to time bands by reference to the earlier of the next interest rate repricing date and the legal maturity date. This leads to an apparent timing mismatch where the anticipated maturity date is different from the legal maturity date and hedges have been structured accordingly.
      The positions shown reflect both the repricing behaviour of the administered rates on mortgage and savings products (over which Abbey has control) and contracted wholesale on and off-balance sheet positions. The tables do not purport to measure market risk exposure.

Financial Statements
Notes to the Financial Statements continued
Interest rate repricing gap at 31 December 2004

		In more
		than 3	In more
		months	than 6
		but not	months	In more than		Non-
	Not more	more	but not	1 year but	In more	interest	Non-
	than 3	than 6	more than 12	not more	than 5	bearing	Trading
	months	months	months	than 5 years	years	amounts	Total	Trading	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Treasury and other eligible bills	—	—	—	—	—	—	—	1,990	1,990
Cash and loans and advances to banks (1)	453	—	—	—	—	967	1,420	9,182	10,602
Loans and advances to customers (2)	59,282	1,982	3,305	12,903	3,242	1,138	81,852	11,357	93,209
Net investment in finance leases	948	46	146	2	2	4	1,148	—	1,148
Securities and investments	394	173	44	40	13	38	702	23,157	23,859
Other assets	—	—	—	—	—	9,376	9,376	2,377	11,753
Assets of long-term assurance funds	—	—	—	—	—	27,180	27,180	—	27,180

Total assets	61,077	2,201	3,495	12,945	3,257	38,703	121,678	48,063	169,741

Liabilities
Deposits by banks (1)	(349)	—	—	—	—	(161)	(510)	(17,902)	(18,412)
Customer accounts	(63,690)	(1,084)	(2,016)	(2,541)	(17)	—	(69,348)	(9,502)	(78,850)
Debt securities in issue	(7,991)	(1,003)	(444)	(3,332)	(252)	—	(13,022)	(8,947)	(21,969)
Subordinated liabilities and other long-term capital instruments	(405)	—	(388)	(1,528)	(3,057)	(704)	(6,082)	—	(6,082)
Other liabilities	—	—	—	—	—	(5,431)	(5,431)	(6,381)	(11,812)
Funding of trading book	5,331	—	—	—	—	—	5,331	(5,331)	—
Liabilities of long-term assurance funds	—	—	—	—	—	(27,180)	(27,180)	—	(27,180)
Minority interests — non-equity	—	—	—	—	—	(512)	(512)	—	(512)
Shareholders’ funds - non-equity	—	—	—	—	—	(632)	(632)	—	(632)
- equity	—	—	—	—	—	(4,292)	(4,292)	—	(4,292)

Total liabilities	(67,104)	(2,087)	(2,848)	(7,401)	(3,326)	(38,912)	(121,678)	(48,063)	(169,741)

Off-balance sheet items (3)	(5,295)	1,730	1,446	(2,022)	4,218	(77)
Interest rate repricing gap	(11,322)	1,844	2,093	3,522	4,149	(286)
2004 Cumulative gap	(1,322)	(9,478)	(7,385)	(3,863)	286	—

(1)	Non-interest bearing items within Loans and advances to banks and Deposits by banks include items in the course of collection and items in the course of transmission, respectively. These are short-term receipts and payments within the UK retail banking clearing system. The remaining non-interest bearing item within Loans and advances to banks relates to the interest free deposit maintained with the Bank of England.

(2)	Non-interest bearing items within Loans and advances to customers relate to non-accruing lendings after deduction of associated provisions.

(3)	Off-balance sheet items are classified in the table above according to the interest terms contained in the contracts.
Negative gaps are liability sensitive and, all other things being equal, would indicate a benefit if interest rates decline. A positive gap is asset sensitive and, all other things being equal, would indicate a benefit if interest rates increase. Gap positions shown within the interest rate repricing table are attributable to the balance sheet management of the Abbey’s capital, low rate and non-interest bearing liabilities, aimed at reducing income volatility. Fixed rate assets and liabilities are hedged in line with a broadly risk neutral management objective. A notional allocation of liabilities has been made to the trading book for the purposes of the gap table. Such an allocation represents the proportion of general funding supporting the trading book.
        A number of Abbey non-trading assets and liabilities are subject to more complex repricing than can be reflected in the above table or repriced with reference to indices other than interest rates. The market risk exposure is minimised through the use of matching derivatives.
Foreign exchange risk
Abbey’s main overseas operations are in the US. The main operating (or ‘functional’) currencies of its operations are therefore sterling, euro and US dollar. As Abbey prepares its Consolidated Financial Statements in sterling, these will be affected by

Financial Statements
Notes to the Financial Statements continued
Foreign exchange risk
movements in the euro/sterling and dollar/sterling exchange rates. The structural currency exposures contained in Abbey’s Consolidated Balance Sheet is predominantly affected by movements in the exchange rates between the euro and sterling. This structural currency exposure is not the same as structural market risk which arises from a variety of exposures inherent in a product or portfolio. Translation gains and losses arising from these exposures are recognised in the Statements of total recognised gains and losses.
     Abbey mitigates the effect of this exposure by financing a significant proportion of its net investments in its overseas operations with borrowings in the currency of the local operation.
     Abbey’s structural currency exposures at 31 December 2004 were as follows:

		Borrowings hedging
	Net investments in	net investment in	Net structural
	operations	overseas operations	currency exposures
	2004	2004	2004
	£m	£m	£m

Euro — Subsidiary	—	—	—
— Branches	(1)	—	(1)
Other non-sterling amounts	1	—	1

	—	—	—

Abbey also has some transactional (or non-structural) currency exposures. Such exposures arise from the activities of Abbey where the operating unit undertakes activities in currencies other than the unit’s functional currency. Where such activities show currency mismatches between assets and liabilities, Abbey uses a variety of derivative products to eliminate some or all of the currency risk depending on the amount and nature of the transaction. Controls are in place to limit the size of Abbey’s open transactional foreign exchange positions.
     Certain transactional currency exposures give rise to net currency gains and losses which are recognised in the Profit and Loss Account. Such exposures comprise the monetary assets and monetary liabilities of Abbey that are not denominated in the functional currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas operations (as shown in the above table). Transactional currency exposures are stated net of derivatives used to hedge currency risk.
     Abbey’s transactional currency exposures at 31 December 2004 were as follows:

			2004 - Net foreign currency monetary assets/(liabilities)
	Sterling	US Dollar	Euro	Other	Total
	£m	£m	£m	£m	£m

Sterling	n/a	527	70	32	629
Euro	88	—	n/a	—	88

	88	527	70	32	717

Certain areas of the business generate a significant proportion of their income in currencies other than the functional currency, and may use forward foreign exchange contracts to fix the functional currency equivalent of their forecast income. The outstanding nominal amount of such transactions at 31 December 2004 was nil.
54. Explanation of transition to International Financial Reporting Standards
Abbey, in line with all listed entities in the European Union (“EU”), was required to adopt International Financial Reporting Standards (“IFRS”) in preparing its consolidated financial statements for the year ended 31 December 2005.
     Up to 31 December 2004, the Group prepared its financial statements in accordance with UK Generally Accepted Accounting Principles (“UK GAAP”).
     Key standards IAS 32 “Financial Instruments: Disclosure and Presentation”, and IAS 39 “Financial Instruments: Recognition and Measurement”, IFRS 4 “Insurance Contracts” and IFRS 5 “Non-current Assets Held for Sale & Discontinued Operations” have been applied prospectively from 1 January 2005. All other standards are required to be applied retrospectively.

Financial Statements
Notes to the Financial Statements continued
Reconciliation of profit attributable to shareholders under UK GAAP to profit attributable to shareholders under IFRS for the 12 months to 31 December 2004

Group
2004
£m

Profit attributable to Shareholders Profit before tax under UK GAAP	273
Employee benefits	1
Leasing	(11)
Software	(109)
Goodwill	14
Other intangible assets	(147)
New entities	(1)
Insurance business	(45)
Other	4

Profit before tax under IFRS	(21)

Taxation — UK GAAP	(144)
Taxation — IFRS adjustments	111

Profit attributable to shareholders under IFRS	(54)

Reconciliation of shareholders’ funds under UK GAAP to shareholders equity under IFRS at 1 January 2004 and 31 December 2004

	Group		Company
	1 Jan.2004	31 Dec 2004	1 Jan.2004	31 Dec 2004
	£m	£m	£m	£m

Shareholders’ Equity
Shareholders’ equity as previously reported under UK GAAP	5,331	4,924	4,836	4,079
Employee benefits	(1,104)	(1,202)	(990)	(1,089)
Leasing	(151)	(162)	(1)	—
Software	108	(1)	63	5
Goodwill	—	14	—	—
Other intangible assets	—	(147)	—	—
Dividends	245	—	245	—
New entities	10	(3)	—	—
Other	(10)	6	(44)	(42)
Tax impact on the above adjustments	285	360	288	334
Deferred taxation	(90)	(69)	—	—

Total shareholders’ equity under IFRS	4,624	3,720	4,397	3,287

Explanation of material adjustments to profit attributable to shareholders and shareholders’ equity for 2004
Insurance Business
IAS 27 “Consolidated and Separate Financial Statements” requires that all entities be consolidated on a line-by-line basis when control exists. Historically Abbey has consolidated its insurance subsidiaries in aggregate on a single line basis presented on the face of the balance sheet as “Long-term assurance business”. The impact on profit before tax is due to the gross up of the ‘Value of in-force business’ asset for the deferred tax provision. There is no impact on profit after tax.
Securitisation
In accordance with FRS 5 under UK GAAP, qualifying securitisation transactions are accounted for on a linked presentation basis. Linked presentation is not available under IFRS. Therefore, the gross assets and the related funding are presented separately on the balance sheet.
Employee benefits
a) Pensions
The equity charge reflects the actuarial pension deficit being recognised on the balance sheet as required by IAS 19 “Employee Benefits”. The profit before tax impact in 2004 is not material since the increased pension charge after applying a discount rate to liabilities is offset by the release of existing SSAP 24 accruals. The increase in ongoing pension costs should be substantially offset by the forecast level of full time equivalent (FTE) staff reductions.
     From a regulatory perspective, the IAS equity impact will be substituted with a charge based on the amount of the pension fund deficit that the company would have to meet by way of additional payments (over-and-above “normal” annual contributions) over the next five years.
b) Stock Option Expensing
The treatment of share options granted to staff by subsidiaries in the shares of the parent is still being finalised by the International Financial Reporting Interpretations Committee (IFRIC). The present guidance is that a subsidiary should treat such

Financial Statements
Notes to the Financial Statements continued
options as “cash settled” in the subsidiary accounts, whereas in the parent accounts such options should be treated as “equity settled”.
     Abbey became a subsidiary of Banco Santander Central Hispano, S.A (BSCH) and part of Santander in 2004, and at that time a number of options in the shares of Abbey were rolled over into BSCH shares. Such options in line with their treatment as “cash settled shares” are fair valued at date of grant and the cost is spread through the income statement over the vesting period. In addition, at each balance sheet date, the options are revalued and this movement is taken to the income statement over the vesting period.
Leasing
IAS 17 “Leases” requires finance lease income to be recognised to give a constant rate of return on the net cash investment with no account taken in calculating the net investment of the tax effects of the lease. The 2004 profit before tax impact relates to the move from the actuarial after tax method of recognising finance lease income that was applied under UK GAAP, resulting in a lower net book value and increase in profit on sale of leasing assets. This adjustment also reflects the depreciation of operating lease assets being recognised on a straight-line basis under IFRS, compared to recognition at a constant rate of return under UK GAAP.
Software Capitalisation
IAS 38 “Intangible Assets” requires software costs to be capitalised and amortised rather than expensed immediately. The charge to the income statement reflects the impairment of amounts capitalised on transition following the acquisition of Abbey by Banco Santander Central Hispano, S.A.
Goodwill
IFRS 3 “Business Combinations” requires amortisation of goodwill to cease on transition to IFRS, but instead subject it to annual impairment tests. The 2004 impact represents the write back of the 2004 amortisation charge under UK GAAP offset by impairments as a result of the higher goodwill carrying value.
Intangible Assets
IFRS 3 “Business Combinations” requires separately identifiable intangibles within goodwill to be reclassified on transition as other intangible assets if requirements under IAS 38 are met, and amortised over their expected useful lives. The 2004 impact mainly represents the impairment charge resulting from a change in the mix of Top 20 independent financial advisors identified on the acquisition of Scottish Provident.
Dividends
Represents the write-back of dividends, proposed not declared, at 1 January 2004 as required by IAS 10 “Event after the Balance Sheet Date”. These dividends have been paid during 2004 and with no further dividends declared there is no impact on shareholders’ equity at 31 December 2004.
New Entities
SIC-12 “Consolidation — Special Purpose Entities” requires consolidation of special purpose entities (“SPE”) when the substance of the relationship between the SPE and reporting entity indicates that the SPE is controlled by the entity. As a result Abbey have consolidated some funds, unit trusts and open ended investment companies which are part of its insurance and asset management business.
Explanation of material adjustments to cash flow statement for 2004
Abbey previously prepared its cash flow statement in accordance with the UK Financial Reporting Standard (Revised 1996) “Cash flow statements” (“FRS 1 (Revised)”). Its objectives and principles are similar to those set out in IAS 7 “Cash Flow Statements”.
     FRS 1 (Revised) defines cash as cash and balances at central banks and advances to banks payable on demand. IAS 7 in addition includes “Cash Equivalents”, which are defined as short term highly liquid investments, held for the purpose of meeting short term cash commitments rather than investment, that are both convertible to known amounts of cash, and so near their maturity that they present an insignificant risk of changes in value.
     The other principal differences between IFRS and UK GAAP are in respect of classification. Under UK GAAP, Abbey presented its cash flows by: (a) operating activities; (b) dividends received from associates; (c) returns on investments and servicing of finance; (d) taxation; (e) capital expenditure and financial investments; (f) acquisitions; (g) equity dividends paid; and (h) financing. Under IFRS only three categories are required. These are: (a) operating; (b) investing; and (c) financing.

Financial Statements
Notes to the Financial Statements continued
Reconciliation of consolidated balance sheet at 31 December 2004

	Group					Company
		Effect of			Effect of
		transition			transition
	UK GAAP	to IFRS	IFRS	UK GAAP	to IFRS	IFRS
	£m	£m	£m	£m	£m	£m

ASSETS
Cash and balances at central banks	454	—	454	443	—	443
Treasury bills and other eligible bills	1,990	(1,990)	—	—	—	—
Derivative financial instruments	—	2,377	2,377	—	—	—
Loans and advances to banks	10,148	1,603	11,751	23,605	—	23,605
Loans and advances to customers	93,209	16,207	109,416	79,857	3	79,860
Debt securities	22,683	14,327	37,010	405	—	405
Equity shares and other variable interest securities	1,176	9,616	10,792	1	—	1
Investment in associated undertakings	25	—	25	19	—	19
Net investment in finance leases	1,148	(1,148)	—	3	(3)	—
Long-term assurance business	2,968	(2,968)	—	—	—	—
Investment in subsidiary undertakings	—	—	—	8,250	—	8,250
Intangible assets	317	(142)	175	—	—	—
Value of in-force business	—	1,844	1,844	—	—	—
Property, plant and equipment	246	16	262	226	5	231
Operating lease assets	2,341	(66)	2,275	—	—	—
Investment property	—	1,228	1,228	—	—	—
Prepayments and accrued income	1,195	(1,195)	—	379	(379)	—
Current tax asset	—	242	242	—	242	242
Deferred tax assets	—	501	501	160	334	494
Other assets	4,661	1,720	6,381	1,126	379	1,505
Assets of long-term assurance funds	27,180	(27,180)	—	—	—	—

Total assets	169,741	14,992	184,733	114,474	581	115,055

LIABILITIES
Deposits by banks	18,412	—	18,412	35,697	—	35,697
Customer accounts	78,850	(190)	78,660	65,910	—	65,910
Derivative financial instruments	—	3,665	3,665	—	—	—
Debt securities in issue	21,969	15,098	37,067	4	—	4
Other borrowed funds	—	722	722	—	722	722
Accruals and deferred income	1,729	(1,729)	—	1,008	(1,008)	—
Subordinated liabilities	5,360	124	5,484	5,673	1	5,674
Other long-term capital instruments	722	(722)	—	722	(722)	—
Insurance and reinsurance liabilities	—	24,923	24,923	—	—	—
Other liabilities	9,250	(406)	8,844	1,188	1,219	2,407
Liabilities of long-term assurance funds	27,180	(27,180)	—	—	—	—
Other provisions	258	44	302	193	44	237
Current tax liability	—	161	161	—	57	57
Deferred tax liabilities	551	513	1,064	—	—	—
Retirement benefit obligations	24	1,173	1,197	—	1,060	1,060
Minority Interest — non-equity	512	—	512	—	—	—

Total liabilities	164,817	16,196	181,013	110,395	1,373	111,768

EQUITY
Called up share capital — ordinary shares	148	—	148	148	—	148
Called up share capital — preference shares	325	—	325	325	—	325
Share premium account	2,164	—	2,164	2,164	—	2,164
Retained earnings	2,287	(1,204)	1,083	1,442	(792)	650

Total shareholders’ equity	4,924	(1,204)	3,720	4,079	(792)	3,287

Total equity and liabilities	169,741	14,992	184,733	114,474	581	115,055

Financial Statements
Notes to the Financial Statements continued
Restated Group balance sheet at 31 December 2004

Group
			Insurance	Securit-	Employee				Other	New		Total IFRS
	UK GAAP	Reclassification	Business	isation	benefits	Leasing	Software	Goodwill	Intangibles	Entities	Other	Adjustment	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	454	—	—	—	—	—	—	—	—	—	—	—	454
Treasury bills and other eligible bills	1,990	(1,990)	—	—	—	—	—	—	—	—	—	(1,990)	—
Derivatives	—	2,377	—	—	—	—	—	—	—	—	—	2,377	2,377
Loans and advances to banks	10,148	—	1,603	—	—	—	—	—	—	—	—	1,603	11,751
Loans and advances to customers	93,209	1,148	—	15,098	—	(40)	—	—	—	—	1	16,207	109,416
Debt securities	22,683	1,990	11,335	—	—	—	—	—	—	1,002	—	14,327	37,010
Equity shares and other variable interest securities	1,176	—	10,232	—	—	—	—	—	—	(616)	—	9,616	10,792
Investment in associated undertakings	25	—	—	—	—	—	—	—	—	—	—	—	25
Net investment in finance leases	1,148	(1,148)	—	—	—	—	—	—	—	—	—	(1,148)	—
Long-term assurance business	2,968	—	(2,968)	—	—	—	—	—	—	—	—	(2,968)	—
Intangible assets	317	—	—	—	—	—	—	5	(147)	—	—	(142)	175
Value of in-force business	—	—	1,844	—	—	—	—	—	—	—	—	1,844	1,844
Property, plant and equipment	246	—	—	—	—	—	—	9	—	—	7	16	262
Operating lease assets	2,341	—	—	—	—	(66)	—	—	—	—	—	(66)	2,275
Investment property	—	—	1,237	—	—	—	—	—	—	—	(9)	1,228	1,228
Prepayments and accrued income	1,195	(1,195)	—	—	—	—	—	—	—	—	—	(1,195)	—
Current tax asset	—	242	—	—	—	—	—	—	—	—	—	242	242
Deferred tax assets	—	—	—	—	—	—	—	—	—	—	501	501	501
Other assets	4,661	(1,182)	2,911	—	—	(56)	(1)	—	—	48	—	1,720	6,381
Assets of long-term assurance funds	27,180	—	(27,180)	—	—	—	—	—	—	—	—	(27,180)	—

Total assets	169,741	242	(986)	15,098	—	(162)	(1)	14	(147)	434	500	14,992	184,733

LIABILITIES
Deposits by banks	18,412	—	—	—	—	—	—	—	—	—	—	—	18,412
Customer accounts	78,850	—	—	—	—	—	—	—	—	(190)	—	(190)	78,660
Derivatives financial instruments	—	3,665	—	—	—	—	—	—	—	—	—	3,665	3,665
Debt securities in issue	21,969	—	—	15,098	—	—	—	—	—	—	—	15,098	37,067
Other borrowed funds	—	722	—	—	—	—	—	—	—	—	—	722	722
Accruals and deferred income	1,729	(1,729)	—	—	—	—	—	—	—	—	—	(1,729)	—
Subordinated liabilities	5,360	—	124	—	—	—	—	—	—	—	—	124	5,484
Other long-term capital instruments	722	(722)	—	—	—	—	—	—	—	—	—	(722)	—
Insurance and reinsurance liabilities	—	—	24,404	—	—	—	—	—	—	523	(4)	24,923	24,923
Other liabilities	9,250	(1,855)	1,318	—	29	—	—	—	—	104	(2)	(406)	8,844
Liabilities of long-term assurance funds	27,180	—	(27,180)	—	—	—	—	—	—	—	—	(27,180)	—
Other provisions	258	—	44	—	—	—	—	—	—	—	—	44	302
Current tax liability	—	161	—	—	—	—	—	—	—	—	—	161	161
Deferred tax liabilities	551	—	304	—	—	—	—	—	—	—	209	513	1,064
Retirement benefit obligations	24	—	—	—	1,173	—	—	—	—	—	—	1,173	1,197
Minority Interest — non-equity	512	—	—	—	—	—	—	—	—	—	—	—	512

Total liabilities	164,817	242	(986)	15,098	1,202	—	—	—	—	437	203	16,196	181,013

EQUITY
Called up share capital — ordinary shares	148	—	—	—	—	—	—	—	—	—	—	—	148
Called up share capital — preference shares	325	—	—	—	—	—	—	—	—	—	—	—	325
Share premium account	2,164	—	—	—	—	—	—	—	—	—	—	—	2,164
Retained earnings	2,287	—	—	—	(1,202)	(162)	(1)	14	(147)	(3)	297	(1,204)	1,083

Total shareholders’ equity	4,924	—	—	—	(1,202)	(162)	(1)	14	(147)	(3)	297	(1,204)	3,720

Total equity and liabilities	169,741	242	(986)	15,098	—	(162)	(1)	14	(147)	434	500	14,992	184,733

Financial Statements
Notes to the Financial Statements continued
Restated Company balance sheet at 31 December 2004

Company
			Employee			Total IFRS
	UK GAAP	Reclassification	benefits	Software	Other	Adjustment	IFRS
	£m	£m	£m	£m	£m	£m	£m

ASSETS
Cash and balances at central banks	443	—	—	—	—	—	443
Loans and advances to banks	23,605	—	—	—	—	—	23,605
Loans and advances to customers	79,857	3	—	—	—	3	79,860
Debt securities	405	—	—	—	—	—	405
Equity shares and other variable interest securities	1	—	—	—	—	—	1
Investment in associated undertakings	19	—	—	—	—	—	19
Net investment in finance leases	3	(3)	—	—	—	(3)	—
Investment in subsidiary undertakings	8,250	—	—	—	—	—	8,250
Property, plant and equipment	226	—	—	5	—	5	231
Prepayments and accrued income	379	(379)	—	—	—	(379)	—
Current tax asset	—	242	—	—	—	242	242
Deferred tax assets	160	—	—	—	334	334	494
Other assets	1,126	379	—	—	—	379	1,505

Total assets	114,474	242	—	5	334	581	115,055

LIABILITIES
Deposits by banks	35,697	—	—	—	—	—	35,697
Customer accounts	65,910	—	—	—	—	—	65,910
Debt securities in issue	4	—	—	—	—	—	4
Other borrowed funds	—	722	—	—	—	722	722
Accruals and deferred income	1,008	(1,008)	—	—	—	(1,008)	—
Subordinated liabilities	5,673	—	—	—	1	1	5,674
Other long-term capital instruments	722	(722)	—	—	—	(722)	—
Other liabilities	1,188	1,193	29	—	(3)	1,219	2,407
Other provisions	193	—	—	—	44	44	237
Current tax liability	—	57	—	—	—	57	57
Retirement benefit obligations	—	—	1,060	—	—	1,060	1,060

Total liabilities	110,395	242	1,089	—	42	1,373	111,768

EQUITY
Called up share capital — ordinary shares	148	—	—	—	—	—	148
Called up share capital — preference shares	325	—	—	—	—	—	325
Share premium account	2,164	—	—	—	—	—	2,164
Retained earnings	1,442	—	(1,089)	5	292	(792)	650

Total shareholders’ equity	4,079	—	(1,089)	5	292	(792)	3,287

Total equity and liabilities	114,474	242	—	5	334	581	115,055

Financial Statements
Notes to the Financial Statements continued
Reconciliation of the Group income statement for the year ended 31 December 2004

	Group
	Effect of transition
	UK GAAP	to IFRS	IFRS
	£m	£m	£m

Interest and similar income	4,925	712	5,637
Interest expense and similar charges	(3,395)	(779)	(4,174)

Net Interest Income	1,530	(67)	1,463

Fees and commission income	639	14	653
Fee and commission expense	(114)	(1)	(115)

Net fee and commission income	525	13	538
Dividend income	1	—	1
Net earned insurance premiums	—	750	750
Net trading income	—	846	846
Dealing profits	268	(268)	—
Income from long-term assurance business	76	(76)	—
Other operating income	244	97	341

Total operating income	2,644	1,295	3,939

Net insurance claims incurred and movement in policyholder liabilities	—	(1,094)	(1,094)

Total income net of insurance claims	2,644	201	2,845

Administration expenses	(2,053)	(168)	(2,221)
Depreciation and amortisation	(253)	(294)	(547)

Total operating expenses	(2,306)	(462)	(2,768)
Impairment losses on loans and advances	36	19	55
Impairment recoveries/ (losses) on fixed asset investments	80	—	80
Provisions for contingent liabilities and commitments	(233)	—	(233)

Operating profit/(loss)	221	(242)	(21)
Share of profit of associates	6	(6)	—
Profit on disposal of group undertakings	46	(46)	—

Profit/(loss) before tax	273	(294)	(21)
Taxation expense	(144)	111	(33)

Profit/(loss) for the year	129	(183)	(54)

Financial Statements
Notes to the Financial Statements continued
Restated Group income statement for the year ended 31 December 2004

			Employee				Other	New	Insurance			Total IFRS
	UK GAAP	Reclassificat-ion	benefits	Leasing	Software	Goodwill	Intangibles	Entities	Business	Securitisation	Other	Adjustment	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest and similar income	4,925	—	—	—	—	—	—	(5)	—	717	—	712	5,637
Interest expense and similar charges	(3,395)	—	(43)	—	—	—	—	—	—	(736)	—	(779)	(4,174)

Net Interest Income	1,530	—	(43)	—	—	—	—	(5)	—	(19)	—	(67)	1,463

Fees and commission income	639	—	—	—	—	—	—	—	—	—	14	14	653
Fee and commission expense	(114)	—	—	—	—	—	—	—	—	—	(1)	(1)	(115)

Net fee and commission income	525	—	—	—	—	—	—	—	—	—	13	13	538
Dividend income	1	—	—	—	—	—	—	—	—	—	—	—	1
Net earned insurance premiums	—	—	—	—	—	—	—	—	750	—	—	750	750
Net trading income — banking	—	268	—	—	—	—	—	(18)	596	—	—	846	846
Dealing profits	268	(268)	—	—	—	—	—	—	—	—	—	(268)	—
Income from long-term assurance business	76	—	—	—	—	—	—	—	(76)	—	—	(76)	—
Other operating income	244	52	—	20	—	—	—	7	19	—	(1)	97	341

Total operating income	2,644	52	(43)	20	—	—	—	(16)	1,289	(19)	12	1,295	3,939

Net insurance claims incurred and movement in policyholder liabilities	—	—	—	—	—	—	—	17	(1,111)	—	—	(1,094)	(1,094)

Total income net of insurance claims	2,644	52	(43)	20	—	—	—	1	178	(19)	12	201	2,845

Administration expenses	(2,053)	—	44	—	9	—	—	(2)	(223)	—	4	(168)	(2,221)
Depreciation and amortisation	(253)	—	—	(31)	(118)	14	(147)	—	—	—	(12)	(294)	(547)

Total operating expenses	(2,306)	—	44	(31)	(109)	14	(147)	(2)	(223)	—	(8)	(462)	(2,768)

Impairment losses on loans and advances	36	—	—	—	—	—	—	—	—	19	—	19	55
Impairment recoveries/ (losses) on fixed asset investments	80	—	—	—	—	—	—	—	—	—	—	—	80
Provisions for contingent liabilities and commitments	(233)	—	—	—	—	—	—	—	—	—	—	—	(233)

Operating profit	221	52	1	(11)	(109)	14	(147)	(1)	(45)	—	4	(242)	(21)

Income for associated undertakings	6	(6)	—	—	—	—	—	—	—	—	—	(6)	—
Profit on disposal of group undertakings	46	(46)	—	—	—	—	—	—	—	—	—	(46)	—

Profit/(loss) before tax	273	—	1	(11)	(109)	14	(147)	(1)	(45)	—	4	(294)	(21)
Taxation expense	(144)	—	—	—	—	—	—	—	45	—	66	111	(33)

Profit/(loss) for the year	129	—	1	(11)	(109)	14	(147)	(1)	—	—	70	(183)	(54)

Key impact analysis on the Opening Balance Sheet as at 1 January 2005
Reconciliation of previously reported shareholder funds’ under UK GAAP to total shareholders’ equity under IFRS at 1 January 2005

	Group	Company
	At 1 January	At 1 January
	2005	2005
	£m	£m

Shareholders’ Equity
Shareholders’ equity as previously reported under UK GAAP	4,924	4,079
Non IAS 32, IAS 39 and IFRS 4 adjustments	(1,204)	(792)

Shareholders’ equity before IAS 32, IAS 39 and IFRS 4 adjustments	3,720	3,287
De-recognition of liabilities	(154)	(154)
Fees & Commissions	(73)	(113)
Non-trading derivatives	(288)	(238)
Fair value classification	141	16
Preference shares reclassification to debt	(570)	(570)
Life investment products	(84)	—
Other	(34)	(51)
Deferred tax	29	—
Tax impact of the above items	108	146

Total shareholders’ equity under IFRS	2,795	2,323

Financial Statements
Notes to the Financial Statements continued
Explanation of material adjustments to shareholders’ equity at 1 January 2005
Reclassifications
These mainly consist of two significant reclassifications. Firstly moving Abbey’s trading book financial assets and liabilities from the underlying categories as presented under UK GAAP to the ‘trading assets’ and ‘trading liabilities’ categories on the face of the IFRS balance sheet. Secondly classifying the assets and liabilities of the long-term business funds as financial assets and liabilities designated at fair value from the underlying categories. Abbey’s trading book and long-term business funds had been fair valued under UK GAAP and therefore no impact on shareholders’ equity on transition to IFRS.
Offsetting of financial assets and liabilities
Under UK GAAP the netting of asset and liability balances in the balance sheet is only allowed when there is the ability to insist on net settlement. Under IAS 32 “Financial Instruments: Disclosure and Presentation” the offsetting of financial assets and financial liabilities is only allowed when there is a legally enforceable right to offset and the intention to settle net. The change from an ability to insist on net settlement to an intention to settle on a net basis is not in line with market practice in a number of areas. As a result certain financial instruments have been presented gross on the balance sheet, mainly trading derivatives.
Derecognition of liabilities
IAS 39 “Financial Instruments: Recognition and Measurement” allows liabilities to be de-recognised only when legally extinguished. The equity adjustment represents the reinstatement of certain liabilities (including unclaimed dividends and dormant account balances) to their contractual values.
Fees and Commissions
This reflects the impact of origination fees receivable on loans (e.g. booking/application fees, high loan-to-value (LTV) fees, survey fees), early redemption fees receivable, and directly related incremental costs of originating loans (e.g. survey fees and introducer commissions on mortgages), and issue costs on floating rate notes (FRNs) in special purpose vehicles (SPVs) being deferred and recognised in income over the expected life of the loan on an effective yield basis as required by IAS 39 “Financial Instruments: Recognition and Measurement” rather than being recognised on receipt or amortised on a different basis under UK GAAP.
Non-trading derivatives
Under UK GAAP derivatives were classified as trading or non-trading. Trading derivatives were reported at market value in the balance sheet, with movements in market value recognised immediately in the income statement. Non-trading derivatives, which were transacted for hedging and risk management purposes, were accounted for on an accruals basis, equivalent to the assets, liabilities or net positions being hedged.
     The application of IAS 39 “Financial Instruments: Recognition and Measurement” as at 1 January 2005 resulted in the recognition of additional assets and liabilities relating to the fair values of derivatives at that date which were previously accounted for on an accruals basis. In addition, as required by IFRS 1 the carrying values of non-derivative financial instruments, which were part of a qualifying fair value hedge relationship under UK GAAP, were adjusted at 1 January 2005 to the fair value attributable to the hedged risks of those financial instruments.
Fair value classification
Under IAS 39 “Financial Instruments: Recognition and Measurement”, non-trading financial assets and liabilities, if certain criteria are met, may be designated at fair value, with changes in the fair value recognised in the income statement, or classified as available for sale securities at fair value, with changes in fair value recognised in equity. At 1 January 2005 Abbey has designated some investment securities at fair value, with the remaining non-trading investment securities classified as available for sale securities. Abbey also designated at fair value certain loans and advances to customers, other financial investments and some debt securities in issue meeting the criteria for designation at fair value. The impact on the 1 January 2005 balance sheet as follows:

		Group		Company
	UK GAAP	IFRS	UK GAAP	IFRS
	Carrying value	Fair value	Carrying value	Fair value
	£m	£m	£m	£m

Financial Assets:
Financial assets designated at fair value	3,996	4,306	695	711
Available for sale securities	11	11	379	379

Financial Liabilities:
Financial Liabilities designated at fair value	7,758	7,927	—	—

Preference share reclassification
IAS 32 “Financial Instruments: Disclosure and Presentation” requires preference shares to be classified as either liabilities or equities depending on their substance. Abbey’s preference shares have a contractual obligation to transfer cash and therefore they have been reclassified as liabilities and the coupon payments are reflected as interest payable rather than dividends. The equity adjustment comprises this reclassification and the translation of Abbey USD preference shares to local currency based on the year-end rate, compared to UK GAAP carrying value at historic rate.

Financial Statements
Notes to the Financial Statements continued
Life investment products
Under IFRS 4 “Insurance contracts”, life assurance contracts that are largely investment in nature (i.e. do not contain significant insurance risk) will be accounted for as financial instruments under IAS 39 “Financial Instruments: Recognition and Measurement”. Whilst the discounted value of future profits (“DVFP”) will no longer be recognised in respect of products classified as investment contracts, companies may recognise particular deferred acquisition costs (“DAC”). However, the acquisition costs that are deferrable under IFRS are limited, and the DAC asset recognised is significantly lower than the loss in DVFP.
The above adjustments would have been required to comply with IAS32/39 and IFRS4 in the 2004 comparatives.
Reconciliation of consolidated balance sheet at 1 January 2005

			Group			Company
		Effect of			Effect of
		adoption of			adoption of
		IAS 32,	IFRSs	IFRSs	IAS 32, IAS	IFRSs
	IFRSs	IAS 39 and	1 Jan	31 Dec	39 and	1 Jan
	31 Dec 2004	IFRS 4	2005	2004	IFRS 4	2005
	£m	£m	£m	£m	£m	£m

ASSETS
Cash and balances at central banks	454	—	454	443	—	443
Trading assets	—	45,001	45,001	—	—	—
Derivative financial instruments	2,377	7,761	10,138	—	257	257
Financial assets at fair value	—	26,255	26,255	—	711	711
Loans and advances to banks	11,751	(6,440)	5,311	23,605	—	23,605
Loans and advances to customers	109,416	(15,026)	94,390	79,860	12,194	92,054
Debt securities	37,010	(37,010)	—	405	(405)	—
Equity shares and other variable interest securities	10,792	(10,792)	—	1	(1)	—
Available for sale securities	—	11	11	—	379	379
Investment in associated undertakings	25	—	25	19	—	19
Investment in subsidiary undertakings	—	—	—	8,250	—	8,250
Intangible assets	175	—	175	—	—	—
Value of in-force business	1,844	(67)	1,777	—	—	—
Property, plant and equipment	262	—	262	231	—	231
Operating lease assets	2,275	—	2,275	—	—	—
Investment property	1,228	—	1,228	—	—	—
Current tax asset	242	—	242	242	—	242
Deferred tax assets	501	29	530	494	146	640
Macro hedge of interest rate risk	—	10	10	—	10	10
Other assets	6,381	179	6,560	1,505	(157)	1,348

Total assets	184,733	9,911	194,644	115,055	13,134	128,189

LIABILITIES
Deposits by banks	18,412	(7,314)	11,098	35,697	40	35,737
Customer accounts	78,660	(7,566)	71,094	65,910	13,016	78,926
Derivative financial instruments and other trading liabilities	3,665	7,888	11,553	—	—	—
Trading liabilities	—	27,021	27,021	—	—	—
Financial liabilities designated at fair value	—	7,927	7,927	—	—	—
Debt securities in issue	37,067	(16,645)	20,422	4	(1)	3
Other borrowed funds	722	1,082	1,804	722	570	1,292
Subordinated liabilities	5,484	617	6,101	5,674	485	6,159
Insurance and reinsurance liabilities	24,923	(3,213)	21,710	—	—	—
Other liabilities	8,844	(1,536)	7,308	2,407	(12)	2,395
Investment contract liabilities	—	3,213	3,213	—	—	—
Other provisions	302	(19)	283	237	—	237
Current tax liability	161	—	161	57	—	57
Deferred tax liabilities	1,064	(107)	957	—	—	—
Retirement benefit obligations	1,197	—	1,197	1,060	—	1,060
Minority Interest — Non Equity	512	(512)	—	—	—	—

Total liabilities	181,013	10,836	191,849	111,768	14,098	125,866

EQUITY
Called up share capital — ordinary shares	148	—	148	148	—	148
Called up share capital — preference shares	325	(325)	—	325	(325)	—
Share premium account	2,164	(307)	1,857	2,164	(307)	1,857
Retained earnings	1,083	(293)	790	650	(332)	318

Total shareholders’ equity	3,720	(925)	2,795	3,287	(964)	2,323

Total equity and liabilities	184,733	9,911	194,644	115,055	13,134	128,189

Financial Statements
Notes to the Financial Statements continued
Restated Group balance sheet at 1 January 2005

												Group
	IFRS			De-		Non-	Fair value		Life			IFRS
	31 December	Reclassifi-	Derivative	recognition	Fees &	trading	classi-	Preference	Investment		Total IFRS	1 January
	2004	cations	Offsetting	of Liabilities	Commissions	derivatives	fication	Shares	products	Other	Adjustments	2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	454	—	—	—	—	—	—	—	—	—	—	454
Trading Assets	—	43,179	1,728	—	—	94	—	—	—	—	45,001	45,001
Derivative financial instruments	2,377	—	7,659	—	—	138	—	—	—	(36)	7,761	10,138
Financial Assets designated at fair value	—	21,954	—	—	—	—	4,306	—	(5)	—	26,255	26,255
Loans and advances to banks	11,751	(6,397)	(78)	—	—	35	—	—	—	—	(6,440)	5,311
Loans and advances to customers	109,416	(11,257)	—	—	(54)	12	(3,711)	—	—	(16)	(15,026)	94,390
Debt securities	37,010	(36,687)	—	—	—	—	(296)	—	—	(27)	(37,010)	—
Equity shares and other variable interest securities	10,792	(10,792)	—	—	—	—	—	—	—	—	(10,792)	—
Available for sale securities	—	—	—	—	—	—	11	—	—	—	11	11
Investments in associated undertakings	25	—	—	—	—	—	—	—	—	—	—	25
Intangible assets	175	—	—	—	—	—	—	—	—	—	—	175
Value of in force business	1,844	—	—	—	—	—	—	—	(67)	—	(67)	1,777
Property plant and equipment	262	—	—	—	—	—	—	—	—	—	—	262
Operating lease assets	2,275	—	—	—	—	—	—	—	—	—	—	2,275
Investment property	1,228	—	—	—	—	—	—	—	—	—	—	1,228
Current tax asset	242	—	—	—	—	—	—	—	—	—	—	242
Deferred tax assets	501	—	—	—	—	—	—	—	—	29	29	530
Macro hedge of interest rate risk	—	—	—	—	—	10	—	—	—	—	10	10
Other assets	6,381	—	557	—	(141)	(249)	—	—	14	(2)	179	6,560

Total assets	184,733	—	9,866	—	(195)	40	310	—	(58)	(52)	9,911	194,644

Liabilities
Deposits by banks	18,412	(6,592)	(757)	—	(10)	46	—	—	—	(1)	(7,314)	11,098
Customer accounts	78,660	(7,843)	214	68	—	(6)	—	—	—	1	(7,566)	71,094
Derivative financial instruments	3,665	—	7,498	—	—	390	—	—	—	—	7,888	11,553
Trading liabilities	—	25,415	1,606	—	—	—	—	—	—	—	27,021	27,021
Financial liabilities designated at fair value	—	—	—	—	—	—	7,927	—	—	—	7,927	7,927
Debt securities in issue	37,067	(8,265)	—	—	(12)	(610)	(7,758)	—	—	—	(16,645)	20,422
Other Borrowed Funds	722	512	—	—	—	—	—	570	—	—	1,082	1,804
Subordinated liabilities	5,484	—	—	—	—	610	—	—	—	7	617	6,101
Insurance and reinsurance liabilities	24,923	(3,213)	—	—	—	—	—	—	—	—	(3,213)	21,710
Other liabilities	8,844	(2,715)	1,305	86	(100)	(102)	—	—	26	(36)	(1,536)	7,308
Investment contract liabilities	—	3,213	—	—	—	—	—	—	—	—	3,213	3,213
Other provisions	302	—	—	—	—	—	—	—	—	(19)	(19)	283
Current tax liability	161	—	—	—	—	—	—	—	—	—	—	161
Deferred tax liabilities	1,064	—	—	—	—	—	—	—	—	(107)	(107)	957
Retirement benefit obligations	1,197	—	—	—	—	—	—	—	—	—	—	1,197
Minority interests — non equity	512	(512)	—	—	—	—	—	—	—	—	(512)	—

Total liabilities	181,013	—	9,866	154	(122)	328	169	570	26	(155)	10,836	191,849

Called up share capital — ordinary shares	148	—	—	—	—	—	—	—	—	—	—	148
Called up share capital — preference shares	325	—	—	—	—	—	—	(325)	—	—	(325)	—
Share premium account	2,164	—	—	—	—	—	—	(307)	—	—	(307)	1,857
Retained earnings	1,083	—	—	(154)	(73)	(288)	141	62	(84)	103	(293)	790
Total shareholders’ equity	3,720	—	—	(154)	(73)	(288)	141	(570)	(84)	103	(925)	2,795

Total liabilities and equity	184,733	—	9,866	—	(195)	40	310	—	(58)	(52)	9,911	194,644

Financial Statements
Notes to the Financial Statements continued
Restated Company balance Sheet at 1 January 2005

Company
	IFRS		Derecog-						Total IFRS	IFRS
	31 December	Reclassifi-	nition of	Fees &	Non-trading	Fair value	Preference		Adjust-	1 January
	2004	cations	Liabilities	Commissions	derivatives	classification	Shares	Other	ments	2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	443	—	—	—	—	—	—	—	—	443
Derivative financial instruments	—	—	—	—	257	—	—	—	257	257
Financial Assets designated at fair value	—	—	—	—	—	711	—	—	711	711
Loans and advances to banks	23,605	—	—	—	—	—	—	—	—	23,605
Loans and advances to customers	79,860	12,948	—	(52)	13	(695)	—	(20)	12,194	92,054
Debt securities	405	—	—	—	—	(378)	—	(27)	(405)	—
Investments in associated undertakings	19	—	—	—	—	—	—	—	—	19
Equity shares and other variable interest securities	1	—	—	—	—	(1)	—	—	(1)	—
Available for sale securities	—	—	—	—	—	379	—	—	379	379
Investment in subsidiary undertakings	8,250	—	—	—	—	—	—	—	—	8,250
Property plant and equipment	231	—	—	—	—	—	—	—	—	231
Current tax asset	242	—	—	—	—	—	—	—	—	242
Deferred tax assets	494	—	—	—	—	—	—	146	146	640
Macro hedge of interest rate risk	—	—	—	—	10	—	—	—	10	10
Other assets	1,505	—	—	(119)	—	—	—	(38)	(157)	1,348

Total assets	115,055	12,948	—	(171)	280	16	—	61	13,134	128,189

Liabilities
Deposits by banks	35,697	—	—	—	40	—	—	—	40	35,737
Customer accounts	65,910	12,948	68	—	—	—	—	—	13,016	78,926
Debt securities in issue	4	—	—	—	(1)	—	—	—	(1)	3
Other Borrowed Funds	722	—	—	—	—	—	570	—	570	1,292
Subordinated liabilities	5,674	—	—	—	478	—	—	7	485	6,159
Other liabilities	2,407	—	86	(58)	1	—	—	(41)	(12)	2,395
Other provisions	237	—	—	—	—	—	—	—	—	237
Current tax liability	57	—	—	—	—	—	—	—	—	57
Retirement benefit obligations	1,060	—	—	—	—	—	—	—	—	1,060

Total liabilities	111,768	12,948	154	(58)	518	—	570	(34)	14,098	125,866

Called up share capital — ordinary shares	148	—	—	—	—	—	—	—	—	148
Called up share capital — preference shares	325	—	—	—	—	—	(325)	—	(325)	—
Share premium account	2,164	—	—	—	—	—	(307)	—	(307)	1,857
Retained earnings	650	—	(154)	(113)	(238)	16	62	95	(332)	318

Total shareholders’ equity	3,287	—	(154)	(113)	(238)	16	(570)	95	(964)	2,323

Total liabilities and equity	115,055	12,948	—	(171)	280	16	—	61	13,134	128,189